Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law Atlantic Station / 201 17th Street, NW / Suite 1700 / Atlanta, GA 30363 Tel: 404.322.6000 Fax: 404.322.6050 www.nelsonmullins.com	J. Brennan Ryan (Admitted in GA, FL & MI) Tel: 404.322.6218 brennan.ryan@nelsonmullins.com

June 15, 2012

CONFIDENTIAL SUBMISSION VIA EMAIL

Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	Confidential Submission Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

  Re:
  Confidential Submission of Talmer Bancorp, Inc.'s Registration Statement on Form S-1

Ladies and Gentlemen:

        On behalf of our client, Talmer Bancorp, Inc. (the "Company"), we are submitting a draft Registration Statement on Form S-1 (the "Registration Statement") to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement submitted herewith relates to the initial public offering of the Company's common stock. A copy of the Registration Statement has been attached to our e-mail as a text searchable PDF file, labeled DRAFTRS.pdf.

        On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenues during its most recently completed fiscal year ended December 31, 2011 were less than $1 billion. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

        A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 21 days before the Company commences its road show.

        If you have any questions with respect to this confidential submission, please call me at 404-322-6218.

Very truly yours,
/s/ J. BRENNAN RYAN J. Brennan Ryan

Atlanta • Boston • Charleston • Charlotte • Columbia • Greenville • Myrtle Beach • Raleigh • Washington, DC • Winston-Salem

As filed with the Securities and Exchange Commission on June 15, 2012

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TALMER BANCORP, INC.
(Exact name of registrant as specified in its charter)

Michigan (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	61-1511150 (I.R.S. Employer Identification Number)

2301 West Big Beaver Rd., Suite 525
Troy, Michigan 48084
Telephone: (248) 498-2802
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

David T. Provost, Chief Executive Officer and President
Talmer Bancorp, Inc.
2301 West Big Beaver Rd., Suite 525
Troy, Michigan 48084
Telephone: (248) 498-2802
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

J. Brennan Ryan
Allie L. Nagy
Nelson Mullins Riley & Scarborough LLP
Atlantic Station
201 17th Street NW / Suite 1700
Atlanta, Georgia 30363
Telephone: (404) 322-6218
Facsimile: (404) 322-6050

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller Reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Class A Common Stock, par value $1.00 per share	$[•]	$[•]

(1)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant and the selling shareholders specified herein.

(2)
Includes shares of Class A Common Stock which may be sold pursuant to the underwriters' option to purchase additional shares.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may change. This prospectus is included in a registration statement that we filed with the Securities and Exchange Commission. These securities may not be sold until that registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated June 15, 2012

PROSPECTUS

TALMER BANCORP, INC.

[    •    ] Shares of Class A Common Stock

        This is the initial public offering of our Class A Common Stock. We are offering [    •    ] shares of our Class A Common Stock. The selling shareholders identified in this prospectus are offering an additional [    •    ] shares of Class A Common Stock in this offering. We will not receive any of the proceeds from the sale of the shares being sold by the selling shareholders.

        Prior to this offering, there has been no established public market for our Class A Common Stock. It is currently estimated that the public offering price per share of our Class A Common Stock will be between $[    •    ] and $[    •    ] per share. We intend to apply to list our Class A Common Stock on The NASDAQ Global Market under the symbol "[    •    ]".

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements. See "Risk Factors" beginning on page 10 to read about factors you should consider before buying our Class A Common Stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Shares of our Class A Common Stock are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

	Per Share	Total

Initial public offering price	$	$

Underwriting discounts	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling shareholders	$	$

        To the extent that the underwriters sell more than [    •    ] shares of Class A Common Stock, the underwriters have the option to purchase up to an additional [    •    ] shares from us and up to an additional [    •    ] shares from the selling shareholders at the initial public offering price less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on or about [    •    ], 2012, subject to customary closing conditions.

The date of this prospectus is                        , 2012

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	10
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	34
USE OF PROCEEDS	36
DIVIDEND POLICY	36
CAPITALIZATION	37
DILUTION	38
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION	40
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	42
82
SUPERVISION AND REGULATION	97
MANAGEMENT	113
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	123
DESCRIPTION OF CAPITAL STOCK	128
UNDERWRITING	134
SHARES ELIGIBLE FOR FUTURE SALE	139
LEGAL MATTERS	140
EXPERTS	140
WHERE YOU CAN FIND MORE INFORMATION	140

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus. We, the selling shareholders and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling shareholders are offering to sell, and seeking offers to buy, shares of Class A Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        No action is being taken in any jurisdiction outside the United States to permit a public offering of our Class A Common Stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

        Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares of Class A Common Stock to cover over-allotments, if any.

INDUSTRY AND MARKET DATA

        The market data and other statistical information used throughout this prospectus are based on independent industry publications. Some data is also based on our good faith estimates, which are derived from our review of internal surveys, as well as independent industry publications, government publications, reports by market research firms or other published independent sources. None of the independent industry publications referred to in this prospectus was prepared on our or our affiliates' behalf or at our expense.

PROSPECTUS SUMMARY

        This summary provides an overview of selected information contained elsewhere in this prospectus. This is only a summary and does not contain all of the information that you should consider before investing in our Class A Common Stock. You should read this entire prospectus, including the "Risk Factors" section beginning on page [    •    ] and our financial statements and related notes appearing elsewhere in this prospectus, before deciding to invest in our Class A Common Stock.

        In this prospectus, unless the context suggests otherwise, references to "Talmer Bancorp, Inc.," "the Company," "we," "us," and "our" mean the combined business of Talmer Bancorp, Inc. and its subsidiary bank, Talmer Bank and Trust (the "Bank").

        References to our "Class A Common Stock" and "common stock" refer to our Class A voting common stock, par value $1.00 per share.

Company Overview

        We are a bank holding company headquartered in Troy, Michigan that is led by a management team of seasoned bankers with extensive experience operating, acquiring and integrating financial institutions in our current and target markets.

        As a result of private placements and our FDIC-assisted acquisitions described, we have transformed from a small community bank in Troy, Michigan to a much larger commercial bank now operating 47 full service branches. We are a full service community bank offering a full suite of commercial and retail banking, wealth management and trust services to small to medium-sized businesses and individuals within the Detroit, Michigan metropolitan statistical area, in smaller communities in Northeastern Michigan, and in South Central and Southeastern Wisconsin. Our product line includes loans to small and medium-sized businesses, residential and commercial construction and development loans, commercial real estate loans, farmland and agricultural production loans, residential mortgage loans, home equity loans, consumer loans and a variety of commercial and consumer demand, savings and time deposit products. We also offer online banking and bill payment services, online cash management, safe deposit box rentals, debit card and ATM card services and the availability of a network of ATMs for our customers.

        As of March 31, 2012, our total assets were approximately $2.15 billion, our net total loans were approximately $1.15 billion, our total deposits were approximately $1.70 billion and our total shareholders' equity was approximately $348.2 million.

Private Placements and FDIC-Assisted Acquisitions

        In the fall of 2009, through management and board action, we determined to embark on a capital raise process that would enable us to implement a new business plan to build a bank that aggregated multiple failed bank asset and liability pools to pursue significant income potential from the FDIC loss sharing and bid dynamics. On April 30, 2010, we closed on a private placement of our Class A Common Stock that raised $185.9 million from new investors. Also on April 30, 2010, we assumed approximately $1.17 billion of deposits and acquired approximately $941.3 million of the assets of the failed CF Bancorp, Port Huron, Michigan, including $825.4 million in loans, net of unearned income, and $10.3 million of other real estate, before acquisition discounts of $340.4 million and $5.0 million, respectively, from the FDIC, as receiver. In connection with the acquisition, we entered into two loss share agreements with the FDIC on approximately $835.6 million of CF Bancorp's assets, including 100% of the acquired loans (except consumer loans) and other real estate owned. With the acquisition of CF Bancorp, we acquired 22 branch locations located in eastern Michigan.

        On November 19, 2010, we assumed approximately $474.6 million of deposits and acquired approximately $684.3 million of the assets of the failed First Banking Center, Burlington, Wisconsin,

including $475.7 million in loans, net of unearned income, and $18.3 million of other real estate, before acquisition discounts of $108.7 million and $5.5 million, respectively, from the FDIC, as receiver. In connection with the acquisition, we entered into two loss share agreements with the FDIC on approximately $490.5 million of First Banking Center's assets, including 100% of the acquired loans (except consumer loans) and other real estate owned. With the acquisition of First Banking Center, we acquired 17 branch locations located in the southern portion of Wisconsin.

        On February 11, 2011, we assumed approximately $385.5 million of deposits and acquired approximately $390.4 million of the assets of the failed Peoples State Bank, Hamtramck, Michigan, including $321.2 million in loans, net of unearned income, and $8.8million of other real estate, before acquisition discounts of $113.0 million and $3.1 million, respectively, from the FDIC, as receiver. In connection with the acquisition, we entered into two loss share agreements with the FDIC on approximately $325.2 million of Peoples State Bank's assets, including 100% of the acquired loans (except consumer loans) and other real estate owned. With the acquisition of Peoples State Bank, we acquired 10 branch locations located in southeast Michigan.

        On April 29, 2011, we assumed approximately $302.3 million of deposits and acquired approximately $402.1 million of the assets of the failed Community Central Bank, Mount Clemens, Michigan, including $329.8 million in loans, net of unearned income, and $18.8 million of other real estate, before acquisition discounts of $133.4 million and $7.6million, respectively, from the FDIC, as receiver. In connection with the acquisition, we entered into two loss share agreements with the FDIC on approximately $341.7 million of Community Central Bank's assets, including 100% of the acquired loans (except consumer loans) and other real estate owned. With the acquisition of Community Central Bank, we acquired 4 branch locations located in southeast Michigan.

        On February 21, 2012, we closed on a private placement of our Class A Common Stock consisting of an initial drawdown by us of approximately $21.0 million and commitments from investors for up to approximately $153.0 million of event driven capital at $8.00 per share to support growth strategies. As a result of our private placements and the disciplined deployment of capital, we believe we have ample resources to support operations and future acquisitions.

        In this prospectus, we refer to our four completed FDIC-assisted acquisitions collectively as the "acquisitions" and refer to CF Bancorp, First Banking Center, Peoples State Bank and Community Central Bank collectively as the "Acquired Banks." In addition, we refer to loans subject to loss share agreements with the FDIC as "covered loans" and loans that are not subject to loss share agreements with the FDIC as "uncovered loans." All of the loans and other real estate covered under the loss share agreements with the FDIC are referred to as "covered assets."

Market Areas

        We currently operate within the greater Detroit metropolitan statistical area with our headquarters in north suburban Troy, Michigan with 33 branches in Genesee, Wayne, Oakland, Macomb, St. Clair, Lapeer, Sanilac and Huron counties. We also operate 13 branches in Wisconsin in Green, Kenosha, Lafayette, Racine and Walworth counties.

        The following table shows key demographic information about our market areas:

(dollars in thousands, except for Household Income, which is in actual dollars)

Talmer Bank and Trust		Total Market Area
Metropolitan Statistical Area	March 31, 2012 Deposits	Total Deposits in Market Area(1)	2011 Population(2)	2011 - 2016 Projected Population Growth(2)	2011 Median Household Income(2)	2011 - 2016 Projected Growth in Household Income(2)
Michigan
Detroit-Warren-Livonia	$1,194,540	$1,260,121	4,267,731	(1.96)%	$49,792	14.05%
Flint	4,766	9,262	422,340	(2.24)	41,204	22.40
Wisconsin
Racine	160,787	161,205	195,456	0.97	53,584	20.17
Whitewater	112,122	113,671	102,421	3.26	51,481	11.94
Chicago-Joliet-Naperville	52,658	47,040	9,481,409	0.86	57,427	21.59
Monroe	30,121	35,138	36,960	3.03	48,473	11.72
MSA Totals		1,626,437	14,506,317
Weighted Average MSA				(1.12)	50,429	14.72
Branches not in any MSA totals*	142,789	140,961	92,742
Weighted Average: Branches not in any MSA				3.42	38,794	11.98

Source:    SNL Financial, except where otherwise noted.

(1)
Deposit data is for banks and thrifts only as of June 30, 2011 and does not include credit unions.

(2)
Source:    ESRI, as provided by SNL Financial. Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data.

*
Sanilac (MI), Huron (MI), and Lafayette (WI) counties

Our Business Strategy

        Our business strategy is to become a leading regional bank holding company by operating, integrating and growing our existing operations as well as to acquire other banks, including failed, underperforming and undercapitalized banks and other complementary assets. We plan to achieve this through the acquisition of banking franchises from the FDIC and through conservatively structured unassisted transactions. We seek acquisitions that offer opportunities for clear financial benefits through add-on transactions, long-term organic growth opportunities and expense reductions. We believe recent and continuing dislocations in the U.S. banking industry have created an opportunity for us to create a leading regional bank that will be able to realize greater economies of scale compared to smaller community banks while still providing more personalized, local service than large-sized banks. Our focus is on building strong banking relationships with small- and mid-sized businesses and consumers, while maintaining a low risk profile designed to generate reliable income streams and attractive risk-adjusted returns. The key components of our strategic plan are:

  •
  Disciplined acquisitions.  We seek to carefully select banking acquisition opportunities that we believe have stable core franchises and significant local market share, while structuring the transactions to limit risk. Further, we seek acquisitions in attractive markets that offer substantial benefits through reliable income streams, potential add-on transactions, long-term organic growth opportunities and expense reductions. Our future acquisitions may also include distressed assets sold by the FDIC or another seller where our operations, underwriting and servicing capabilities or management experience give us an advantage in evaluating and resolving the assets. We are currently targeting the Midwest markets primarily in Michigan, Illinois, Wisconsin, Ohio and Indiana. We believe we utilize a comprehensive, conservative due diligence process that is strongly focused on loan credit quality.

  •
  Focus on client-centered, relationship-driven banking strategy.  We remain focused on originating high-quality loans and low-cost customer deposits. We continue to add consumer and commercial bankers to execute on a client-centered, relationship-driven banking model. Our consumer bankers focus on knowing their clients in order to best meet their financial needs, offering a full complement of loan, deposit and on-line banking solutions. Our commercial bankers focus on small-and mid-sized businesses with an advisory approach that emphasizes understanding the client's business and offering a complete array of loan, deposit and treasury management products and services.

  •
  Expansion through organic growth and enhanced product offerings.  We also believe that our focus on serving consumers and small-to mid-sized businesses, coupled with our enhanced product offerings, will provide an expanded revenue base and new sources of fee income, particularly in an improving economic environment. Our executive management team has developed a hands-on operating culture focused on performance and accountability, with frequent and detailed oversight by executive management of key performance indicators. We have implemented a sales management system for our branches that is focused on growing loans and core deposits in each of our markets. We believe that this system holds loan officers and branch managers accountable for achieving loan production goals that are subject to our conservative credit standards and disciplined underwriting practices.

  •
  Operating platform and efficiencies.  We intend to continue to utilize our comprehensive underwriting and risk management processes and a state-of-the-art, scalable technology platform to support and integrate future growth and realize operating efficiencies throughout our enterprise.

        We believe our strategy—growth through selective acquisitions in attractive markets and growth through the retention, expansion and development of client-centered relationships—provides flexibility regardless of economic conditions. We also believe that our established platform for assessing, executing and integrating FDIC-assisted transactions creates opportunities in a prolonged economic downturn while the combination of attractive market factors, franchise scale in our targeted markets and our relationship-centered banking focus creates opportunities in an improving economic environment.

Our Competitive Strengths

  •
  Experienced and Respected Management Team with a Successful Track Record.  The executive management team has extensive experience overseeing commercial and consumer banking, mergers and acquisitions, systems integrations, technology, operations, credit and regulatory compliance. They have a proven track record of acquiring failed or failing financial institutions, and integrating them into a strong and profitable franchise. Many members of our executive management team are from our market areas and have an extensive network of contacts with banking executives, existing and potential customers, and business and civic leaders throughout the region. We believe our executive management team's reputation and track record give us an advantage in negotiating acquisitions and hiring and retaining experienced bankers.

  •
  Highly Skilled and Disciplined Acquirer.  We believe our discipline and selectivity in identifying target franchises, along with our successful history of working with the FDIC and directly with troubled financial institutions, provide us a substantial advantage in pursuing and consummating future acquisitions. We have executed four FDIC-assisted acquisitions in just over 24 months and integrated those investments into a common core processing platform. We believe our track record of completing and integrating transactions quickly has helped us negotiate transactions on more economically favorable terms. Additionally, we believe our strengths in structuring transactions to limit our risk, our experience in the financial reporting and regulatory process related to troubled bank acquisitions, and our ongoing risk management expertise, particularly in problem loan workouts, collectively enable us to capitalize on the potential of the franchises we acquire.

  •
  Excess Capital and Liquidity.  As a result of our private placements and the disciplined deployment of capital, we have ample capital with which to make acquisitions. As of March 31, 2012, we had approximately $112.3 million of excess capital available on a consolidated basis to continue to implement our acquisition strategy and to support growth in our existing banking franchises. Excess capital represents our consolidated tangible equity less the Bank level capital required to meet the 10% Tier 1 leverage ratio per our strategic plan accepted by the FDIC. In addition, we have commitments from institutional investors for up to an additional approximately $153 million of event driven capital at $8.00 per share. For a further discussion of the drawdown rights, see "Capital Resources" in "Management's Discussion of Financial Condition and Results of Operations." As of March 31, 2012, we had liquidity on hand of $448.2 million equal to 21% of total assets, which provides ample liquidity to support our existing banking franchises. Liquid assets include cash and due from bank, federal funds sold, interest-bearing deposits with banks and unencumbered securities available for sale.

  •
  Attractive risk profile.  The large majority of the loans in our loan portfolio were adjusted to their estimated fair value at acquisition in accordance with acquisition accounting requirements. Additionally, as of March 31, 2012, 71% of our loans and 100% of our OREO (each by dollar amount) were covered by loss sharing arrangements with the FDIC.

        We believe we have developed a disciplined and comprehensive credit due diligence process that takes into consideration the potential for a prolonged economic downturn and continued pressure on real estate values. In addition, we have been able to quickly implement conservative credit and operating policies in acquired franchises, allowing for the application of consistent, enterprise-wide risk management procedures, which we believe will help drive continued improvements in asset quality.

Risk Factors

        For a discussion of certain risk factors you should consider before making an investment, see "Risk Factors" beginning on page [    •    ].

Company Information

        Our principal executive offices are located at 2301 West Big Beaver Rd., Suite 525, Troy, Michigan 48084, and our telephone number is (248) 498-2802. Our website address is www.talmerbank.com. The information and other content contained on our website are not part of this prospectus.

The Offering

Common stock offered by us	[•] shares of Class A Common Stock.
Common stock offered by selling shareholders	[•] shares of Class A Common Stock.
Over-allotment option	[•] shares of Class A Common Stock from the Company.
[•] shares of Class A Common Stock from the selling shareholders.
Common stock to be outstanding after this offering	[•] shares of Class A Common Stock.(1)
Use of proceeds

Assuming an initial public offering price of $[•] per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our Class A Common Stock in this offering will be $[•] (or $[•] if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us), after deducting estimated underwriting discounts and offering expenses. We intend to use our net proceeds from this offering for general corporate purposes, including the acquisition of depository institutions through traditional open bank and FDIC failed bank acquisitions, as well as through selective acquisitions of financial services companies or of assets, deposits and branches that we believe present attractive risk-adjusted returns and provide a strategic benefit to our growth strategy. We will not receive any proceeds from the sale of shares of our Class A Common Stock by the selling shareholders in this offering. For additional information, see "Use of Proceeds."

Regulatory ownership restrictions

We are a bank holding company. A holder of shares of common stock (or group of holders acting in concert) that (i) directly or indirectly owns, controls or has the power to vote more than 5% of the total voting power of the Company, (ii) directly or indirectly owns, controls or has the power to vote 10% or more of any class of voting securities of the Company, (iii) directly or indirectly owns, controls or has the power to vote 25% or more of the total equity of the Company, or (iv) is otherwise deemed to "control" the Company under applicable regulatory standards, may be subject to important restrictions, such as prior regulatory notice or approval requirements and applicable provisions of the FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions, or the FDIC Policy Statement. For a further discussion of regulatory ownership restrictions, see "Supervision and Regulation."

Dividend policy

We have never paid cash dividends to holders of our Class A Common Stock. We do not anticipate paying cash dividends on shares of our Class A Common Stock for the foreseeable future. For additional information, see "Dividend Policy."

Listing	We intend to apply to list our Class A Common Stock on The NASDAQ Global Market under the symbol "[•]".
Risk Factors	You should read the "Risk Factors" beginning on page [•], as well as other cautionary statements throughout this prospectus, before investing in shares of our Class A Common Stock.

(1)
Based on [    •    ] shares of Class A Common Stock issued and outstanding as of [    •    ], 2012. As of April 30, 2012, there were 393 holders of our Class A Common Stock. Unless otherwise indicated, information contained in this prospectus regarding the number of shares of our Class A Common Stock outstanding after this offering does not include an aggregate of up to [    •    ] shares of Class A Common Stock comprised of:

•
up to [    •    ] shares of Class A Common Stock which may be issued by us upon exercise in full of the underwriters' option to purchase additional shares of our Class A Common Stock;

•
[    •    ] shares of Class A Common Stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $[    •    ] per share, of which [    •    ] shares were vested as of [    •    ], 2012;

•
[    •    ] shares of Class A Common Stock reserved for future issuance under the Talmer Bancorp, Inc. [    •    ] Equity Incentive Plan (excluding the [    •    ] shares issuable upon exercise of outstanding stock options as noted above);

•
[    •    ] shares of Class A Common Stock issuable upon exercise of outstanding warrants with an exercise price of $6.00 per share; and

•
[    •    ] shares of Class A Common Stock issuable upon exercise of outstanding warrants with an exercise price of $8.00 per share.

Summary Historical Consolidated Financial Data

        The following table sets forth our summary historical consolidated financial data for the periods and as of the dates indicated. You should read this information in conjunction with "Summary Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes thereto, which are included elsewhere in this prospectus. The summary historical consolidated financial data for the years ended December 31, 2011 and 2010 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary historical consolidated financial data as of March 31, 2012 and for the three months ended March 31, 2012 and 2011, are derived from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. Our historical results shown below and elsewhere in this prospectus are not necessarily indicative of our future performance.

	As of and for the three months ended March 31,		As of and for the years ended December 31,
(Dollars in thousands, except per share data)	2012	2011	2011	2010
Earnings Summary
Interest income	$25,979	$29,961	$119,478	$50,249
Interest expense	1,523	1,660	7,076	5,968
Net interest income	24,456	28,301	112,402	44,281
Provision for loan losses—uncovered	1,274	1,242	3,571	4,484
Provision for loan losses—covered	15,223	356	64,748	17,850
Noninterest income	25,844	16,490	113,774	86,583
Noninterest expense	25,933	23,108	106,591	41,765
Income before income taxes	7,870	20,085	51,266	66,765
Provision for income taxes	2,591	7,429	17,817	22,089
Net income	5,279	12,656	33,449	44,676
Per Share Data
Basic earnings per common share	$0.12	$0.32	$0.85	$1.60
Diluted earnings per common share	0.11	0.32	0.82	1.56
Book value per common share	7.40	6.80	7.23	6.44
Average diluted shares (in thousands)	48,259	40,043	40,639	28,589
Selected Period End Balances
Total assets	$2,147,816	$1,984,144	$2,123,560	$1,689,645
Securities available-for-sale	367,130	355,790	223,938	298,094
Loans, excluding covered loans	354,937	200,434	323,705	139,784
Covered loans	865,117	888,645	912,215	750,561
FDIC indemnification asset	352,089	340,211	358,839	270,332
FDIC receivable	12,493	5,995	57,407	15,022
Total deposits	1,697,783	1,669,878	1,695,599	1,388,424
Total shareholders' equity	348,245	264,879	321,326	250,935

	As of and for the three months ended March 31,		As of and for the years ended December 31,
(Dollars in thousands, except per share data)	2012	2011	2011	2010
Performance and Capital Ratios
Return on average assets(1)	0.98%	2.76%	1.60%	4.55%
Return on average equity(1)	6.50	19.63	11.95	25.69
Average equity to average assets ratio	15.14	13.97	13.35	17.71
Net interest margin (fully taxable equivalent)(1)(2)	4.87	6.63	5.81	4.75
Tier 1 risk based capital	34.7	36.6	37.7	30.3
Total risk-based capital	36.0	37.9	39.0	31.5
Tier 1 leverage ratio	15.8	13.9	14.6	18.4
Asset Quality Ratios:
Net charge-offs to average loans, excluding covered loans(1)	0.23%	0.23%	0.05%	1.03%
Nonperforming assets as a percentage of total assets	1.73	1.12	1.20	1.18
Nonperforming loans as a percent of total loans	0.92	0.06	0.41	0.14
Nonperforming loans as a percent of total loans, excluding covered loans	0.73	0.14	0.65	0.63
Allowance for loan losses as a percentage of period-end loans	5.90	1.64	5.12	1.93
Allowance for loan losses—uncovered as a percentage of period-end loans, excluding covered loans	2.53	2.78	2.44	3.16

(1)
Calculation is annualized for each three month ended period March 31.

(2)
Tax equivalent basis using a 35% tax rate for all periods presented.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus including our consolidated financial statements and the related notes thereto, before deciding whether to invest in our common stock. If any of the following risks actually occurs, our business, prospects, financial condition, results of operations and cash flow could be materially adversely affected. In such an event, the value of our common stock could decline and you could lose all or part of your investment.

        You should not place undue reliance on any forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no duty to update any forward-looking statement.

Risks Related to Our Business

Negative developments in the financial industry, the domestic and international credit markets, and the economy in general pose significant challenges for our industry and us and could adversely affect our business, financial condition and results of operations.

        Negative developments in the global credit and securitization markets have resulted in uncertainty in the financial markets in general with the expectation of continued uncertainty in 2012, both nationally and in our Michigan and Wisconsin markets. As a result of this "credit crunch," commercial as well as consumer loan portfolio performances deteriorated at many institutions, and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Global securities markets, and bank and bank holding company stock prices in particular, have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets.

        Financial institutions like us have been, and may continue to be, affected by sharp declines in the real estate market, including falling home prices and increasing delinquencies, foreclosures and increased unemployment. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. Those concerns have led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. We do not expect these difficult conditions to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects on us.

        As a result, we may face the following risks:

  •
  economic conditions that negatively affect housing prices and the job market may cause the credit quality of our loan portfolios to deteriorate;

  •
  market developments that affect consumer confidence may cause adverse changes in payment patterns by our customers, causing increases in delinquencies and default rates on loans and other credit facilities;

  •
  the processes that we use to estimate our allowance for loan and lease losses and reserves may no longer be reliable because they rely on judgments, such as forecasts of economic conditions, that may no longer be capable of accurate estimation;

  •
  the value of our securities portfolio may decline; and

  •
  we face increased regulation of our industry, and the costs of compliance with such regulation may increase.

        These conditions or similar ones may continue to persist or worsen, causing us to experience continuing or increased adverse effects on our business, financial condition, results of operations and the price of our common stock.

If, over the next three to five years, we are unable to replace the revenue we expect to derive from the continued realization of accretable discounts on our acquired loans and the FDIC indemnification asset with new loans and other earning assets, our financial condition and earnings may be adversely affected.

        As a result of the four FDIC-assisted acquisitions we have made over the past two years and the negative purchase price associated with each acquisition, we anticipate that a significant portion of our income over the next three to five years will be derived from the continued realization of accretable discounts on the loans that we purchased in our FDIC-assisted acquisitions and from the FDIC indemnification asset. For the period ended March 31, 2012, we recognized $17.4 million of income, or 34.5% of our total revenue for the period, from the realization of accretable discounts on our acquired loans and the FDIC indemnification asset. During this period, if we are unable to replace our acquired loans and the related accretion with new performing loans and other earning assets due to a decline in loan demand, competition from other financial institutions in our markets or if current economic conditions continue or further deteriorate, our financial condition and earnings may be adversely affected.

We may decide to make future acquisitions, which could expose us to additional risks.

        We periodically evaluate opportunities to acquire additional financial institutions, including additional purchases from the FDIC. As a result, we may engage in negotiations or discussions that, if they were to result in a transaction, could have a material effect on our operating results and financial condition, including short and long-term liquidity.

        Our acquisition activities could be material and could require us to use a substantial amount of cash, other liquid assets, and/or incur debt. In addition, if goodwill recorded in connection with our potential future acquisitions were determined to be impaired, then we would be required to recognize a charge against our earnings, which could materially and adversely affect our results of operations during the period in which the impairment was recognized.

        Our acquisition activities could involve a number of additional risks, including the risks of:

  •
  incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in management's attention being diverted from the operation of our existing business;

  •
  using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

  •
  incurring time and expense required to integrate the operations and personnel of the combined businesses, creating an adverse short-term effect on results of operations; and

  •
  losing key employees and customers as a result of an acquisition that is poorly received.

We may be exposed to difficulties in combining the operations of acquired institutions into our own operations, which may prevent us from achieving the expected benefits from our acquisition activities.

        We may not be able to fully achieve the strategic objectives and operating efficiencies that we anticipate in our acquisition activities. Inherent uncertainties exist in integrating the operations of an acquired institution. In addition, the markets in which we and our potential acquisition targets operate are highly competitive. We may lose customers or the customers of an acquired institution as a result of an acquisition. We also may lose key personnel from the acquired institution as a result of an acquisition. We may not discover all known and unknown factors when examining an institution for acquisition during the due diligence period. These factors could produce unintended and unexpected consequences. Undiscovered factors as a result of an acquisition could bring civil, criminal and financial liabilities against us, our management and the management of the institutions we acquire. These factors could contribute to our not achieving the expected benefits from our acquisitions within desired time frames, if at all.

Our business is subject to interest rate risk, and fluctuations in interest rates may adversely affect our earnings and capital levels and overall results.

        The majority of our assets and liabilities are monetary in nature and, as a result, we are subject to significant risk from changes in interest rates. Changes in interest rates may affect our net interest income as well as the valuation of our assets and liabilities. Our earnings depend significantly on our net interest income, which is the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We expect to periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates move contrary to our position, this "gap" may work against us, and our earnings may be adversely affected.

        An increase in the general level of interest rates may also, among other things, adversely affect the demand for loans and our ability to originate loans. Conversely, a decrease in the general level of interest rates, among other things, may lead to prepayments on our loan and mortgage-backed securities portfolios and increased competition for deposits. Accordingly, changes in the general level of market interest rates may adversely affect our net yield on interest-earning assets, loan origination volume and our overall results.

        Although our asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in the general level of market interest rates, those rates are affected by many factors outside of our control, including inflation, recession, unemployment, money supply, international disorder and instability in domestic and foreign financial markets. We may not be able to accurately predict the likelihood, nature and magnitude of those changes or how and to what extent they may affect our business. We also may not be able to adequately prepare for or compensate for the consequences of such changes. Any failure to predict and prepare for changes in interest rates or adjust for the consequences of these changes may adversely affect our earnings and capital levels and overall results.

We depend on our executive officers and key personnel to continue the implementation of our long-term business strategy and could be harmed by the loss of their services.

        We believe that our continued growth and future success will depend in large part on the skills of our management team and our ability to motivate and retain these individuals and other key personnel. In particular, we rely on the leadership and experience in the banking industry of our Chief Executive Officer, David T. Provost. The loss of service of Mr. Provost or one or more of our other executive officers or key personnel could reduce our ability to successfully implement our long-term business strategy, our business could suffer and the value of our common stock could be materially adversely affected. Leadership changes will occur from time to time and we cannot predict whether significant resignations will occur or whether we will be able to recruit additional qualified personnel. We believe our management team possesses valuable knowledge about the banking industry and that their knowledge and relationships would be very difficult to replicate. Although Mr. Provost has entered into an employment agreement with us, it is possible that we may not renew the agreement upon expiration. Our success also depends on the experience of our branch managers and lending officers and on their relationships with the customers and communities they serve. The loss of these key personnel could negatively impact our banking operations. The loss of key personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business, financial condition or operating results.

Our success is dependent upon our management team, which may be unable to successfully implement their proposed business strategy.

        Our success is largely dependent upon the ability of our management team to execute our business strategy. Our management team will need to, among other things:

  •
  attract sufficient retail and commercial deposits;

  •
  attract and maintain business banking relationships with businesses in our market areas;

  •
  attract and retain experienced commercial and community bankers;

  •
  maintain adequate regulatory capital and comply with applicable federal and state regulations;

  •
  attract sufficient loans, including correspondent and purchased loans that meet prudent credit standards; and

  •
  maintain expenses in line with their current projections.

Failure to achieve these strategic goals could adversely affect our ability to successfully implement our business strategies and could negatively impact our business, financial condition and results of operations.

FDIC-assisted acquisition opportunities may not become available to us, and increased competition may make it more difficult for us to bid on failed bank transactions on terms we consider to be acceptable.

        Our near-term business strategy includes consideration of potential acquisitions of failing banks that the FDIC plans to place in receivership. The FDIC may not place banks that meet our strategic objectives into receivership. Failed bank transactions are attractive opportunities in part because of loss-sharing arrangements with the FDIC that limit the acquirer's downside risk on the purchased loan portfolio and, apart from our assumption of deposit liabilities, we have significant discretion as to the non-deposit liabilities that we assume. In addition, assets purchased from the FDIC are marked to their fair value and in many cases there is little or no addition to goodwill arising from an FDIC-assisted transaction. The bidding process for failing banks could become very competitive, and the increased competition may make it more difficult for us to bid on terms we consider to be acceptable. Our prior acquisitions should be viewed in the context of the recent opportunities available to us as a result of the confluence of our access to capital at a time when market dislocations of historical proportions resulted in attractive asset acquisition opportunities. As conditions change, we may prove to be unable to execute our growth strategy, which could impact our future earnings, reputation and results of operations.

If we fail to effectively manage credit risk, our business and financial condition will suffer.

        We must effectively manage credit risk. There are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting and guidelines, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers and risks resulting from uncertainties as to the future value of collateral. The substantial majority of our loans were acquired in our four FDIC-assisted transactions and are covered by loss share agreements with the FDIC. In addition, a primary component of our strategy is to grow our middle market and small business lending activity and to increase retail lending activity. There is no assurance that our credit risk monitoring and loan approval procedures are or will be adequate or will reduce the inherent risks associated with lending. Our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of our loan portfolio. Any failure to manage such credit risks may materially adversely affect our business and our consolidated results of operations and financial condition.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will be adversely affected.

        We are exposed to the risk that our customers may not repay their loans according to their terms, and the collateral securing the payment of these loans may be insufficient to fully compensate us for the outstanding balance of the loan plus the costs to dispose of the collateral. As a result, we may experience significant loan losses that may have a material adverse effect on our operating results and financial condition.

        We maintain an allowance for loan losses in an attempt to cover loan losses inherent in our loan portfolio. In addition, as we increase our loan origination, the percentage of our loan portfolio not covered by FDIC loss share agreements will increase. As such, the long-term success of our business will be largely attributable to the quality of our assets, particularly newly-originated loans. In determining the size of the allowance, we rely on an analysis of our loan portfolio, our experience and our evaluation of general economic conditions. We also make various assumptions and judgments about the collectability of our loan portfolio, including the diversification in our loan portfolio, the effect of changes in the economy on real estate and other collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period and the amount of non-performing loans and related collateral security. The allowance associated with our purchased credit impaired loans reflects a deterioration in cash flows since acquisition resulting from the periodic re-estimation of cash flows which involves complex cash flow projections and significant judgment on timing of loan resolution. If our assumptions prove to be incorrect, our current allowance may not be sufficient, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to the allowance for loan losses would materially decrease our net income and adversely affect our financial condition generally.

        In addition, federal regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge-offs, based on judgments different than our management. Any increase in our allowance for loan losses or loan charge-offs required by these regulatory agencies could have a material adverse effect on our operating results and financial condition.

We are exposed to higher credit risk by construction and development, commercial real estate, and commercial and industrial lending.

        Commercial real estate, commercial and industrial, and real estate construction lending usually involve higher credit risks than single-family residential lending. As of March 31, 2012, the following loan types accounted for the stated percentages of our total loan portfolio: commercial real estate—50%, commercial and industrial—23%, and real estate construction—3%. As of March 31, 2012, of these loans, 73% are covered by loss share agreements with the FDIC. However, over time, we expect that the number of uncovered loans in these categories will increase. These types of loans involve larger loan balances to a single borrower or groups of related borrowers.

        Commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers' ability to repay their loans depends on successful development of their properties, in addition to the factors affecting residential real estate borrowers. These loans also involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower's ability to make a balloon payment typically will depend on being able to either refinance the loan or sell the underlying property in a timely manner.

        As of March 31, 2012, $130.1 million, or 21% of outstanding commercial real estate loans, were uncovered. The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

        Commercial and industrial loans are typically based on the borrowers' ability to repay the loans from the cash flow of their businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself. In addition, the assets securing the loans have the following characteristics: (a) they depreciate over time, (b) they are difficult to appraise and liquidate, and (c) they fluctuate in value based on the success of the business.

        Risk of loss on a real estate construction loan depends largely upon whether our initial estimate of the property's value at completion of construction equals or exceeds the cost of the property construction (including interest), the availability of permanent take-out financing and the builder's ability to ultimately sell the property. During the construction phase, a number of factors can result in delays and cost overruns. If estimates of value are inaccurate or if actual construction costs exceed estimates, the value of the property securing the loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral.

        Commercial real estate loans, commercial and industrial loans, and real estate construction loans are more susceptible to a risk of loss during a downturn in the business cycle. Our underwriting, review and monitoring cannot eliminate all of the risks related to these loans.

We may not be able to retain or develop a strong core deposit base or other low-cost funding sources.

        We depend on checking, savings and money market deposit account balances and other forms of customer deposits as our primary source of funding for our lending activities. Our future growth will largely depend on our ability to retain and grow a strong deposit base. If we are unable to continue to attract and retain core deposits, to obtain third party financing on favorable terms, or to have access to interbank or other liquidity sources, our cost of funds will increase, adversely affecting the ability to generate the funds necessary for lending operations, reducing net interest margin and negatively affecting results of operations. The Bank derives liquidity through core deposit growth, maturity of money market investments, and maturity and sale of investment securities and loans. Additionally, the Company has access to financial market borrowing sources on an unsecured, and a collateralized basis for both short-term and long-term purposes including, but not limited to, the Federal Reserve and Federal Home Loan Banks of which the Bank is a member. If these funding sources are not sufficient or available, we may have to acquire funds through higher-cost sources.

Changes in local economic conditions where we operate could have a negative effect.

        Our success depends significantly on growth, or lack thereof, in population, income levels, deposits and housing starts in the geographic markets in which we operate. The local economic conditions in these areas have a significant impact on our commercial, real estate and construction loans, the ability of borrowers to repay these loans, and the value of the collateral securing these loans. Unlike larger financial institutions that are more geographically diversified, we are a regional banking franchise. Adverse changes in, and further deterioration of, the economic conditions of the Midwest United States in general or in Michigan, Wisconsin or any one or more of our local markets could negatively affect our financial condition, results of operations and profitability. A continuing deterioration in economic conditions could result in the following consequences, any of which could have a material adverse effect on our business:

  •
  loan delinquencies may increase;

  •
  problem assets and foreclosures may increase;

  •
  demand for our products and services may decline; and

  •
  collateral for loans that we make, especially real estate, may decline in value, in turn reducing a customer's borrowing power, and reducing the value of assets and collateral associated with the our loans.

We face strong competition for customers, which could prevent us from obtaining customers or may cause us to pay higher interest rates to attract customer deposits.

        The banking business is highly competitive, and we experience competition in our markets from many other financial institutions. Customer loyalty can be easily influenced by a competitor's new products, especially offerings that could provide cost savings or a higher return to the customer. Moreover, this competitive industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.

        We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions that may have higher lending limits. Because we will have a lower lending than some of our competitors it may discourage borrowers with lending needs that exceed those limits from doing business with us. While we may try to serve these borrowers by selling loan participations to other financial institutions, this strategy may not succeed in this current market because the number of institutions that are willing to act as loan participants is decreasing. We also compete with local community banks in our market. We may not be able to compete successfully with other financial institutions in our market, and we may have to pay higher interest rates to attract deposits, accept lower yields on loans to attract loans and pay higher wages for new employees, resulting in reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us.

        We may also face a competitive disadvantage as a result of our relatively smaller size, lack of geographic diversification beyond the Midwest United States and the States of Michigan and Wisconsin and inability to spread our operating costs across a broader market.

Our deposit insurance premiums could be substantially higher in the future, which could have a material adverse effect on our future earnings.

        The FDIC insures deposits at FDIC-insured depository institutions, such as the Bank, up to applicable limits. The amount of a particular institution's deposit insurance assessment is based on that institution's risk classification under an FDIC risk-based assessment system. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to its regulators. Recent market developments and bank failures significantly depleted the FDIC's Deposit Insurance Fund, and reduced the ratio of reserves to insured deposits. As a result of recent economic conditions and the enactment of the Dodd-Frank Act, banks are now assessed deposit insurance premiums based on the bank's average consolidated total assets, and the FDIC has modified certain risk-based adjustments which increase or decrease a bank's overall assessment rate. This has resulted in increases to the deposit insurance assessment rates and thus raised deposit premiums for insured depository institutions. If these increases are insufficient for the Deposit Insurance Fund to meet its funding requirements, further special assessments or increases in deposit insurance premiums may be required. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums than the recently increased levels. Any future additional assessments, increases or required prepayments in FDIC insurance premiums could reduce our profitability, may limit our ability to pursue certain business opportunities, or otherwise negatively impact our operations.

The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.

        The preparation of financial statements and related disclosure in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which are included in this registration statement, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider "critical" because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures.

Any requested or required changes in how we determine the impact of loss share accounting on our financial information could have a material adverse effect on our reported results.

        Our financial results are significantly affected by loss share accounting, which is driven by accounting rule interpretations, assumptions and judgments made by us, and subject to ongoing review by our accountants and the regulatory agencies to whom we report such information. Loss share accounting is a complex accounting methodology. Many of the decisions management makes regarding the application of this accounting methodology are subject to question or revision by our accountants and the various regulatory agencies to whom we report. As such, any financial information generated through the use of loss share accounting is subject to modification or change. Any significant modification or change in such information could have a material adverse effect on our results of operations and our previously reported results. In some cases, we could be required to apply a new or revised standard retroactively, resulting in us restating prior period financial statements.

Our financial information reflects the application of purchase accounting. Any change in the assumptions used in such methodology could have a material adverse effect on our results of operations.

        We have acquired a significant majority of our assets and assumed a significant majority of our liabilities in our four FDIC-assisted acquisitions and our financial results are heavily influenced by the application of purchase accounting. Purchase accounting requires management to make assumptions regarding the assets purchased and liabilities assumed to determine their fair value at acquisition. If these assumptions are incorrect or our accountants or the regulatory agencies to whom we report do not concur with our judgments and require that we change or modify our assumptions, such change or modification could have a material adverse effect on our financial condition or results of operations or our previously reported results.

The banking industry is heavily regulated and that regulation or future regulation could limit or restrict our activities and adversely affect our financial results.

        We operate in a highly regulated industry and we are subject to examination, supervision, and comprehensive regulation by various federal and state agencies, including the Federal Reserve, the FDIC and the Michigan Office of Financial and Insurance Regulation. Our compliance with these regulations are costly and restricts some of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our business, and the Bank is subject to a heightened capitalization requirement under the FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions.

        The burden of regulatory compliance has increased under current legislation and banking regulations and is likely to continue to have or may have a significant impact on the financial services industry. Recent legislative and regulatory changes, as well as changes in regulatory enforcement policies and capital adequacy guidelines, are increasing our costs of doing business and, as a result, may create an advantage for our competitors who may not be subject to similar legislative and regulatory requirements. In addition, future regulatory changes, including changes to regulatory capital requirements, could have an adverse impact on our future results. Furthermore, the federal and state bank regulatory authorities who supervise us have broad discretionary powers to take enforcement actions against banks for failure to comply with applicable regulations and laws. If we fail to comply with applicable laws or regulations, we could become subject to enforcement actions that have a material adverse effect on its future results.

We are periodically subject to examination and scrutiny by a number of banking agencies and, depending upon the findings and determinations of these agencies, we may be required to make adjustments to our business that could adversely affect us.

        Federal and state banking agencies periodically conduct examinations of our business, including compliance with applicable laws and regulations. If, as a result of an examination, a federal banking agency were to determine that the financial condition, capital resources, asset quality, asset concentration, earnings prospects, management, liquidity sensitivity to market risk or other aspects of any of our operations has become unsatisfactory, or that we or our management is in violation of any law or regulation, it could take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to change the asset composition of our portfolio or balance sheet, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance. If we become subject to such regulatory actions, our business, results of operations and reputation may be negatively impacted.

The enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 may have a material effect on our operations.

        On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (which we refer to as the "Dodd-Frank Act"), which imposes significant regulatory and compliance changes. The key effects of the Dodd-Frank Act on our business are:

  •
  changes to regulatory capital requirements;

  •
  exclusion of hybrid securities, including trust preferred securities, issued on or after May 19, 2010 from Tier 1 capital;

  •
  creation of new government regulatory agencies (such as the Financial Stability Oversight Council, which will oversee systemic risk, and the Consumer Financial Protection Bureau, which will develop and enforce rules for bank and non-bank providers of consumer financial products);

  •
  potential limitations on federal preemption;

  •
  changes to deposit insurance assessments;

  •
  regulation of debit interchange fees we earn;

  •
  changes in retail banking regulations, including potential limitations on certain fees we may charge; and

  •
  changes in regulation of consumer mortgage loan origination and risk retention.

        In addition, the Dodd-Frank Act restricts the ability of banks to engage in certain proprietary trading or to sponsor or invest in private equity or hedge funds. The Dodd-Frank Act also contains provisions designed to limit the ability of insured depository institutions, their holding companies and their affiliates to conduct certain swaps and derivatives activities and to take certain principal positions in financial instruments.

        Some provisions of the Dodd-Frank Act became effective immediately upon its enactment. Many provisions, however, will require regulations to be promulgated by various federal agencies in order to be implemented, some of which have been proposed by the applicable federal agencies. The provisions of the Dodd-Frank Act may have unintended effects, which will not be clear until implementation. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements may negatively impact our results of operations and financial condition. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to investors in our Class A Common Stock.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

        The federal Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (which we refer to as the "PATRIOT Act") and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury Department to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control (which we refer to as "OFAC"). If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we have already acquired or may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans, which would negatively impact our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

Federal, state and local consumer lending laws may restrict our ability to originate certain mortgage loans or increase our risk of liability with respect to such loans and could increase our cost of doing business.

        Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered "predatory." These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. It is our policy not to make predatory loans, but these laws create the potential for liability with respect to our lending and loan investment activities. They increase our cost of doing business and, ultimately, may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.

We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.

        Federal and state fair lending laws and regulations, such as the Equal Credit Opportunity Act and the Fair Housing Act, impose nondiscriminatory lending requirements on financial institutions. The Department of Justice, Consumer Financial Protection Bureau and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. A successful challenge to our performance under the fair lending laws and regulations could adversely impact our rating under the Community Reinvestment Act and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact our reputation, business, financial condition and results of operations.

The Federal Reserve may require us to commit capital resources to support our subsidiary bank.

        The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. In addition, the Dodd-Frank Act directs the federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as a source of strength for the institution. Under these requirements, in the future, we could be required to provide financial assistance to our subsidiary bank if it experiences financial distress.

        A capital injection may be required at times when we do not have the resources to provide it, and therefore we may be required to borrow the funds. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company's cash flows, financial condition, results of operations and prospects.

The recent downgrade of the U.S. government's sovereign credit rating by Standard & Poor's Ratings Services, and any future rating agency action with respect to the U.S. government's sovereign credit rating, could have a material adverse effect on us. Further, the current debt crisis in Europe, and the risk that certain countries may default on their sovereign debt, and the resulting impact on the financial markets, could have a material adverse effect on our business, results of operations and financial condition.

        On August 2, 2011, Moody's confirmed the U.S. government's existing sovereign rating, but stated that the rating outlook is negative, and also on August 2, 2011, Fitch affirmed its existing sovereign rating of the U.S. government, but stated that the U.S. government's rating is under review. On August 5, 2011, Standard & Poor's downgraded the United States long-term debt rating from its AAA rating to AA+. On August 8, 2011, Standard & Poor's downgraded the credit ratings of certain long-term debt instruments issued by Fannie Mae and Freddie Mac and other U.S. government agencies linked to long-term U.S. debt. These downgrades, any future downgrades, as well as the perceived creditworthiness of U.S. government-related obligations, could impact our ability to obtain, and the pricing with respect to, funding that is collateralized by affected instruments and obtained through the secured and unsecured markets. We cannot predict how this or any further downgrades to the U.S. government's sovereign credit rating, or its perceived creditworthiness, will impact economic or capital markets conditions generally. It is possible that any such impact could have a material adverse effect on our business, results of operation, and financial position.

        In addition, the current crisis in Europe has created uncertainty with respect to the ability of certain European Union countries to continue to service their sovereign debt obligations. These conditions have adversely impacted financial markets and have created substantial volatility and uncertainty, and will likely continue to do so. Risks related to this have had, and are likely to continue to have, a negative impact on global economic activity and the financial markets. As these conditions persist, our business, results of operation, and financial condition could be materially adversely affected.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain executive management and qualified board members.

        As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, potentially the listing requirements of The NASDAQ Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company." The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

        However, for as long as we remain an "emerging growth company" as defined in the Jumpstart our Business Startups Act of 2012, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an emerging growth company.

        We will remain an emerging growth company for up to five years, though we may cease to be an emerging growth company earlier under certain circumstances, including if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30, in which case we would cease to be an emerging growth company as of the following December 31.

        We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

        As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have an adverse effect on our financial condition and results of operations.

        Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. We outsource many of our major systems, such as data processing, loan servicing and deposit processing systems. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to process new and renewal loans, gather deposits and provide customer service, compromise our ability to operate effectively, damage our reputation, result in a loss of customer business and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

        In addition, we provide our customers the ability to bank remotely, including online over the Internet. The secure transmission of confidential information is a critical element of remote banking. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could adversely affect our reputation, results of operations and ability to attract and maintain customers and businesses. In addition, a security breach could also subject us to additional regulatory scrutiny, expose us to civil litigation and possible financial liability and cause reputational damage.

We must respond to rapid technological changes, and these changes may be more difficult or expensive than anticipated.

        We will have to respond to future technological changes. Specifically, if our competitors introduce new banking products and services embodying new technologies, or if new banking industry standards and practices emerge, then our existing product and service offerings, technology and systems may be impaired or become obsolete. Further, if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, then we may lose current and future customers, which could have a material adverse effect on our business, financial condition and results of operations. The financial services industry is changing rapidly, and to remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies. These changes may be more difficult or expensive than we anticipate.

We are subject to losses due to the errors or fraudulent behavior of employees or third parties.

        We are exposed to many types of operational risk, including the risk of fraud by employees and outsiders, clerical recordkeeping errors and transactional errors. Our business is dependent on our employees as well as third-party service providers to process a large number of increasingly complex transactions. We could be materially adversely affected if one of our employees causes a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our operations or systems. When we originate loans, we rely upon information supplied by loan applicants and third parties, including the information contained in the loan application, property appraisal and title information, if applicable, and employment and income documentation provided by third parties. If any of this information is misrepresented and such misrepresentation is not detected prior to loan funding, we generally bear the risk of loss associated with the misrepresentation. Any of these occurrences could result in a diminished ability of us to operate our business, potential liability to customers, reputational damage and regulatory intervention, which could negatively impact our business, financial condition and results of operations.

Future growth or operating results may require us to raise additional capital, but that capital may not be available or may be dilutive.

        We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. We may at some point need to raise additional capital to support our operations and any future growth.

        Our ability to raise capital will depend on conditions in the capital markets, which are outside of our control and largely do not depend on our financial performance. Accordingly, we may be unable to raise capital when needed or on favorable terms. If we cannot raise additional capital when needed, we will be subject to increased regulatory supervision and the imposition of restrictions on our growth and business. These restrictions could negatively affect our ability to operate or further expand our operations through loan growth, acquisitions or the establishment of additional branches. These restrictions may also result in increases in operating expenses and reductions in revenues that could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

We may not be able to efficiently deploy all of our capital, which would decrease our return on equity.

        Following this initial public offering, we will have equity capital that is significantly in excess of our required regulatory amounts and that of our peer institutions. It is unlikely that we will be able to leverage our excess capital through organic growth in the near term, if ever. As a result, unless we are able to grow through acquisitions or other strategic transactions, it is unlikely that we will be able to generate significant returns on equity in the near future.

Certain of our directors may have conflicts of interest in determining whether to present business opportunities to us or another entity with which they are, or may become, affiliated.

        Certain of our directors may become subject to fiduciary obligations in connection with their service on the boards of directors of other corporations. To the extent that our directors become aware of acquisition opportunities that may be suitable for entities other than us to which they have fiduciary or contractual obligations, or they are presented with such opportunities in their capacities as fiduciaries to such entities, they may honor such obligations to such other entities. You should assume that to the extent any of our directors become aware of an opportunity that may be suitable both for us and another entity to which such person has a fiduciary obligation or contractual obligation to present such opportunity as set forth above, he or she may first give the opportunity to such other entity or entities and may give such opportunity to us only to the extent such other entity or entities reject or are unable to pursue such opportunity. In addition, you should assume that to the extent any of our directors become aware of an acquisition opportunity that does not fall within the above parameters, but that may otherwise be suitable for the us, he or she may not present such opportunity to the us.

Our financial condition may be affected negatively by the costs of litigation.

        We may be involved from time to time in a variety of litigation, investigations or similar matters arising out of our business. In many cases, we may seek reimbursement from our insurance carriers, or with respect to covered assets, from the FDIC to cover such costs and expenses. Our insurance may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. In addition, there may be limitations on reimbursements from the FDIC with respect to litigation expenses related to covered assets under the Bank's loss share agreements. Should the ultimate judgments or settlements in any litigation or investigation significantly exceed our insurance coverage or anticipated reimbursements from the FDIC, they could have a material adverse effect on our business, financial condition and results of operations.

In addition, we may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms, if at all.

We may be adversely affected by the lack of soundness of other financial institutions

        Our ability to engage in routine funding and other transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Defaults by, or even rumors or questions about, one or more financial institutions, or the financial services industry generally, may lead to market-wide liquidity problems and losses of depositor, creditor and counterparty confidence and could lead to losses or defaults by us or by other institutions.

Risks Related to the Acquisition of the Acquired Banks

We are subject to risks related to FDIC-assisted transactions.

        The ultimate success of our past FDIC-assisted transactions, and any FDIC-assisted transactions in which we may participate in the future, will depend on a number of factors, including our ability:

  •
  to fully integrate, and to integrate successfully, the branches acquired into the Bank's operations;

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  to limit the outflow of deposits held by our new customers in the acquired branches and to successfully retain and manage interest-earning assets (loans) acquired in FDIC-assisted transactions;

  •
  to retain existing deposits and to generate new interest-earning assets in the geographic areas previously served by the acquired banks;

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  to effectively compete in new markets in which we did not previously have a presence;

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  to deploy the cash received in the FDIC-assisted transactions into assets bearing sufficiently high yields without incurring unacceptable credit or interest rate risk;

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  to control the incremental non-interest expense from the acquired branches in a manner that enables us to maintain a favorable overall efficiency ratio;

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  to retain and attract the appropriate personnel to staff the acquired branches;

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  to earn acceptable levels of interest and non-interest income, including fee income, from the acquired branches; and

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  to reasonably estimate cash flows for acquired loans to mitigate exposure greater than estimated losses at the time of acquisition.

        As with any acquisition involving a financial institution, particularly one involving the transfer of a large number of bank branches as is often the case with FDIC-assisted transactions, there may be higher than average levels of service disruptions that would cause inconveniences to our new customers or potentially increase the effectiveness of competing financial institutions in attracting our customers. We anticipate challenges and opportunities because of the unique nature of each acquisition. Integration efforts will also likely divert our management's attention and resources. We may be unable to integrate acquired branches successfully, and the integration process could result in the loss of key employees, the disruption of ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the FDIC-assisted transactions. We may also encounter unexpected difficulties or costs during the integration that could adversely affect our earnings and financial condition, perhaps materially. Additionally, we may be unable to achieve results in the future similar to those achieved by our existing banking business, to compete effectively in the market areas previously served by the acquired branches or to manage effectively any growth resulting from FDIC-assisted transactions.

        In addition, on January 3, 2012, President Obama signed into law a bill introduced by Representative Lynn Westmoreland that calls for the Inspector General of the FDIC to study the impact of bank failures, including the FDIC's handling of loss-share arrangements. The results of this study, while currently unknown, may affect how the FDIC administers and interprets our loss share agreements or may impact whether the FDIC places banks that meet our strategic objectives into receivership. Should this or other legislative initiatives have such effects, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our ability to continue to receive the benefits of our loss share arrangements with the FDIC is conditioned upon our compliance with certain requirements under the agreements.

        We are the beneficiary of loss share agreements with the FDIC that call for the FDIC to fund a portion of our losses on a majority of the assets we acquired in connection with our FDIC-assisted transactions. To recover a portion of our losses and retain the loss share protection, we must comply with certain requirements imposed by the agreements. The requirements of the agreements relate primarily to our administration of the assets covered by the agreements, as well as our obtaining the consent of the FDIC to engage in certain corporate transactions that may be deemed under the agreements to constitute a transfer of the loss share benefits. For example, any merger or consolidation of the Company or the Bank with or into another company, if the shareholders of the Company or the Bank will own less than 66.66% of the consolidated entity, requires the consent of the FDIC.

        When the consent of the FDIC is required under the loss share agreements, the FDIC may withhold its consent or may condition its consent on terms that we do not find acceptable. If the FDIC does not grant its consent to a transaction we would like to pursue, or conditions its consent on terms that we do not find acceptable, we may be unable to engage in a corporate transaction that might otherwise benefit our shareholders or we may elect to pursue such a transaction without obtaining the FDIC's consent, which could result in termination of our loss share agreements with the FDIC which could have a material adverse effect on our financial condition, results of operations and cash flows.

Changes in national and local economic conditions could lead to higher loan charge-offs in connection with the acquisition of the Acquired Banks and the loss sharing agreement with the FDIC may not cover all of those charge-offs.

        In connection with the acquisition of the Acquired Banks, we acquired a significant portfolio of loans. Although we have recorded fair value adjustments, based on our estimates at the date of acquisition, the non-impaired loans we acquired may become impaired or may further deteriorate in value, resulting in additional losses and charge-offs to the loan portfolio. The fluctuations in national, regional and local economic conditions, including those related to local residential, commercial real estate and construction markets, may increase the level of charge-offs that we make to our loan portfolio and consequently reduce our capital. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on our operations and financial condition even if other favorable events occur.

Our loss sharing arrangements with the FDIC will not cover all of our losses on loans we acquired through the acquisition of the Acquired Banks.

        Although we have entered into loss share agreements with the FDIC that provide that the FDIC will bear a significant portion of losses related to specified loan portfolios that we acquired through the Acquired Banks, we are not protected for all losses resulting from charge-offs with respect to those specified loan portfolios. Additionally, the loss sharing agreements have limited terms (ten years for losses on single-family residential real estate loans, five years for losses on non-residential real estate loans and eight years with respect to recoveries on non-residential real estate loans). Therefore, the FDIC will not reimburse us for any charge-off or related losses that we experience after the term of the loss share agreements, and any such charge-offs would negatively impact our net income. Moreover, the loss share provisions in the loss share agreement may be administered improperly, or the FDIC may interpret those provisions in a way different than we do. In any of those events, our losses could increase.

The FDIC requires that we make a "true-up" payment to the FDIC if our realized losses are less than expected.

        The loss share agreements between the Bank and the FDIC with respect to the acquisition of CF Bancorp, First Banking Center and Peoples State Bank contain a provision that obligates us to make a "true-up" payment to the FDIC if the realized losses of each of these acquired banks are less than expected. The "true-up" calculation is scheduled to be made as of the 45th day following the last day of the calendar month of the tenth anniversary of the closing of the acquisition of CF Bancorp, the tenth anniversary of the closing of the acquisition of First Banking Center, and the tenth anniversary of the closing of the acquisition of Peoples State Bank. We estimate the present value of any such "true-up" payment and record the current estimate as "FDIC clawback liability" on our consolidated balance sheets.

Risks Related to our Common Stock

Shares of our common stock are subject to dilution.

        As of April 30, 2012, we had 47,089, 812 shares of Class A Common Stock issued and outstanding, warrants outstanding to purchase 2,161,140 shares of our Class A Common Stock, and options to purchase 4,856,174 shares of Class A Common Stock. If you purchase our Class A Common Stock in this offering, you will pay more for your shares than the amounts paid by our existing shareholders for their shares. As a result, you will incur immediate dilution of $[    •    ] per share assuming an initial offering price of $[    •    ] per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, representing the difference between such assumed offering price and our estimated pro forma net tangible book value per pro forma share as of December 31, 2011, of $[    •    ]. Accordingly, if we are liquidated at our book value, you would not receive the full amount of your investment. See "Dilution."

There is currently no market for our Class A Common Stock and a market for our Class A Common Stock may not develop, which could adversely affect the liquidity and price of our Class A Common Stock.

        Before this offering, there has been no established public market for our Class A Common Stock. An active, liquid trading market for our Class A Common Stock may not develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of Class A Common Stock at an attractive price, or at all. An inactive market may also impair our ability to raise capital by selling our Class A Common Stock and may impair our ability to acquire other companies, products or technologies by using our Class A Common Stock as consideration. We intent to apply to have our Class A Common Stock listed on The NASDAQ Global Market, but our application may not be approved. In addition the liquidity of any market that may develop or the price that our shareholders may obtain for their shares of Class A Common Stock cannot be predicted. The initial public offering price for our Class A Common Stock will be determined by negotiations between us, the selling shareholders and the representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. See "Underwriting." Consequently, you may not be able to sell your Class A Common Stock at or above the initial public offering price or at any other price or at the time that you would like to sell.

The market price of our Class A Common Stock could decline due to the large number of outstanding shares of our common stock eligible for future sale.

        Sales of substantial amounts of our Class A Common Stock in the public market following this offering or in future offerings, or the perception that these sales could occur, could cause the market price of our Class A Common Stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future, at a time and place that we deem appropriate.

        Upon completion of this offering, we will have [    •    ] shares of Class A Common Stock issued and outstanding. Of the outstanding shares of Class A Common Stock, all of the [    •    ] shares sold in this offering (or [    •    ] shares if the underwriters exercise in full their over-allotment option) will be freely tradable, except that any shares purchased by "affiliates" (as that term is defined in Rule 144 under the Securities Act of 1933, amended (which we refer to as the "Securities Act"), only may be sold in compliance with the limitations described in the section entitled "Shares Eligible For Future Sale." Taking into consideration the effect of the lock-up agreements described below and the provisions of Rule 144 under the Securities Act, the remaining shares of our common stock, including Class A Common Stock, may be eligible for resale in the public market under Rule 144 under the Securities Act subject to applicable restrictions under Rule 144.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of [    •    ] (which we refer to as "[    •    ]") for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof as described herein, in connection with certain business combinations and the filing of a shelf registration statement pursuant to the registration rights agreement entered into by us and our shareholders in connection with our private placements. Our officers, directors and the selling shareholders have also agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of [    •    ] for a 180-day "lock-up" period. These 180-day periods are subject to extension in certain circumstances. In addition, our shareholders holding registrable shares who are not selling shareholders are also subject to a 180-day lock-up period with certain exceptions under our registration rights agreement. See "Underwriting" and "Shares Eligible For Future Sale—Registration Rights Agreement."

        In addition, we intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of approximately [    •    ] million shares of Class A Common Stock for issuance under our 2009 Equity Incentive Plan. Any shares issued in connection with acquisitions, the exercise of stock options or otherwise would dilute the percentage ownership held by investors who purchase our shares in this offering.

Our board of directors may issue shares of preferred stock that would adversely affect the rights of our common shareholders.

        Our authorized capital stock includes 20,000,000 shares of preferred stock of which no preferred shares are issued and outstanding. Our board of directors, in its sole discretion, may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock. Subject to limitations imposed by law or our articles of incorporation, our board of directors is empowered to determine:

  •
  the designation of, and the number of, shares constituting each series of preferred stock;

  •
  the dividend rate for each series;

  •
  the terms and conditions of any voting, conversion and exchange rights for each series;

  •
  the amounts payable on each series on redemption or our liquidation, dissolution or winding-up;

  •
  the provisions of any sinking fund for the redemption or purchase of shares of any series; and

  •
  the preferences and the relative rights among the series of preferred stock.

        We could issue preferred stock with voting and conversion rights that could adversely affect the voting power of the shares of our common stock and with preferences over the common stock with respect to dividends and in liquidation.

The market price of our Class A Common Stock may be volatile, which could cause the value of an investment in our Class A Common Stock to decline.

        The market price of our Class A Common Stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

  •
  general market conditions;

  •
  domestic and international economic factors unrelated to our performance;

  •
  actual or anticipated fluctuations in our quarterly operating results;

  •
  changes in or failure to meet publicly disclosed expectations as to our future financial performance;

  •
  downgrades in securities analysts' estimates of our financial performance or lack of research and reports by industry analysts;

  •
  changes in market valuations or earnings of similar companies;

  •
  any future sales of our common stock or other securities; and

  •
  additions or departures of key personnel

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect the trading price of our Class A Common Stock. In the past, shareholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management's attention and resources and harm our business or results of operations. For example, we are currently operating in, and have benefited from, a protracted period of historically low interest rates that will not be sustained indefinitely, and future fluctuations in interest rates could cause an increase in volatility of the market price of our Class A Common Stock.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Class A Common Stock less attractive because we will rely on these exemptions. If some investors find our Class A Common Stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Certain provisions of our loss sharing agreements may have anti-takeover effects and could limit our ability and the ability of our shareholders to engage in certain transactions.

        The loss share agreements we entered into with the FDIC in connection with our four FDIC-assisted acquisitions require that we receive prior FDIC consent, which may be withheld by the FDIC in its sole discretion, prior to us or our shareholders engaging in certain transactions, including those that would otherwise be in their best interests. If any such transaction is completed without prior FDIC consent, the FDIC would have the right to discontinue the loss sharing arrangement with us.

        Among other things, prior FDIC consent is required for (1) a merger or consolidation of us with or into another company if our shareholders will own less than 66.66% of the combined company, or of our bank subsidiary with or into another company, if we will own less than 66.66% of the combined company, (2) the sale of all or substantially all of the assets of our bank subsidiary and (3) a sale of shares by a shareholder, or a group of related shareholders, that will effect a change in control of our bank subsidiary, as determined by the FDIC with reference to the standards set forth in the Change in Bank Control Act of 1978, as amended (generally, the acquisition of between 10% and 25% of our voting securities where the presumption of control is not rebutted, or the acquisition by any person, acting directly or indirectly or through or in concert with one or more persons, of more than 25% of our voting securities). If we or any shareholder desired to enter into any such transaction, the FDIC may not grant its consent in a timely manner, without conditions, or at all. If one of these transactions were to occur without prior FDIC consent and the FDIC withdrew its loss share arrangement with us, we could be materially and adversely affected.

Anti-takeover provisions in the corporate statutes and charter documents governing our organization could discourage, delay or prevent a change of control of the Company and diminish the value of our common stock.

        Some of the provisions of the Michigan Business Corporation Act ("MBCA") and our articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that our shareholders may consider favorable.

        These provisions include the following:

  •
  Chapter 7A (a "control share" provision) of the MBCA, which impose restrictions and requirements on investors in our voting shares above specified ownership percentages or who propose to enter into a business combination (as defined in the MBCA) with us; in some instances, the board of directors is vested with discretion to determine selectively which shareholders are, or are not, subject to these restrictions and requirements;

  •
  the board of directors is authorized to issue up to 20,000,000 shares of preferred stock and to establish the preferences and rights (including the right to vote and the right to convert into shares of common stock) of any shares issued without shareholder approval;

  •
  limitations on the rights of shareholders to remove directors and the ability of incumbent directors to increase the size of the board and fill vacancies on the board; and

  •
  limitations on the rights of shareholders to call special meetings of the shareholders and propose business or nominate candidates for election to our board of directors at annual and special meetings of the shareholders.

See "Description of Capital Stock—Certain Anti-Takeover Provisions of Michigan Law and our Articles of Incorporation and Bylaws." These anti-takeover provisions could impede the ability of our common shareholders to benefit from a change of control and, as a result, could have a material adverse effect on the value of our common stock and your ability to realize any potential change-in-control premium

Shareholders may be deemed to be acting in concert or otherwise in control of us and our bank subsidiary, which could impose prior approval requirements and result in adverse regulatory consequences for such holders.

        We are a bank holding company regulated by the Federal Reserve. Any entity (including a "group" composed of natural persons) owning 25% or more of a class of our outstanding shares of voting stock, or a lesser percentage if such holder or group otherwise exercises a "controlling influence" over us, may be subject to regulation as a "bank holding company" in accordance with the Bank Holding Company Act of 1956, as amended. In addition, (1) any bank holding company or foreign bank with a U.S. presence is required to obtain the approval of the Federal Reserve under the Bank Holding Company Act to acquire or retain 5% or more of a class of our outstanding shares of voting stock, and (2) any person other than a bank holding company may be required to obtain prior regulatory approval under the Change in Bank Control Act to acquire or retain 10% or more of our outstanding shares of voting stock. Any shareholder that is deemed to "control" the Company for bank regulatory purposes would become subject to prior approval requirements and ongoing regulation and supervision. Such a holder may be required to divest amounts equal to or exceeding 5% of the voting shares of investments that may be deemed incompatible with bank holding company status, such as an investment in a company engaged in non-financial activities. Regulatory determination of "control" of a depository institution or holding company is based on all of the relevant facts and circumstances. Potential investors are advised to consult with their legal counsel regarding the applicable regulations and requirements.

        Our common stock owned by holders determined by a bank regulatory agency to be acting in concert would be aggregated for purposes of determining whether those holders have control of a bank or bank holding company. Each shareholder obtaining control that is a "company" would be required to register as a bank holding company. "Acting in concert" generally means knowing participation in a joint activity or parallel action towards the common goal of acquiring control of a bank or a parent company, whether or not pursuant to an express agreement. The manner in which this definition is applied in individual circumstances can vary and cannot always be predicted with certainty. Many factors can lead to a finding of acting in concert, including where: (i) the shareholders are commonly controlled or managed; (ii) the shareholders are parties to an oral or written agreement or understanding regarding the acquisition, voting or transfer of control of voting securities of a bank or bank holding company; (iii) the shareholders each own stock in a bank and are also management officials, controlling shareholders, partners or trustees of another company; or (iv) both a shareholder and a controlling shareholder, partner, trustee or management official of such shareholder own equity in the bank or bank holding company.

We and certain of our shareholders are required to comply with the applicable provisions of the FDIC Policy Statement on Qualifications for Failed Bank Acquisitions, including a prohibition on sales or transfers of our securities by each such shareholder until three years from such shareholder's acquisition of shares of common stock (except in the case of certain mutual fund holders) without prior FDIC approval.

        As the agency responsible for resolving the failure of banks, the FDIC has discretion to determine whether a party is qualified to bid on a failed institution. The FDIC adopted the FDIC Policy Statement on Qualifications for Failed Bank Acquisitions in August 2009 and issued related guidance in January and April 2010. The FDIC Policy Statement imposes restrictions and requirements on certain institutions—including us and our bank subsidiary—and their investors. Unless we, together with a group of investors holding an aggregate of at least 30% of our common stock, along with all investors holding more than 5% of our total voting power, are then in compliance with the FDIC Policy Statement, the FDIC may not permit us to bid on failed institutions.

        The FDIC Policy Statement imposes the following restrictions and requirements, among others. First, our bank subsidiary is required to maintain a ratio of tier 1 common equity to total assets of at least 10% for a period of three years, and thereafter maintain a capital level sufficient to be well capitalized under regulatory standards during the remaining period of ownership of the investors covered by the FDIC Policy Statement ("covered investors"). This amount of capital exceeds that required under otherwise applicable regulatory requirements. Second, covered investors that collectively own 80% or more of two or more depository institutions are required to pledge to the FDIC their proportionate interests in each institution to indemnify the FDIC against any losses it incurs in connection with the failure of one of the institutions. Third, our bank subsidiary is prohibited from extending credit to our covered investors and to affiliates of our covered investors. Fourth, covered investors may not employ ownership structures that use entities domiciled in bank secrecy jurisdictions (which the FDIC has interpreted to apply to a wide range of non-U.S. jurisdictions). Fifth, covered investors are prohibited from selling or otherwise transferring shares of our common stock that they own for a three-year period following the time of certain acquisitions of failed institutions by us without FDIC approval. The transfer restrictions in the FDIC Policy Statement do not apply to open-ended investment companies that are registered under the Investment Company Act of 1940, as amended, issue redeemable securities and allow investors to redeem on demand. Sixth, covered investors may not employ complex and functionally opaque ownership structures to own a beneficial interest in our bank subsidiary. Seventh, covered investors may be required to provide information to the FDIC, such as with respect to the size of the capital fund or funds, their diversification, their return profiles, their marketing documents, their management teams, and their business models.

        The FDIC Policy Statement applies to any of our shareholders who hold more than 5% of our total voting power.

Our ability to pay dividends is subject to regulatory limitations and the Bank's ability to pay dividends to us is also subject to regulatory limitations and we do not anticipate declaring dividends in the foreseeable future.

        Prior to this offering, we have never paid cash dividends to holders of our common stock and we do not intend to pay dividends in the foreseeable future. Our ability to pay dividends will be subject to restrictions under applicable banking laws and regulations, and depends upon the results of operations of the Bank. The Company is a bank holding company that conducts substantially all of its operations through the Bank. As result, the Company's ability to make dividend payments on our common stock depends primarily on certain federal regulatory considerations and the receipt of dividends and other distributions from the Bank.

        Banks and bank holding companies are subject to certain regulatory restrictions on the payment of cash dividends. In addition, the Federal bank regulatory agencies have the authority to prohibit bank holding companies from engaging in unsafe or unsound practices in conducting their business. The payment of dividends could be deemed an unsafe or unsound practice if such dividends are not supported by recent earnings or the Company or the Bank do not, in the view of the regulators, have sufficient capital. The ability of the Company to pay dividends will directly depend on the ability of the Bank to pay dividends.

        Finally, holders of our common stock are only entitled to receive such dividends as our board of directors may, in its unilateral discretion, declare out of funds legally available for such purpose based on a variety of considerations, including, without limitation, our historical and projected financial condition, liquidity and results of operations, capital levels, tax considerations, statutory and regulatory prohibitions and other limitations, general economic conditions and other factors deemed relevant by our board of directors.

Our management team may allocate the proceeds of this offering in ways in which you may not agree.

        We have broad discretion in applying the net proceeds we will receive in this offering. As part of your investment decision, you will not be able to assess or direct how we apply these net proceeds. If we do not apply these funds effectively, we may lose significant business opportunities. Furthermore, our stock price could decline if the market does not view our use of the net proceeds from this offering favorably. For additional information, see "Use of Proceeds."

Our securities are not FDIC insured.

        Our securities, including our Class A Common Stock, are not savings or deposit accounts or other obligations of the Bank, are not insured by the Deposit Insurance Fund, the FDIC or any other governmental agency and are subject to investment risk, including the possible loss of principal.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

        Statements included in this prospectus that are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 21E of the Securities and Exchange Act of 1934. The words "may," "will," "anticipate," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "may," and "intend," as well as other similar words and expressions of the future, are intended to identify forward-looking statements. These forward-looking statements include statements related to our projected growth, anticipated future financial performance, and management's long-term performance goals, as well as statements relating to the anticipated effects on results of operations and financial condition from expected developments or events, or business and growth strategies, including anticipated internal growth and plans to establish or acquire banks or the assets of failed banks.

        These forward-looking statements involve significant risks and uncertainties that could cause our actual results to differ materially from those anticipated in such statements. Potential risks and uncertainties include those described under "Risk Factors" and the following:

  •
  general economic conditions (both generally and in our markets) may be less favorable than expected, which could result in, among other things, a continued deterioration in credit quality, a further reduction in demand for credit and a further decline in real estate values;

  •
  the general decline in the real estate and lending markets, particularly in our market areas, may continue to negatively affect our financial results;

  •
  our ability to raise additional capital may be impaired if current levels of market disruption and volatility continue or worsen;

  •
  we may be unable to collect reimbursements on losses that we incur on our assets covered under loss share agreements with the FDIC as we anticipate;

  •
  costs or difficulties related to the integration of the banks we acquired from the FDIC as receiver may be greater than expected;

  •
  restrictions or conditions imposed by our regulators on our operations may make it more difficult for us to achieve our goals;

  •
  legislative or regulatory changes, including changes in accounting standards and compliance requirements, may adversely affect us;

  •
  competitive pressures among depository and other financial institutions may increase significantly;

  •
  changes in the interest rate environment may reduce margins or the volumes or values of the loans we make or have acquired;

  •
  other financial institutions have greater financial resources and may be able to develop or acquire products that enable them to compete more successfully than we can;

  •
  our ability to attract and retain key personnel can be affected by the increased competition for experienced employees in the banking industry;

  •
  adverse changes may occur in the bond and equity markets;

  •
  war or terrorist activities may cause further deterioration in the economy or cause instability in credit markets; and

  •
  economic, governmental or other factors may prevent the projected population, residential and commercial growth in the markets in which we operate.

        You are therefore cautioned not to place undue reliance on the forward-looking statements which should be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. In particular, you should consider the numerous risks described in the "Risk Factors" section of this prospectus. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. You should, however, review the risk factors we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See "Where You Can Find More Information."

USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of our Class A Common Stock in this offering will be approximately $[    •    ], or approximately $[    •    ] if the underwriters' option to purchase additional shares of our Class A Common Stock from us is exercised in full, assuming an initial public offering price of $[    •    ] per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price of $[    •    ] per share of Class A Common Stock would increase (decrease) the net proceeds to us of this offering by $[    •    ], or $[    •    ] if the underwriters' option to purchase additional shares of our Class A Common Stock from us is exercised in full, assuming that the number of shares of Class A Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and offering expenses.

        We intend to use our net proceeds from this offering for general corporate purposes, including the acquisition of depository institutions through traditional open bank and FDIC failed bank acquisitions, as well as through selective acquisitions of financial services companies or of assets, deposits and branches that we believe present attractive risk-adjusted returns and provide a strategic benefit to our growth strategy. We do not currently have any plans to acquire specific depository institutions, either on an assisted or unassisted basis, or specific financial services companies, assets or franchises. We will temporarily invest any of the proceeds we do not use immediately upon receipt in short-term investment grade instruments, interest-bearing bank accounts, certificates of deposit, money market securities or U.S. government securities.

        We will not receive any proceeds from the sale of shares of our Class A Common Stock in this offering by our selling shareholders.

DIVIDEND POLICY

        We have never paid a cash dividend on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We intend to retain any earnings to help fund our growth. We anticipate continuing the policy of retaining earnings to fund growth for the foreseeable future.

        We are a bank holding company and accordingly, any dividends paid by us are subject to various federal and state regulatory limitations and also may be subject to the ability of our subsidiary depository institution to make distributions or pay dividends to us. Our ability to pay dividends is limited by minimum capital and other requirements prescribed by law and regulation. Banking regulators have authority to impose additional limits on dividends and distributions by us and our subsidiaries. Certain restrictive covenants in future debt instruments, if any, may also limit our ability to pay dividends or our subsidiary depository institution ability to make distributions or pay dividends to us. Any determination to pay cash dividends in the future will be at the unilateral discretion of our board of directors and will depend on a variety of considerations, including, without limitation, our historical and projected financial condition, liquidity and results of operations, capital levels, tax considerations, statutory and regulatory prohibitions and other limitations, general economic conditions and other factors deemed relevant by our board of directors. See "Supervision and Regulation."

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2011 on an actual basis and on an as adjusted basis to give effect to the sale of [    •    ] shares of Class A Common Stock by us and [    •    ] shares of Class A Common Stock by the selling shareholders in this offering at an assumed initial public offering price of $[    •    ] per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and offering expenses.

        This table should be read in conjunction with "Selected Historical Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	At December 31, 2011
(dollars in thousands, except share and per share data)	Actual	Pro Forma(1)
	(unaudited)
Cash and cash equivalents	$195,160
Total borrowings	62,121
Shareholders' equity:
Preferred Stock, par value $1.00 per share; 20,000,000 shares of Preferred Stock authorized, 0 shares issued and outstanding	—
Common stock, par value $1.00 per share; 198,000,000 shares of Class A Common Stock authorized, 44,469,470 shares of Class A Common Stock issued and outstanding, actual, [•] shares of Class A Common Stock issued and outstanding, as adjusted; and 2,000,000 shares of Class B Common Stock authorized, and 0 shares of Class B Common Stock issued and outstanding, actual	44,469
Additional paid-in capital	201,628
Retained earnings	72,090
Accumulated other comprehensive income, net of tax	3,139

Total shareholders' equity	321,326

Total capitalization	$578,607

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $[    •    ] per share of Class A Common Stock, the midpoint of the range set forth on the cover page of this prospectus would increase (decrease) cash and cash equivalents, total shareholders' equity and total capitalization by $[    •    ] million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

DILUTION

        If you invest in our Class A Common Stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A Common Stock and the as adjusted net tangible book value per share of our common stock upon consummation of this offering. Our historical net tangible book value at December 31, 2011 was $310.2 million, or $6.98 per share of Class A Common Stock based on the 44,469,470 shares issued and outstanding as of such date. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding.

        After giving effect to our sale of [    •    ] shares of Class A Common Stock at an assumed initial public offering price of $[    •    ] per share, the midpoint of the price range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses, our as adjusted net tangible book value at December 31, 2011 would have been $[    •    ], or $[    •    ] per share. This amount represents an immediate increase in net tangible book value to our existing shareholders of $[    •    ] per share and an immediate dilution to new investors of $[    •    ] per share.

        The following table illustrates this per share dilution:

Assumed initial public offering price per share
Net tangible book value per share at December 31, 2011	$6.98
Increase in net tangible book value per share attributable to this offering
As adjusted net tangible book value per share after this offering
Dilution per share to new investors in this offering

        Each $1.00 increase (decrease) in the assumed initial public offering price of $[    •    ] per share of Class A Common Stock would increase (decrease) our net tangible book value as of December 31, 2011 by approximately $[    •    ] million, or approximately $[    •    ] per share, and the pro forma dilution per share to new investors in this offering by approximately $[    •    ] per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and offering expenses payable by us. The number of shares offered by us in this offering may be increased or decreased from the number of shares on the cover page of this prospectus. Each increase (decrease) of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $[    •    ] per share of Class A Common Stock, would increase (decrease) our net tangible book value as of December 31, 2011 by approximately $[    •    ] million, or approximately $[    •    ] per share, and the pro forma dilution per share to new investors in this offering by approximately $[    •    ] per share, assuming the assumed initial public offering price per share of $[    •    ] per share, the midpoint of the offering price range set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and offering expenses. Similarly, a decrease of 1.0 million shares in the number of shares of Class A Common Stock offered by us, together with a $1.00 decrease in the assumed public offering price of $[    •    ] per share, would result in our net tangible book value, as of December 31, 2011, of approximately $[    •    ] million, or $[    •    ] per share, and the pro forma dilution per share to investors in this offering would be $[    •    ] per share. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

        If the underwriters exercise their option to purchase additional shares of our Class A Common Stock in full in this offering, our net tangible book value at December 31, 2011 would be $[    •    ] million, or $[    •    ] per share, representing an immediate increase in the net tangible book value of

$[    •    ] per share to existing shareholders and an immediate dilution in the net tangible book value of $[    •    ] per share to the new investors who purchase our Class A Common Stock in this offering.

        The following table summarizes at December 31, 2011 the average price per share paid by our existing shareholders and by investors participating in this offering, based on an assumed initial public offering price of $[    •    ] per share, the midpoint of the price range on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and offering expenses.

Total Consideration
Shares Purchased
Average Price per Share
	Number	Percent		Amount	Percent
Existing Shareholders before offering			%			%
New Investors			%			%

Total	$	100%		$		%	$

        To the extent any outstanding options are exercised, there will be further dilution to new investors. To the extent all [    •    ] outstanding options had been exercised as of December 31, 2011, the net tangible book value per share after this offering would be $[    •    ] and total dilution per share to new investors would be $[    •    ].

        If the underwriters exercise their option to purchase additional shares in full:

  •
  the percentage of shares of common stock held by existing shareholders will decrease to approximately [    •    ]% of the total number of shares of our common stock outstanding after this offering; and

  •
  the number of shares held by new investors will increase to [    •    ], or approximately [    •    ]% of the total number of shares of our common stock outstanding after this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

        The following table sets forth our summary historical consolidated financial data for the periods and as of the dates indicated. You should read this information in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes thereto, which are included elsewhere in this prospectus. The summary historical consolidated financial data for the years ended December 31, 2011 and 2010 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary historical consolidated financial data as of March 31, 2012 and for the three months ended March 31, 2012 and 2011, are derived from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. Our historical results shown below and elsewhere in this prospectus are not necessarily indicative of our future performance.

	As of and for the three months ended March 31,		As of and for the years ended December 31,
(Dollars in thousands, except per share data)	2012	2011	2011	2010
Earnings Summary
Interest income	$25,979	$29,961	$119,478	$50,249
Interest expense	1,523	1,660	7,076	5,968
Net interest income	24,456	28,301	112,402	44,281
Provision for loan losses—uncovered	1,274	1,242	3,571	4,484
Provision for loan losses—covered	15,223	356	64,748	17,850
Noninterest income	25,844	16,490	113,774	86,583
Noninterest expense	25,933	23,108	106,591	41,765
Income before income taxes	7,870	20,085	51,266	66,765
Provision for income taxes	2,591	7,429	17,817	22,089
Net income	5,279	12,656	33,449	44,676
Per Share Data
Basic earnings per common share	$0.12	$0.32	$0.85	$1.60
Diluted earnings per common share	0.11	0.32	0.82	1.56
Book value per common share	7.40	6.80	7.23	6.44
Average diluted shares (in thousands)	48,259	40,043	40,639	28,589
Selected Period End Balances
Total assets	$2,147,816	$1,984,144	$2,123,560	$1,689,645
Securities available-for-sale	367,130	355,790	223,938	298,094
Loans, excluding covered loans	354,937	200,434	323,705	139,784
Covered loans	865,117	888,645	912,215	750,561
FDIC indemnification asset	352,089	340,211	358,839	270,332
FDIC receivable	12,493	5,995	57,407	15,022
Total deposits	1,697,783	1,669,878	1,695,599	1,388,424
Total shareholders' equity	348,245	264,879	321,326	250,935

	As of and for the three months ended March 31,		As of and for the years ended December 31,
(Dollars in thousands, except per share data)	2012	2011	2011	2010
Performance and Capital Ratios
Return on average assets(1)	0.98%	2.76%	1.60%	4.55%
Return on average equity(1)	6.50	19.63	11.95	25.69
Average equity to average assets ratio	15.14	13.97	13.35	17.71
Net interest margin (fully taxable equivalent)(1)(2)	4.87	6.63	5.81	4.75
Tier 1 risk based capital	34.7	36.6	37.7	30.3
Total risk-based capital	36.0	37.9	39.0	31.5
Tier 1 leverage ratio	15.8	13.9	14.6	18.4
Asset Quality Ratios:
Net charge-offs to average loans, excluding covered loans(1)	0.23%	0.23%	0.05%	1.03%
Nonperforming assets as a percentage of total assets	1.73	1.12	1.20	1.18
Nonperforming loans as a percent of total loans	0.92	0.06	0.41	0.14
Nonperforming loans as a percent of total loans, excluding covered loans	0.73	0.14	0.65	0.63
Allowance for loan losses as a percentage of period-end loans	5.90	1.64	5.12	1.93
Allowance for loan losses—uncovered as a percentage of period-end loans, excluding covered loans	2.53	2.78	2.44	3.16

(1)
Calculation is annualized for each three month ended period March 31.

(2)
Tax equivalent basis using a 35% tax rate for all periods presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with the "Selected Consolidated Financial Information" and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. Historical results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate trends in operations or results of operations for any future periods.

        We have made, and will continue to make, various forward-looking statements with respect to financial and business matters. Comments regarding our business that are not historical facts are considered forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in these forward-looking statements. For additional information regarding our cautionary disclosures, see the "Cautionary Note Regarding Forward-Looking Statements" at the beginning of this prospectus.

BUSINESS OVERVIEW

        Talmer Bancorp, Inc. is a $2.15 billion bank holding company headquartered in Troy, Michigan. Through our wholly-owned banking subsidiary, Talmer Bank and Trust (the Bank), we provide financial services to commercial and retail customers and operate branches in select geographic markets including Northeast Michigan, Southeast Michigan and Wisconsin.

        We are focused on building a strong, financially sound community banking franchise in our targeted markets through a combination of FDIC-assisted acquisitions, open bank transactions and organic growth. As of March 31, 2012, we had 51 branches, total deposits of $1.70 billion and net total loans of $1.15 billion. We meet the credit needs of local businesses and individuals in our markets by generating new loans and striving to provide relationship banking and client service superior to similar services offered by larger banks in our market area. We typically target companies that have 10 to 100 employees and revenues from $1.0 million to $50.0 million. We believe these businesses value the services provided by a relationship-based model of banking. Often these small to middle market companies are under-served in our targeted markets because larger regional banks have become less focused on this market niche and because a larger percentage of smaller community banks are poorly capitalized or distracted by significant credit quality problems.

        Given our strong capital position, local market knowledge and experienced leadership team, management believes we have a competitive advantage in the markets that we serve. We have retained a seasoned community bank management team with executive management experience in community banks located in our current and targeted markets. With a well-managed, financially sound and well capitalized bank, management believes it has significant opportunities to expand in the current market environment through organic growth and strategic acquisitions of banking franchises in Michigan, Ohio, Indiana, Wisconsin and in the Chicago Metropolitan area of Illinois.

        Our primary deposit products are checking, savings and term certificate accounts, and our primary lending products are commercial, residential and installment loans. We also engage in mortgage banking activities and, as such, acquire, sell and service one-to-four family residential mortgage loans. Additionally, we provide wealth management and trust services to our retail customers. We have grown substantially since our operations began in August of 2007, with much of the growth occurring through FDIC-assisted acquisitions.

CF Bancorp

        On April 30, 2010, CF Bancorp was closed by the Michigan Office of Insurance and Financial Regulation, which appointed the FDIC, as receiver. That same day, under the terms of the Bank's purchase and assumption agreement with the FDIC, the Bank assumed $1.2 billion of retail deposits and acquired $941.3 million of the assets of CF Bancorp. Prior to the acquisition, CF Bancorp operated 22 branches located in eastern Michigan. The Bank entered into two loss share agreements with the FDIC for CF Bancorp that cover $835.7 million of the acquired assets, including 100% of the acquired loans and other real estate owned. Under the loss share agreements, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on such loans and other real estate owned. At the time of acquisition, the Bank recorded a $240.4 million indemnification asset from the FDIC as part of the loss share agreements, which represented the estimated fair value of the FDIC's portion of the losses that are expected to be incurred and reimbursed to the Bank as of the acquisition date.

        We accounted for the transaction under the acquisition method of accounting which requires purchased assets and assumed liabilities to be recorded at their respective acquisition date fair values. Because the fair value of assets acquired and intangible assets created exceeded the fair value of liabilities assumed in the acquisition, on April 30, 2010 we recorded a bargain purchase gain of $52.7 million in our consolidated statements of income. The Bank recorded $1.20 billion of liabilities at fair value, including $1.17 billion of retail deposits with a core deposit intangible of $4.5 million and $23.3 million of other liabilities. The Bank acquired approximately $941.3 million of the assets of the CF Bancorp, including $825.4 million in loans, net of unearned income, and $10.3 million of other real estate with fair value discounts of $340.4 million and $5.0 million, respectively.

        On the April 30, 2010 acquisition date, the contractual cash flows for the loans acquired in the acquisition of CF Bancorp were $981.4 million and the estimated fair value of the loans was $485.1 million. The estimated total cash flow from these loans was $569.6 million. The difference between the total estimated cash flows and the fair market value created an accretable discount in the amount of $84.5 million, which represents the undiscounted cash flows expected to be collected in excess of the estimated fair value of the acquired loans. This accretable discount is accreted into interest income on a method that approximates level yield over the estimated life of the related loans.

        As a result of the loss share agreements with the FDIC, the risks associated with the loans and foreclosed real estate of CF Bancorp have been completely altered, making historical financial information of CF Bancorp not meaningful to an understanding of our present and planned future operations. In addition, our business since April 30, 2010 and for the immediate future relies heavily on our loss share resolution business and on the income generated from the remediation and disposal of the assets we acquired from the FDIC and is fundamentally different from the business of CF Bancorp. In light of the foregoing, we have determined that CF Bancorp is not the predecessor entity of the Company because we did not succeed to substantially all of the business of CF Bancorp in the acquisition, and we have therefore omitted historical financial statements of CF Bancorp in this prospectus and our consolidated financial statements.

First Banking Center

        On November 19, 2010, First Banking Center was closed by the Wisconsin Department of Financial Institutions which appointed the FDIC, as receiver. That same day, under the terms of the Bank's purchase and assumption agreement with the FDIC with respect to First Banking Center, the Bank acquired $684.3 million of the assets and assumed $544.4 million of the liabilities of First Banking Center. Prior to the acquisition, First Banking Center operated 17 branches located in southern Wisconsin. The Bank entered into two loss-share agreements with the FDIC on $490.5 million of First Banking Center's assets, including 100% of the acquired loans (except consumer loans) and other real estate. Under the loss share agreements, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on such loans and other real estate owned. Losses above a certain level are either not reimbursed for non-single family loans or are reimbursed at 30% for single family loans; however, at March 31, 2012 management estimates that substantially all losses will be covered at an 80% rate. At the time of acquisition, the Bank recorded a $66.2 million indemnification asset from the FDIC as part of the loss share agreements, which represented the estimated fair value of the FDIC's portion of the losses that are expected to be incurred and reimbursed to the Bank as of the acquisition date.

        We accounted for the transaction under the acquisition method of accounting which requires purchased assets and assumed liabilities to be recorded at their respective acquisition date fair values. Because the fair value of assets acquired and intangible assets created exceeded the fair value of liabilities assumed in the acquisition, on November 19, 2010 we recorded a bargain purchase gain of $1.1 million in our consolidated statements of income. The Bank recorded $548.8 million of liabilities at fair value, including $474.6 million of retail deposits with a core deposit intangible of $2.2 million, $65.0 million in advances from the Federal Home Loan Bank of Chicago and $9.2 million in other liabilities. The Bank acquired approximately $475.7 million in loans, net of unearned income, and $18.3 million of other real estate with fair value discounts of $108.7 million and $5.5 million, respectively.

        Loans acquired in the First Banking Center transaction included both loans deemed to be credit impaired at acquisition and loans not deemed to be credit impaired at acquisition. On the November 19, 2010 acquisition date, the contractual cash flows for the credit impaired loans acquired in the acquisition of First Banking Center were $446.3 million and the estimated fair value of the loans was $296.7 million. The estimated total cash flows from these loans were $342.1 million. The difference between the total estimated cash flows and the fair market value created an accretable discount in the amount of $45.4 million, which represents the undiscounted cash flows expected to be collected in excess of the estimated fair value of the acquired loans. This accretable discount is accreted into interest income on a method that approximates level yield over the estimated life of the related loans. At acquisition, the loans not deemed to be credit impaired had a principal balance of $81.3 million and an estimated fair value of $70.2 million. The $11.1 million discount on these loans is accreted into interest income on a method that approximates level yield over the estimated life of the related loan.

Peoples State Bank

        On February 11, 2011, Peoples State Bank was closed by the Michigan Office of Insurance and Financial Regulation which appointed the FDIC, as receiver. That same day, under the terms of the Bank's purchase and assumption agreement with the FDIC with respect to Peoples State Bank, the Bank acquired $390.4 million of the assets and assumed $385.5 million of deposits of Peoples State Bank. Prior to the acquisition, Peoples State Bank operated 10 branches located in southeast Michigan. The Bank entered into two loss-share agreements with the FDIC on $325.2 million of Peoples State Bank's assets, including 100% of the acquired loans (except consumer loans) and other real estate. Under the loss share agreements, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on such loans and other real estate owned. At the time of acquisition, the Bank recorded an $82.3 million indemnification asset from the FDIC as part of the loss share agreements, which represented the estimated fair value of the FDIC's portion of the losses that are expected to be incurred and reimbursed to the Bank as of the acquisition date.

        We accounted for the transaction under the acquisition method of accounting which requires purchased assets and assumed liabilities to be recorded at their respective acquisition date fair values. Because the fair value of assets acquired and intangible assets created exceeded the fair value of liabilities assumed in the acquisition, on February 11, 2011 we recorded a bargain purchase gain of $12.7 million in our consolidated statements of income. The Bank recorded $386.2 million of liabilities at fair value, including $385.5 million of retail deposits with a core deposit intangible of $2.4 million and $700 thousand in other liabilities. The Bank acquired approximately $321.2 million in loans, net of unearned income, and $8.8 million of other real estate with fair value discounts of $113.0 million and $3.1 million, respectively.

        On the February 11, 2011 acquisition date, the contractual cash flows for the loans acquired in the acquisition of Peoples State Bank were $379.5 million and the estimated fair value of the loans was $208.2 million. The estimated total cash flow from these loans was $248.1 million. The difference between the total estimated cash flows and the fair market value created an accretable discount in the amount of $39.9 million, which represents the undiscounted cash flows expected to be collected in excess of the estimated fair value of the acquired loans. This accretable discount is accreted into interest income on a method that approximates level yield over the estimated life of the related loans.

Community Central Bank

        On April 29, 2011, Community Central Bank was closed by the Michigan Office of Insurance and Financial Regulation which appointed the FDIC, as receiver. That same day, under the terms of the Bank's purchase and assumption agreement with the FDIC with respect to Community Central Bank, the Bank acquired $402.1 million of the assets and assumed $302.3 million of deposits and $53.6 million of advances from the Federal Home Loan Bank of Community Central Bank. Prior to the acquisition, Community Central Bank operated four branches located in southeast Michigan. The Bank entered into two loss-share agreements with the FDIC on $341.7 million of Community Central Bank's assets, including 100% of the acquired loans (except consumer loans) and other real estate. Under the loss share agreements, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on such loans and other real estate owned. At the time of acquisition, the Bank recorded an $100.0 million indemnification asset from the FDIC as part of the loss share agreements, which represented the estimated fair value of the FDIC's portion of the losses that are expected to be incurred and reimbursed to the Bank as of the acquisition date.

        We accounted for the transaction under the acquisition method of accounting which requires purchased assets and assumed liabilities to be recorded at their respective acquisition date fair values. Because the fair value of assets acquired and intangible assets created exceeded the fair value of liabilities assumed in the acquisition, on April 29, 2011 we recorded a bargain purchase gain of $24.9 million in our consolidated statements of income. The Bank recorded $362.2 million of liabilities at fair value, including $302.3 million of retail deposits with a core deposit intangible of $480 thousand, $57.7 million in advances from the Federal Home Loan Bank of Indianapolis and $2.2 million in other liabilities. The Bank acquired approximately $329.8 million in loans, net of unearned income, and $18.8 million of other real estate with fair value discounts of $133.4 million and $7.6 million, respectively.

        On the April 29, 2011 acquisition date, the contractual cash flows for the loans acquired in the acquisition of Community Central Bank was $399.2 million and the estimated fair value of the loans was $196.4 million. The estimated total cash flow from these loans was $233.5 million. The difference between the total estimated cash flows and the fair market value created an accretable discount in the amount of $37.1 million, which represents the undiscounted cash flows expected to be collected in excess of the estimated fair value of the acquired loans. This accretable discount is accreted into interest income on a method that approximates level yield over the estimated life of the related loans.

SAB Topic 1:K Relief

        We have omitted certain financial information of First Banking Center, Peoples State Bank and Community Central Bank required by Rule 3-05 of Regulation S-X and the related pro forma financial information under Article 11 of Regulation S-X in accordance with the guidance provided in Staff Accounting Bulletin Topic 1:K, Financial Statements of Acquired Troubled Financial Institutions ("SAB 1:K"). SAB 1:K provides relief from the requirements of Rule 3-05 under certain circumstances, such as the acquisitions of First Banking Center, Peoples State Bank and Community Central Bank,

where a registrant acquires a "troubled financial institution" (as defined in SAB 1:K) for which audited financial statements are not reasonably available and in which federal assistance is so pervasive as to substantially reduce the relevance of such information to an assessment of the registrant's future operations.

Lake Shore Wisconsin Corporation

        On December 15, 2011, we finalized the acquisition of Lake Shore Wisconsin Corporation. Prior to this date, Lake Shore Wisconsin Corporation had divested its subsidiary, Hiawatha National Bank, which operated three branches located in western Wisconsin, to its shareholders. As a result of the transaction, we issued 4.2 million shares of Class A Common Stock and increased our cash and equity by $26 million. Due to the significant differences in operations and insignificance of business activity, historical results from Lake Shore Wisconsin Corporation are not meaningful to our results, and thus no 2011 pro forma information is presented.

Summary of Acquisition and Loss Share Accounting

        We determined the fair value the acquired assets and liabilities for the acquisitions in accordance with accounting requirements for fair value measurement and acquisition transactions as promulgated in FASB Accounting Standards Codification ("ASC") Subtopic 310-30, "Loans and Debt Securities Acquired with Deteriorated Credit Quality" (ASC 310-30), ASC Topic 805, "Business Combinations", and ASC Topic 820, "Fair Value Measurements and Disclosures". The determination of the initial fair values on loans and other real estate purchased in an acquisition and the related FDIC indemnification asset require significant judgment and complexity.

        We account for our acquired loans on a loan by loan basis, a majority of which are accounted for under ASC 310-30. At the acquisition date, where a loan exhibits evidence of credit deterioration since origination and it is probable at the date of acquisition that we will not collect all principal and interest payments in accordance with the terms of the loan agreement, we recognize the expected shortfall of expected future cash flows, as compared to the contractual amount due, as a nonaccretable discount. Any excess of the net present value of expected future cash flows over the acquisition date fair value is recognized as the accretable discount, or accretable yield. We recognize accretion of the accretable discount as interest income over the expected remaining life of the purchased credit impaired loan.

        Fair value discounts created on acquired loans accounted for outside the scope of ASC 310-30 fall under FASB ASC Subtopic 310-20, "Receivables—Nonrefundable Fees and Other Costs" (ASC 310-20) and are accreted into interest income over the remaining term of the loan as an adjustment to the related loan's yield.

        Because we record loans acquired in our acquisitions at fair value, we do not record an allowance for loan losses related to the acquired loans on the acquisition date. Expected cash flows are re-estimated periodically for all loans accounted for under ASC 310-30. Re-estimations for each acquired loan portfolio are performed periodically during each calendar year and are staggered throughout the year. The staggering of each portfolio's re-estimation results in at least one re-estimation being performed during each quarter of the calendar year. Acquired loan portfolios not re-estimated during a quarter are monitored for credit deterioration by analyzing the credit quality of the acquired loans, specifically we look to loans that are past due or were downgraded through our on-going risk rating process. For purposes of re-estimating the expected cash flows of the loans accounted for under ASC 310-30, we individually evaluate loans with an outstanding principal balance above a designated dollar threshold and group loans with smaller outstanding principal balances into groups with similar characteristics. The characteristics used to group the small loans include the loan's purpose, type and collateral. Loans individually evaluated generally account for 50% or more of ASC 310-30 loan population and are performed by a designated group of credit officers, specialized in loan workouts and assessing credit quality. During the individual loan evaluations, we review borrower cash payment activity, loan write ups, watch list reports, which include the current past due status and risk ratings assigned and current appraisals of collateral. For the loans that are collectively evaluated, we apply assumptions based on credit migration (migration of risk rating and past due status) combined with default, severity and prepayment data indicative of the market based upon market experience and benchmarking analysis of similar loans and/or portfolio sales and valuation. This information is captured through observation of comparable market transactions.

        Any decline in expected cash flows results in impairment which is measured based on the present value of the new expected cash flows, discounted by the pre-impairment accounting yield of the loan, compared to the recorded investment in the loan. Accordingly, computed impairment includes both the impact of an expected decline in cash flows and the effect of changes in the expected timing of such cash flows. As a result, computed impairment will exceed the expected decline in cash flows, in some cases significantly, when they occur in conjunction with a delay in timing of the receipt of expected cash flows. Computed impairment is recorded as provision expense during the period it is identified. Improvements in expected cash flows and the effect of changes in expected timing in the receipt of the expected cash flows, once any previously recorded impairment is recaptured, is recognized prospectively as an adjustment to the accretable yield on the loan. Impairment recognized on a loan covered by a loss share agreement is mitigated by the recording of additional FDIC indemnification asset, as FDIC loss sharing income during the period. The FDIC indemnification asset only relates to declines in expected cash flows, not delays in the timing of those cash flows.

        When we modify a loan that qualifies as a troubled debt restructuring (TDR) that was initially individually accounted for under ASC 310-30, the loan is required to be moved from ASC 310-30 accounting and is accounted for under FASB ASC Subtopic 310-40, "Receivables—Troubled Debt Restructurings by Creditors" (ASC 310-40). The transfer of the accounting for the TDR from ASC 310-30 to ASC 310-40 effectively results in a "reclassification" of any discount on the purchased credit impaired loan from the loan's carrying value to the allowance for loan loss and the recognition of any additional allowance for loan loss required to be established for that loan. In the reclassification, any discount that remains on the purchased impaired loan and associated indemnification asset is reversed and recorded net through accelerated discount. We then establish the necessary allowance for the TDR in accordance with the methods used to determine the allowance for loan losses for originated loans discussed in the "Critical Accounting Policies" section. The required allowance is recorded through the provision for loan loss and partially offset by an increase in FDIC loss sharing income if the TDR is covered by a loss sharing agreement. In the first quarter 2012, approximately $6.0 million of allowance for loan loss for covered loans was established for TDR loans previously accounted for under ASC 310-30. The $6.0 million provision for loan losses required to increase the allowance for loan losses was substantially offset by the recognition of approximately $5.6 million of remaining net loan discount.

        The loss share agreements and the purchase accounting impact from our FDIC-assisted acquisitions create significant volatility in and have a material effect on our cash flows and operating results in both the short- and the long-term. In the short-term, we believe it is likely that a significant amount of the acquired covered loans will become delinquent and the proceeds from the liquidation of collateral will be inadequate to repay the loans. At acquisition, management believes sufficient inherent discounts on covered assets representing the expected losses compared to their acquired contractual payment amounts were established. As a result, our operating results would only be adversely affected by losses on covered assets to the extent that those losses exceed the expected losses reflected in the fair value of the covered assets at the acquisition date.

        The effects of the loss share agreements and purchase accounting on cash flows and operating results in the near-term and long-term following an acquisition will be similar to the short-term effects described above. In the near-term, we expect significant volatility as we work with borrowers to determine appropriate repayment terms or alternate resolutions. During this period, it is likely that the most significant changes in expected future cash flows will be identified, both increases and decreases. The long-term effects will depend primarily on the ability of borrowers to make required payments over an extended period of time. As the loss share agreements cover up to a 10-year period (five years for loans other than single family residential mortgage loans), changing economic conditions will likely affect the timing of future charge-offs and the resulting reimbursements from the FDIC. Management believes that any recapture of interest income and recognition of cash flows from borrowers or amounts received from the FDIC as part of the FDIC indemnification asset may be recognized unevenly over this period, as we exhaust our collection efforts under our normal practices.

CRITICAL ACCOUNTING POLICIES

        Our consolidated financial statements are prepared based on the application of accounting policies generally accepted in the United States, the most significant of which are described in Note 1 to the consolidated financial statements. These policies require the reliance on estimates and assumptions, which may prove inaccurate or subject to variations. Changes in underlying factors, assumptions, or estimates could have a material impact on our future financial condition and results of operations. The most critical of these significant accounting policies are the policies related to allowance for loan losses, fair valuation methodologies, acquired loans, the FDIC indemnification asset and income taxes. These policies are reviewed with the Audit Committee of the Board of Directors and are discussed more fully below.

Allowance for loan losses

        We maintain the allowance for loan losses at a level we believe is sufficient to absorb probable incurred losses in our loan portfolio given the conditions at the time. Management determines the adequacy of the allowance based on periodic evaluations of the loan portfolio and other factors. These evaluations are inherently subjective as they require management to make material estimates, all of which may be susceptible to significant change. The allowance is increased by provisions charged to expense and decreased by actual charge-offs, net of recoveries or previous amounts charged-off.

Purchased loans

        We maintain an allowance for loan losses on purchased loans based on credit deterioration subsequent to the acquisition date. In accordance with the accounting guidance for business combinations, there was no allowance brought forward on any of the purchased loans as any credit deterioration evident in the loans was included in the determination of the fair value of the loans at the acquisition date. For purchased credit impaired loans, accounted for under ASC 310-30, management establishes an allowance for credit deterioration subsequent to the date of acquisition by periodically re-estimating expected cash flows with any decline in expected cash flows triggering impairment recorded as provision expense. The allowance established is the excess of the loan's carrying value over the present value of projected future cash flows, discounted at the current accounting yield of the loan. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change. While the determination of specific cash flows involves estimates, each estimate is unique to the individual loan, and none is individually significant. For purchased loans accounted for under ASC 310-20 or under ASC 310-40, the allowance is calculated in accordance with the methods used to calculate the allowance for loan losses for originated loans.

Originated loans

        For loans we originate, the allowance consists of specific allowances, based on individual evaluation of certain loans, and allowances for homogeneous pools of loans with similar risk characteristics.

        The specific component relates to impaired loans that are individually evaluated based on a combination of internally assigned risk ratings and a defined dollar threshold. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. For individually evaluated impaired loans, a specific allowance is established when the discounted expected cash flows or the fair value of the underlying collateral of the impaired loan is lower than the carrying value of the loan. The valuations are reviewed and updated on a quarterly basis. While the determination of specific allowance may involve estimates, each estimate is unique to the individual loan, and none is individually significant.

        Loans that do not meet the criteria to be evaluated individually are evaluated in homogeneous pools of loans with similar characteristics. The allowance for commercial, agricultural and commercial real estate loans that are not individually evaluated for impairment begins with a process of estimating probable incurred losses in the portfolio. These estimates are established based on our internal credit risk ratings and historical loss data. Since our operating history is limited and the Bank is growing rapidly, the historical loss estimates for loans are based on actual historical loss experienced by all banks in Michigan and Wisconsin. These estimates are established by loan type including commercial, agricultural and commercial real estate, and further segregated by region, including Michigan and Wisconsin, where applicable. The estimate of losses is then adjusted for management's estimate of trends in delinquent and nonaccrual loans. Estimated loss rates are updated quarterly.

        Given our limited operating history, the estimate of losses for single family residential and consumer loans is also based primarily on historical loss rates experienced in the respective loan classes by all banks in Michigan and Wisconsin. This estimate is also adjusted for management's estimate of trends in delinquent and nonaccrual loans.

        The principal assumption used in deriving the allowance for loan losses is the estimate of probable incurred loss for loans in each risk rating. Since a loss ratio is applied to a large portfolio of loans, any variation between actual and assumed results could be significant. To illustrate, if recent loss experience dictated that the estimated loss ratios would be changed by five percent (of the estimate) across all risk ratings, the allowance for loan losses as of December 31, 2011 would change by approximately $1.2 million.

        Note 6 to the consolidated financial statements includes additional information about the allowance for loan losses.

Fair Value

        The use of fair values is required in determining the carrying values of certain assets and liabilities, as well as for specific disclosures. Fair value is an estimate of the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e. not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date and is based on the assumptions market participants would use when pricing an asset or liability.

        Fair value guidance establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on the markets in which the assets and liabilities are traded and whether the inputs used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect management's estimates about market data. Level 1 valuations are based on quoted prices for identical instruments traded in active markets. Level 2 valuations are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market. Level 3 valuations are generated from model-based techniques that rely on at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

        In determining the fair value of financial instruments, market prices of the same or similar instruments are used whenever such prices are available. If observable market prices are unavailable or impracticable to obtain, we are required to make judgments about assumptions market participants would use in estimating the fair value of the financial instrument. Fair value is estimated using modeling techniques and incorporates assumptions about interest rates, duration, prepayment speeds, risks inherent in a particular valuation technique and the risk of nonperformance. These assumptions are inherently subjective as they require material estimates, all of which may be susceptible to significant change. The models used to determine fair value adjustments are periodically evaluated by management for relevance under current facts and circumstances.

        Fair value measurement and disclosure guidance differentiates between those assets and liabilities required to be carried at fair value at every reporting period ("recurring") and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances ("nonrecurring"). Note 3 to the consolidated financial statements includes information about the extent to which fair value is used to measure assets and liabilities and the valuation methodologies and key inputs used. We had no Level 3 financial instruments recorded at fair value on a recurring basis. Level 3 financial instruments recorded at fair value on a nonrecurring basis totaled $10.0 million, or less than one percent of total assets, and included impaired loans, other real estate owned and loan servicing rights at December 31, 2011.

Purchased loans

        Purchased loans are recorded at fair value at the date of acquisition. Fair values for purchased loans are based on a discounted cash flow methodology that considered various factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and a discount rate reflecting our assessment of risk inherent in the cash flow estimates. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change. For purposes of estimating the fair values of purchased loans, larger purchased loans were individually evaluated while smaller purchased loans were grouped together according to similar characteristics and were evaluated in the aggregate using common assumptions appropriate to the group.

        We account for and evaluate acquired loans for impairment in accordance with the provisions of ASC 310-30. The cash flows expected to be collected on purchased loans are estimated based upon the expected remaining life of the underlying loans, which includes the effects of estimated prepayments. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change. Expected cash flows are re-estimated periodically for all loans accounted for under ASC 310-30. Any decline in expected cash flows is deemed impairment and recorded as provision expense during the period. Improvement in expected cash flows, once any previously recorded impairment is recaptured, is recognized prospectively as an adjustment to the yield on the loan.

        Purchased loans outside the scope of ASC 310-30 are accounted for under ASC 310-20 or ASC 310-40, where applicable. Discounts created when the loans were recorded at their estimated fair values at acquisition are amortized over the remaining term of the loan as an adjustment to the related loan's yield.

        Note 5 to the consolidated financial statements includes additional information about purchased loans.

FDIC Indemnification Asset

        In conjunction with the CF Bancorp, First Banking Center, Peoples State Bank and Community Central Bank acquisitions, the Bank entered into loss share agreements with the FDIC resulting in a FDIC indemnification asset. The FDIC indemnification asset is required to be measured separately from the related covered assets as they are not contractually embedded in those assets and are not transferable should we choose to dispose of the covered assets. The FDIC indemnification assets represent the estimated fair value of expected reimbursements from the FDIC for losses on covered assets. Pursuant to the terms of the loss sharing agreements, the FDIC will reimburse us for 80% of losses incurred on covered loans. For certain pools of covered loans, the reimbursement rate for losses is reduced for losses above a certain threshold.

        FDIC indemnification assets were recorded at their estimated fair values at the time of each respective FDIC-assisted transaction. Fair values are estimated using projected cash flows related to the loss sharing agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. These cash flows are discounted to reflect the uncertainty of the timing of the loss sharing reimbursement from the FDIC. These cash flow evaluations are inherently subjective as they require management to make material estimates, all of which may be susceptible to significant change.

        The accounting for FDIC indemnification assets is closely related to the accounting for the underlying, indemnified assets. We re-estimate the expected indemnification asset cash flows in conjunction with the periodic re-estimation of cash flows on covered assets accounted for under ASC 310-30. Improvements in cash flow expectations on covered assets generally result in a related decline in the expected indemnification cash flows and are reflected as a downward yield adjustment on the indemnification assets. Declines in cash flow expectations on covered assets generally result in an increase in expected indemnification cash flows and are reflected as both FDIC loss sharing income and an increase to the indemnification asset. At the time an asset subject to a loss sharing agreement is disposed of, through collection, charge-off or other settlement, any associated remaining indemnification asset, not recoverable from the FDIC, is written off.

Income Taxes

        The calculation of our income tax provision and tax-related accruals is complex and requires the use of estimates and judgments. Accrued taxes represent the net estimated amount due to taxing jurisdictions, currently or in the future, and are included in "income tax liability" on the consolidated balance sheets. We evaluate and assess the relative risks and appropriate tax treatment of transactions after considering statutes, regulations, judicial precedent and other information and maintain tax accruals consistent with our evaluation of these relative risks. Changes to the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by taxing authorities and changes to statutory, judicial, and regulatory guidance that impact the relative risks of tax positions. These changes, when they occur, can affect deferred taxes and accrued taxes as well as the current period's income tax expense and can be material to our operating results. We are subject to audit by taxing authorities that could question and/or challenge the tax positions taken by us. Note 13 to the consolidated financial statements includes additional information about income taxes.

FINANCIAL RESULTS

        Net income for the three months ended March 31, 2012 was $5.3 million, or $0.11 per average diluted share, compared to $12.7 million, or $0.32 per average diluted share, for the three months ended March 31, 2011. The decrease of $7.4 million in net income in the first quarter 2012, compared to the same period in 2011, was primarily due to a $14.9 million increase in the provision for loan losses on covered loans, a decrease of $12.7 million in bargain purchase gains, partially offset by a $12.4 million increase in FDIC loss sharing income and $6.6 million increase in accelerated discount on covered loans. The increase in the provision for loan losses on covered loans in the first quarter 2012 was primarily due to the recognition of impairment resulting from the process of re-estimating cash flows on acquired impaired loans which was partially offset by an increase to FDIC loss sharing income and from the accounting for the TDRs identified during the quarter, discussed previously. Accelerated discount on covered loans is recognized when prepayments or dispositions result in cash flows at an amount greater than the recorded book value and is mitigated by corresponding write-offs of the FDIC indemnification asset and by the modification of loans as TDRs which were previously accounted for under ASC 310-30. The first quarter 2011 benefited from bargain purchase gains of $12.7 million resulting from the FDIC-assisted acquisition of Peoples State Bank.

        Net income for the year ended December 31, 2011 was $33.4 million, or $0.82 per average diluted share, compared to $44.7 million, or $1.56 per average diluted share, for the year ended 2010. The decrease in net income for 2011, compared to 2010, was primarily due to increases in the provision for loan losses on covered loans of $46.9 million and in salary and employee benefits expense of $33.6 million and the decrease in bargain purchase gains of $14.5 million, offset by increases in net interest income of $68.1 million and FDIC loss sharing income of $34.9 million. Net interest income in 2011 benefited from the impact of a $744.5 million increase in average total loans, which included significant increases in both covered and uncovered loans. The increase in the provision for loan losses on covered loans in 2011 was primarily due to the accounting impact resulting from the process of re-estimating cash flows on acquired impaired loans, which was partially offset by an increase to FDIC loss sharing income. The increase in salary and employee benefits expense primarily resulted from the substantial increase in headcount due to acquisitions completed in both 2010 and 2011. Bargain purchase gains in 2011 included the FDIC-assisted acquisitions of Peoples State Bank and Community Central Bank, while in 2010 included the FDIC-assisted acquisitions of CF Bancorp and First Banking Center.

        During 2011, we devoted significant resources to complete technology systems conversions and operational integrations to achieve a common operating platform across all acquisitions. Additionally, during 2011 and continuing into the first quarter of 2012, significant resources were devoted to evaluating and completing due diligence for a variety of strategic opportunities. During the first quarter 2012, we completed a $174 million committed capital facility with institutional investors and we drew down $21 million of this committed capital in February 2012. Given total shareholders' equity of $348.2 million at March 31, 2012 and $153 million of additional capital available on our committed capital facility, we currently have capital resource commitments that would support substantial asset growth.

NET INTEREST INCOME

        Net interest income is the difference between interest and yield-related fees earned on assets and interest paid on liabilities. Adjustments are made to the yields on tax-exempt assets in order to present tax-exempt income and fully taxable income on a comparable basis. The "Analysis of Net Interest Income-Fully Taxable Equivalent" tables of this financial review provide an analysis of net interest income for the three month periods ended March 31, 2012 and 2011 and the years ended December 31, 2011 and 2010. The "Rate/Volume Analysis" tables describe the extent to which changes in interest rates and changes in volume of earning assets and interest-bearing liabilities have affected our net interest income on a fully taxable equivalent (FTE) basis for the three month periods ended March 31, 2012 and 2011 and the years ended December 31, 2011 and 2010.

        Net interest income was $24.5 million for the three months ended March 31, 2012, a decrease of $3.8 million compared to $28.3 million in for the same period in 2011. The decrease in net interest income in the first quarter of 2012, compared to the same period in 2011, resulted primarily from a decrease in yields on loans and the FDIC indemnification asset, partially offset by an increase in average loans and a decrease in overall funding costs. The yield earned on loans is impacted by the composition of the loan portfolio (covered versus uncovered) and the previous results of re-estimations of expected cash flows on the acquired loans accounted for under ASC 310-30. The decrease in the yield earned on loans was primarily due to the proportional decrease in covered loans to total average loans of 72 percent for first quarter 2012, from 84 percent for the same period in the prior year and the proportional increase in uncovered loans, which are primarily organically produced loans that generally earn lower yields. The decrease in the yield earned on loans was also impacted by lower accretion income on acquired loans accounted for under ASC 310-30 driven by changing assumptions in the re-estimation of cash flows, specifically the lengthening of the accretion period, rather than negative credit migration trends. These decreases in the yield on loans were partially offset by improvements in expected cash flows identified during our periodic re-estimations that are recognized prospectively as an adjustment to the yield on the acquired loans and also impact the yield earned on the FDIC indemnification asset. Reductions in the yield, which could result in a negative yield on the FDIC indemnification asset, reflect declines in expected credit losses on covered loans reducing future expected FDIC indemnification payments. The net interest margin (FTE) for the three months ended March 31, 2012 decreased 176 basis points to 4.87 percent, from 6.63 percent for the comparable period in 2011, primarily from the reasons cited for the decrease in net interest income discussed above.

        Net interest income was $112.4 million for the full year 2011, an increase of $68.1 million, compared to $44.3 million for the full year 2010. The increase in net interest income in 2011 resulted primarily from a $744.5 million increase in average loans. Net interest income in 2011 also benefited from a $154.1 million increase in average investment securities and an increase in yields on loans. The net interest margin (FTE) increased 106 basis points to 5.81 percent in 2011, from 4.75 percent in 2010, resulting primarily from an increase in average covered loans of approximately $600 million due to FDIC-assisted acquisitions, driven by the relatively higher yields on these loans and the impact of higher accretion income on loans acquired in the 2010 acquisitions, and a lower overall cost of funding.

Analysis of Net Interest Income—Fully Taxable Equivalent

	Three months ended March 31, 2012			Three months ended March 31, 2011
(Dollars in thousands)	Average Balance(1)	Interest(2)	Average Rate(3)	Average Balance(4)	Interest(2)	Average Rate(3)
Earning assets:
Interest earning balances	$66,887	$35	0.21%	$62,210	$48	0.31%
Federal funds sold & other short-term investments	81,144	129	0.63	52,495	32	0.25
Investment securities(5):
Taxable	199,383	960	1.91	250,645	1,451	2.35
Tax-exempt	95,124	691	4.39	72,859	563	4.77
FHLB stock	2,820	24	3.46	8,243	9	0.46
Gross loans including FDIC covered loans(6)	1,220,278	25,744	8.37	996,977	27,200	11.07
FDIC indemnification asset	357,279	(1,604)	(1.78)	305,818	658	0.87

Total earning assets	2,022,915	25,979	5.17%	1,749,247	29,961	7.01%

Non-earning assets:
Cash and due from banks	37,191			33,236
Premises and equipment	43,079			19,150
Investment security fair value adjustment	5,234			(204)
Core deposit intangible	7,148			6,856
Other real estate owned (covered)	21,683			20,059
FDIC receivable	37,729			12,187
Accrued interest receivable	21,706			18,311
Other non-earning assets	13,173			7,056
Allowance for loan losses	(62,604)			(17,407)

Total assets	$2,147,254			$1,848,491

Interest bearing liabilities:
Deposits:
Interest bearing DDA	$300,038	$157	0.21%	$153,856	$182	0.48%
Money market and savings	526,238	287	0.22	651,982	277	0.17
Time deposits	511,315	887	0.69	534,734	1,201	0.90
FHLB Advances	46,376	184	1.57	—	—	—
Federal funds purchased and other short-term borrowings	21,573	8	0.15	—	—	—

Total interest bearing liabilities	1,405,540	1,523	0.43%	1,340,572	1,660	0.50%

Non interest bearing liabilities and shareholders' equity:
Non interest bearing DDA	355,461			196,229
FDIC clawback liability	20,805			20,196
Deferred tax liability	10,997			13,809
FDIC warrants payable	3,241			2,988
Other liabilities	26,175			16,401
Shareholders' equity	325,035			258,296

Total liabilities and shareholders' equity	$2,147,254			$1,848,491

Net interest income		$24,456			$28,301

Interest spread			4.74%			6.51%

Net interest margin as a percentage of interest earning assets (FTE)			4.87%			6.63%

(1)
Average balances derived based on daily averages.

(2)
Interest income is shown on actual basis and does not include taxable equivalent adjustments.

(3)
Average rates are presented on an annual basis and includes a taxable equivalent adjustment to interest income on tax exempt securities of approximately $361 thousand and $293 thousand on tax exempt securities for the thee months ended March 31, 2012 and 2011, respectively, using the statutory tax rate of 35%.

(4)
Average balances derived from month end balances.

(5)
For presentation in this table, average balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.

(6)
Includes nonaccrual loans.

	Year ended December 31, 2011			Year ended December 31, 2010
(Dollars in thousands)	Average Balance(1)	Interest(2)	Average Rate(3)	Average Balance(1)	Interest(2)	Average Rate(3)
Earning assets:
Interest earning balances	$64,442	$152	0.24%	$133,865	$503	0.38%
Federal funds sold & other short-term investments	38,081	243	0.64	69,436	38	0.05
Investment securities(4):
Taxable	224,701	5,246	2.33	112,987	2,726	2.41
Tax-exempt	78,286	2,499	4.86	35,883	672	2.79
FHLB stock	8,237	87	1.06	1,295	16	1.24
Gross loans including FDIC covered loans(5)	1,175,230	108,103	9.20	430,752	38,817	9.01
FDIC indemnification asset	366,948	3,148	0.86	154,675	7,477	4.83

Total earning assets	1,955,925	119,478	6.18%	938,893	50,249	5.39%

Non-earning assets:
Cash and due from banks	40,865			13,536
Premises and equipment	31,350			5,890
Investment security fair value adjustment	2,336			(614)
Core deposit intangible	7,488			3,075
Other real estate owned (covered)	23,240			6,926
FDIC receivable	41,657			9,178
Accrued interest receivable	17,885			3,023
Other non-earning assets	9,487			7,212
Allowance for loan losses	(33,908)			(4,886)

Total assets	$2,096,325			$982,233

Interest bearing liabilities:
Deposits:
Interest bearing DDA	$255,000	$734	0.29%	$59,824	$392	0.66%
Money market and savings	574,783	1,131	0.20	309,667	519	0.17
Time deposits	577,170	4,632	0.80	330,156	4,294	1.30
FHLB Advances	37,253	545	1.46	—	763	—
Federal funds purchased and other short-term borrowings	15,202	34	0.22	—	—	—

Total interest bearing liabilities	1,459,408	7,076	0.48%	699,647	5,968	0.85%

Non interest bearing liabilities and shareholders' equity:
Non interest bearing DDA	304,439			76,111
FDIC clawback liability	20,547			11,846
Deferred tax liability	13,037			9,706
FDIC warrants payable	3,050			2,023
Other liabilities	16,027			8,984
Shareholders' equity	279,817			173,916

Total liabilities and shareholders' equity	$2,096,325			$982,233

Net interest income		$112,402			$44,281

Interest spread			5.70%			4.54%

Net interest margin as a percentage of interest earning assets (FTE)			5.81%			4.75%

(1)
Average balances derived from month end balances.

(2)
Interest income is shown on actual basis and does not include taxable equivalent adjustments.

(3)
Average rates include a taxable equivalent adjustment to interest income on tax exempt securities of approximately $1.3 million and $330 thousand on tax exempt securities for the years ended December 31, 2011 and 2010, respectively, using the statutory tax rate of 35%.

(4)
For presentation in this table, average balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.

(5)
Includes nonaccrual loans.

Rate-Volume Analysis

	Three months ended March 31, 2012 vs. March 31, 2011
	Increase (Decrease) Due to:
			Net Increase (Decrease)
(Dollars in thousands)	Rate	Volume
Interest earning assets
Interest earning balances	$(27)	$14	$(13)
Federal funds sold and other short-term investments	(3)	100	97
Investment securities:
Taxable	596	(1,087)	(491)
Tax-exempt	(735)	863	128
FHLB stock	55	(40)	15
Gross loans including covered loans	(23,289)	21,833	(1,456)
FDIC indemnification asset	(2,638)	376	(2,262)

Total interest income	(26,041)	22,059	(3,982)

Interest-bearing liabilities
Interest bearing demand deposits	(479)	454	(25)
Money market and savings deposits	249	(239)	10
Time deposits	(111)	(203)	(314)
FHLB advances	—	184	184
Federal funds purchased and other short term borrowings	—	8	8

Total interest expense	(341)	204	(137)

Change in net interest income	$(25,700)	$21,855	$(3,845)

	Year ended December 31, 2011 vs. 2010
	Increase (Decrease) Due to:
			Net Increase (Decrease)
(Dollars in thousands)	Rate	Volume
Interest earning assets
Interest earning balances	$(147)	$(204)	$(351)
Federal funds sold and other short-term investments	230	(25)	205
Investment securities:
Taxable	(69)	2,589	2,520
Tax-exempt	35	1,792	1,827
FHLB stock	(3)	74	71
Gross loans including covered loans	822	68,464	69,286
FDIC indemnification asset	(9,313)	4,984	(4,329)

Total interest income	(8,445)	77,674	69,229

Interest-bearing liabilities
Interest bearing demand deposits	(325)	667	342
Money market and savings deposits	103	509	612
Time deposits	(2,061)	2,399	338
FHLB advances	(218)	—	(218)
Federal funds purchased and other short term borrowings	—	34	34

Total interest expense	(2,501)	3,609	1,108

Change in net interest income	$(5,944)	$74,065	$68,121

PROVISION FOR LOAN LOSSES

        We have established an allowance for loan losses on both covered and uncovered loans through a provision for losses charged as an expense on our consolidated statements of income. Management reviews our uncovered loan portfolio, consisting of originated loans and purchased loans that are not covered by loss sharing agreements with the FDIC, on a quarterly basis to evaluate our outstanding loans and to measure both the performance of the portfolio and the adequacy of the allowance for loan losses.

        We did not record an allowance for loan losses at acquisition for purchased uncovered or covered loans as these loans were recorded at fair value, based on a discounted cash flow methodology, at the date of each respective acquisition. We re-estimate expected cash flows periodically for all loans purchased with credit impairment. Any decline in expected cash flows for a loan is referred to as impairment and recorded in the provision for loan losses during the period, whereas, improvement in expected cash flows is recognized prospectively as an adjustment to the yield on the loan once any previously recorded impairment is recaptured.

        The provision for credit losses on off balance sheet items, a component of "noninterest expenses" on the consolidated statements of income, reflects management's assessment of the adequacy of the allowance for credit losses on lending-related commitments.

        For a further discussion of the allowance for loan losses, refer to the "Critical Accounting Policies" and the "Allowance for Loan Losses" sections of this financial review.

        The provision for loan losses on uncovered loans was $1.3 million for the three months ended March 31, 2012, compared to $1.2 million for the same period in 2011. The provision for loan losses on uncovered loans represents the amount required such that the total allowance for loan losses reflected the appropriate balance, in management's opinion, to sufficiently cover probable losses in the uncovered loan portfolio. The allowance for loan losses on uncovered loans was $9.0 million, or 2.53 percent of uncovered loans, at March 31, 2012, compared to $5.6 million, or 2.78 percent of uncovered loans, at March 31, 2011. The decrease in the uncovered allowance for loan losses as a percentage of uncovered loans was due primarily to improvements in the historical loss factors experienced by all banks in Michigan and Wisconsin that are used by management to estimate probable losses.

        The provision for loan losses on uncovered loans was $3.6 million for the year ended December 31, 2011, compared to $4.5 million for the prior year. The allowance for loan losses on uncovered loans was $7.9 million, or 2.44 percent of uncovered loans, at December 31, 2011, compared to $4.4 million, or 3.24 percent of uncovered loans, at December 31, 2010. The decrease in the uncovered allowance for loan losses as a percentage of uncovered loans was due primarily to improvements in the historical loss factors experienced by all banks in Michigan and Wisconsin that are used by management to estimate probable losses.

        The provision for loan losses on covered loans was $15.2 million for the three months ended March 31, 2012, compared to $356 thousand for the same period in 2011. The three months ended March 31, 2012 included the re-estimation of the cash flows for loans acquired in the First Banking Center acquisition which resulted in an impairment of $7.1 million recorded in the provision for loan losses on covered loans that was partially offset by a $4.2 million increase in the FDIC indemnification asset recorded in FDIC loss sharing income on the consolidated statements of income. Of the $7.1 million of impairment recorded from the re-estimation of cash flows on the First Banking Center loans, approximately $2.0 million of the impairment is driven by an expected extension of timing in future cash flows and $5.1 million is driven by a deterioration in credit. The impairment recorded due to the deterioration in credit represents approximately 2.5% of the First Banking Center loan portfolio accounted for under ASC 310-30 at March 31, 2012 and was mitigated by the creation of $4.2 million in FDIC indemnification asset, recorded as FDIC loss sharing income. The First Banking Center re-estimation also resulted in an expected $14.5 million improvement in gross cash flow expectations which will be recognized prospectively as an increase in the accretable yield. Net of the expected reduction in the FDIC indemnification asset, the improvement in expected cash flows for the First Banking Center portfolio is expected to benefit future pre-tax income by $10.1 million.

        The first quarter 2012 provision for loan losses on covered loans was also impacted by the recognition of $6.0 million provision for loan losses and allowance for loan losses for TDRs on loans previously accounted for under the provisions of ASC 310-30. Refer to the "Summary of Acquisition and Loss Share Accounting" section of this financial review for further details regarding the accounting for troubled debt restructurings for loans previously accounted for under ASC 310-30. A substantial portion of this element of the provision for loan losses is offset by the reclassification of any remaining discount on the loans and is recorded through accelerated discount on acquired loans in the consolidated statements of income.

        The provision for loan losses on covered loans was $64.8 million for the year ended December 31, 2011, compared to $17.9 million for year ended December 31, 2010. The provision for loan losses for the year ended December 31, 2011 resulted primarily due to the impairment caused by deteriorations in expected cash flows identified during the periodic re-estimations performed on acquired loans accounted for under ASC 310-30 . The cash flow re-estimations also resulted in a $60.9 million improvement in gross cash flows which is to be recognized prospectively as an increase in the accretable yield. Many of the loans acquired were originated prior to or during the recession and these loans typically have weak credit metrics such as high loan to value ratios and low debt service coverage ratios. Therefore, the ultimate credit outcome for the acquired loans can be volatile. As the economy stabilized, many of the acquired loans performed better than expected and some performed worse than expected.

        A substantial portion of the provision for loan loss on covered loans is offset by FDIC loss sharing income. An analysis of the changes in the allowance for loan losses, including charge-offs and recoveries by loan category, is provided in the "Analysis of the Allowance for Loan Losses—Uncovered" and the "Analysis of the Allowance for Loan Losses—Covered" tables in this financial review.

NONINTEREST INCOME

        The following table presents noninterest income for the three month periods ended March 31, 2012 and 2011 and the years ended December 31, 2011 and 2010.

	For the three months ended March 31,		For the years ended December 31,
(dollars in thousands)	2012	2011	2011	2010
Noninterest income
Deposit fee income	$1,921	$1,564	$8,812	$1,927
Mortgage banking income	3,926	1,298	6,563	5,026
Bargain purchase gains	—	12,681	39,385	53,842
FDIC loss sharing income	13,336	911	50,551	15,646
Accelerated discount on acquired loans	5,893	(728)	1,896	8,615
Gains on sales of securities	91	(22)	2,658	93
Other noninterest income	677	786	3,909	1,434

Total noninterest income	$25,844	$16,490	$113,774	$86,583

        Noninterest income was $25.8 million for the three months ended March 31, 2012, an increase of $9.3 million compared to $16.5 million for the same period in 2011. The increase in noninterest income in the first quarter 2012, compared to the first quarter 2011, was primarily due to increases in FDIC loss sharing income of $12.4 million and accelerated discount on acquired loans of $6.6 million, partially offset by the $12.7 million of bargain purchase gains recorded in the first quarter 2011 acquisition of Peoples State Bank. FDIC loss sharing income was $13.3 million and $911 thousand for the quarters ended March 31, 2012 and 2011, respectively, and is the estimate of the FDIC's proportionate share of expected credit losses on covered loans. The noninterest income from accelerated discount was $5.8 million for the three months ended March 31, 2012 compared to noninterest expense of $728 thousand for the same period in 2011. Accelerated discount on acquired loans is recognized when loan prepayments or dispositions result in cash flows at an amount greater than recorded book value and is mitigated by corresponding write-offs of the FDIC indemnification asset. Accelerated discount is also impacted by the TDR accounting discussed in the "Summary of Acquisition and Loss Share Accounting" section of the financial review. The reclassification of $5.6 million in remaining discount increased accelerated discount in the three month period ended March 31, 2012 and was offset by associated write-offs of FDIC indemnification assets. The net expense in the three month period ended March 31, 2011 results from write-offs of excess recorded FDIC indemnification assets for covered loans that were resolved.

        Noninterest income increased $27.2 million to $113.8 million for the full year 2011, compared to $86.6 million for the full year 2010. The increase in noninterest income in 2011, compared to 2010, was primarily due to increases in FDIC loss sharing income of $34.9 million and deposit fee income of $6.9 million, partially offset by decreases in bargain purchase gains of $14.5 million and accelerated discount on acquired loans of $6.7 million. Noninterest income in 2011 included $50.6 million FDIC loss sharing income related to the FDIC's proportionate share of credit losses for those covered loans which had realized or re-estimated losses that were greater than originally expected. This compares to $15.7 million of FDIC loss sharing income in 2010. The increase in deposit fee income is primarily attributable to a $707 million increase in average deposits. Bargain purchase gains in 2011 included $12.7 million and $24.9 million from the acquisitions of Peoples State Bank and Community Central Bank, respectively, and 2010 included $52.7 million and $1.1 million from the acquisitions of CF Bancorp and First Banking Center, respectively.

NONINTEREST EXPENSE

        The following table presents noninterest expense for the three month periods ended March 31, 2012 and 2011 and the years ended December 31, 2011 and 2010.

	For the three months ended March 31,		For the years ended December 31,
(dollars in thousands)	2012	2011	2011	2010
Noninterest expenses
Salary and employee benefits	$15,611	$12,536	$57,953	$24,322
Occupancy and equipment expense	3,368	2,498	13,029	4,611
Data processing fees	999	991	5,030	1,242
Professional service fees	1,006	1,822	6,821	3,370
Marketing expense	474	576	5,170	1,664
Other employee expense	504	410	2,151	410
Insurance expense	620	966	2,723	1,841
Other noninterest expense	3,351	3,309	13,714	4,305

Total noninterest expenses	$25,933	$23,108	$106,591	$41,765

        Noninterest expense of $25.9 million for the three months ended March 31, 2012 increased $2.8 million, compared to $23.1 million for the same period in 2011, primarily due to an increase of $3.1 million in salary and employee benefits. Salary and employee benefits in the first quarter 2012 included approximately $825 thousand in severance and severance-related benefits.

        Noninterest expense increased $64.8 million to $106.6 million for the full year 2011, compared to $41.8 million for the full year 2010, primarily due to general growth and expansion. Salaries and employee benefits increased $33.6 million in 2011 primarily due to higher expenses related to acquisitions and greater staffing levels to support our growth. Occupancy and equipment expense increased $8.4 million for the full year 2011, compared to 2010, primarily due to our expansion including the addition of 31 branches during 2011.

        Management expects to reduce the Company's core operating expense run rate over the next couple of quarters, but is mindful of maintaining the infrastructure to support our core competencies in acquiring and integrating banks.

INCOME TAXES AND TAX-RELATED ITEMS

        Income tax expense for the three months ended March 31, 2012 totaled $2.6 million, compared to $7.4 million for the same period in 2011, resulting in effective tax rates of 32.9% and 37.0%, respectively. The decrease in the income tax expense was mainly due to the $12.2 million decrease in income before income taxes, while the decrease in the effective tax rate for the three months ended March 31, 2012 compared to the same period in 2011 was due to the proportional increase in tax exempt interest on securities for the three months ended March 31, 2012.

        During the year ended December 31, 2011, we recognized income tax expense of $17.8 million due to income before income taxes of $51.3 million. During the year ended December 31, 2010, we recognized income tax expense of $22.1 million due to income before taxes of $66.8 million. The effective tax rate for the year ended December 31, 2011 was 34.8% which compares to 33.1% for the year ended December 31, 2010.

        Further information on income taxes is presented in Note 14 of the consolidated financial statements.

FINANCIAL CONDITION

BALANCE SHEET

        Total assets were $2.15 billion at March 31, 2012, an increase of $24.3 million from $2.12 billion at December 31, 2011. The $24.3 million increase for March 31, 2012 as compared to December 31, 2011 was primarily due to an increase in securities available-for-sale of $143.2 million, partially offset by decreases in cash and cash equivalents ($50.7 million), FDIC receivable ($44.9 million), net total loans ($24.6 million) and FDIC indemnification asset ($6.8 million). The decrease in net total loans reflects the impact of $31.2 million of uncovered loan growth, offset by $47.1 million in covered loan run-off and additional allowance for loan losses of $7.6 million for covered loans and $1.1 million for uncovered loans.

        Total assets were $2.12 billion at December 31, 2011, an increase of $433.9 million from $1.69 billion at December 31, 2010. The increase for December 31, 2011 as compared to December 31, 2010 included increases in net total loans ($299.6 million), FDIC indemnification asset ($88.5 million), cash and cash equivalents ($44.0 million), FDIC receivable ($42.4 million) and premises and equipment ($26.6 million), partially offset by a decrease in securities available-for-sale. The increase in net total loans reflects the impact of increases of $161.7 million in covered loans, resulting from the impact of the acquisitions in 2011, partially offset by loan run-off, and $183.9 million of uncovered organic loan growth, partially offset by additional allowance for loan losses of $42.5 million for covered loans and $3.5 million for uncovered loans.

LOANS

        Our loan portfolio is comprised of a broad range of borrowers primarily in the Michigan and Wisconsin markets. All loans acquired in the CF Bancorp acquisition and the majority of loans acquired in the First Banking Center, Peoples State Bank and Community Central Bank acquisitions were acquired under loss share agreements whereby the FDIC reimburses us for losses incurred in accordance with those loss sharing agreements. Our loan portfolio is composed of commercial and industrial, commercial real estate, residential real estate, real estate construction and consumer financing loans.

        Commercial and industrial loans include financing for commercial purposes in various lines of businesses, including the manufacturing industry, agricultural, service industry and professional service areas. Commercial and industrial loans are generally secured with the assets of the company and/or the personal guarantee of the business owners.

        Commercial real estate loans consist of term loans secured by a mortgage lien on the real estate properties, such as apartment buildings, office and industrial buildings, retail shopping centers, and farmland.

        Residential real estate loans represent loans to consumers for the purchase or refinance of a residence. These loans are generally financed over a 15 to 30 year term, and in most cases, are extended to borrowers to finance their primary residence. Residential real estate loans also include home equity loans and lines of credit that are secured by a first- or second-lien on the borrower's residence.

        Real estate construction loans are term loans to individuals, companies or developers used for the construction of a commercial or residential property for which repayment will be generated by the sale or permanent financing of the property. Generally, these loans are for construction projects that have been either presold, preleased, or have secured permanent financing, as well as loans to real estate companies with significant equity invested in the project.

        Consumer loans include loans made to individuals not secured by real estate, including loans secured by automobiles or watercraft, and personal unsecured loans.

        Concentrations of credit risk arising from financial instruments can exist in relation to individual borrowers or groups of borrowers, certain types of collateral, certain types of industries or certain geographic regions. Credit risk associated with these concentrations could arise when a significant amount of loans or other financial instruments, related by similar characteristics, are simultaneously impacted by changes in economic or other conditions that cause their probability of repayment or other type of settlement to be adversely affected. Our uncovered loan portfolio is managed to a risk-appropriate level as to not create a collateral, industry or geographic concentration. As of March 31, 2012, we do not have any significant concentrations to any one industry, borrower or in a geographic region.

        The following table details our loan portfolio by loan type.

	As of March 31,		As of December 31,
(Dollars in thousands)	2012	2011	2011	2010
Uncovered loans
Commercial and industrial	$113,035	$64,761	$101,631	$48,079
Commercial real estate
Owner-occupied	46,220	20,235	36,547	32,943
Non-owner occupied	66,827	54,638	62,815	9,794
Farmland	17,012	7,657	17,157	2,671

Total commercial real estate	130,059	82,530	116,519	45,408
Residential real estate	101,941	43,012	95,016	37,394
Real estate construction	2,046	777	1,518	890
Consumer	7,856	9,354	9,021	8,013

Total uncovered loans	354,937	200,434	323,705	139,784
Covered loans
Commercial and industrial	162,608	89,567	167,360	96,157
Commercial real estate
Owner-occupied	192,101	139,053	202,429	78,351
Non-owner occupied	231,454	246,928	244,735	202,108
Farmland	51,670	89,232	60,790	89,925

Total commercial real estate	475,225	475,213	507,954	370,384
Residential real estate	169,527	246,453	175,719	205,670
Real estate construction	39,487	52,753	41,666	51,640
Consumer	18,270	24,659	19,516	26,710

Total covered loans	865,117	888,645	912,215	750,561

Total loans	$1,220,054	$1,089,079	$1,235,920	$890,345

        Total loans were $1.22 billion at March 31, 2012, a decrease of $15.9 million from December 31, 2011, reflecting the impact of $47.1 million in covered loan run-off partially offset by $31.2 million of uncovered loan growth. The increase in uncovered loans included increases in the commercial real estate ($13.5 million, or 12 percent), commercial and industrial ($11.4 million, or 11 percent), residential real estate ($6.9 million, or 7 percent) and real estate construction ($528 thousand, or 35 percent) loan portfolios, partially offset by a decrease in the consumer ($1.1 million, or 13 percent) loan portfolio. The covered loan run-off included decreases in the commercial real estate ($32.7 million, or 6 percent), residential real estate ($6.2 million, or 4 percent), commercial and industrial ($4.8 million, or 3 percent), real estate construction ($2.2 million, or 5 percent), and consumer ($1.2 million, or 6 percent) loan portfolios.

        Total loans were $1.24 billion at December 31, 2011, an increase of $345.6 million from December 31, 2010, reflecting the impact of $404.6 of loans acquired at fair value in conjunction with the Peoples State Bank and Community Central Bank acquisitions ($396.1 million in covered loans and $8.5 million in uncovered loans) and a net $175.4 million of uncovered loan growth, partially offset by $234.4 million in covered loan run-off. The increase in uncovered loans, including the loans acquired during 2011, included increases in the commercial real estate ($71.1 million, or 157 percent), residential real estate ($57.6 million, or 154 percent) commercial and industrial ($53.6 million, or 111 percent), consumer ($1.0 million, or 13 percent), and real estate construction ($628 thousand, or 71 percent) loan portfolios. The increase in covered loans, including the loans acquired during 2011, reflected increases in the commercial real estate ($137.6 million, or 37 percent) and commercial and industrial ($71.2 million, or 74 percent) loan portfolios, partially offset by decreases in the residential real estate ($29.9 million, or 15 percent), real estate construction ($10.0 million, or 19 percent), and consumer ($7.2 million, or 27 percent) loan portfolios.

Loan Maturity/Rate Sensitivity

	Loans Maturing
(Dollars in thousands)	One year or less	After one but within five years	After five years	Total
March 31, 2012
Uncovered loans:
Commercial and industrial	$43,590	$58,039	$11,406	$113,035
Commercial real estate	19,063	91,505	19,491	130,059
Residential real estate	154	10,445	91,342	101,941
Real estate construction	574	1,471	1	2,046
Consumer	784	4,574	2,498	7,856

Total uncovered loans	$64,165	$166,034	$124,738	$354,937

Sensitivity of loans to changes in interest rates:
Predetermined (fixed) interest rates		154,217	27,527
Floating interest rates		11,817	97,211

Total		$166,034	$124,738

Covered loans:
Commercial and industrial	$92,497	$62,084	$8,028	$162,609
Commercial real estate	232,715	214,146	28,364	475,225
Residential real estate	12,371	50,148	107,008	169,527
Real estate construction	27,612	7,253	4,622	39,487
Consumer	265	1,961	16,043	18,269

Total covered loans	$365,460	$335,592	$164,065	$865,117

Sensitivity of loans to changes in interest rates:
Predetermined (fixed) interest rates		284,592	86,656
Floating interest rates		51,000	77,409

Total		$335,592	$164,065

	Loans Maturing
(Dollars in thousands)	One year or less	After one but within five years	After five years	Total
December 31, 2011
Uncovered loans:
Commercial and industrial	$40,643	$54,914	$6,074	$101,631
Commercial real estate	13,888	76,518	26,113	116,519
Residential real estate	827	8,802	85,387	95,016
Real estate construction	646	872	—	1,518
Consumer	532	5,760	2,729	9,021

Total uncovered loans	$56,536	$146,866	$120,303	$323,705

Sensitivity of loans to changes in interest rates:
Predetermined (fixed) interest rates		136,588	38,786
Floating interest rates		10,278	81,517

Total		$146,866	$120,303

Covered loans:
Commercial and industrial	$98,222	$60,409	$8,729	$167,360
Commercial real estate	219,657	256,663	31,634	507,954
Residential real estate	14,339	48,611	112,769	175,719
Real estate construction	30,433	6,674	4,559	41,666
Consumer	121	2,315	17,080	19,516

Total covered loans	$362,772	$374,672	$174,771	$912,215

Sensitivity of loans to changes in interest rates:
Predetermined (fixed) interest rates		310,323	92,735
Floating interest rates		64,349	82,036

Total		$374,672	$174,771

ALLOWANCE FOR LOAN LOSSES

Analysis of the Allowance for Loan Losses—Uncovered

	For the three months ended March 31,		For the years ended December 31,
(Dollars in thousands)	2012	2011	2011	2010
Balance at beginning of period	$7,887	$4,420	$4,420	$913
Loan charged-offs:
Commercial real estate	(37)	—	—	(805)
Residential real estate	(147)	—	(35)	(225)
Consumer	(25)	(112)	(168)	—

Total loan charged-offs	(209)	(112)	(203)	(1,030)
Recoveries of loans previously charged-off:
Commercial and industrial	—	—	—	1
Commercial real estate	—	—	35	—
Residential real estate	—	—	1	6
Consumer	11	18	63	46

Total loan recoveries	11	18	99	53

Net charge-offs	(198)	(94)	(104)	(977)
Provision for loan and lease losses	1,274	1,242	3,571	4,484

Balance at end of period	$8,963	$5,568	$7,887	$4,420

Allowance for loan losses as a percentage of total uncovered loans at year end	2.53%	2.78%	2.44%	3.16%

Analysis of the Allowance for Loan Losses—Covered

	For the three months ended March 31,		For the years ended December 31,
(Dollars in thousands)	2012	2011	2011	2010
Balance at beginning of period	$55,352	$12,798	$12,798	$—
Loan charged-offs:
Commercial and industrial	(2,118)	(5)	(4,352)	(370)
Commercial real estate	(4,449)	(326)	(10,205)	(123)
Residential real estate	(918)	(1,396)	(8,183)	(3,999)
Real estate construction	(1,320)	—	(4,176)	(2,477)
Consumer	(114)	(579)	(1,687)	(640)

Total loan charged-offs	(8,919)	(2,306)	(28,603)	(7,609)
Recoveries of loans previously charged-off:
Commercial and industrial	467	18	594	904
Commercial real estate	373	87	1,230	441
Residential real estate	308	354	1,877	502
Real estate construction	99	640	1,886	485
Consumer	108	302	822	226

Total loan recoveries	1,355	1,401	6,409	2,558

Net charge-offs	(7,564)	(905)	(22,194)	(5,051)
Provision for loan and lease losses	15,223	356	64,748	17,849

Balance at end of period	$63,011	$12,249	$55,352	$12,798

Allowance for loan losses as a percentage of total covered loans at year end	7.28%	1.38%	6.07%	1.71%

        Purchased Loans:    We maintain an allowance for loan losses on purchased loans based on credit deterioration subsequent to the acquisition date. For purchased credit impaired loans, accounted for under FASB Topic ASC 310-30 "Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality" (ASC 310-30), management establishes an allowance for credit deterioration subsequent to the date of acquisition by periodically re-estimating expected cash flows with any decline in expected cash flows recorded as provision for loan losses. Impairment is measured as the excess of the recorded investment in a loan over the present value of expected future cash flows discounted at the pre-impairment accounting yield of the loan. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change. For purchased loans accounted for under FASB Topic ASC 310-20 "Receivables—Nonrefundable Fees and Other Costs"(ASC 310-20) or FASB ASC Topic 310-40, "Receivables—Troubled Debt Restructuring by Creditors" (ASC 310-40), the allowance is calculated in accordance with the methods used to calculate the allowance for loan losses for originated loans.

        We account for a majority of our acquired loans on a loan by loan basis under ASC 310-30 at acquisition. If these loans are subsequently modified and classified as troubled debt restructurings they are reported as impaired and accounted for under ASC 310-40.

        Originated loans:    The allowance for loan losses represents management's assessment of probable, incurred credit losses inherent in the loan portfolio. The allowance for loan losses consists of specific allowances, based on individual evaluation of certain loans, and allowances for homogeneous pools of loans with similar risk characteristics.

        Impaired loans include loans placed on nonaccrual status and troubled debt restructurings. Loans are considered impaired when based on current information and events it is probable that we will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreements. Impaired loans are identified to be individually evaluated for impairment based on a combination of internally assigned risk ratings and a defined dollar threshold. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the discounted expected future cash flows or at the fair value of collateral if repayment is collateral dependent. Impaired loans which do not meet the criteria to be evaluated individually are evaluated in homogeneous pools of loans with similar risk characteristics.

        The allowance for commercial and industrial, commercial real estate and real estate construction loans that are not individually evaluated for impairment begins with a process of estimating the probable incurred losses in the portfolio. These estimates are established based on our internal credit risk ratings and historical loss data. As our operating history is limited and the Bank is growing rapidly, the historical loss estimates for loans are based on actual historical loss experienced by all banks in Michigan and Wisconsin from the period beginning at the start of the recent recession in the first quarter of 2008. These estimates are established by loan type including commercial, agricultural and commercial real estate, and further segregated by region, including Michigan and Wisconsin, where applicable. The estimate of losses is then adjusted for management's estimate of trends in delinquent and nonaccrual loans. Given our limited operating history, the estimate of losses for single family residential and consumer loans is also based primarily on historical loss rates experienced in the respective loan classes by all banks in Michigan and Wisconsin [from the period beginning at the start of the recent recession in the first quarter of 2008]. This estimate is also adjusted for management's estimate of trends in delinquent and nonaccrual loans.

        The uncovered allowance for loan losses was $9.0 million, or 2.53 percent of total uncovered loans, at March 31, 2012, compared to $7.9 million, or 2.44 percent of total uncovered loans, at December 31, 2011. The $1.1 million increase from December 31, 2011 to March 31, 2012 was primarily driven by $31.2 million in uncovered loan growth.

        The covered allowance for loan losses was $63.0 million, or 7.28 percent of total covered loans, at March 31, 2012, compared to $55.4 million, or 6.07 percent of total covered loans, at December 31, 2011. The $7.6 million increase from December 31, 2011 to March 31, 2012 was primarily driven by the results of the cash flow re-estimation of the First Banking Center acquired loan portfolio and the recognition of $6.0 million of allowance for loan losses associated with TDRs on loans previously accounted for under the provisions of ASC 310-30 discussed in the provision for loan losses section of this financial review, partially offset by charge-offs taken during the period, substantially all of which were provided for in the allowance for loan losses at year end 2011. We recorded an additional allowance of $7.1 million for loans where the cash flow expectation decreased due to change in timing or credit deterioration. The First Banking Center cash flow re-estimation also resulted in a $14.5 million improvement in gross cash flows which will be recognized prospectively as an increase in the accretable yield. The uncovered allowance for loan losses was $5.6 million, or 2.78 percent of total uncovered loans, at March 31, 2011, compared to $4.4 million, or 3.16 percent of total uncovered loans, at December 31, 2010. The $1.2 million increase from December 31, 2010 to March 31, 2011 was driven by uncovered loan growth.

        The covered allowance for loan losses was $12.2 million, or 1.38 percent of total covered loans, at March 31, 2011, compared to $12.8 million, or 1.71 percent of total covered loans, at December 31, 2010. The uncovered allowance for loan losses was $7.9 million at December 31, 2011, or 2.44 percent of total uncovered loans, compared to $4.4 million, or 3.16 percent of total uncovered loans, at December 31, 2010, an increase of $3.5 million. This increase was driven by growth in the uncovered loan portfolio. While the allowance increased in total, there are signs of an improvement in overall economic conditions and, therefore, historical loss factors were adjusted to reflect this improvement resulting in the 72 basis point decline in the uncovered allowance for loan losses as a percent of total uncovered loans.

        The covered allowance for loan losses was $55.4 million at December 31, 2011, or 6.07 percent of total covered loans, compared to $12.8 million, or 1.71 percent of total covered loans, at December 31, 2010. The $42.6 million increase was primarily driven by the results of the cash flow re-estimations completed in each of the FDIC-assisted acquisitions during the year ended December 31, 2011.

Allocation of the Allowance for Loan Losses—Uncovered

	March 31,
	2012			2011
(Dollars in thousands)	Allocated Allowance	Allowance Ratio(1)	Percent of loans in each category to total loans	Allocated Allowance	Allowance Ratio(1)	Percent of loans in each category to total loans
Balance at end of period applicable to:
Commercial and industrial	$3,508	3.10%	31.9%	$1,504	2.32%	32.3%
Commercial real estate	3,103	2.39	36.6	2,596	3.15	41.1
Residential real estate	1,915	1.88	28.7	765	1.78	21.5
Real estate construction	177	8.65	0.6	72	9.27	0.4
Consumer	260	3.31	2.2	73	0.78	4.7
Margin for imprecision	—	—	—	558	—	—

Total uncovered loans	$8,963	2.53%	100.0%	$5,568	2.78%	100.0%

(1)
Allocated allowance as a percentage of related loans outstanding.

	December 31,
	2011			2010
(Dollars in thousands)	Allocated Allowance	Allowance Ratio(1)	Percent of loans in each category to total loans	Allocated Allowance	Allowance Ratio(1)	Percent of loans in each category to total loans
Balance at end of period applicable to:
Commercial and industrial	$3,307	3.25%	31.4%	$1,062	2.21%	34.4%
Commercial real estate	2,681	2.30	35.9	2,038	4.49	32.5
Residential real estate	1,504	1.58	29.4	804	2.15	26.8
Real estate construction	132	8.70	0.5	—	—	0.6
Consumer	263	2.92	2.8	74	0.92	5.7
Margin for imprecision	—	—	—	442	—	—

Total uncovered loans	$7,887	2.44%	100.0%	$4,420	3.16%	100.0%

(1)
Allocated allowance as a percentage of related loans outstanding.

Allocation of the Allowance for Loan Losses—Covered

	March 31,
	2012			2011
(Dollars in thousands)	Allocated Allowance	Allowance Ratio(1)	Percent of loans in each category to total loans	Allocated Allowance	Allowance Ratio(1)	Percent of loans in each category to total loans
Balance at end of period applicable to:
Commercial and industrial	$16,061	9.88%	18.8%	$2,172	2.43%	10.1%
Commercial real estate	32,948	6.93	54.9	4,353	0.92	53.5
Residential real estate	7,331	4.32	19.6	3,046	1.24	27.7
Real estate construction	6,385	16.17	4.6	2,392	4.53	5.9
Consumer	286	1.57	2.1	286	1.16	2.8

Total covered loans	$63,011	7.28%	100.0%	$12,249	1.38%	100.0%

(1)
Allocated allowance as a percentage of related loans outstanding.

	December 31,
	2011			2010
(Dollars in thousands)	Allocated Allowance	Allowance Ratio(1)	Percent of loans in each category to total loans	Allocated Allowance	Allowance Ratio(1)	Percent of loans in each category to total loans
Balance at end of period applicable to:
Commercial and industrial	$13,827	8.26%	18.3%	$2,356	2.45%	12.8%
Commercial real estate	28,331	5.58	55.7	4,198	1.13	49.3
Residential real estate	7,125	4.05	19.3	3,456	1.68	27.4
Real estate construction	5,750	13.80	4.6	2,494	4.83	6.9
Consumer	319	1.63	2.1	294	1.10	3.6

Total covered loans	$55,352	6.07%	100.0%	$12,798	1.71%	100.0%

(1)
Allocated allowance as a percentage of related loans outstanding.

SUMMARY OF IMPAIRED ASSETS AND PAST DUE LOANS

	March 31,		December 31,
(Dollars in thousands)	2012	2011	2011	2010
Uncovered
Nonaccrual loans
Commercial and industrial	$1,404	$22	$795	$619
Commercial real estate	26	261	—	262
Residential real estate	1,152	—	1,320	—
Consumer	—	—	—	1

Total nonaccrual loans	2,582	283	2,115	882
Other real estate	—	—	—	—

Total nonperforming assets	2,582	283	2,115	882
Performing troubled debt restructurings
Commercial real estate	4	—	55	—

Total performing troubled debt restructurings	4	—	55	—

Total uncovered impaired assets	$2,586	$283	$2,170	$882

Loans 90 days or more past due and still accruing, excluding loans accounted for under ASC 310-30	$372	$—	$—	$46
Covered
Nonaccrual loans
Commercial and industrial	$3,827	$46	$2,094	$319
Commercial real estate	3,465	255	782	—
Residential real estate	526	110	126	54
Real estate construction	786	1	4	1
Consumer	—	1	—	4

Total nonaccrual loans	8,604	413	3,006	378
Other real estate	26,047	21,589	20,303	18,695

Total nonperforming assets	34,651	22,002	23,309	19,073

Performing troubled debt restructurings
Commercial and industrial	4,135	—	4,137	—
Commercial real estate	22,870	—	11,081	—
Residential real estate	3,026	—	2,689	—
Real estate construction	1,020	—	382	—

Total performing troubled debt restructurings	31,051	—	18,289	—

Total covered impaired assets	$65,702	$22,002	$41,598	$19,073

Loans 90 days or more past due and still accruing, excluding loans accounted for under ASC 310-30	$5,463	$11,682	$4,997	$—

        Nonperforming assets consist of nonaccrual loans and other real estate owned. The level of nonaccrual loans is an important element in assessing asset quality. Loans are classified as nonaccrual when, in the opinion of management, collection of principal or interest is doubtful. Generally, loans are placed in nonaccrual status due to the continued failure to adhere to contractual payment terms by the borrower coupled with other pertinent factors, such as insufficient collateral value.

        Loans accounted for under ASC 310-30 are classified as performing, even though they may be contractually past due, as any nonpayment of contractual principal or interest is considered in the periodic re-estimation of expected cash flows and is included in the resulting recognition of current period covered loan loss provision or future period yield adjustments.

        Total nonperforming assets were $37.2 million as of March 31, 2012, compared to $25.4 million at December 31, 2011. The $11.8 million increase represented increases in covered other real estate ($5.7 million), covered nonaccrual loans ($5.6 million) and uncovered nonaccrual loans ($467 thousand). The increase in covered other real estate primarily related to the transfer of loans to other real estate through the foreclosure process. The covered nonaccrual loans increase included an additional $5.1 million of covered nonaccrual loans resulting from the modification of loans qualifying as TDRs that were previously accounted for under ASC 310-30.

        Total nonperforming assets were $25.4 million at December 31, 2011, an increase of $5.4 million, compared to $20.0 million at December 31, 2010. The increase was largely impacted by the FDIC-assisted acquisitions of $16.9 million in covered other real estate and the transfer of an additional $6.9 million of loan balances to other real estate during the foreclosure process during the year ended December 31, 2011, partially offset by the disposal of $18.8 million [of other real estate] during the same period.

FDIC INDEMNIFICATION ASSET

        In conjunction with our FDIC-assisted acquisitions, we entered into loss-sharing agreements with the FDIC. At each acquisition date, we elected to account for amounts receivable under the loss-sharing agreements as an indemnification asset in accordance with FASB Topic ASC 805 "Business Combinations" (ASC 805). Subsequent to initial recognition, the FDIC indemnification asset is reviewed quarterly and adjusted for any changes in expected cash flows. These adjustments are measured on the same basis as the related covered assets. A decline in expected cash flows on covered loans is referred to as impairment and recorded as provision expense, resulting in an increase to the allowance for loan losses on covered loans. Estimated reimbursements due from the FDIC under loss share agreements related to any declines in expected cash flows are recorded as noninterest income in "FDIC loss sharing income" on the consolidated statements of income and result in an increase to the FDIC indemnification asset in the same period. Improvement in expected cash flows on loans, once any previously recorded impairment is recaptured, is recognized prospectively as an adjustment to the yield on the loan and a related adjustment to the yield on the FDIC indemnification asset. The preponderance of improvements in expected cash flows on covered loans can result in a negative yield on the FDIC indemnification asset. Increases and decreases to the FDIC indemnification asset are recorded as adjustments to noninterest income in "FDIC loss sharing income" on the consolidated statements of income. We believe our approach to accounting for the FDIC indemnification asset is consistent with current GAAP and current industry practice.

        The following table summarizes the changes in our FDIC indemnification asset for the periods indicated:

	For the three months ended March 31,		For the years ended December 31,
(dollars in thousands)	2012	2011	2011	2010
Balance at beginning of period	$358,839	$270,332	$270,332	$—
Additions due to acquisitions	—	82,284	182,264	306,633
Reductions due to FDIC claims submitted	(3,865)	(2,873)	(106,914)	(44,614)
Accretion	(1,604)	658	3,148	7,477
Effect of change in expected cash flows	(1,281)	(10,190)	10,009	836

Balance at end of period	$352,089	$340,211	$358,839	$270,332

SECURITIES AVAILABLE-FOR-SALE

	March 31,		December 31,
(Dollars in thousands)	2012	2011	2011	2010
Available-for-sale securities:
U.S. Treasury securities	$—	$1,003	$—	$500
U.S. government sponsored agency obligations	83,173	48,121	33,865	36,988
Obligations of state and political subdivisions:
Taxable	1,078	10,241	1,063	7,259
Tax exempt	114,446	78,300	87,549	70,074
Small Business Administration (SBA) Pools	5,964	7,536	6,656	7,902
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	57,004	160,548	46,345	137,469
Privately issued	34,259	35,866	36,982	21,721
Other asset-backed securities	10,086	14,157	10,938	16,181
Corporate debt securities	60,569	—	—	—
Equity securities	551	18	540	—

Total available-for-sale securities	$367,130	$355,790	$223,938	$298,094

        The composition of our investment securities portfolio reflects our investment strategy of maintaining an appropriate level of liquidity for both normal operations and potential acquisitions while providing an additional source of revenue. The investment portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet, while providing a vehicle for the investment of available funds, furnishing liquidity, and supplying securities to pledge as collateral. At March 31, 2012 and December 31, 2011, total securities available-for-sale were $367.1 million and $223.9 million, or 17% and 11% of total assets, respectively. The increase of $143.2 million from December 31, 2011 to March 31, 2012 was primarily due to increases in corporate debt securities ($60.6 million), U.S. government sponsored agency obligations ($49.3 million), tax exempt obligations of state and political subdivisions ($26.9 million) and U.S. agency mortgage-backed securities ($10.7 million). The increase in securities available-for-sale in both dollars and as a percent of total assets reflected a shift in management's strategy to more effectively deploy excess liquidity and capital and was supported by our experience that acquisitions typically benefit, rather than stress, liquidity. The investment in corporate debt securities in the first quarter 2012 reflects management's decision to add highly rated, short-term securities that have minimal extension risk in a rising rate environment. Securities with amortized cost of $63.3 million and $59.8 million were pledged at March 31, 2012 and December 31, 2011, respectively, to secure other liabilities.

        The following tables show contractual maturities and yield for the securities available-for-sale portfolio at March 31, 2012 and December 31, 2011.

	Maturity as of March 31, 2012
	One Year or Less		One to Five Years		Five to Ten Years		After Ten Years
(Dollars in thousands)	Amortized Cost	Average Yield(2)	Amortized Cost	Average Yield(2)	Amortized Cost	Average Yield(2)	Amortized Cost	Average Yield(2)
Securities available-for-sale(1):
U.S. government sponsored agency obligations(3)	$501	1.54%	$—	—%	$58,193	2.07%	$24,978	1.71%
Obligations of state and political subdivisions:
Taxable(3)	—	—	—	—	—	—	945	6.15
Tax exempt(3)(4)	120	6.95	12,329	3.33	62,338	4.28	35,851	4.76
SBA Pools(5)	—	—	2,760	1.10	2,994	3.72	—	—
Residential mortgage-backed securities(3)(5):
Issued and/or guaranteed by U.S. government agencies or sponsored enterprises	2,112	2.53	53,043	1.93	1,460	3.15	—	—
Privately issued	8,805	3.49	25,390	2.97	—	—	—	—
Corporate debt securities(6)	—	—	38,826	3.28	21,203	2.65	—	—
Other asset backed securities(3)	10,057	0.53	—	—	—	—	—	—

Total available-for-sale securities	$21,595	1.99%	$132,348	2.64%	$146,188	3.14%	$61,774	3.54%

(1)
This table excludes stock holdings of FarmerMac, the Federal Home Loan Bank, as well as a mutual fund holding in the CRA Fund.

(2)
Yields are based on amortized cost.

(3)
Average yields assume a yield to worst call approach where embedded call options exist, such as in certain callable U.S. government sponsored agency obligations, obligations of state and political subdivisions, non-agency CMO's and asset-backed securities. $39.7 million of U.S. government sponsored agency obligations maturing beyond 5 years contain either step-up coupon structures or are fixed coupon structures with amortized costs above or below par which, if were not to be called prior to stated maturities, would positively impact average yields for balances maturing in the five to ten years bucket and after ten years bucket by 48 basis point and 242 basis points, respectively, or resulting in average yields of 2.55% and 4.13%, respectively.

(4)
Average yields on tax-exempt obligations have been computed on a tax equivalent basis, based on a 35% federal tax rate.

(5)
Maturity distributions for Small Business Administration pools, collateralized mortgage obligations and mortgage-backed securities are based on estimated average lives.

(6)
Average yields on corporate debt securities include yields on $38.5 million of floating rate holding indexed to 1-month and 3-month LIBOR in which the current March 31, 2012 indexed coupon rates are assumed to remain constant until maturity.

	Maturity as of December 31, 2011
	One Year or Less		One to Five Years		Five to Ten Years		After Ten Years
(Dollars in thousands)	Amortized Cost	Average Yield(2)	Amortized Cost	Average Yield(2)	Amortized Cost	Average Yield(2)	Amortized Cost	Average Yield(2)
Securities available-for-sale(1):
U.S. government sponsored agency obligations(3)	$501	1.54%	$—	—	$23,307	2.29%	$10,000	1.00%
Obligations of state and political subdivisions:
Taxable(3)	—	—	—	—	—	—	945	6.15
Tax exempt(3)(4)	120	6.87	11,872	3.51	46,726	4.86	24,238	5.54
SBA Pools(5)	—	—	3,285	1.24	3,137	3.70	—	—
Residential mortgage-backed securities(3)(5):
Issued and/or guaranteed by U.S. government agencies or sponsored enterprises	3,109	1.25	41,302	1.95	1,625	3.21	—	—
Privately issued	15,174	3.15	22,308	2.43	—	—	—	—
Other asset backed securities(3)	10,942	0.52	—	—	—	—	—	—

Total available-for-sale securities	$29,846	1.98%	$78,767	2.29%	$74,795	3.98%	$35,183	4.27%

(1)
This table excludes stock holdings of FarmerMac, the Federal Home Loan Bank, as well as a mutual fund holding in the CRA Fund.

(2)
Yields are based on amortized cost.

(3)
Average yields assume a yield to worst call approach where embedded call options exist, such as in certain callable U.S. government sponsored agency obligations, obligations of state and political subdivisions, non-agency CMO's and asset-backed securities. $19.8 million of U.S. government sponsored agency obligations maturing beyond 5 years contain either step-up coupon structures or are fixed coupon structures with amortized costs above or below par which, if were not to be called prior to stated maturities, would positively impact average yields for balances maturing in the five to ten years bucket and after ten years bucket by 83 basis point and 370 basis points, respectively, or resulting in average yields of 3.12% and 4.70%, respectively.

(4)
Average yields on tax-exempt obligations have been computed on a tax equivalent basis, based on a 35% federal tax rate.

(5)
Maturity distributions for Small Business Administration pools, collateralized mortgage obligations and mortgage-backed securities are based on estimated average lives.

DEPOSITS

	As of March 31,		As of December 31,
(Dollars in thousands)	2012	2011	2011	2010
Noninterest-bearing deposits	$363,087	$303,071	$357,709	$133,924
Interest bearing demand deposits	301,835	289,989	293,573	107,325
Money market deposits	306,222	343,169	303,910	262,612
Savings deposits	230,648	159,915	224,922	395,514
Time deposits less than $100,000	215,429	281,502	226,572	242,665
Time deposits greater than $100,000	190,968	204,510	196,857	167,665
CDARS	7,330	2,183	8,001	4,055
Individual retirement account deposits	82,264	85,539	84,055	74,664

Total deposits	$1,697,783	$1,669,878	$1,695,599	$1,388,424

        Total deposits were $1.70 billion at March 31, 2012 and December 31, 2011, representing 94% of total liabilities at both dates. While total deposits was relatively unchanged, changes in the deposit mix included increases in interest bearing demand deposits ($8.3 million), savings deposits ($5.7 million), noninterest-bearing demand deposits ($5.4 million) and money market accounts ($2.3 million), partially offset by a decrease in total time deposits ($19.5 million). Total time deposits include time deposits, CDARS and individual retirement account deposits. These changes were primarily due to management's focus on maintaining core, transaction account deposits to ensure strong earnings potential in higher interest rate environments. Our interest bearing deposit costs were 40 basis points and 42 basis points for the quarters ended March 31, 2012 and December 31, 2011, respectively.

        Total deposits at December 31, 2011 were $1.70 billion, an increase of $307 million, compared to $1.4 billion at December 31, 2010. This increase was primarily the result of the assumed deposit liabilities in the 2011 FDIC-assisted acquisitions, partially offset by the run-off of a portion of the assumed deposit liabilities. The majority of the run-off that occurs after an acquisition is typically the result of resetting interest rates to market. Our interest bearing deposit costs were 46 basis points and 74 basis points for the years ended December 31, 2011 and 2010, respectively.

        The following table shows the contractual maturity of time deposits, including CDARs and IRA deposits, of $100,000 and over that were outstanding at March 31, 2012 and December 31 2011.

(Dollars in thousands)	March 31, 2012	December 31, 2011
Maturing in
3 months or less	$69,894	$69,932
3 months to 6 months	37,318	39,545
6 months to 1 year	47,179	48,698
Over 1 year	63,144	67,182

Total	$217,535	$225,357

BORROWINGS

        In the second quarter of 2011, as part of the Community Central Bank acquisition, the Company assumed $53.6 million of FHLB advances from the FDIC and recorded $4.1 million in premiums representing the purchase accounting fair value adjustments. The fair values of FHLB advances were based on pricing of new, acquisition date advances, as determined by the FHLB.

        Total FHLB advances outstanding at March 31, 2012 were $46.2 million, a decrease of $271 thousand compared to $46.5 million at December 31, 2011. The outstanding balance included $43.2 million of advances payable at both March 31, 2012 and December 31, 2011 and $3.0 million and $3.3 million of purchase accounting premiums at March 31, 2012 and December 31, 2011, respectively. Our total available borrowing capacity from the FHLB was $156.8 million at both March 31, 2012 and December 31, 2011. Under an agreement with the FHLB approved by Board resolution, we are capped at a total of $200 million in borrowings from the FHLB. The total FHLB borrowing capacity was collateralized by $233.6 million and $214.2 million of mortgage loans and mortgage-backed securities under a specific lien arrangement at March 31, 2012 and December 31, 2011, respectively. See the "Contractual Obligations" section of this financial review for maturity information.

CAPITAL RESOURCES

        The following table summarizes the changes in our shareholders' equity for the periods indicated:

	For the three months ended March 31,		For the years ended December 31,
(dollars in thousands)	2012	2011	2011	2010
Balance at beginning of period	$321,326	$250,935	$250,935	$19,493
Net income	5,279	12,656	33,449	44,676
Other comprehensive income (loss)	(80)	682	3,530	(390)
Stock based compensation expense	772	606	2,807	1,273
Issuance of common shares	20,948	—	30,605	185,883

Balance at end of period	$348,245	$264,879	$321,326	$250,935

        During the first quarter of 2012, we closed on a private placement of our Class A Common Stock, consisting of an initial drawdown of $21 million and commitments from institutional investors for up to an additional approximately $153 million that would be available to provide necessary capital for strategic acquisitions. Under the commitments, with board approval, we may require the investors to purchase shares of our Class A Common Stock for $8.00 per share in one or more drawdowns until the earlier of (i) February 21, 2013 or (ii) an underwritten public offering of shares of our Class A Common Stock with aggregate proceeds of at least $25.0 million to us.

        We issued 1.3 million Class A Common Stock shares as a result of the exercise of warrants in the third quarter of 2011and 4.2 million Class A Common Stock shares as a result of the acquisition of Lake Shore Wisconsin Corporation completed in the fourth quarter of 2011. The exercise of warrants in the third quarter and the acquisition of Lake Shore Wisconsin included $4.6 million and $26.0 million of additional capital, respectively.

        We issued 33.3 million shares of our Class A Common Stock in the year ended 2010, which included $185.6 million of additional capital from new investors in a private placement that closed on April 30, 2010.

        We strive to maintain an adequate capital base to support our activities in a safe manner while at the same time maximizing shareholder returns. We assess capital adequacy against the risk inherent in our balance sheet, recognizing that unexpected loss is the common denominator of risk and that common equity has the greatest capacity to absorb unexpected loss. At March 31, 2012, we exceeded the capital ratios required for an institution to be considered "well capitalized" by the standards developed under the Federal Deposit Insurance Corporation Improvement Act of 1991. Additionally, as required under the FDIC's Policy Statement on Qualifications for Failed Bank Acquisitions, the Bank maintains a Tier 1 leverage ratio of 10% or greater.

        Our capital ratios exceeded the well capitalized regulatory requirements as follows:

	Well Capitalized Regulatory Requirement	March 31, 2012	December 31, 2011	March 31, 2011
Total risk-based capital
Consolidated	N/A	36.0%	39.0%	37.9%
Bank	10.0%	30.2%	34.6%	36.8%
Tier 1 risk-based capital
Consolidated	N/A	34.7%	37.7%	36.6%
Bank	6.0%	28.9%	33.3%	35.6%
Tier 1 leverage ratio
Consolidated	N/A	15.8%	14.6%	13.9%
Bank	5.0%	13.1%	12.9%	13.9%

OFF-BALANCE SHEET ARRANGEMENTS

        In the normal course of business, we offer a variety of financial instruments with off-balance sheet risk to meet the financing needs of our customers. These financial instruments include outstanding commitments to extend credit and standby letters of credit.

        Our exposure to credit loss, in the event of nonperformance by the counterparty to the financial instrument, is represented by the contractual amounts of those instruments. The same credit policies are used in making commitments and conditional obligations as are used for on-balance sheet instruments.

        Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments to extend credit are primarily variable rate commitments. We evaluate each customer's creditworthiness on an individual basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management's credit evaluation of the counterparty. The collateral held varies, but may include securities, real estate, inventory, plant, or equipment. Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are included in commitments to extend credit. These lines of credit are generally uncollateralized, usually do not contain a specified maturity date and may be drawn upon only to the total extent to which we are committed.

        Letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Our portfolio of standby letters of credit consists primarily of performance assurances made on behalf of customers who have a contractual commitment to produce or deliver goods or services. These contracts expire in decreasing amounts through the year 2014 and are primarily variable rate commitments. The risk to us arises from our obligation to make payment in the event of the customers' contractual default to produce the contracted good or service to a third party. Management conducts regular reviews of these instruments on an individual customer basis and does not anticipate any material losses as a result of these letters of credit.

        A summary of the contractual amounts of our exposure to off-balance sheet risk is as follows.

(Dollars in thousands)	March 31, 2012	December 31, 2011
Commitments to extend credit	$234,332	$208,106
Standby letters of credit	13,776	12,310

Total commitments	$248,108	$220,416

        It is our practice to enter into forward commitments for the future delivery of mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of change in interest rates resulting from its commitments to fund the loans. These commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives.

        The following table reflects the amount and fair value of mortgage banking derivatives.

	March 31, 2012		December 31, 2011
(Dollars in thousands)	Notional Amount	Fair Value	Notional Amount	Fair Value
Forward contracts related to mortgage loans to be delivered for sale	$49,155	$72	$32,469	$(199)
Interest rate lock commitments	44,353	786	21,765	434

Total included in other assets	$93,508	$858	$54,234	$235

        Note 10 to the 2011 consolidated financial statements includes additional information about these derivative contracts.

CONTRACTUAL OBLIGATIONS

        In the normal course of business, we have various outstanding contractual obligations that will require future cash outflows. The following table represents the largest contractual obligations as of March 31, 2012.

(Dollars in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Future minimum lease payments	$16,815	$1,891	$4,233	$3,802	$6,889
FHLB borrowings	43,200	7,000	—	36,200	—

Total	$60,015	$8,891	$4,233	$40,002	$6,889

LIQUIDITY

        Liquidity management is the process by which we manage the flow of funds necessary to meet our financial commitments on a timely basis and at a reasonable cost and to take advantage of earnings enhancement opportunities. These financial commitments include withdrawals by depositors, credit commitments to borrowers, expenses of our operations, and capital expenditures. Liquidity is monitored and closely managed by our Asset and Liability Committee (ALCO), a group of senior officers from the finance, risk management, treasury, and lending areas. It is ALCO's responsibility to ensure we have the necessary level of funds available for normal operations as well as maintain a contingency funding policy to ensure that potential liquidity stress events are planned for, quickly identified, and management has plans in place to respond. ALCO has created policies which establish limits and require measurements to monitor liquidity trends, including modeling and management reporting that identifies the amounts and costs of all available funding sources. In addition, we have implemented modeling software that projects cash flows from the balance sheet under a broad range of potential scenarios, including severe changes in the interest rate environment.

        At March 31, 2012, we had liquidity on hand of $448.2 million, compared to $359.3 million at December 31, 2011. Liquid assets include cash and due from bank, federal funds sold, interest-bearing deposits with banks and unencumbered securities available-for-sale.

        We are a member of the FHLB of Indianapolis, Indiana, which provides short- and long-term funding to its members through advances collateralized by real estate-related assets and other select collateral, most typically in the form of U.S. government issued debt securities. The actual borrowing capacity is contingent on the amount of collateral available to be pledged to the FHLB. As of March 31, 2012, we had $46.2 million of outstanding borrowings from the FHLB with remaining maturities ranging from July 2012 to October 2016. We also maintain relationships with correspondent banks which could provide funds on short notice, if needed. In addition, because we are "well capitalized", we can accept wholesale deposits for approximately $540 million based on current policy limits. Management believes that we had adequate resources to fund all of our commitments as of March 31, 2012.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates. Interest-rate risk is the risk to earnings and equity value arising from changes in market interest rates and arises in the normal course of business to the extent that there is a divergence between the amount of our interest-earning assets and the amount of interest-bearing liabilities that are prepaid/withdrawn, re-price, or mature in specified periods. We seek to achieve consistent growth in net interest income and equity while managing volatility arising from shifts in market interest rates. ALCO oversees market risk management, monitoring risk measures, limits, and policy guidelines for managing the amount of interest-rate risk and its effect on net interest income and capital. Our Board of Directors approves policy limits with respect to interest rate risk.

Interest Rate Risk

        Interest rate risk management is an active process that encompasses monitoring loan and deposit flows complemented by investment and funding activities. Effective interest rate risk management begins with understanding the dynamic characteristics of assets and liabilities and determining the appropriate interest rate risk position given business activities, management objectives, market expectations and ALCO policy limits and guidelines.

        Interest rate risk can come in a variety of forms, including repricing risk, basis risk, yield curve risk and option risk. Repricing risk is the risk of adverse consequences from a change in interest rates that arises because of differences in the timing of when those interest rate changes impact our assets and liabilities. Basis risk is the risk of adverse consequence resulting from unequal change in the spread between two or more rates for different instruments with the same maturity. Yield curve risk is the risk of adverse consequence resulting from unequal changes in the spread between two or more rates for different maturities for the same or different instruments. Option risk in financial instruments arises from embedded options such options provided to borrowers to make unscheduled loan prepayments, options provided debt issuers to exercise call options prior to maturity, and depositor options to make withdrawals and early redemptions.

        We regularly review our exposure to changes in interest rates. Among the factors we consider are changes in the mix of interest-earning assets and interest-bearing liabilities, interest rate spreads and repricing periods. ALCO reviews, on at least a quarterly basis, our interest rate risk position.

        The interest-rate risk position is measured and monitored using income simulation models and economic value of equity sensitivity analysis that capture both short-term and long-term interest-rate risk exposure. Income simulation involves forecasting net interest income under a variety of interest rate scenarios including instantaneous shocks.

        The estimated impact on our net interest income as of March 31, 2012 and December 31, 2011, assuming parallel moves in interest rates is presented in the table below.

	March 31, 2012		December 31, 2011
	Following 12 months	Following 24 months	Following 12 months	Following 24 months
+300 basis points	5.8%	11.4%	6.0%	10.6%
+200 basis points	4.2	8.1	4.2	7.3
+100 basis points	2.4	4.3	2.3	3.9
-100 basis points	(2.7)	(4.5)	(2.2)	(3.7)
-200 basis points	(4.3)	(6.8)	(3.8)	(6.1)
-300 basis points	(5.7)	(8.8)	(5.1)	(8.2)

        Modeling the sensitivity of net interest income and the economic value of equity to changes in market interest rates is highly dependent on numerous assumptions incorporated into the modeling process. The models used for these measurements take into account prepayment speeds on mortgage loans, mortgage-backed securities, and consumer installment loans, as well as embedded options and cash flows of other assets and liabilities. Balance sheet growth assumptions are also included in the simulation modeling process. The model includes the effects of derivatives such as interest rate swaps. Due to the current low interest rate environment, we assumed that market interest rates would not fall below 0% over the next 12-month period for the scenarios that used the down 100 and down 200 basis point parallel shift in market interest rates. The analysis provides a framework as to what our overall sensitivity position is as of our most recent reported position.

        Management strategies may impact future reporting periods, as our actual results may differ from simulated results due to the timing, magnitude, and frequency of interest rate changes, the difference between actual experience, and the characteristics assumed, as well as changes in market conditions. Market based prepayment speeds are factored into the analysis for loan and securities portfolios. Rate sensitivity for transactional deposit accounts is modeled based on both historical experience and external industry studies.

        We use economic value of equity sensitivity analysis to understand the impact of interest rate changes on long-term cash flows, income, and capital. Economic value of equity is based on discounting the cash flows for all balance sheet instruments under different interest rate scenarios. Deposit premiums are based on external industry studies and utilizing historical experience.

        The table below presents the change in our economic value of equity position as of March 31, 2012 and December 31, 2011, assuming parallel shifts in interest rates.

	March 31, 2012	December 31, 2011
-300 basis points	7.3%	8.7%
-200 basis points	3.6	4.6
-100 basis points	1.5	1.9
+100 basis points	(0.9)	(0.8)
+200 basis points	(3.9)	(1.6)
+300 basis points	(6.5)	(3.1)

OPERATIONAL RISK

        Operational risk is the risk of loss due to human behavior, inadequate or failed internal systems and controls, and external influences such as market conditions, fraudulent activities, disasters, and security risks. We continuously strive to strengthen our system of internal controls, operating processes and employee awareness to assess the impact on earnings and capital and to improve the oversight of our operational risk.

COMPLIANCE RISK

        Compliance risk represents the risk of regulatory sanctions, reputational impact or financial loss resulting from our failure to comply with rules and regulations issued by the various banking agencies and standards of good banking practice. Activities which may expose us to compliance risk include, but are not limited to, those dealing with the prevention of money laundering, privacy and data protection, community reinvestment initiatives, fair lending challenges resulting from the expansion of our banking center network and employment and tax matters.

STRATEGIC AND/OR REPUTATION RISK

        Strategic and/or reputation risk represents the risk of loss due to impairment of reputation, failure to fully develop and execute business plans, failure to assess current and new opportunities in business, markets and products, and any other event not identified in the defined risk types mentioned previously. Mitigation of the various risk elements that represent strategic and/or reputation risk is achieved through initiatives to help us better understand and report on various risks, including those related to the development of new products and business initiatives.

BUSINESS

Our Company

        Talmer Bancorp, Inc. was incorporated under the laws of the State of Michigan in February 2003 and it became the bank holding company for Talmer Bank and Trust (the "Bank") in 2007. The Bank is a Michigan state-chartered bank that opened in August 2007 in Troy, Michigan.

        On April 30, 2010, we closed on a private placement of our Class A Common Stock that raised $185.9 million from new investors. On February 21, 2012, we closed on a private placement of our Class A Common Stock consisting of an initial drawdown by us of approximately $21.0 million and commitments from investors for up to approximately $153.0 million of event driven capital at $8.00 per share.

        As of the date of this prospectus and as more fully described below, we have acquired $2.42 billion in total assets and assumed $2.34 billion in deposits from the Federal Deposit Insurance Corporation (the "FDIC"), as receiver, in four different failed bank acquisition transactions. In each of our acquisitions, we entered into loss share agreements with the FDIC that cover certain of the acquired assets, including 100% of the acquired loans (except consumer loans) and other real estate.

        As a result of private placements and our FDIC-assisted acquisitions, we have transformed from a small community bank in Troy, Michigan to a much larger commercial bank now operating 47 full service branches. We are a full service community bank offering a full suite of commercial and retail banking, wealth management and trust services to small to medium-sized businesses and individuals within the Detroit, Michigan metropolitan statistical area, in smaller communities in Northeastern Michigan, and in South Central and Southeastern Wisconsin. Our product line includes loans to small and medium-sized businesses, residential and commercial construction and development loans, commercial real estate loans, farmland and agricultural production loans, residential mortgage loans, home equity loans, consumer loans and a variety of commercial and consumer demand, savings and time deposit products. We also offer online banking and bill payment services, online cash management, safe deposit box rentals, debit card and ATM card services and the availability of a network of ATMs for our customers.

        As of March 31, 2012, our total assets were approximately $2.15 billion, our net total loans were approximately $1.15 billion, our total deposits were approximately $1.70 billion and our total shareholders' equity was approximately $348.2 million. We are headquartered at 2301 West Big Beaver Rd., Suite 525, Troy, Michigan 48084.

Our Acquisitions

  April 2010 Offering and Acquisition of CF Bancorp

        In the fall of 2009, through management and board action, we determined to embark on a capital raise process that would enable us to implement a new business plan to build a bank that aggregated multiple failed bank asset and liability pools to pursue significant income potential from the FDIC loss sharing and bid dynamics. On April 30, 2010, we closed on a private placement of our Class A Common Stock that raised $185.9 million from new investors. Also on April 30, 2010, the Bank acquired certain of the assets and assumed certain of the deposits of CF Bancorp, a Michigan chartered savings bank, from the FDIC, as receiver, under the terms of a purchase and assumption agreement between the Bank and the FDIC dated April 30, 2010 (the "CF Bancorp Agreement").

        Terms of the CF Bancorp Agreement.    Under the terms of the CF Bancorp Agreement, we assumed $1.20 billion of liabilities, including $1.17 billion of retail deposits with a 0.75% deposit premium paid. The liabilities assumed also included $6.8 million of other liabilities. We acquired approximately $941.3 million of the assets of the CF Bancorp, including $825.4 million in loans, net of unearned income, and $10.3 million of other real estate before acquisition discounts of $340.4 million and $5.0 million, respectively. The assets acquired also included $105.6 million of cash and cash equivalents, securities and other assets, plus $408 million in cash received from the FDIC to balance the assets acquired and liabilities assumed.

        In connection with the acquisition, we conducted due diligence on CF Bancorp's loan portfolio to determine default frequency and loss severity factors for various asset classes and created financial models of the portfolio to determine expected losses. We then forecast volume, duration and pace of resolution of non-performing assets to determine estimated carrying costs and expenses to be reflected in the bid we submitted to the FDIC. We also estimated the cost of administering the portfolio and performed an analysis of the loan portfolio using pro forma financial information. Based on this due diligence, we submitted a negative bid to the FDIC to purchase the assets of CF Bancorp at a discount of $137.0 million. We expect the combination of the negative bid and the reimbursements under the loss share agreements (described below) to be adequate to absorb the probable losses and expenses relating to CF Bancorp's loan and other real estate portfolios, expected carrying costs for the non-performing assets and the costs to manage the portfolios. Our judgment as to the adequacy of our negative bid is based on a number of assumptions about future events that we believe to be reasonable but which may not prove to be accurate. The terms of the CF Bancorp Agreement provide for the FDIC to indemnify us against claims with respect to liabilities and assets of CF Bancorp that we did not assume and with respect to certain other claims made after the acquisition based on, among other things:

  •
  rights of shareholders of CF Bancorp or shareholders of any subsidiary or affiliate of CF Bancorp;

  •
  rights of creditors of CF Bancorp;

  •
  rights of any present or former director, officer, employee or agent of CF Bancorp or of any subsidiary or affiliate of CF Bancorp; and

  •
  any action or inaction of CF Bancorp, its directors, employees or agents, or any subsidiary or affiliate of CF Bancorp before the acquisition.

        Loss Share Arrangements.    In connection with the acquisition of CF Bancorp, we entered into two loss share agreements with the FDIC that collectively cover approximately $835.6 million of the acquired assets, including 100% of the acquired loans and other real estate. The first type of loss share agreement covers single-family residential mortgage loans (the "Single Family Loss Agreement") and the second type of loss share agreement covers construction, commercial real estate and commercial and industrial loans, other real estate owned and other commercial assets (the "Commercial Loss Agreement"). In this registration statement, we refer to all of the loans and other real estate covered under the loss share agreements as "covered assets." These loss share agreements with the FDIC afford the Bank significant protection against future losses on the acquired loans and other real estate owned.

        Under the terms of the loss share agreements for CF Bancorp, the FDIC's obligation to reimburse us for losses with respect to covered assets begins with the first dollar of loss incurred. The FDIC agreed to assume 80% of losses and share 80% of loss recoveries on the acquired loans and other real estate owned. The loss share agreements cover losses on single-family residential mortgage loans for 10 years and all other losses for five years (eight years for recoveries on non-residential loans). In addition to the $345.4 million of fair value discounts on loans and other real estate owned, the Bank recorded a $240.4 million indemnification asset from the FDIC representing the estimated fair value of the loss share agreements.

  First Banking Center Acquisition

        On November 19, 2010, we assumed the deposits and acquired certain assets and assumed certain liabilities of First Banking Center, Burlington, Wisconsin from the FDIC, as receiver, under the terms of a purchase and assumption agreement between the Bank and the FDIC dated November 19, 2010, similar to the CF Bancorp Agreement. With the acquisition of First Banking Center, we acquired 17 branch locations located in the southern portion of Wisconsin.

        Under the purchase and assumption agreement for First Banking Center, we assumed approximately $474.6 million of deposits and acquired approximately $684.3 million of the assets of First Banking Center, including $475.7 million in loans, net of unearned income, and $18.3 million of other real estate before acquisition discounts of $108.7 million and $5.5 million, respectively. The assets acquired also included $190.4 million of cash and cash equivalents, securities, and other assets. The acquisition also included a cash payment to the FDIC in the amount of $84.9 million.

        In connection with the acquisition, we conducted due diligence on First Banking Center's loan portfolio similar to the due diligence conducted in connection with the acquisition of CF Bancorp. Based on this due diligence, we submitted a negative bid of $46.3 million to the FDIC for the acquired assets of First Banking Center. We expect the combination of the negative bid and the reimbursements under the loss sharing agreements to be adequate to absorb the probable losses and expenses relating to First Banking Center's loan and other real estate portfolios, expected carrying costs for the non-performing assets and the costs to manage the portfolios. Our judgment as to the adequacy of our negative bid is based on a number of assumptions about future events that we believe to be reasonable but which may not prove to be accurate.

        Loss Share Arrangements.    In connection with the acquisition, we entered into two loss share agreements with the FDIC on approximately $490.5 million of First Banking Center's assets, including 100% of the acquired loans (except consumer loans) and other real estate, similar to the loss share agreements described above for CF Bancorp. Under the terms of the loss share agreements for First Banking Center, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on the acquired loans and other real estate owned. In addition to the $114.2 million of fair value discounts on loans and other real estate owned, we recorded a $66.2 million indemnification asset from the FDIC representing the estimated fair value of the loss share agreements.

  Peoples State Bank

        On February 11, 2011, we assumed the deposits and acquired certain assets and assumed certain liabilities of Peoples State Bank, Hamtramck, Michigan, from the FDIC, as receiver, under the terms of a purchase and assumption agreement between the Bank and the FDIC dated February 11, 2011, similar to the CF Bancorp Agreement. With the acquisition of Peoples State Bank, we acquired 10 branch locations located in southeast Michigan.

        Under the purchase and assumption agreement for Peoples State Bank, we assumed approximately $385.5 million of deposits and acquired approximately $390.4 million of the assets of Peoples State Bank, including $321.2 million in loans, net of unearned income, and $8.8 million of other real estate, before acquisition discounts of $113.0 million and $3.1 million, respectively. The assets acquired also included $60.4 million of cash and cash equivalents, securities, and other assets, plus $41.3million in cash received from the FDIC to balance the assets acquired and liabilities assumed.

        In connection with the acquisition, we conducted due diligence on Peoples State Bank's loan portfolio similar to the due diligence conducted in connection with the acquisition of CF Bancorp. Based on this due diligence, we submitted a negative bid of $45.5 million to the FDIC for the acquired assets of Peoples State Bank. We expect the combination of the negative bid and the reimbursements under the loss sharing agreements to be adequate to absorb the probable losses and expenses relating to Peoples State Bank's loan and other real estate portfolios, expected carrying costs for the non-performing assets and the costs to manage the portfolios. Our judgment as to the adequacy of our negative bid is based on a number of assumptions about future events that we believe to be reasonable but which may not prove to be accurate.

        Loss Share Arrangements.    In connection with the acquisition, we entered into two loss share agreements with the FDIC on approximately $325.2 million of Peoples State Bank's assets, including 100% of the acquired loans (except consumer loans) and other real estate, similar to the loss share agreements described above for CF Bancorp. Under the terms of the loss share agreements for Peoples State Bank, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on the acquired loans and other real estate owned. In addition to the $116.1 million of fair value discounts on loans and other real estate owned, we recorded an $82.3 million indemnification asset from the FDIC representing the estimated fair value of the loss share agreements.

  Community Central Bank

        On April 29, 2011, we assumed the deposits and acquired certain assets and assumed certain liabilities of Community Central Bank, Mount Clemens, Michigan, from the FDIC, as receiver, under the terms of a purchase and assumption agreement between the Bank and the FDIC dated April 29, 2011, similar to the CF Bancorp Agreement. With the acquisition of Community Central Bank, we acquired 4 branch locations located in southeast Michigan.

        Under the purchase and assumption agreement for Community Central Bank, we assumed approximately $302.3 million of deposits and acquired approximately $402.1 million of the assets of Community Central Bank, including $329.8 million in loans, net of unearned income, and $18.8 million of other real estate, before acquisition discounts of $133.4 million and $7.6 million, respectively. The assets acquired also included $53.5 million of cash and cash equivalents, federal funds sold, securities, and other assets, plus $26.9 million in cash received from the FDIC to balance the assets acquired and liabilities assumed.

        In connection with the acquisition, we conducted due diligence on Community Central Bank's loan portfolio similar to the due diligence conducted in connection with the acquisition of CF Bancorp. Based on this due diligence, we submitted a negative bid of $62.8 million to the FDIC for the acquired assets of Community Central Bank. We expect the combination of the negative bid and the reimbursements under the loss sharing agreements to be adequate to absorb the probable losses and expenses relating to Community Central Bank's loan and other real estate portfolios, expected carrying costs for the non-performing assets and the costs to manage the portfolios. Our judgment as to the adequacy of our negative bid is based on a number of assumptions about future events that we believe to be reasonable but which may not prove to be accurate.

        Loss Share Arrangements.    In connection with the acquisition, we entered into two loss share agreements with the FDIC on approximately $341.7 million of Community Central Bank's assets, including 100% of the acquired loans (except consumer loans) and other real estate, similar to the loss share agreements described above for CF Bancorp. Under the terms of the loss share agreements for Community Central Bank, the FDIC agreed to assume 80% of losses and share 80% of loss recoveries on the acquired loans and other real estate owned. In addition to the $141.0 million of fair value discounts on loans and other real estate owned, we recorded an $100.0 million indemnification asset from the FDIC representing the estimated fair value of the loss share agreements.

        In this registration statement, we refer to our four completed FDIC-assisted acquisitions collectively as the "acquisitions" and refer to CF Bancorp, First Banking Center, Peoples State Bank and Community Central Bank collectively as the "Acquired Banks." In addition, we refer to loans subject to loss share agreements with the FDIC as "covered loans" and loans that are not subject to loss share agreements with the FDIC as "uncovered loans." All of the loans and other real estate covered under the loss share agreements with the FDIC are referred to as "covered assets."

        As a result of our four FDIC-assisted acquisitions since April 2010, and the fair value discounts associated with each acquisition, we anticipate that a significant portion of our revenue over the next two years will be derived from the continued realization of accretable discounts on the loans that we purchased. For example, for the year ended 2011, we recognized $80.8 million of income, or 36% of our total revenue for the year, from the realization of accretable discounts on acquired loans and the FDIC indemnification asset. (See below "Lending Activities—General" for an explanation of "accretable discounts.") Additionally, we have incurred, and expect to continue to incur, significantly higher noninterest expenses than many of our peer banks. These additional expenses are primarily due to the costs associated with staffing and operating our Special Assets Group, which manages the nonperforming assets acquired from the FDIC, and our Loss Share Department, which manages compliance with our loss share agreements.

        As noted above, we have created a Special Assets Group to manage our problem assets and compliance with the loss share agreements with the FDIC. This department is staffed with bankers with experience in debt restructuring, loan collection and recovery, real estate appraisal and evaluation and regulatory compliance. The Special Assets Group works to resolve or liquidate those acquired assets that are nonperforming and monitors compliance under the loss share agreements with the FDIC.

        In the short term, we expect that the resolution of our nonperforming assets acquired under the loss share agreements that we entered into with the FDIC in connection with the acquisitions of the Acquired Banks will result in decreasing loan balances as our Special Assets Group works to reduce and resolve these nonperforming assets and, when necessary, liquidate the real estate collateral associated with these loans. We are also seeking to expand our loan portfolio through traditional community bank lending, the purchase of select loan portfolios, whole loans and loan participations from correspondent banks and specialty lending, including loans acquired and marketed by the FDIC from failed banks. We will also consider the purchase of select lines of business that complement our existing operations.

Our Market Area

        We currently operate within the greater Detroit metropolitan statistical area with our headquarters in north suburban Troy, Michigan with branches in Genesee, Wayne, Oakland, Macomb, St. Clair, Lapeer, Sanilac and Huron counties. We also operate 17 branches in Wisconsin in Green, Kenosha, Lafayette, Racine and Walworth counties.

        The following table shows key demographic information about our market areas:

(dollars in thousands, except for Household Income, which is in actual dollars)

Talmer Bank and Trust		Total Market Area
Metropolitan Statistical Area	March 31, 2012 Deposits	Total Deposits in Market Area(1)	2011 Population(2)	2011 - 2016 Projected Population Growth(2)	2011 Median Household Income(2)	2011 - 2016 Projected Growth in Household Income(2)
Michigan
Detroit-Warren-Livonia	$1,194,540	$1,260,121	4,267,731	(1.96)%	$49,792	14.05%
Flint	4,766	9,262	422,340	(2.24)	41,204	22.40
Wisconsin
Racine	160,787	161,205	195,456	0.97	53,584	20.17
Whitewater	112,122	113,671	102,421	3.26	51,481	11.94
Chicago-Joliet-Naperville	52,658	47,040	9,481,409	0.86	57,427	21.59
Monroe	30,121	35,138	36,960	3.03	48,473	11.72
MSA Totals		1,626,437	14,506,317
Weighted Average MSA				(1.12)	50,429	14.72
Branches not in any MSA totals*	142,789	140,961	92,742
Weighted Average: Branches not in any MSA				3.42	38,794	11.98

Source:    SNL Financial, except where otherwise noted.

(1)
Deposit data is for banks and thrifts only as of June 30, 2011 and does not include credit unions.

(2)
Source:    ESRI, as provided by SNL Financial. Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data.

*
Sanilac (MI), Huron (MI), and Lafayette (WI) counties

Our Business Strategy

        Our business strategy is to become a leading regional bank holding company by operating, integrating and growing our existing operations as well as to acquire other banks, including failed, underperforming and undercapitalized banks and other complementary assets. We plan to achieve this through the acquisition of banking franchises from the FDIC and through conservatively structured unassisted transactions. We seek acquisitions that offer opportunities for clear financial benefits through add-on transactions, long-term organic growth opportunities and expense reductions. We believe recent and continuing dislocations in the U.S. banking industry have created an opportunity for us to create a leading regional bank that will be able to realize greater economies of scale compared to smaller community banks while still providing more personalized, local service than large-sized banks. Our focus is on building strong banking relationships with small- and mid-sized businesses and consumers, while maintaining a low risk profile designed to generate reliable income streams and attractive risk-adjusted returns. The key components of our strategic plan are:

  •
  Disciplined acquisitions.  We seek to carefully select banking acquisition opportunities that we believe have stable core franchises and significant local market share, while structuring the transactions to limit risk. Further, we seek acquisitions in attractive markets that offer substantial benefits through reliable income streams, potential add-on transactions, long-term organic growth opportunities and expense reductions. Our future acquisitions may also include distressed assets sold by the FDIC or another seller where our operations, underwriting and servicing capabilities or management experience give us an advantage in evaluating and resolving the assets. We are currently targeting the Midwest markets primarily in Michigan, Illinois, Wisconsin, Ohio and Indiana. We believe we utilize a comprehensive, conservative due diligence process that is strongly focused on loan credit quality.

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  Focus on client-centered, relationship-driven banking strategy.  We remain focused on originating high-quality loans and low-cost customer deposits. We continue to add consumer and commercial bankers to execute on a client-centered, relationship-driven banking model. Our consumer bankers focus on knowing their clients in order to best meet their financial needs, offering a full complement of loan, deposit and on-line banking solutions. Our commercial bankers focus on small-and mid-sized businesses with an advisory approach that emphasizes understanding the client's business and offering a complete array of loan, deposit and treasury management products and services.

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  Expansion through organic growth and enhanced product offerings.  We also believe that our focus on serving consumers and small-to mid-sized businesses, coupled with our enhanced product offerings, will provide an expanded revenue base and new sources of fee income, particularly in an improving economic environment. Our executive management team has developed a hands-on operating culture focused on performance and accountability, with frequent and detailed oversight by executive management of key performance indicators. We have implemented a sales management system for our branches that is focused on growing loans and core deposits in each of our markets. We believe that this system holds loan officers and branch managers accountable for achieving loan production goals that are subject to our conservative credit standards and disciplined underwriting practices.

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  Operating platform and efficiencies.  We intend to continue to utilize our comprehensive underwriting and risk management processes and a state-of-the-art, scalable technology platform to support and integrate future growth and realize operating efficiencies throughout our enterprise.

        We believe our strategy—growth through selective acquisitions in attractive markets and growth through the retention, expansion and development of client-centered relationships—provides flexibility regardless of economic conditions. We also believe that our established platform for assessing, executing and integrating FDIC-assisted transactions creates opportunities in a prolonged economic downturn while the combination of attractive market factors, franchise scale in our targeted markets and our relationship-centered banking focus creates opportunities in an improving economic environment.

Our Competitive Strengths

  •
  Experienced and Respected Management Team with a Successful Track Record.  The executive management team has extensive experience overseeing commercial and consumer banking, mergers and acquisitions, systems integrations, technology, operations, credit and regulatory compliance. They have a proven track record of acquiring failed or failing financial institutions, and integrating them into a strong and profitable franchise. Many members of our executive management team are from our market areas and have an extensive network of contacts with banking executives, existing and potential customers, and business and civic leaders throughout the region. We believe our executive management team's reputation and track record give us an advantage in negotiating acquisitions and hiring and retaining experienced bankers.

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  Highly Skilled and Disciplined Acquirer.  We believe our discipline and selectivity in identifying target franchises, along with our successful history of working with the FDIC and directly with troubled financial institutions, provide us a substantial advantage in pursuing and consummating future acquisitions. We have executed four FDIC-assisted acquisitions in just over 24 months and integrated those investments into a common core processing platform. We believe our track record of completing and integrating transactions quickly has helped us negotiate transactions on more economically favorable terms. Additionally, we believe our strengths in structuring transactions to limit our risk, our experience in the financial reporting and regulatory process related to troubled bank acquisitions, and our ongoing risk management expertise, particularly in problem loan workouts, collectively enable us to capitalize on the potential of the franchises we acquire.

  •
  Excess Capital and Liquidity.  As a result of our private placements and the disciplined deployment of capital, we have ample capital with which to make acquisitions. As of March 31, 2012, we had approximately $112.3 million of excess capital available on a consolidated basis to continue to implement our acquisition strategy and to support growth in our existing banking franchises. Excess capital represents our consolidated tangible equity less the Bank level capital required to meet the 10% Tier 1 leverage ratio per our strategic plan accepted by the FDIC. In addition, we have commitments from institutional investors for up to an additional approximately $153 million of event driven capital. For a further discussion of the drawdown rights, see "Capital Resources" in "Management's Discussion of Financial Condition and Results of Operations." As of March 31, 2012, we had liquidity on hand of $448.2 million equal to 21% of total assets, which provides ample liquidity to support our existing banking franchises. Liquid assets include cash and due from bank, federal funds sold, interest-bearing deposits with banks and unencumbered securities available for sale.

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  Attractive risk profile.  The large majority of the loans in our loan portfolio were adjusted to their estimated fair value at acquisition in accordance with acquisition accounting requirements. Additionally, as of March 31, 2012, 71% of our loans and 100% of our OREO (each by dollar amount) were covered by loss sharing arrangements with the FDIC.

    We believe we have developed a disciplined and comprehensive credit due diligence process that takes into consideration the potential for a prolonged economic downturn and continued pressure on real estate values. In addition, we have been able to quickly implement conservative credit and operating policies in acquired franchises, allowing for the application of consistent, enterprise-wide risk management procedures, which we believe will help drive continued improvements in asset quality.

Competition

        The banking business is highly competitive, and we experience competition in our market areas from many other financial institutions. Competition among financial institutions is based on interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, savings institutions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as super-regional, national and international financial institutions that operate offices in our market areas and elsewhere.

        We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions, such as Bank of America, Comerica Bank, PNC Bank, Huntington, and Associated Bank. These institutions offer some services, such as extensive and established branch networks, that we do not provide. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

Loss Share Resolution

        As described above, we have completed four FDIC-assisted acquisitions that significantly grew our asset and liability base. As of March 31, 2012, 71% of the outstanding principal balance of our loans is covered by loss share agreements with the FDIC. Because of the loss protection provided by the FDIC, the risks associated with the loans and foreclosed real estate we acquired in the FDIC-assisted acquisitions are significantly different from the risks associated with our loans and foreclosed real estate that are not covered under the FDIC loss share agreements. As of March 31, 2012, our covered loans totaled $865 million and our uncovered loans totaled $355 million. Given the FDIC loss share protection for our covered loans, our business model since April 30, 2010 and for the immediate future relies heavily on our loss share resolution business and on the income generated from the remediation and disposal of the assets we acquired from the FDIC, rather than interest earned on loans and other assets like a traditional community bank

        Both the Commercial Loss Agreement and the Single Family Loss Agreement for each of our acquisitions contain specific terms and conditions regarding the management of the covered assets that we must follow to receive reimbursement on losses from the FDIC. In general, under the loss share agreements, we must:

  •
  manage and administer covered loans and other assets and collect and effect charge-offs and recoveries in a manner consistent with our usual and prudent business and banking practices and, with respect to single family shared-loss loans, customary servicing procedures;

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  exercise our best judgment in managing, administering and collecting amounts on covered loans and other assets and effecting charge-offs with respect to covered loans and other assets;

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  use commercially reasonable efforts to maximize recoveries with respect to losses on single family shared-loss loans and use our best efforts to maximize collections with respect to shared-loss assets under the Commercial Loss Agreement;

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  retain sufficient staff to perform the duties under the loss share agreements;

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  adopt and implement accounting, reporting, record-keeping and similar systems with respect to the Commercial Loss Agreement;

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  comply with the terms of the modification guidelines approved by the FDIC or another federal agency for any single-family shared-loss loan; and

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  file quarterly certificates with the FDIC specifying the amount of losses, charge-offs and recoveries.

        To ensure compliance with the terms and conditions of the loss share agreements, we use several departments to monitor, manage and administer the different aspects of the loss share agreements.

        We have three Special Assets Groups, each with a Regional Manager located in Port Huron, Michigan, Mount Clemens, Michigan and Lake Geneva, Wisconsin. These groups are part of our credit administration function and report to our Chief Credit Officer. The Special Assets Regional Managers are all experienced workout managers. In addition, a majority of our Special Assets officers have 20 or more years of experience in commercial lending and commercial collections. The immediate objective of our Special Assets Groups are to remediate the covered problem assets to a satisfactory level of performance or, when that cannot be achieved, liquidate the collateral securing a loan in a manner to minimize the loss to us and the FDIC.

        In addition, the Special Assets Group maintains a Loss Share Department within Special Assets whose function is to assist in the administration of acquired assets to insure that we are in compliance with the requirements of the various loss share agreements with the FDIC, to act as the liaison between the FDIC and the Special Assets and Collection Officers, to keep accurate accounting records of loss share activity to insure the integrity of our financial reporting and to insure compliance with the loss share agreements.

Lending Activities

  General

        We offer a range of lending services, including commercial and industrial loans, commercial and residential real estate loans, real estate construction loans, and consumer loans. Our customers are generally commercial businesses, agricultural, professional services and retail consumers within our market areas. At March 31, 2012, the outstanding principal balance of our loan portfolio was $1.62 billion. After subtracting the accretable discount, non-accretable discount, allowance for loan losses and unamortized loan origination fees, net, we had total loans of $1.15 billion, representing 58% of our total earning assets.

        We recorded the loans we acquired in each of our FDIC-assisted acquisitions at their estimated fair values on the date of each acquisition. We calculated the fair value of loans by discounting projected future cash flows from the loan using estimated market discount rates that reflect the credit risk inherent in the loan at the date of acquisition. We refer to the excess cash flows expected at acquisition over the estimated fair value as the "accretable discount." The accretable discount is accreted into interest income over the expected remaining life of the loan. The "non-accretable discount" is the difference, calculated at acquisition, between contractually required payments and the cash flows expected to be collected. Cash flow expectation are re-estimated periodically for purchased credit impaired loans which involves complex cash flow projections and significant judgment on timing of loan resolution. If our assumptions prove to be incorrect, our current allowance may not be sufficient, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio.

  Commercial and Industrial Loans

        At March 31, 2012, commercial and industrial loans amounted to $276 million, or 23% of our total loan portfolio. Of these loans, 59% are covered by loss share agreements with the FDIC. We make loans for commercial purposes in various lines of businesses, including the manufacturing industry, agricultural, service industry and professional service areas. While these loans may have real estate as partial collateral, they are generally considered to have greater risk than first or second mortgages on real estate because these loans may be unsecured or, if they are secured, the value of the non-real estate collateral may be difficult to assess and more likely to decrease in value than real estate, and the control of the collateral is more at risk.

  Commercial and Residential Real Estate Loans

        Loans secured by real estate are the principal component of our loan portfolio. Real estate loans are subject to the same general risks as other loans and are particularly sensitive to fluctuations in the value of real estate. Fluctuations in the value of real estate, as well as other factors arising after a loan has been made, could negatively affect a borrower's cash flow, creditworthiness and ability to repay the loan. When we make new real estate loans, we obtain a security interest in real estate whenever possible, in addition to any other available collateral, to increase the likelihood of the ultimate repayment of the loan. To control concentration risk, we monitor collateral type and industry concentrations within this portfolio.

        As of March 31, 2012, loans secured by first or second mortgages on real estate comprised approximately $876 million, or 72% of our loan portfolio. Of these loans, 74% are covered by loss share agreements with the FDIC. These loans generally fall into one of two categories: commercial real estate loans or residential real estate loans.

  •
  Commercial Real Estate Loans.  At March 31, 2012, commercial real estate loans amounted to $605 million, or approximately 50% of our loan portfolio. These loans generally have terms of five years or less, although payments may be structured on a longer amortization basis. We evaluate each borrower on an individual basis and attempt to determine the business risks and credit profile of each borrower. We attempt to reduce credit risk in our commercial real estate portfolio by emphasizing loans secured by owner-occupied office buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. We also generally require that a borrower's cash flow exceeds 110% to 120%% of monthly debt service obligations. To ensure secondary sources of payment and liquidity to support a loan, we typically review the personal financial statements of the principal owners and require their personal guarantees.

  •
  Residential Real Estate Loans.  We generally originate and hold short-term first mortgages and traditional second mortgage residential real estate loans and home equity lines of credit. With respect to fixed and adjustable rate long-term residential real estate loans with terms of up to 30 years, we typically originate these loans for third-party investors. At March 31, 2012, residential real estate loans amounted to $271 million, or 22% of our loan portfolio of which home equity loans comprised $55 million, or 20% of the residential real estate loan portfolio. Generally, at the inception of the loan, we limit the loan-to-value ratio on our residential real estate loans to 80%. Our underwriting criteria for, and the risks associated with, home equity loans and lines of credit are generally the same as those for first mortgage loans. Home equity lines of credit typically have terms of 35 months or less, and we generally limit the extension of credit to less than 80% of the available equity of each property.

  Real Estate Construction Loans

        At March 31, 2012, real estate construction loans amounted to $42 million, or approximately 3% of our loan portfolio. Of these loans, 95% are covered by loss share agreements with the FDIC. We offer fixed and adjustable rate residential and commercial real estate construction loans to builders and developers and to consumers who wish to build their own homes. The term of our real estate construction loans generally is limited to 18 months. In some instances a real estate construction loan may have a longer amortization period, with a balloon maturity of not more than five years. Real estate construction loans generally carry a higher degree of risk than long-term financing of existing properties because repayment depends on the ultimate completion of the project and usually on the subsequent lease-up and/or sale of the property. Specific risks include:

  •
  cost overruns;

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  mismanaged construction;

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  inferior or improper construction techniques;

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  economic changes or downturns during construction;

  •
  a downturn in the real estate market;

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  rising interest rates which may prevent sale of the property; and

  •
  failure to lease-up or sell completed projects in a timely manner.

        We attempt to reduce the risks associated with real estate construction loans by obtaining personal guarantees and by keeping the loan-to-value ratio of the completed project at or below 75%. Generally, we do not build interest reserves into loan commitments but require periodic cash payments for interest from the borrower's cash flow.

        We make residential land loans to both commercial entities and consumer borrowers for the purpose of financing land upon which to build a residential home. Residential land loans are reclassified as residential construction loans once construction of the residential home commences. These loans are further categorized as:

  •
  pre-sold commercial, which is a loan to a commercial entity with a pre-identified buyer for the finished home;

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  owner-occupied consumer, which is a loan to an individual who intends to occupy the finished home; and

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  non owner-occupied commercial (speculative), which is a loan to a commercial entity intending to lease or sell the finished home.

        We make commercial land loans to commercial entities for the purpose of financing land on which to build a commercial project. These loans are for projects that typically involve small-and medium-sized single and multi-use commercial buildings.

        We make commercial construction loans to the borrower for the purpose of financing the construction of a commercial development. These loans are further categorized depending on whether the borrower intends (a) to occupy the finished development (owner-occupied) or (b) to lease or sell the finished development (non owner-occupied).

  Consumer Loans

        At March 31, 2012, consumer and other loans amounted to $26 million, or 2% of our loan portfolio. Of these loans, 70% are covered by loss share agreements with the FDIC. We make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit. We underwrite consumer loans based on the borrower's income, current debt level, balance sheet composition, past credit history and the availability and value of collateral. Consumer rates are both fixed and variable, with negotiable terms. Our installment loans typically amortize over periods up to 60 months. Although we typically require monthly payments of interest and a portion of the principal on our loan products, we may offer consumer loans with a single maturity date when a specific source of repayment is available. Consumer loans not secured by real estate are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured, or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value, and is more difficult to control, than real estate.

  Loan Approval

        Certain credit risks are inherent in making loans. These include repayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. We attempt to mitigate repayment risks by adhering to internal credit policies and procedures. We employ consistent analysis and underwriting to examine credit information and prepare underwriting documentation. We monitor and approve exceptions to policy as required, and we also track and address technical exceptions.

        Our loan approval policy contains modest officer lending limits, with approval concurrence between the market manager and credit officer for all loans. As such, no lending officer can approve credit acting alone, regardless of the size of the loan. Loan pricing is established in conjunction with the loan approval process based on pricing guidelines for non-consumer and non-residential mortgage loans that are set by our Asset-Liability Committee.

  Credit Administration and Loan Review

        Each loan officer has the primary and initial responsibility for appropriately risk rating each loan. The Bank's loan monitoring department is responsible for the ongoing servicing, review and management of loans, once a loan is made. This monitoring process includes an active review of loan risk ratings and management of the Bank's ALL. Our chief credit officer is responsible for maintaining a loan risk rating system which both facilitates the continuous monitoring of the quality of our loan portfolio and helps identify existing and potential problem loans so that our management team can employ and develop plans for corrective action.

        The Bank's Board of Directors supports a strong loan review program and is committed to its effectiveness as part of the independent process of assessing the Bank's lending activities. The Bank has communicated to its lending staff that the identification of emerging problem loans begins with the lending personnel knowing their customer and actively monitoring their customer relationships. The loan review process is meant to augment this active management of customer relationships and to provide an independent and broad-based look into the Bank's lending activities. The end goal of a thorough and consistently applied loan review program is multi-faceted.

        The Loan Review department reports to Internal Audit and the Audit Committee of the Board of Director to ensure its independence and objectivity. The examinations performed by Loan Review department are based on risk assessments of individual loan commitments within the Bank's loan portfolio over a period of time. At the conclusion of each unit review, Loan Review department provides the group manager and senior management with a report that summarizes the findings of the review. At a minimum, the report addresses risk rating accuracy, compliance with regulations and policies, loan documentation accuracy, the timely receipt of financial statements, and any additional material issues. The Loan Review department reports findings and recommendations along with responses from management at least quarterly to the Audit Committee. The Audit Committee also provides a quarterly summary of Loan Review department to the Board of Directors, which describes trends and identifies significant changes in the overall quality of the portfolio.

  Lending Limits

        Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the Bank is subject to a legal limit on loans to a single borrower equal to 15% of the Bank's capital and unimpaired surplus, or 25% if the loan is fully secured. This limit increases or decreases as the Bank's capital increases or decreases. Based upon the capitalization of the Bank at March 31, 2012, our legal lending limits were approximately $30.1 million (15%) and $50.1 million (25%) and we maintained an internal lending limit of $25.0 million. In addition, regardless of our internal lending limit, our Senior Loan Committee has set a hold limit of $10.0 million. We may seek to sell participations in our larger loans to other financial institutions, which will allow us to manage the risk involved in these loans and to meet the lending needs of our customers requiring extensions of credit in excess of these limits. In the current economic environment, however, it has been difficult to sell participations to other financial institutions. As market conditions improve and banks are in need of loan growth, however, we expect to be able to sell participations in soundly underwritten loans.

Deposit Products

        We offer a full range of deposit services that are typically available in most banks and savings institutions, including checking accounts, commercial accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. Transaction accounts and time deposits are tailored to and offered at rates competitive to those offered in our primary market areas. In addition, we offer certain retirement account services. We solicit accounts from individuals, businesses, associations, organizations and governmental authorities. We believe that our branch infrastructure will assist us in obtaining deposits from local customers in the future.

Employees

        As of March 31, 2012, we had 723 full-time employees and 105 part-time employees.

Properties

        Our principal executive offices and the Bank's main office is located at 2301 West Big Beaver Rd., Suite 525, Troy, Michigan 48084. In addition, we operate 33 additional branches located in Michigan and 13 additional branches located in Wisconsin. We lease our main office, four of our branches in Michigan and one of our branches in Wisconsin. Management believes the terms of the various leases are consistent with market standards and were arrived at through arm's-length bargaining.

Legal Proceedings

        From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

Change in Independent Registered Public Accounting Firm

        On July 28, 2010, we dismissed Rehmann Robson P.C. as our independent registered public accounting firm and engaged Crowe Horwath LLP as our independent registered public accounting firm. The decision to change the independent auditors was approved by our audit committee.

        Rehmann Robson P.C. did not provide any reports on our financial statements for either of the past two fiscal years. During the last two fiscal years and subsequent interim periods preceding our dismissal of Rehmann Robson P.C., there were no disagreements with Rehmann Robson P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to the satisfaction of Rehmann Robson P.C. , would have caused Rehmann Robson P.C. to make reference to the subject matter of the disagreements in connection with its report.

        We have provided Rehmann Robson P.C. with a copy of the disclosures contained in this report, and have requested Rehmann Robson P.C. to furnish us a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter, [    •    ] is filed as Exhibit 16.

        During the two fiscal years and subsequent interim period preceding our engagement of Crowe Horwath LLP, we did not consult with Crowe Horwath LLP regarding the application of accounting principles to a specific completed or contemplated transaction or any matter that was either the subject of a disagreement or a reportable event. We also did not consult with Crowe Horwath LLP regarding the type of audit opinion that might be rendered on our financial statements.

        Our audit committee participated in and approved the decision to change our independent auditors.

SUPERVISION AND REGULATION

        Both Talmer Bancorp, Inc. and Talmer Bank and Trust are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended to protect consumers and not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control or new federal or state legislation may have on our business and earnings in the future.

        The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of those laws and regulations on our operations. It is intended only to briefly summarize some material provisions.

Recent Legislative and Regulatory Initiatives to Address the Financial and Economic Crises

        Markets in the United States and elsewhere have experienced extreme volatility and disruption for more than 36 months. These circumstances have exerted significant downward pressure on prices of equity securities and virtually all other asset classes, and have resulted in substantially increased market volatility, severely constrained credit and capital markets, particularly for financial institutions, and an overall loss of investor confidence. Loan portfolio performances have deteriorated at many institutions resulting from, among other factors, a weak economy and a decline in the value of the collateral supporting their loans. Dramatic slowdowns in the housing industry, due in part to falling home prices and increasing foreclosures and unemployment, have created strains on financial institutions. Many borrowers are now unable to repay their loans, and the collateral securing these loans has, in some cases, declined below the loan balance. In response to the challenges facing the financial services sector, the following regulatory and governmental actions have recently been enacted.

  The Dodd-Frank Wall Street Reform and Consumer Protection Act

        On July 21, 2010, President Obama signed into law The Dodd-Frank Wall Street Reform and Consumer Protection Act which, among other things, changes the oversight and supervision of financial institutions, introduces minimum capital requirements, creates a new federal agency to regulate consumer financial products and services and implements changes to corporate governance and compensation practices. The act is focused in large part on the financial services industry, particularly large bank holding companies with consolidated assets of $50 billion or more, and contains a number of provisions that will affect us, including:

  •
  Minimum Leverage and Risk-Based Capital Requirements.  Under the act, the appropriate Federal banking agencies are required to establish minimum leverage and risk-based capital requirements on a consolidated basis for all insured depository institutions and bank holding companies, which can be no less than the currently applicable leverage and risk-based capital requirements for depository institutions. As a result, Talmer Bancorp, Inc. and Talmer Bank and Trust will be subject to the same capital requirements and must include the same components in regulatory capital.

  •
  Deposit Insurance Modifications.  The act modifies the FDIC's assessment base upon which deposit insurance premiums are calculated. The new assessment base will equal our average total consolidated assets minus the sum of our average tangible equity during the assessment period. The act also permanently raises the standard maximum insurance amount to $250,000 and, through December 31, 2012, provides unlimited insurance coverage for noninterest-bearing demand transaction accounts.

  •
  Creation of New Governmental Authorities.  The act creates various new governmental authorities such as the Financial Stability Oversight Council and the Bureau of Consumer Financial Protection (the "CFPB"), an independent regulatory authority housed within the Federal Reserve. The CFPB has broad authority to regulate the offering and provision of consumer financial products. The CFPB officially came into being on July 21, 2011, and rulemaking authority for a range of consumer financial protection laws (such as the Truth in Lending Act, the Electronic Funds Transfer Act and the Real Estate Settlement Procedures Act, among others) transferred from the federal prudential banking regulators to the CFPB on that date. The act gives the CFPB authority to supervise and examine depository institutions with more than $10 billion in assets for compliance with these federal consumer laws. The authority to supervise and examine depository institutions with $10 billion or less in assets for compliance with federal consumer laws will remain largely with those institutions' primary regulators. However, the CFPB may participate in examinations of these smaller institutions on a "sampling basis" and may refer potential enforcement actions against such institutions to their primary regulators. The CFPB also has supervisory and examination authority over certain nonbank institutions that offer consumer financial products. The act identifies a number of covered nonbank institutions, and also authorizes the CFPB to identify additional institutions that will be subject to its jurisdiction. Accordingly, the CFPB may participate in examinations of the Bank, which currently has assets of less than $10 billion, and could supervise and examine our other direct or indirect subsidiaries that offer consumer financial products or services. In addition, the act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB, and state attorneys general are permitted to enforce consumer protection rules adopted by the CFPB against certain institutions.

  •
  Executive Compensation and Corporate Governance Requirements.  The act requires us to include, at least once every three years, a separate non-binding "say on pay" vote in our proxy statement by which shareholders may vote on the compensation of our named executive officers. In addition, the act also includes provisions that may impact our corporate governance. For instance, the act grants the SEC authority to issue rules that allow shareholders to nominate directors by using the company's proxy solicitation materials and requires the SEC to adopt rules:

  •
  prohibiting the listing of any equity security of a company that does not have an independent compensation committee; and

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  requiring all exchange-traded companies to adopt clawback policies for incentive compensation paid to executive officers in the event of accounting restatements based on material non-compliance with financial reporting requirements.

        Many provisions of the act require the adoption of additional rules to implement the changes. In addition, the act mandates multiple studies that could result in additional legislative action. Governmental intervention and new regulations under these programs could materially and adversely affect our business, financial condition and results of operations.

  Basel III

        Internationally, both the Basel Committee on Banking Supervision (the "Basel Committee") and the Financial Stability Board (established in April 2009 by the Group of Twenty ("G-20") Finance Ministers and Central Bank Governors to take action to strengthen regulation and supervision of the financial system with greater international consistency, cooperation, and transparency) have committed to raise capital standards and liquidity buffers within the banking system ("Basel III").

        On September 12, 2010, the Group of Governors and Heads of Supervision agreed to the calibration and phase-in of the Basel III minimum capital requirements (raising the minimum Tier 1 common equity ratio to 4.5% and minimum Tier 1 equity ratio to 6.0%, with full implementation by January 2015) and introducing a capital conservation buffer of common equity of an additional 2.5% with full implementation by January 2019.

        In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, now officially identified by the Basel Committee as "Basel III." Basel III, if implemented by the U.S. banking agencies and fully phased-in, would require certain bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. Although Basel III is intended to be implemented by participating countries for large, internationally active banks, its provisions are likely to be considered by U.S. banking regulators in developing new regulations applicable to other banks in the United States, including those developed pursuant to directives in the Dodd-Frank Act.

        The Basel III final capital framework, among other things, (a) introduces as a new capital measure "Common Equity Tier 1" ("CET1"), (b) specifies that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting specified requirements, (c) defines CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital, and (d) expands the scope of the adjustments as compared to existing regulations.

        If fully phased in on January 1, 2019, Basel III would require certain banks to maintain (a) as a newly adopted international standard, a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% CET1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7%), (b) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (c) a minimum ratio of Total (that is, Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation), and (d) as a newly adopted international standard, a minimum leverage ratio of 3%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter).

        Basel III also provides for a "countercyclical capital buffer," generally to be imposed when national regulators determine that excess aggregate credit growth becomes associated with a buildup of systemic risk, that would be a CET1 add-on to the capital conservation buffer in the range of 0% to 2.5% when fully implemented (potentially resulting in total buffers of between 2.5% and 5%).

        The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

        The implementation of the Basel III final framework will is anticipated to commence January 1, 2013. On that date, affected banking institutions would be required to meet the following minimum capital ratios:

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  3.5% CET1 to risk-weighted assets;

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  4.5% Tier 1 capital to risk-weighted assets; and

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  8.0% Total capital to risk-weighted assets.

        The Basel III final framework provides for a number of new deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, deferred tax assets dependent upon future taxable income and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1.

        Implementation of the deductions and other adjustments to CET1 is anticipated to begin on January 1, 2014 and to be phased-in over a five-year period (20% per year). The implementation of the capital conservation buffer is anticipated to begin on January 1, 2016 at 0.625% and be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019).

        The U.S. banking agencies have indicated informally that they expect to adopted implementing regulations in 2012. Notwithstanding its release of the Basel III framework as a final framework, the Basel Committee is considering further amendments to Basel III, including the imposition of additional capital surcharges on globally systemically important financial institutions. In addition to Basel III, Dodd-Frank requires or permits the Federal banking agencies to adopt regulations affecting banking institutions' capital requirements in a number of respects, including potentially more stringent capital requirements for systemically important financial institutions. Further, new regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Talmer Bancorp, Inc.

        We own 100% of the outstanding capital stock of the Bank, and therefore we are required to be registered as a bank holding company under the federal Bank Holding Company Act of 1956 (the "Bank Holding Company Act"). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Board of Governors of the Federal Reserve (the "Federal Reserve") under the Bank Holding Company Act and the regulations promulgated under it. As a bank holding company located in Michigan, the Michigan Office of Financial and Insurance Regulation also regulates and monitors our operations.

        Permitted Activities.    Under the Bank Holding Company Act, a bank holding company is generally permitted to engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, the following activities:

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  banking or managing or controlling banks;

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  furnishing services to or performing services for its subsidiaries; and

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  any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

        Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

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  factoring accounts receivable;

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  making, acquiring, brokering or servicing loans and usual related activities;

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  leasing personal or real property;

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  operating a non-bank depository institution, such as a savings association;

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  trust company functions;

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  financial and investment advisory activities;

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  conducting discount securities brokerage activities;

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  underwriting and dealing in government obligations and money market instruments;

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  providing specified management consulting and counseling activities;

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  performing selected data processing services and support services;

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  acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

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  performing selected insurance underwriting activities.

        As a bank holding company, we also can elect to be treated as a "financial holding company," which would allow us to engage in a broader array of activities. In sum, a financial holding company can engage in activities that are financial in nature or incidental or complementary to financial activities, including insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities. We have not sought financial holding company status, but we may elect that status in the future as our business matures. If we were to elect in writing for financial holding company status, we would be required to be well capitalized and well managed, and each insured depository institution we control would also have to be well capitalized, well managed and have at least a satisfactory rating under the CRA (discussed below).

        The Federal Reserve has the authority to order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

        Change in Control.    In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations promulgated under them, require Federal Reserve approval before any person or company acquires "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person acquires more than 33% of the total equity of a bank or bank holding company, of which it may own, control or have the power to vote not more than 15% of any class of voting securities.

        Source of Strength.    There are a number of obligations and restrictions imposed by law and regulatory policy on bank holding companies with regard to their depository institution subsidiaries that are designed to minimize potential loss to depositors and to the FDIC insurance funds in the event that the depository institution becomes in danger of defaulting under its obligations to repay deposits. Under a policy of the Federal Reserve, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the FDIC Improvement Act, to avoid receivership of its insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" within the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan.

        The Federal Reserve also has the authority under the Bank Holding Company Act to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal law grants federal bank regulatory authorities additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

        In addition, the "cross guarantee" provisions of the Federal Deposit Insurance Act require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

        The Federal Deposit Insurance Act also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or shareholder. This provision would give depositors a preference over general and subordinated creditors and shareholders in the event a receiver is appointed to distribute the assets of our bank.

        Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

        Capital Requirements.    The Federal Reserve imposes certain capital requirements on the bank holding company under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are essentially the same as those that apply to the Bank and are described below under "Talmer Bank and Trust—Prompt Corrective Action." Subject to our capital requirements and certain other restrictions, including the consent of the Federal Reserve, we are able to borrow money to make a capital contribution to the Bank, and these loans may be repaid from dividends paid from the Bank to the Company. Our ability to pay dividends depends on the Bank's ability to pay dividends to us, which is subject to regulatory restrictions as described below in "Talmer Bank and Trust—Dividends." We are also able to raise capital for contribution to the bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

Talmer Bank and Trust

        The Bank operates as a state bank incorporated under the laws of the State of Michigan and is subject to examination by the Michigan Office of Insurance and Financial Regulation and the FDIC. Deposits in the Bank are insured by the FDIC up to the standard deposit insurance amount of $250,000. Through December 31, 2012 all non-interest bearing transaction accounts are fully insured, regardless of the account balance and ownership capacity of the funds.

        The Michigan Office of Insurance and Financial Regulation and the FDIC regulate or monitor virtually all areas of the Bank's operations, including:

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  security devices and procedures;

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  adequacy of capitalization and loss reserves;

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  loans;

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  investments;

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  borrowings;

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  deposits;

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  mergers;

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  issuances of securities;

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  payment of dividends;

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  interest rates payable on deposits;

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  interest rates or fees chargeable on loans;

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  establishment of branches;

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  corporate reorganizations;

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  maintenance of books and records; and

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  adequacy of staff training to carry on safe lending and deposit gathering practices.

        These agencies, and the federal and state laws applicable to the Bank and its operations, extensively regulate various aspects of the banking business, including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of non-interest bearing reserves on deposit accounts, and the safety and soundness of banking practices.

        All insured institutions must undergo regular on site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency and their state supervisor when applicable. The FDIC has developed a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The FDIC Improvement Act also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

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  internal controls;

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  information systems and audit systems;

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  loan documentation;

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  credit underwriting;

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  interest rate risk exposure; and

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  asset quality.

  FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions

        The Bank, the Company, the Company's Chief Executive Officer and certain of our investors must comply with the applicable provisions of the FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions (the "FDIC Policy Statement"). The FDIC Policy Statement imposes restrictions and requirements on certain institutions and their investors, to the extent that those institutions seek to acquire a failed bank from the FDIC. Certain provisions of the FDIC Policy Statement are summarized below. They include a higher capital requirement for the Bank and a three-year restriction on the sale or transfer of our securities by those investors covered by the FDIC Policy Statement. As the agency responsible for resolving failed banks, the FDIC has discretion to determine whether a party is qualified to bid on a failed institution. The FDIC adopted the FDIC Policy Statement on August 26, 2009. The FDIC issued guidance under the FDIC Policy Statement on January 6, 2010 and April 23, 2010.

        The FDIC Policy Statement imposes the following provisions, among others, on those institutions and investors to which it applies. First, the institution is required to maintain a ratio of Tier 1 common equity to total assets of at least 10% for a period of three years, and thereafter maintain a capital level sufficient to be well capitalized under regulatory standards during the remaining period of ownership of the covered investors. This amount of capital exceeds that required under otherwise applicable regulatory requirements. Second, covered investors that collectively own 80% or more of two or more depository institutions are required to pledge to the FDIC their proportionate interests in each institution to indemnify the FDIC against any losses it incurs in connection with the failure of one of the institutions. Third, the institution is prohibited from extending credit to its covered investors and to affiliates of its covered investors. Fourth, covered investors may not employ ownership structures that use entities domiciled in bank secrecy jurisdictions. The FDIC has interpreted this prohibition to apply to a wide range of non-U.S. jurisdictions. In its guidance, the FDIC has required that non-U.S. investors subject to the FDIC Policy Statement invest through a U.S. subsidiary and adhere to certain requirements related to record keeping and information sharing. Fifth, without FDIC approval, covered investors are prohibited from selling or otherwise transferring their securities in the institution for a three-year period following the time of certain acquisitions. The transfer restrictions in the FDIC Policy Statement do not apply to open-ended investment companies that are registered under the Investment Company Act, issue redeemable securities, and allow investors to redeem on demand. Sixth, covered investors may not employ complex and functionally opaque ownership structures to invest in institutions. Seventh, investors that own 10% or more of the equity of a failed institution are not eligible to bid for that failed institution in an FDIC auction. Eighth, covered investors may be required to provide information to the FDIC, such as with respect to the size of the capital fund or funds, their diversification, their return profiles, their marketing documents, their management teams, and their business models. Ninth, the FDIC Policy Statement does not replace or substitute for otherwise applicable regulations or statutes.

  Prompt Corrective Action

        As an insured depository institution, the Bank is required to comply with the capital requirements promulgated under the Federal Deposit Insurance Act and the regulations under it, which set forth five capital categories, each with specific regulatory consequences. Under these regulations, the categories are:

  •
  Well Capitalized—The institution exceeds the required minimum level for each relevant capital measure. A well capitalized institution:

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  has total capital ratio of 10% or greater; and

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  has a tier 1 capital ratio of 6% or greater; and

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  has a leverage capital ratio of 5% or greater; and

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  is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

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  Adequately Capitalized—The institution meets the required minimum level for each relevant capital measure. The institution may not make a capital distribution if it would result in the institution becoming undercapitalized. An adequately capitalized institution:

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  has a total capital ratio of 8% or greater; and

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  has a tier 1 capital ratio of 4% or greater; and

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  has a leverage capital ratio of 4% or greater or a leverage capital ratio of 3% or greater if the institution is rated composite 1 under the CAMELS (Capital, Assets, Management, Earnings, Liquidity and Sensitivity to market risk) rating system.

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  Undercapitalized—The institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution:

  •
  has a total capital ratio of less than 8%; or

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  has a tier 1 capital ratio of less than 4%; or

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  has a leverage capital ratio of less than 4%, or if the institution is rated a composite 1 under the CAMELS rating system, a leverage capital ratio of less than 3%.

  •
  Significantly Undercapitalized—The institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution:

  •
  has a total capital ratio of less than 6%; or

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  has a tier 1 capital ratio of less than 3%; or

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  has a leverage capital ratio of less than 3%.

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  Critically Undercapitalized—The institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution has a ratio of tangible equity to total assets that is equal to or less than 2%.

        In addition, pursuant to the FDIC Policy Statement to which the Bank is subject, the Bank must at all times maintain a tier 1 common equity to total assets ratio of at least 10% for the first three years from the time of acquisition.

        If the FDIC determines, after notice and an opportunity for hearing, that the institution is in an unsafe or unsound condition, the regulator is authorized to reclassify the institution to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition.

        If the institution is not well capitalized, it cannot accept brokered deposits without prior FDIC approval. Even if approved, rate restrictions will govern the rate the institution may pay on the brokered deposits. In addition, a bank that is undercapitalized cannot offer an effective yield in excess of 75 basis points over the "national rate" paid on deposits (including brokered deposits, if approval is granted for the bank to accept them) of comparable size and maturity. The "national rate" is defined as a simple average of rates paid by insured depository institutions and branches for which data are available and is published weekly by the FDIC. Institutions subject to the restrictions that believe they are operating in an area where the rates paid on deposits are higher than the "national rate" can use the local market to determine the prevailing rate if they seek and receive a determination from the FDIC that it is operating in a high-rate area. Regardless of the determination, institutions must use the national rate to determine conformance for all deposits outside their market area.

        Moreover, if the institution becomes less than adequately capitalized, it must adopt a capital restoration plan acceptable to the FDIC. The institution also would become subject to increased regulatory oversight, and is increasingly restricted in the scope of its permissible activities. Each company having control over an undercapitalized institution also must provide a limited guarantee that the institution will comply with its capital restoration plan. Except under limited circumstances consistent with an accepted capital restoration plan, an undercapitalized institution may not grow. An undercapitalized institution may not acquire another institution, establish additional branch offices or engage in any new line of business unless it is determined by the appropriate federal banking agency to be consistent with an accepted capital restoration plan, or unless the FDIC determines that the proposed action will further the purpose of prompt corrective action. The appropriate federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and for loss of its charter to conduct banking activities.

        An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution would be undercapitalized. In addition, an institution cannot make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital, to the owners of the institution if following such a distribution the institution would be undercapitalized.

        As of March 31, 2012, the Bank's regulatory capital surpassed the levels required to be considered "well capitalized" and met the requirements of the FDIC Policy Statement.

        As further described under "Recent Legislative and Regulatory Initiatives to Address the Financial and Economic Crises—Basell III," the Basel Committee released in December 2010 revised final frameworks for the regulation of capital and liquidity of internationally active banking organizations. These new frameworks are generally referred to as "Basel III". Basel III, if implemented by the U.S. banking agencies and fully phased-in, would require certain bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. Although the U.S. banking agencies have not yet adopted rules to implement Basel III in the United States, they are likely to do so (at least with respect to the Basel III capital framework) during 2012.

  Transactions with Affiliates and Insiders

        The Company is a legal entity separate and distinct from the Bank. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the Company or its non-bank subsidiaries. The Company and the Bank are subject to Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W. Section 23A of the Federal Reserve Act places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the Bank's capital and surplus and, as to all affiliates combined, to 20% of the Bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. The Bank is forbidden to purchase low quality assets from an affiliate.

        Section 23B of the Federal Reserve Act, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

        Regulation W generally excludes all non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve Board decides to treat these subsidiaries as affiliates. The regulation also limits the amount of loans that can be purchased by a bank from an affiliate to not more than 100% of the bank's capital and surplus.

        The Bank is also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Those extensions of credit:

  •
  must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties; and

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  must not involve more than the normal risk of repayment or present other unfavorable features.

        Effective as of July 21, 2011, the Dodd-Frank Act expands the definition of affiliate for purposes of quantitative and qualitative limitations of Section 23A of the Federal Reserve Act to include mutual funds advised by a depository institution or its affiliates. The Dodd-Frank Act will apply Section 23A and Section 22(h) of the Federal Reserve Act (governing transactions with insiders) to derivative transactions, repurchase agreements and securities lending and borrowing transaction that create credit exposure to an affiliate or an insider. Any such transactions with affiliates must be fully secured. The current exemption from Section 23A for transactions with financial subsidiaries will be eliminated. The Dodd-Frank Act will additionally prohibit an insured depository institution from purchasing an asset from or selling an asset to an insider unless the transaction is on market terms and, if representing more than 10% of capital, is approved in advance by the disinterested directors.

  Branching

        Michigan chartered banks, such as the Bank, have the authority under Michigan law to establish branches throughout Michigan and in any state, the District of Columbia, any U.S. territory or protectorate, and foreign countries, subject to the receipt of all required regulatory approvals. Furthermore, the Dodd-Frank Wall Street Reform and Consumer Protection Act authorizes a state or national bank to branch into any state as if they were chartered in that state.

  Anti-Tying Restrictions

        Under amendments to the Bank Holding Company Act and Federal Reserve regulations, a bank is prohibited from engaging in certain tying or reciprocity arrangements with its customers. In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for these on the condition that:

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  the customer obtain or provide some additional credit, property, or services from or to the bank, the bank holding company or its subsidiaries; or

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  the customer may not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended.

Certain arrangements are permissible: a bank may offer combined-balance products and may otherwise offer more favorable terms if a customer obtains two or more traditional bank products; and certain foreign transactions are exempt from the general rule. A bank holding company or any bank affiliate also is subject to anti-tying requirements in connection with electronic benefit transfer services.

  Community Reinvestment Act

        The Community Reinvestment Act requires a financial institution's primary regulator, which is the FDIC for the Bank, to evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could result in the imposition of additional requirements and limitations on the institution. Additionally, the institution must publicly disclose the terms of various Community Reinvestment Act-related agreements.

  Finance Subsidiaries

        Under the Gramm-Leach-Bliley Act (the "GLBA"), subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form "financial subsidiaries" that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The GLBA imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank's equity investment in the financial subsidiary be deducted from the bank's assets and tangible equity for purposes of calculating the bank's capital adequacy. In addition, the GLBA imposes new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and non-bank affiliates. As of March 31, 2012, the Company did not have any financial subsidiaries

  Consumer Protection Regulations

        Activities of the Bank are subject to a variety of statutes and regulations designed to protect consumers. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank's loan operations are also subject to federal laws applicable to credit transactions, such as:

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  the Dodd-Frank Wall Street Reform and Consumer Protection Act that created the Bureau of Consumer Financial Protection within the Federal Reserve, which has broad rule-making authority over a wide range of consumer laws that apply to all insured depository institutions;

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  the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

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  the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

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  the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, color, religion, or other prohibited factors in extending credit;

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  the Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identity theft protections and certain credit and other disclosures;

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  the Fair Debt Collection Practices Act, governing the manner in which consumer debts may be collected by collection agencies; and

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  the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

        The deposit operations of the Bank also are subject to federal laws, such as:

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  the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

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  the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

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  the Truth in Savings Act, which requires depositor institutions to provide disclosures so that consumers can make meaningful comparisons amount depository institutions.

  Enforcement Powers

        The Bank and its "institution-affiliated parties," including its management, employees, agents, independent contractors, and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs, are subject to potential civil and criminal penalties for violations of law, regulations or written orders of a government agency. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,375,000 a day for those violations. Criminal penalties for some financial institution crimes have been increased to 20 years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' power to issue cease-and-desist orders were expanded. These orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts or take other actions as determined by the ordering agency to be appropriate.

  Anti-Money Laundering

        Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and "knowing your customer" in their dealings with foreign financial institutions, foreign customers and other high risk customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and recent laws provide law enforcement authorities with increased access to financial information maintained by banks. Anti-money laundering obligations have been substantially strengthened as a result of the USA PATRIOT Act, enacted in 2001 and renewed in 2006, as described below. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications. The regulatory authorities have been active in imposing "cease and desist" orders and money penalty sanctions against institutions found to be violating these obligations.

  USA PATRIOT Act

        The USA PATRIOT Act became effective on October 26, 2001 and amended the Bank Secrecy Act. The USA PATRIOT Act provides, in part, for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanics for the U.S. government, including:

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  requiring standards for verifying customer identification at account opening;

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  rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering;

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  reports by nonfinancial trades and businesses filed with the Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000; and

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  filing suspicious activities reports by brokers and dealers if they believe a customer may be violating U.S. laws and regulations.

        The USA PATRIOT Act requires enhanced due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications.

        Under the USA PATRIOT Act, FinCEN can send the Bank lists of the names of persons suspected of involvement in terrorist activities or money laundering. The Bank can be requested to search its records for any relationships or transactions with persons on those lists. If the Bank finds any relationships or transactions, it must report those relationships or transactions to FinCEN.

  The Office of Foreign Assets Control

        The Office of Foreign Assets Control ("OFAC"), which is a division of the U.S. Department of the Treasury, is responsible for helping to insure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts; owned or controlled by, or acting on behalf of target countries, and narcotics traffickers. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze or block the transactions on the account. The Bank has appointed an compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The Bank performs these checks using software that is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

  Privacy and Credit Reporting

        Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. The Bank's policy is not to disclose any personal information unless permitted by law.

        Like other lending institutions, the Bank uses credit bureau data in its underwriting activities. Use of that data is regulated under the Federal Credit Reporting Act on a uniform, nationwide basis, including credit reporting, prescreening, sharing of information between affiliates, and the use of credit data. The Fair and Accurate Credit Transactions Act of 2003 authorizes states to enact identity theft laws that are not inconsistent with the conduct required by the provisions of the act.

  Payment of Dividends

        The Company is a legal entity separate and distinct from its subsidiary. While there are various legal and regulatory limitations under federal and state law on the extent to which our Bank can pay dividends or otherwise supply funds to the Company, the principal source of the Company's cash revenues is dividends from our Bank. The relevant federal and state regulatory agencies also have authority to prohibit a bank or bank holding company, which would include the Company and the Bank, from engaging in what, in the opinion of the regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of the subsidiary, be deemed to constitute an unsafe or unsound practice in conducting its business.

        Under Michigan law, the Bank cannot declare or pay a cash dividend or dividend in kind unless the Bank will have a surplus amounting to not less than 20% of its capital after payment of the dividend. In addition, the Bank may pay dividends only out of net income then on hand, after deducting its losses and bad debts. Further, the Bank may not declare or pay a dividend until cumulative dividends on preferred stock, if any, are paid in full. These limitations can affect the Bank's ability to pay dividends.

  Check 21

        The Check Clearing for the 21st Century Act gives "substitute checks," such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. Some of the major provisions include:

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  allowing check truncation without making it mandatory;

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  requiring every financial institution to communicate to accountholders in writing a description of its substitute check processing program and their rights under the law;

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  legalizing substitutions for and replacements of paper checks without agreement from consumers;

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  retaining in place the previously mandated electronic collection and return of checks between financial institutions only when individual agreements are in place;

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  requiring that when accountholders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and

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  requiring the re-crediting of funds to an individual's account on the next business day after a consumer proves that the financial institution has erred.

  Effect of Governmental Monetary Policies

        Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board's monetary policies have had, and are likely to continue to have, an important effect on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects on the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. We cannot predict the nature or effect of future changes in monetary and fiscal policies.

  Insurance of Accounts and Regulation by the FDIC

        Our deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC insured institutions. It also may prohibit any FDIC insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the insurance fund.

        Due to the large number of bank failures over the past three years, and in conjunction with the FDIC's Temporary Liquidity Guarantee Program, the FDIC adopted a revised risk-based deposit insurance assessment schedule in February 2009 that raised deposit insurance premiums. The FDIC also implemented a five basis point special assessment of each insured depository institution's assets minus Tier 1 capital as of June 30, 2009, which special assessment amount was capped at 10 basis points times the institution's assessment base for the second quarter of 2009. In addition, the FDIC required financial institutions like us to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010 through and including 2012 to re-capitalize the Deposit Insurance Fund.

        In December 2010, the FDIC set the designated reserve ratio of the Deposit Insurance Fund to 2.0% of insured deposits. The reserve ratio is higher than the minimum reserve ratio of 1.35% as set by the Dodd-Frank Act. Under the Dodd-Frank Act, the FDIC is required to offset the effect of the higher reserve ratio on insured depository institutions with consolidated assets of less than $10 billion. On February 7, 2011, the FDIC approved a final rule on Assessments, Dividends, Assessment Base and Large Bank Pricing. The final rule, mandated by the Dodd-Frank Act, changes the deposit insurance assessment system from one that is based on domestic deposits to one that is based on average consolidated total assets minus average tangible equity. The final rule also adopts a "scorecard" assessment scheme for financial institutions with more than $10 billion in assets. Both changes in the assessment system were effective as of April 1, 2011 and were payable at the end of September 2011.

        The FDIC may terminate the deposit insurance of any insured depository institution if it determines after a hearing that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, remain insured for a period of six months to two years, as determined by the FDIC.

  Proposed Legislation and Regulatory Action

        New regulations and statutes are regularly proposed that contain wide-ranging provisions for altering the structures, regulations and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

MANAGEMENT

Executive Officers and Directors

        Our executive officers and their ages and positions with us as of June 15, 2012 are as follows:

Name	Age	Position
Executive Officers:
David T. Provost	58	President, Chief Executive Officer and Director
Dennis Klaeser	54	Chief Financial Officer and Executive Managing Director
Gary Collins	54	Vice Chairman, Director
James T. Dunn	52	Chief Credit Officer and Executive Managing Director
Thomas C. Shafer	53	Vice Chairman and Executive Managing Director, Chief Lending Officer
Gary Torgow	55	Chairman of the Board of Directors
Non-Executive Directors:
Max A. Berlin	41	Director
Donald A. Coleman	60	Director
Paul E. Hodges, III	57	Director
Ronald A. Klein	54	Director
David G. Leitch	51	Director
Robert H. Naftaly	74	Director
Albert W. Papa	60	Director
Wilbur L. Ross, Jr.	75	Director
Thomas L. Schellenberg	65	Director
Arthur A. Weiss	63	Director

        The business experience and background of each of our directors and executive officers is provided below. Our directors are elected at each annual shareholders meeting to serve a one-year term expiring at the next annual shareholders meeting and until their successors are elected and qualified.

Executive Officers

David T. Provost, President, Chief Executive Officer and Director

        David T. Provost, President and Chief Executive Officer, has been a director since December 2009. Mr. Provost has served the Bank since early 2008. Prior to joining us, Mr. Provost served as Chairman and Chief Executive Officer of The PrivateBank—Michigan, a $700 million subsidiary of Chicago-based PrivateBancorp, Inc., and its subsidiary, The PrivateBank, formerly known as The Bank of Bloomfield Hills. Mr. Provost served as President and Chief Executive Officer of Bloomfield Hills Bancorp, and Chairman and Chief Executive Officer of The PrivateBank. Prior to his leadership role at The PrivateBank, Mr. Provost served 13 years in various capacities at Manufacturers National Bank of Detroit and Manufacturers National Bank of Novi, now known as Comerica Bank. Mr. Provost serves as a member of the Board of Directors and Chairman of the Audit Committee for Plastipak Packing, Inc. Mr. Provost has extensive banking experience and has been an integral part of the daily operations since 2008. His breadth of experience, institutional knowledge of the company, and leadership skills are critical assets to the board.

Dennis Klaeser, Chief Financial Officer and Executive Managing Director

        Dennis Klaeser has served as our Chief Financial Officer and an Executive Managing Director since May 2010. Prior to joining us, Mr. Klaeser was a senior Midwest bank analyst with Raymond James from April 2009 to May 2010. From 2003 until 2009, he was Chief Financial Officer of PrivateBancorp, Inc., where was responsible for financial and accounting functions as well as strategic planning, capital markets, SEC, regulatory and board reporting, SOX, and investor relations. From 2002 through 2003, Mr. Klaeser was Managing Director and Head of the Financial Institutions Group for Anderson Corporate Finance, a division of Arthur Andersen, where he was responsible for advising financial institutions on complex M&A transactions, restructuring, and divestures. Mr. Klaeser also spent seven years as an investment banker and was head of the Financial Institutions Group at EVEREN Securities and its successor, First Union Securities. During his career, Mr. Klaeser managed more than 30 M&A and capital transactions for financial institutions. He earned an M.B.A. from Northwestern University, Masters of Art degrees in Public Policy and Social Service Administration from The University of Chicago, and a B.A. from Lawrence University.

Gary Collins, Vice Chairman and Director

        Gary Collins has been a director since April 2010 and Vice Chairman of the Bank since early 2011. Mr. Collins has over 30 years of banking experience in the Chicago and Midwest markets where he most recently served as Chairman and Co-Chief Executive Officer of Lake Shore Wisconsin Corporation prior to joining Talmer. He was a founding managing director of The PrivateBank and Trust Company—Chicago and served as Co-Vice Chairman and a member of The PrivateBank and Trust Company's board of directors. During his tenure, The PrivateBank experienced loan and core deposit growth in excess of 22% compounded annually and by 2007 had a total of $3 billion in assets. Mr. Collins is a finance graduate of DePaul University, Chicago, and of the Graduate School of Banking, University of Wisconsin. Mr. Collins brings to our board valuable and extensive banking experience gained from managing and overseeing a broad range of operations during his tenure at Lake Shore Wisconsin Corporation and The PrivateBank and Trust Company. His experience in leadership roles and activities at both organizations qualifies him to serve on our board.

James T. Dunn, Chief Credit Officer and Executive Managing Director

        James T. Dunn joined the Bank in May 2008 and now holds the position of Chief Credit Officer and Executive Managing Director. From 2005 to 2008, Mr. Dunn served as a Managing Director of The PrivateBank—Michigan and was responsible for commercial and consumer loan documentation, lending compliance, collection and litigation, and general legal counsel consultation. Prior to his employment at The PrivateBank—Michigan, he was a shareholder and partner at Strobl, Cunningham & Sharp, P.C. and employed at Plunkett & Cooney, P.C. where his practice concentrated on general civil litigation, real estate and bank regulatory matters. Mr. Dunn began his banking career at the Bank of the Commonwealth in 1981. After promotion to lending officer, Mr. Dunn joined First Federal Saving Bank as its Commercial Credit Manager and next joined Michigan National Bank as an Assistant Vice President and Commercial Loan Officer.

Thomas C. Shafer, Vice Chairman and Executive Managing Director

        Thomas C. Shafer has served as Vice Chairman and Executive Managing Director in May 2010. Prior to joining Talmer, Mr. Shafer held various executive level positions with the Citizens Republic Bancorp over a 16 year period, most recently as Executive Vice President, Specialty Banking, which included all large credit exposure clients, healthcare banking, treasury services and trade finances. Previous roles with the Citizens Republic Bancorp included Executive Vice President, Regional Banking, where he managed all of the bank's regions in their four state footprint in 2009 and the East Michigan region in 2008, Executive Vice President of Commercial Banking and Chief Credit Officer.

Prior to joining Citizens Bank, he held numerous positions with Michigan National Bank primarily in Southeast Michigan.

Gary Torgow, Chairman of the Board of Directors

        Gary Torgow has been Chairman of the Board of Directors of Talmer Bancorp, Inc. since December 2009. Mr. Torgow has also served Talmer Bank and Trust in an executive capacity since January 2010. Prior to joining our company, he served as the Founder and Chairman of the Sterling Group, a Michigan based real estate and development, investment and management company that has acquired, developed and operated a number of landmark properties and businesses in southeast Michigan. Mr. Torgow was also a former Board member of the Bank of Bloomfield Hills and the Michigan Board of The PrivateBank. Mr. Torgow serves on the board and audit committees of Jackson National Life Insurance of New York, and on the boards of Blue Cross Blue Shield of Michigan, Henry Ford Health Systems Foundation and the Community Foundation of Southeastern Michigan. He is also a member of the Michigan Bar Association and earned his Juris Doctor Degree at Wayne State University. Mr. Torgow' extensive experience in banking, business and real estate related endeavors is a valuable asset to the board and provides a unique knowledge of the markets in which we operate.

Board of Directors

        The board currently consists of 13 members. All of the directors other than Messrs. Provost, Collins and Torgow qualify as independent directors under the corporate governance standards of The NASDAQ Global Market, the exchange that we selected in order to determine whether our directors and committee members meet the independence criteria of a national securities exchange, as required by Item 407(a) of Regulation S-K.

Max A. Berlin

        Max A. Berlin has been a director since April 2010. Mr. Berlin was the President and Chief Executive Officer of MeasureComp LLC., the leading floor covering computerized measuring system in the industry, until the business was sold to THD At Home Services, Inc., a subsidiary of the Home Depot, Inc., in May 2012. He currently services as Senior Director, THD Measurement Services with THD At Home Services, Inc. Mr. Berlin serves on the board of directors of Providence Hospital, Southfield, and Orthodox Union, New York. He is a former director of The PrivateBank—Michigan, a subsidiary of PrivateBancorp, Inc. Mr. Berlin's as experience as the president and chief executive officer of a successful business offers the board management experience, leadership capabilities, financial knowledge and business acumen.

Donald A. Coleman

        Donald A. Coleman has been a director since April 2010. Mr. Coleman has been the Chairman and Chief Executive Officer of GlobalHue, the nation's largest minority-owned, full-service marketing communications agency, since 1988. He has also served as Chief Executive Officer of MultiConnect Marketing, a public relations, community relations and cause marketing firm, since 2005. Mr. Coleman is a former director of The PrivateBank—Michigan, a subsidiary of PrivateBancorp, Inc. Mr. Coleman's managerial and business experience provides us with a unique insight into our sales and marketing activities.

Paul E. Hodges, III

        Paul E. Hodges, III has been a director since April 2010. Mr. Hodges is the Chief Executive Officer of Yottabyte, LLC, a cloud technology platform provider. Mr. Hodges is the former President and Chief Executive Officer of Codespear LLC, an interoperable communications company, which he sold in January 2007. Mr. Hodges has more than 25 years of high-tech experience, specializing in the areas of enterprise computing, networks and integration services. He was previously the President and Chief Executive Officer of Bloomfield Computer Systems, Hewlett Packard's largest Channel Partner in North America. Mr. Hodges has extensive experience as a successful business owner and also provides the board with expertise in matters relating to technology.

Ronald A. Klein

        Ronald A. Klein has been a director since April 2010. Mr. Klein has served as a director and Chief Executive Officer of Origen Financial, Inc. and its predecessor since February 1999. Origen Financial, Inc. is a national consumer manufactured home lender and servicer. Mr. Klein is also actively involved with several closely-held companies in the real estate industry and the technology industry. He is a graduate of the University of Michigan Law School. Mr. Klein's financial acumen and his professional experience in the real estate industry are valuable assets to the board.

David G. Leitch

        David G. Leitch has been a director since January 2011. Mr. Leitch has served as General Counsel and Group Vice President of Ford Motor Company since April 2005, where he leads the company's litigation, tax, corporate and intellectual property efforts and is also responsible for the company's General Auditor's Office. Immediately prior to joining Ford, Mr. Leitch served in the White House as Deputy Counsel to President George W. Bush. From June 2001 through December 2002, Mr. Leitch served as Chief Counsel for the Federal Aviation Administration. He is also a past deputy assistant attorney general in the U.S. Department of Justice, Office of Legal Counsel. From 2006-2012, he was Chair of the Supreme Court Fellows Commission. Mr. Leitch also serves as Chair of the National Chamber Litigation Center board of directors. He is a graduate of the University of Virginia School of Law. Mr. Leitch's professional experience as an attorney provides the board with legal insight, and his strong analytical skills are helpful to the board's ability to manage the affairs of a highly regulated company.

Robert H. Naftaly

        Robert H. Naftaly has been a director since April 2010. Mr. Naftaly is retired as President and Chief Executive Officer of PPOM, an independent operating subsidiary of Blue Cross Blue Shield of Michigan, and as Executive Vice President and Chief Operating Officer of BCBS of Michigan. Previously, Mr. Naftaly served as Vice President and General Auditor of the Detroit Edison Company, and was also the Director of Management and Budget for the State of Michigan. He was a managing partner and founder of Geller & Naftaly, Herbach and Shapiro, a certified public accounting firm. Mr. Naftaly also serves on the board of directors for Sun Communities Inc., and Meadowbrook Inc. He also is a member of the State of Michigan Tax Commission, and he chairs the UAW Retiree Medical Trust VEBA. He is a former director of The PrivateBank—Michigan, a unit of PrivateBancorp, Inc. Mr. Naftaly's expertise in financial and accounting matters for complex organizations provides a valuable resource to the board.

Albert W. Papa

        Albert W. Papa has been a director since April 2010. Mr. Papa has been the Chairman and Chief Executive Officer of Cambridge Consulting Group, one of Michigan's largest privately-held insurance, benefits, and financial services firms with offices in Michigan and New York, since 1985. Mr. Papa focuses much of his time in working with affluent families in developing estate tax reduction and estate tax payment strategies. He also serves as a consultant for a Fortune Global 50 insurance company as well as providing consulting services to financial services and insurance agencies throughout the United States. Mr. Papa is a long-time and active member of the Advanced Association of Life Underwriters and the Oakland County Estate Planning Council. He also sits on the Board of Directors of EARC, a reinsurance company. He is a former director of The PrivateBank—Michigan, a subsidiary of PrivateBancorp, Inc. Mr. Papas expertise in financial and accounting matters as well as his extensive business experience provides the board insight and a unique knowledge of our target customers.

Wilbur L. Ross, Jr.

        Wilbur L. Ross, Jr. has been a director since April 2010. Mr. Ross is an acknowledged industry leader in bankruptcy, restructuring and privatization services, and is one of the leading investors in bankruptcies and out-of-court restructurings. Mr. Ross has assisted in restructuring more than $400 billion of corporate liabilities. Well-known as a skilled negotiator and as an expert in distressed business acquisitions, Mr. Ross has worked on a variety of complex transactions in a broad range of industries. Mr. Ross currently serves on the board of many businesses, including BankUnited, an $11 billion bank headquartered in Florida. He holds an M.B.A. with distinction from Harvard University and an A.B. from Yale University. Mr. Ross's experience both an investor in and member of board of directors of several businesses qualifies him to serve on our board. His experience helps us to identify investment opportunities and manage both growth and risk in our existing business.

Thomas L. Schellenberg

        Thomas L. Schellenberg has been a director since April 2010. Mr. Schellenberg has been a licensed certified public accountant for over 36 years and licensed attorney for 39 years. He was employed by Touche Ross & Co. (now Deloitte) for almost 9 years and served as bank tax expert and tax manager for the Detroit office prior to forming his own CPA firm. Since 1981 he has been President of the tax and business consulting firms of Schellenberg & Bucciero, P.C., Schellenberg & Associates, P.C. and is now a principal of Metzler Locricchio Serra & Co., a certified public accounting firm. Mr. Schellenberg serves on the board of directors of Plastipak Holding Company and its subsidiaries. He is a former director of The PrivateBank—Michigan, a subsidiary of PrivateBancorp, Inc. Mr. Schellenberg's experience as a licensed certified public accountant offers the board financial acumen and analytical skills to help us manage our growth and risk in the existing business.

Arthur A. Weiss

        Arthur A. Weiss has been a director since May 2007. Mr. Weiss is a shareholder and Chairman of the Board of Directors of the law firm of Jaffe, Raitt, Heuer & Weiss, Professional Corporation, where he has practiced law since 1976. He represents business owners, professionals, corporate executives and corporations with stock and asset sales, debt restructurings, mergers and acquisitions and all aspects of taxation. Mr. Weiss has served on the board of directors of Sun Communities, Inc., a publicly traded REIT that owns and operates manufactured housing communities, since 1996. Mr. Weiss's over 35 years of legal experience provides our board not only with legal insight but also a unique perspective of the markets in which we operate.

Compensation Committee Interlocks and Insider Participation

        From January 2011 until October 2011, our compensation committee consisted of Messrs. Papa, Coleman, Ross and Berlin. Effective October 25, 2011, Messrs. Schellenberg and Klein replaced Messrs. Papa and Coleman on the compensation committee. None of them has at any time been an officer or employee of the Company, and none has had any relationship with the Company of the type that is required to be disclosed under Item 404 of Regulation S-K. During 2011, none of our executive officers served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of another entity that had one or more executive officers serving as a member of the board of directors or compensation committee of the Company.

Summary Compensation Table

        The following table sets forth information concerning all compensation awarded to, earned by or paid to our principal executive and our two other most highly compensated executive officers, collectively referred to as "named executive officers" in this prospectus, for all services rendered in all capacities to us and our subsidiaries for the fiscal year ended December 31, 2011.

	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
David T. Provost.	2011	500,000	2,000,000	—	—	—	—	42,110	(2)	2,542,110
Chief Executive Officer and President
Gary Collins	2011	247,500	195,000	—	675,000	—	—	17,831	(3)	1,135,331
Vice Chairman
Gary Torgow	2011	500,000	500,000	—	—	—	—	34,867	(4)	1,034,867
Chairman

(1)
On March 25, 2011, Mr. Collins was granted an option to purchase 300,000 shares of common stock for $6.50 per share. One-third of the shares vest upon the first, second and third anniversaries of the grant date. The amounts included in this column reflect the aggregate grant date fair value of stock option award. The grant date fair value was determined in accordance with FASB ASC Topic 718. The grant date fair value of the stock option is estimated using the Black-Scholes option pricing model. See note 15 of the December 31, 2011 audited consolidated financial statements for an explanation of the assumptions made in valuing these awards.

(2)
Includes country club dues, automobile allowance, and 401(k) contributions by the company.

(3)
Includes country club dues and 401(k) contributions by the company.

(4)
Includes country club dues, 401(k) contributions by the company, and the payment of health insurance premiums.

Employment Agreements with Named Executive Officers

        We currently have employment agreements with Messrs. Provost and Torgow. We have included below descriptions of the current employment agreements for each of these officers.

David T. Provost—President and Chief Executive Officer of the Company and the Bank

        On March 19, 2010, but effective as of January 1, 2010, we entered into an employment agreement with Mr. Provost to serve as President and Chief Executive Officer of the Company and the Bank and Chairman of the Bank. Mr. Provost's employment agreement is for an initial five-year term, and will be automatically renewed for successive one-year terms, unless either party provides 160 days' written notice of termination prior to the expiration of the then-current term. Under the employment agreement, Mr. Provost will receive an annual base salary of $500,000, of which $300,000 shall be paid by the Company and $200,000 shall be paid by the Bank. Mr. Provost's base salary may be increased at the sole discretion of the board of directors upon a recommendation by our Compensation Committee.

        In addition to his base salary, Mr. Provost is eligible to receive an annual incentive bonus, as determined by our board of directors and based on our performance, Mr. Provost's performance, and such other criteria as the board of directors and our Compensation Committee may, from time to time, determine. In 2011, Mr. Provost received a bonus of $1.5 million based on our achievement of certain financial performance metrics sets forth in his employment agreement. Further, under the terms of his employment agreement, Mr. Provost was awarded 850,000 options upon the closing of the April 2010 private placement, with one-third of the shares vesting upon the first, second and third anniversaries of the grant date. Mr. Provost is also eligible to receive future option or restricted stock grants as recommended by our Compensation Committee and approved by the board of directors.

        Mr. Provost's employment agreement provides for life, disability, medical, hospitalization and dental insurance for himself and his dependents as is provided to other executive employees and, he may, at his election, participate in all retirement plans, 401(k) and other benefits plans of the Company generally available to our executives. His employment agreement also entitled him to participate in any equity incentive plan, option plan or other employee benefit plan that is generally available to other senior executives.

        We may terminate Mr. Provost's employment with or without cause, and Mr. Provost may terminate his employment with or without good reason. Mr. Provost is also eligible for certain severance benefits upon a change in control. Further detail on our severance obligations to Mr. Provost, including the definitions of "cause", "good reason" and "change in control," are set forth below under the heading "Potential Payments Upon Termination or Change in Control."

        Mr. Provost's employment agreement also contains provisions related to non-competition and non-solicitation that generally preclude Mr. Provost, for a period of 18 months following the termination of the agreement, from engaging, directly or indirectly, in the operation of a bank in Michigan or any other state in which we or one of our subsidiaries operated a bank during the term of his employment agreement, or from diverting from us any trade or business with any customer or supplier with whom Mr. Provost had contact with during his employment, subject to certain conditions and exceptions.

Gary Torgow—Chairman of the Company

        On March 19, 2010, but effective as of January 1, 2010, we entered into an employment agreement with Mr. Torgow to serve as our Chairman and an executive officer of the Company. Mr. Torgow's employment agreement is for an initial five-year term, and will be automatically renewed for successive one-year terms, unless either party provides 160 days' written notice of termination prior to the expiration of the then-current term. Under the employment agreement, Mr. Torgow will receive an annual base salary of $500,000. Mr. Torgow's base salary may be increased at the sole discretion of the board of directors upon a recommendation by its Compensation Committee.

        In addition to his base salary, Mr. Torgow is eligible to receive an annual incentive bonus, as determined by our board of directors and based on our performance, Mr. Torgow's performance, and such other criteria as the board of directors and our Compensation Committee may, from time to time, determine. In addition, under the terms of his employment agreement, Mr. Torgow was awarded 850,000 options upon the closing of the April 2010 private placement, with one-third of the shares vesting upon the first, second and third anniversaries of the grant date. Mr. Torgow is also eligible to receive future option or restricted stock grants as recommended by our Compensation Committee and approved by the board of directors.

        Mr. Torgow's employment agreement provides for life, disability, medical, hospitalization and dental insurance for himself and his dependents as is provided to other executive employees and, he may, at his election, participate in all retirement plans, 401(k) and other benefits plans of the Company generally available to our executives. His employment agreement also entitled him to participate in any equity incentive plan, option plan or other employee benefit plan that is generally available to other senior executives.

        We may terminate Mr. Torgow's employment with or without cause, and Mr. Torgow may terminate his employment with or without good reason. Mr. Torgow is also eligible for certain severance benefits upon a change in control. Further detail on our severance obligations to Mr. Torgow, including the definitions of "cause", "good reason" and "change in control," are set forth below under the heading "Potential Payments Upon Termination or Change in Control." The non-competition and non-solicitation provisions contained in Mr. Torgow's employment agreement are substantially similar to those contained in Mr. Provost's employment agreement, described above.

Outstanding Equity Awards at 2011 Fiscal Year-End

        The following table provides a summary of equity awards outstanding as of December 31, 2011 for the named executive officers.

	Option Awards							Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
David T. Provost	205,283	(1)	102,641	(1)	—	3.50	11/09/2019	—	—	—	—
	283,333	(2)	566,667	(2)	—	6.00	6/22/2020	—	—	—	—
Gary Collins	8,333	(2)	16,667	(2)	—	6.00	6/22/2020	—	—	—	—
	0		300,000	(3)	—	6.50	3/25/2021	—	—	—	—
Gary Torgow	30,000	(1)	15,000	(1)	—	3.50	11/09/2019	—	—	—	—
	283,333	(2)	566,667	(2)	—	6.00	6/22/2020	—	—	—	—

(1)
One-third of the shares vest upon the first, second and third anniversaries of the grant date of November 9, 2009.

(2)
One-third of the shares vest upon the first, second and third anniversaries of the grant date of June 22, 2010.

(3)
One-third of the shares vest upon the first, second and third anniversaries of the grant date of March 25, 2011.

Potential Payments Upon Termination or Change-in-Control

        Each of the employment agreements for Messrs. Provost and Torgow include certain severance payments upon termination of employment or a change in control of the Company, subject to the executive's execution of a general release and waiver of claims against us or our affiliates. The following discussion addresses such potential payments. The following description of the severance payments apply generally with respect to Messrs. Provost and Torgow, except as specifically noted.

Termination Without Cause by the Company or for Good Reason by the Executive

        Each named executive officer's employment agreement provides that executive's employment may be terminated:

  •
  by either executive or us at any time or for any reason or for no reason upon not less than 60 days prior written notice;

  •
  by us for cause (as defined below) without prior notice;

  •
  by the executive for good reason (as defined below) with prior written notice; and

  •
  upon executive's death or if executive is totally disabled (as defined below).

        For purposes of the employment agreements, "cause" is generally defined to mean the occurrence of any one or more of the following events:

  •
  a material breach of any provision of the employment agreement by executive (after opportunity to cure for 20 days upon receipt of written notice of breach),

  •
  executive's failure or refusal, in any material manner, to perform all lawful services required of him pursuant to his agreement (after opportunity to cure for 20 days upon receipt of written notice of breach),

  •
  executive's commission of fraud, embezzlement or theft, or a crime constituting moral turpitude that renders his continued employment harmful to us,

  •
  executive's misappropriation of Company assets or property, including, without limitation, obtaining reimbursement through fraudulent vouchers or expense reports, or

  •
  executive's conviction or the entry of a plea of guilty or no contest by him with respect to any felony or other crime that adversely affects our reputation or business.

        For purposes of the employment agreements, "good reason" is generally defined to mean the occurrence of any of any one or more of the following events:

  •
  a substantial adverse change in the nature and scope of executive's duties and authority,

  •
  a substantial involuntary reduction in executive's base salary (except for an across-the-board salary reduction similarly affecting all or substantially all employees), or

  •
  the relocation of executive's principal place of employment further than 60 miles from his current principal place of employment.

        With respect to termination by executive for "good reason," executive must give us written notice of the conditions for such termination within 90 days of the executive's knowledge of such conditions and the Company will have 30 days following receipt of such written notice to remedy such conditions.

        If Messrs. Provost's or Torgow's employment is terminated without cause or for good reason, each is entitled to receive (i) any unpaid and accrued base salary, (ii) a lump sum severance payment equal to two times the sum of his then current base salary, and (iii) all of his outstanding stock options would accelerate and become fully vested and exercisable for a period of 90 days following the termination date.

Termination of Employment Due to Death or if Executive is Totally Disabled

        The employment agreements provide for automatic termination of the agreement upon death or if the executive becomes totally disabled. Upon a termination of employment due to death or disability, the officer will receive any earned but unpaid base salary and the executives vested stock options shall continue to be exercisable for a period of 90 days following the date executive's employment is terminated. Total Disability is defined as any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, where executive is unable to engage in substantial gainful activity or he is receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company.

Change in Control

        For purposes of the employment agreements, a "change in control" means (i) a sale of all or substantially all of our assets (whether by merger, consolidation or otherwise), or (ii) any other transaction in which all of our shareholders sell or dispose of their shares in the Company, other than a transaction described in clause (i) or (ii) in which our shareholders immediately prior to such transaction possess, directly or indirectly, 50% or more of our total voting power or another surviving, acquiring or controlling entity immediately following such transaction.

        Upon a change in control, each of Mr. Provost and Mr. Torgow would be entitled to a change in control payment equal to two times the sum of his then current base salary, and all of his outstanding stock options would accelerate and become fully vested and exercisable.

Compensation of Directors for Fiscal Year 2011

        Each director receives an annual cash retainer of $25,000 as compensation for his services as a member of the Board of Directors. The chair of the Audit Committee of the Board of Directors receives an additional cash retainer of $10,000. We pay each director one-fourth of the annual applicable fee on a quarterly basis.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Max A. Berlin	25,000	—	—	—	—	—	25,000
Donald A. Coleman	25,000	—	—	—	—	—	25,000
Paul E. Hodges, III	25,000	—	—	—	—	—	25,000
Ronald A. Klein	25,000	—	—	—	—	—	25,000
David G. Leitch	25,000	—	56,250	—	—	—	81,250
Robert H. Naftaly	35,000	—	—	—	—	—	35,000
Albert W. Papa	25,000	—	—	—	—	—	25,000
Wilbur L. Ross, Jr.	25,000	—	—	—	—	—	25,000
Thomas L. Schellenberg	25,000	—	—	—	—	—	25,000
Arthur A. Weiss	25,000	—	—	—	—	—	25,000

(1)
Reflects the aggregate grant date fair value of stock options awarded during 2011, computed in accordance with FASB ASC Topic 718. The grant date fair value of the stock option is estimated using the Black-Scholes option pricing model. See Note 15 of the December 31, 2011 audited consolidated financial statements for an explanation of the assumptions made in valuing these awards.

        The table below shows the aggregate number of stock options held by non-employee directors as of December 31, 2011.

Name	Stock Options (in Shares)	Grant Date
Max A. Berlin	25,000	06/22/2010
Donald A. Coleman	25,000	06/22/2010
Paul E. Hodges, III	25,000	06/22/2010
Ronald A. Klein	25,000	06/22/2010
David G. Leitch	25,000	02/01/2011
Robert H. Naftaly	25,000	06/22/2010
Albert W. Papa	25,000	06/22/2010
Wilbur L. Ross, Jr.	—	—
Thomas L. Schellenberg	25,000	06/22/2010
Arthur A. Weiss	45,000	11/09/2009
	25,000	06/22/2010

(1)
For each stock option, one-third of the shares vest upon the first, second and third anniversaries of the grant date.

        In addition to the compensation described above, non-employee directors are reimbursed for reasonable business expenses relating to their attendance at meetings of our Board of Directors, including expenses relating to lodging, meals and transportation to and from the meetings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information about the beneficial ownership of our Class A Common Stock as of April 30, 2012 for:

  •
  each person known to us to be the beneficial owner of more than 5% of our Class A Common Stock;

  •
  each named executive officer;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  each selling shareholder.

        Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Talmer Bancorp, Inc., 2301 West Big Beaver Rd., Suite 525, Troy, Michigan 48084. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 47,089,812 shares of Class A Common Stock outstanding as of April 30, 2012 and [    •    ] shares of common stock outstanding after the completion of this offering.

        In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of

April 30, 2012. We, however, did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person.

	Shares of Class A Common Stock Beneficially Owned Before the Offering		Shares of Class A Common Stock Beneficially Owned After the Offering(2)
Name and Address of Beneficial Owner	Number	Percentage	Number	Percentage
Executive Officers and Directors
David T. Provost(3)	1,289,771	2.7%
Gary Collins(4)	298,951	*
Gary Torgow(5)	1,121,457	2.4%
Max A. Berlin(6)	121,852	*
Donald A. Coleman(7)	52,569	*
Paul E. Hodges, III(8)	197,361	*
Ronald A. Klein(9)	96,953	*
David G. Leitch(10)	17,167	*
Robert H. Naftaly(11)	57,606	*
Albert W. Papa(12)	108,316	*
Wilbur L. Ross, Jr.(13)	10,769,112	22.1%
Thomas L. Schellenberg(14)	537,634	*
Arthur A. Weiss(15)	107,819	*
All executive officers and directors as a group (16) persons	15,263,295	31.5%
Greater than 5% Shareholders(1)
Other Selling Shareholders(1)

*
Represents less than 1% of total outstanding shares, including exercisable options and warrants.

(1)
Information for greater than 5% shareholders and selling shareholders will be provided in a pre-effective amendment to this registration statement.

(2)
Assumes the sale of all shares included in this prospectus. Does not include shares of common stock which may be sold pursuant to the underwriters' option to purchase additional shares of Class A Common Stock.

(3)
Includes 118,379 shares owned by Mr. Provost's spouse and currently exercisable options to purchase 771,949 shares of Class A Common Stock.

(4)
Includes 43,068 shares held in trust for the benefit of Mr. Collins, 47,912 shares held in trust for the benefit of his spouse, and 14,592 shares held in trust for the benefit of his children. Mr. Collins is not the trustee for the trusts in which his spouse and children are beneficiaries. Includes currently exercisable options to purchase 116,667 shares of Class A Common Stock.

(5)
Includes 12,500 shares owned by Mr. Torgow's spouse and currently exercisable options to purchase 596,667 shares of Class A Common Stock.

(6)
Includes currently exercisable options to purchase 16,667 shares of Class A Common Stock.

(7)
Includes currently exercisable options to purchase 16,667 shares of Class A Common Stock.

(8)
Includes currently exercisable options to purchase 16,667 shares of Class A Common Stock.

(9)
Includes currently exercisable options to purchase 16,667 shares of Class A Common Stock.

(10)
Includes currently exercisable options to purchase 16,667 shares of Class A Common Stock.

(11)
Includes 40,939 shares owned jointly with Mr. Naftaly's spouse and currently exercisable options to purchase 16,667 shares of Class A Common Stock.

(12)
Includes 91,649 shares owned by Papa Family Investments LLC Includes and currently exercisable options to purchase 16,667 shares of Class A Common Stock.

(13)
Includes 9,000,680 shares of Class A Common Stock and currently exercisable warrants to purchase 1,725,355 shares of Class A Common Stock held by WLR Recovery Fund IV, L.P., and 36,147 shares of Class A Common Stock and currently exercisable warrants to purchase 6,929 shares of Class A Common Stock held by WLR IV Parallel ESC, L.P. (collectively, the "WL Ross Funds"). WLR Recovery Associates IV, LLC is the general partner of WLR Recovery Fund IV, L.P. Invesco WLR IV Recovery Associates, LLC is the general partner of WLR IV Parallel ESC, L.P. Mr. Ross is a member of the investment committee of each WL Ross Fund's general partner, which has investment and voting control over the shares held or controlled by each of the WL Ross Funds. Mr. Ross disclaims beneficial ownership of such shares except for his pecuniary interest therein. Mr. Ross is a member of our board and Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co. LLC., the investment advisor to each of the WL Ross Funds. The address of each of the entities and persons identified in this note is c/o WL Ross & Co. LLC, 1166 Avenue of the Americas, New York, NY 10036.

(14)
Includes 2,500 shares owned jointly with Mr. Schellenberg's spouse and currently exercisable options to purchase 16,667 shares of Class A Common Stock.

(15)
Includes currently exercisable options to purchase 46,667 shares of Class A Common Stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In addition to the director and executive officer compensation arrangements discussed above under "Compensation Discussion and Analysis," the following is a summary of material provisions of various transactions we have entered into with our executive officers, directors (including nominees), 5% or greater shareholders and any of their immediate family members or entities affiliated with them since January 1, 2009. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

Registration Rights Agreements

        In connection with our 2010 and 2012 private placements, we entered into a registration rights agreement, as amended, for the benefit of WLR IV Parallel ESC, L.P. and WLR Recovery Fund IV, L.P. (the "WLR Funds") with respect to our Class A Common Stock sold to the WLR Funds in the private placements. Under the terms of the registration rights agreement, as amended, we agreed to file a shelf registration statement on Form S-1 or such other form under the Securities Act as would allow the WLR Funds to resell shares of common stock acquired in the private placements no later than the 30th day prior to the expiration of any resale restrictions pursuant to any bank regulatory obligation or agreement to which the WLR Funds are subject (the "resale restrictions"). We must use commercially reasonable efforts to cause the registration statement to be declared effective by the SEC as soon practicable, but in no later than 90 days after the filing date. In addition, following the later of (i) any registered public offering of our securities, or (ii) the 30th day prior to the expiration of any resale restrictions, each of the WLR Funds has the right to cause us to file a registration statement on Form S-1 or such other form available to us under the Securities Act with respect to all or a portion of our Class A Common Stock held by the WLR Funds or their affiliates (the "Demand Registration Statement"); provided, that, we will not be required to file more than three such Demand Registration Statements.

        Under the registration rights agreement, if we intend to file a registration statement that provides for the initial public offering of our common stock (an "IPO Registration Statement"), we are required to provide written notice to the WLR Funds. The WLR Funds have "piggy-back" registration rights that permit them to have shares of common stock owned by them included in the IPO Registration Statement upon written notice to us within the prescribed time limit. The ability of the WLR Funds to register shares under the IPO Registration Statement is subject to the terms of the registration rights agreement. The managing underwriter may under certain circumstances limit the number of shares owned by such holders that are included in the offering.

        In addition, concurrently with the closing of our 2012 private placement, we entered into a registration rights agreement for the benefit of our shareholders with respect to our Class A Common Stock sold in our 2010 and 2012 private placements, other than the WLR Funds. Under the terms of the registration rights agreement, we agreed to file with the SEC a shelf registration statement on Form S-1 or such other form under the Securities Act as would allow our shareholders to resell shares of common stock acquired in our private placements no later than (i) June 15, 2012, in the event we have not filed an IPO Registration Statement or (ii) November 7, 2012, in the event we filed an IPO Registration Statement by June 15, 2012, but such IPO Registration Statement had not been declared effective by the SEC by October 31, 2012 (the "Filing Deadline"). We must use commercially reasonable efforts to cause the registration statement to be declared effective by the SEC as soon practicable, but in no later than 120 days after the filing date. The applicable Filing Deadline may be waived or extended in writing by the holders of at least 75% of the shares subject to the registration rights agreement and the WLR Funds

        In addition, if we intend to file an IPO Registration Statement prior to February 21, 2014, we are required to provide written notice to each shareholder holding registrable securities. Such shareholders have "piggy-back" registration rights that permit them to have shares of common stock owned by them included in the IPO Registration Statement upon written notice to us within the prescribed time limit. Each such shareholder's ability to register shares under the IPO Registration Statement is subject to the terms of the registration rights agreement. The managing underwriter may under certain circumstances limit the number of shares owned by such holders that are included in the offering.

Jaffe, Raitt, Heuer & Weiss, Professional Corporation

        The law firm of Jaffe, Raitt, Heuer & Weiss, Professional Corporation acts as our counsel and represents us in various matters. Arthur A. Weiss, one of our directors, is the Chairman of the Board of Directors and a shareholder of such firm. During 2010 and 2011, we paid the law firm approximately $363,000 and $195,000, respectively.

Statement of Policy Regarding Transactions with Related Persons

        Transactions by us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by us with our affiliates) and the Federal Reserve's Regulation O (which governs certain loans by us to our executive officers, directors and principal shareholders). We have adopted policies to comply with these regulatory requirements and restrictions.

Other Relationships

        Certain of our executive officers and directors have, from time to time, engaged in banking transactions with the Bank and are expected to continue such relationships in the future. All loans or other extensions of credit made by the Bank to such individuals were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated third parties and did not involve more than the normal risk of collectability or present other unfavorable features.

DESCRIPTION OF CAPITAL STOCK

        The following descriptions include summaries of the material terms of our articles of incorporation and bylaws. Because it is a summary, it may not contain all the information that is important to you. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the articles of incorporation, as amended, and the second amended and restated bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

        Our articles incorporation authorize us to issue 198,000,000 shares of Class A Common Stock, $1.00 par value per share, 2,000,000 shares of Class B Common Stock, $1.00 par value per share and 20,000,000 shares of preferred stock, $1.00 par value per share. As of April 30, 2012, 47,089,812 shares of Class A Common Stock were issued and outstanding. No shares of Class B Common Stock or preferred stock are currently outstanding.

Common Stock

Class A Common Stock and Class B Common Stock

        Our articles of incorporation provide that, except with respect to voting rights and conversion rights applicable to the Class B Common Stock, the Class A Common Stock and Class B Common Stock will have identical rights, powers, preferences and privileges.

  Voting Power

        Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Class A Common Stock possess all voting power for the election of our directors and all other matters requiring shareholder action. Holders of Class A Common Stock are entitled to one vote per share on matters to be voted on by shareholders. Holders of Class B Common Stock have no voting power and have no right to participate in any meeting of shareholders or to have notice thereof, except as required by applicable law and except that any action that would significantly and adversely alter or change the powers, preference, or rights of the Class B Common Stock would require the approval of the Class B Common Stock voting separately as a class. Except as otherwise provided by law, our articles incorporation or our bylaws or in respect of the election of directors, all matters to be voted on by our shareholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of an election of directors, where a quorum is present a plurality of the votes cast shall be sufficient to elect each director.

  Conversion and Transfer of Class B Common Stock

        Subject to provisions of applicable law, Class B Common Stock is freely transferable but not convertible in the hands of the initial holder. A transferee that receives Class B Common Stock may elect to convert each share of Class B Common Stock into one share of Class A Common Stock in accordance with the provisions set forth in our articles of incorporation.

  Action by Written Consent

        Our articles of incorporation permit shareholder action by written consent by those holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take action at a meeting.

  Dividends

        Holders of Class A Common Stock and Class B Common Stock will be equally entitled to receive such dividends, if any, as may be declared from time to time by our Board of Directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on Class A Common Stock or Class B Common Stock unless the shares of Class A Common Stock and Class B Common Stock at the time outstanding are treated equally and identically, provided that, in the event of a dividend of common stock, shares of Class B Common Stock shall only be entitled to receive shares of Class B Common Stock and shares of Class A Common Stock shall only be entitled to receive shares of Class A Common Stock.

  Liquidation Distribution

        In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of the Class A Common Stock and Class B Common Stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to holders of our common stock, after the rights of the holders of the preferred stock have been satisfied.

  Board of Directors

        Each member of our board of directors is elected annually and serves for a one-year term. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

  Preemptive or Other Rights

        In connection with the closing of the April 2010 private placement, we entered into stock subscription agreements that provide each purchaser with a preemptive right to purchase our equity securities in any subsequent offer or sale of our securities, subject to limited exceptions. The preemptive right will allow each purchaser to purchase a portion of any of our newly issued equity securities in an amount that will enable each purchaser to maintain its pro rata ownership interest in us at the time of our delivery of the notice describing the proposed issuance. The preemptive right expires upon the earlier of (i) an initial public offering of our common stock or (ii), the listing of our common stock on a national securities exchange.

        Our shareholders have no other conversion, preemptive or subscription rights (other than the right of holders of shares of Class B Common Stock to convert such shares into shares of Class A Common Stock as described in Conversion and Transfer of Class B Common Stock above) and there are no sinking fund or mandatory redemption provisions applicable to our common stock.

  Ownership Limitation

        The Company is a bank holding company. A holder of common stock (or group of holders acting in concert) that (i) directly or indirectly owns, controls or has the power to vote more than 5% of the total voting power of the Company, (ii) directly or indirectly owns, controls or has the power to vote 10% or more of any class of voting securities of the Company, (iii) directly or indirectly owns, controls or has the power to vote 25% or more of the total equity of the Company, or (iv) is otherwise deemed to "control" the Company under applicable regulatory standards may be subject to important restrictions, such as prior regulatory notice or approval requirements and applicable provisions of the FDIC Policy.

Preferred Stock

        Our articles of incorporation authorizes our Board of Directors to issue and to designate the terms of one or more new classes or series of preferred stock. The rights with respect to a class or series of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our Board of Directors determines the specific rights attached to that class or series of preferred stock.

Warrants

  Warrants to Purchase Class A Common Stock

        On February 10, 2010, we issued warrants to purchase 38,855 of our Class A Common Stock to certain private investors. These warrants have a strike price of $10.00 per share and expire April 28, 2017. These warrants have a feature that dictates that the warrants only become exercisable after an eligible capital transaction, which is either an initial public offering or a sale of the Company in which the stock of the Company is valued above certain threshold levels.

        In consideration of a portion of the purchase price in our private placement that closed on April 30, 2010, we issued an aggregate of 1,623,162 warrants to purchase shares of our Class A Common Stock to the WLR Funds. The warrants are exercisable for ten years from the date of issuance and have an exercise price of $6.00 per share.

        In consideration for a portion of the purchase price of the initial drawdown in our February 21, 2012 private placement, we issued an aggregate of 109,123 warrants to purchase shares of our Class A Common Stock to the WLR Funds. The warrants are exercisable for ten years from the date of issuance and have an exercise price of $8.00 per share. Under the terms of the Stock Subscription Agreement entered into between us and the WLR Funds dated February 21, 2012, in consideration for a portion of the purchase price of any subsequent drawdown of event driven capital, we will issue at the closing of each such subsequent drawdown, warrants exercisable for the number of shares of Class A Common Stock representing, in the aggregate, 4.0% of the shares of Class A Common Stock sold to all investors in the subsequent drawdown, assuming the exercise in full of the warrants issued in such subsequent drawdown. Any warrants issued in connection with a subsequent drawdown will be exercisable for ten years from the date of issuance and have an exercise price of $8.00 per share.

  Warrants to Purchase Class B Common Stock

        On April 30, 2010, we issued 390,000 warrants to purchase shares of our Class B Common Stock to the FDIC, as consideration for our acquisition of the assets of CF Bancorp. The warrants are exercisable for ten years following the date of issuance and have an exercise price of $6.00 per share. We also granted the FDIC certain piggyback registration rights with respect to the warrant.

        Under the warrant, if a sale of the Company or disposition of substantially all of our assets or an initial public offering has not occur by April 30, 2020, or if an initial public offering has occurred, but the FDIC does not exercise the warrant, then the FDIC can cause us to pay it a cash fee upon the expiration of the warrant or upon the completion of the initial public offering, as applicable, of an amount per share equal to (i) the product of (x) our tangible book value per share of common stock as of the most recent quarter prior to the exercise of this right, and (y) the prevailing average market price to tangible book multiple of the components underlying the SNL Midwest Bank Index at such date, minus (ii) the exercise price per share of the warrant. Upon the payment of the cash fee, the warrant will terminate.

Certain Anti-Takeover Provisions of Michigan Law and our Articles of Incorporation and Bylaws

        Various provisions of the MBCA, our articles of incorporation and our bylaws could have the effect of discouraging, delaying or preventing a third party from accumulating a large block of our stock, engaging in a tender offer and making offers to acquire us, and of inhibiting a change in control, all of which could adversely affect our shareholders' ability to receive a premium for their shares in connection with such a transaction. Such provisions noted below are intended to encourage persons seeking to acquire control of us to negotiate first with our board of directors and to discourage certain types of coercive takeover practices and inadequate takeover bids. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging takeover proposals because, among other things, negotiation of takeover proposals might result in an improvement of their terms. The following paragraphs summarize applicable provisions of the MBCA, our articles of incorporation and our bylaws; for a complete description, we refer you to the MBCA, as well as our articles of incorporation and our bylaws which we have incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Business Combination Act

        Chapter 7A of the MBCA may affect an attempt to acquire control of us. In general, under Chapter 7A, "business combinations" (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an "interested shareholder" (defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation's outstanding shares) can only be consummated if there is an advisory statement by the board of directors and the combination is approved by at least 90% of the votes of each class of the corporation's shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or affiliates, unless five years have elapsed after the person involved became an "interested shareholder" and unless certain price and other conditions are satisfied.

        The board of directors has the power to exempt from the provisions of Chapter 7A business combinations with specifically identified or unidentified interested shareholders. Our board of directors has by resolution irrevocably exempted from the provisions of Chapter 7A business combinations with WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P. and their existing or future Affiliates (as defined in Chapter 7A). Wilbur L. Ross, Jr., one of our directors, is the Chief Executive Officer and Chairman of WL Ross & Co. LLC, the investment advisor to each of WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P.

Authorized but Unissued Shares

        Our authorized but unissued shares common stock and preferred stock are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Blank Check Preferred Stock

        Our board of directors has the authority under our articles of incorporation to issue up to 20,000,000 shares of preferred stock with rights superior to the rights of the holders of common stock without shareholder approval. Our preferred stock could be deemed to have an anti-takeover effect in that, if a hostile takeover situation should arise, shares of preferred stock could be issued to purchasers sympathetic with our management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.

        The effects of the issuance of the preferred stock on the holders of our common stock could include:

  •
  reduction of the amount otherwise available for payments of dividends on our common stock if dividends are payable on the series of preferred stock;

  •
  restrictions on dividends on our common stock if dividends on the series of preferred stock are in arrears;

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  dilution of the voting power of our common stock if the series of preferred stock has voting rights, including a possible "veto" power;

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  dilution of the equity interest of holders of our common stock if the series of preferred stock is convertible, and is converted, into our common stock; and

  •
  restrictions on the rights of holders of our common stock to share in our assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of preferred stock.

Number of Directors; Director Removal and Vacancies

        Our bylaws provide that our board of directors by resolution may fix the size of the board, provided that it consists of not less than three and not more than 20 directors. Currently our board of directors is comprised of 13 directors. Under our bylaws directors may be removed only for cause by shareholders holding at least a majority of the shares issued and outstanding and entitled to vote at a special meeting of the shareholders called for that purpose. In addition, our bylaws provide that a majority of the directors then in office may fill any vacancies in the board of directors, and directors so chosen shall serve for a term expiring at the next annual meeting of shareholders.

        These provisions may restrict the ability of third parties to gain control of the board of directors by permitting the incumbent directors to increase the size of the board and fill the newly-created vacancies, and by limiting the ability of third parties to remove incumbent directors and fill the vacancies created by removal with their own nominees.

No Cumulative Voting

        Under the MBCA shareholders may cumulate votes in the election of directors only if a corporation's articles of incorporation so provide. Our articles of incorporation do not provide for cumulative voting in the election of directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations; Special Meetings

        Our bylaws provide that shareholders seeking to bring business before our annual meeting of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders, must provide timely notice of their intent in writing. To be timely, a shareholder's notice must be delivered to our principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days prior to such anniversary date or delayed by more than 60 days after such anniversary date, then to be timely such notice much be received by us no later than the later of 60 days prior to the date of the meeting or the 10th day following the day on which notice of the date of the annual meeting was mailed or public announcement of the date of the annual meeting is first made by us. Our bylaws also specify certain requirements as to the form and content of a shareholder's notice. These provisions may preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders.

        Under our bylaws shareholders have the right to cause special meetings of shareholders to be held only if shareholders owning at least a majority of our capital stock entitled to vote request such a special meeting in writing. Shareholders that wish to nominate candidates for election to the board of directors at a special meeting must provide timely notice of their intent in writing. To be timely, a shareholder's notice must be delivered to our principal executive offices not later than the 10th day following the date on which notice of the special meeting was mailed or public announcement of the special meeting is first made by us. These provisions may preclude our shareholders from calling special meetings of shareholders or from making nominations for directors at special meetings.

Bylaw Amendments

        Our bylaws may be repealed, altered, amended or rescinded by shareholders only upon approval of at least a majority of the voting power of all the then outstanding shares of our capital stock entitled to vote generally in the election of directors cast at a meeting called for that purpose. Our board of directors also has the authority to repeal alter, amend or rescind our bylaws.

Limitation on Liability and Indemnification of Directors and Officers

        Our articles of incorporation provide that our directors will not be personally liable to us or our shareholders for money damages as a result of such director's acts or omissions while acting in a capacity as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the MBCA as in effect from time to time. The MBCA currently provides that a director's liability may not be eliminated or limited in connection with any of the following: (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) intentional infliction of harm on the corporation or the shareholders; (iii) a violation of Section 551 of the MBCA, which imposes liability on directors in connection with certain dividends and distributions in violation of a corporation's articles of incorporation or the MBCA and certain loans to insiders of the corporation; or (iv) an intentional criminal act. Our articles of incorporation also provide that if the MBCA is amended to authorize the further elimination or limitation of the liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent authorized by the MBCA, as so amended.

        Our bylaws generally provide that we will indemnify our directors and officers against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf if such person acted in good faith and in a manner the person reasonably believed to be in the best interests of us and our shareholders, and with respect to any criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. Our bylaws further provide for the advancement of expenses under certain circumstances, provided that the person seeking indemnification undertakes to repay the amount of any such advance if it is ultimately determined that he or she did not meet the standard of conduct, if any, required by the MBCA for the indemnification of him or her under the circumstances.

        We have entered into indemnification agreements with our directors pursuant to which they are indemnified as described above and will be advanced costs and expenses subject to an undertaking to repay any advanced amounts if it is ultimately determined such director is not entitled to indemnification for such costs and expenses.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent

        American Stock Transfer & Trust Company is the transfer agent and registrar for our Class A Common Stock.

UNDERWRITING

        We and the selling shareholders are offering the shares of Class A Common Stock described in this prospectus through the several underwriters (the "Underwriters") for whom [    •    ] and [    •    ] are acting as representatives. We have entered into an underwriting agreement with the Underwriters, dated [    •    ] (the "Underwriting Agreement"), with respect to the shares of Class A Common Stock being offered. Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number of shares of Class A Common Stock, $1.00 par value per share, listed next to its name in the following table:

Underwriter of Shares of Class A Common Stock	Number

Total

        Our shares of Class A Common Stock are offered subject to a number of conditions, including receipt and acceptance of the shares of Class A Common Stock by the Underwriters and the Underwriters' right to reject any order in whole or in part. The Underwriters are committed to take and pay for all of the shares of Class A Common Stock being offered, if any are taken, other than the shares of Class A Common Stock covered by the option described below unless and until this option is exercised.

        If the Underwriters sell more shares of Class A Common Stock in this offering than the total number set forth in the table above, the Underwriters have an option to buy up to an additional [    •    ] shares of Class A Common Stock from the Company at the initial public offering price, less the underwriting discounts, set forth on the cover page of this prospectus. They may exercise this option in whole or from time to time in part for 30 days from the date of this prospectus. If any shares of Class A Common Stock are purchased pursuant to this option, the Underwriters will severally purchase shares of Class A Common Stock in approximately the same proportion as set forth in the table above.

        The Underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares of Class A Common Stock offered.

        In connection with this offering, certain of the Underwriters or securities dealers may distribute prospectuses electronically.

Discounts

        Shares of Class A Common Stock sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A Common Stock sold by the Underwriters to securities dealers may be sold at a discount of up to $[    •    ] per share from the initial public offering price. Any of these securities dealers may resell any shares of Class A Common Stock purchased from the Underwriters to other brokers or dealers at a discount of up to $[    •    ] per share from the initial public offering price. If all the shares of Class A Common Stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares of Class A Common Stock made outside of the United States may be made by affiliates of the Underwriters.

        The following table shows the per share and total underwriting discounts to be paid to the Underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares of Class A Common Stock:

Paid by Us

	No Exercise	Full Exercise
Per Share Total	$	$

Total	$	$

Paid by the Selling Shareholders

	No Exercise	Full Exercise
Per Share Total	$	$

Total	$	$

        We estimate that the total expenses of this offering payable by us, not including the underwriting discounts, will be approximately $[    •    ].

No sales of similar securities

        We and our officers, directors, and certain existing holders of our outstanding common stock, including the selling shareholders, have agreed with the Underwriters, subject to certain exceptions, not to dispose of or hedge any of our shares of Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement or the material news or material event.

Pricing of the offering

        Prior to this offering, there has been no public market for our shares of Class A Common Stock. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of Class A Common Stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Indemnification and contribution

        We and the selling shareholders have agreed to indemnify the several Underwriters and their affiliates and controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to any payments the Underwriters, their affiliates and their controlling persons may be required to make in respect of those liabilities.

NASDAQ listing

        We intend to apply to list our shares of Class A Common Stock on The NASDAQ Global Market under the symbol "[    •    ]". In order to meet one of the requirements for listing our shares of Class A Common Stock on The NASDAQ Global Market, the Underwriters have undertaken to sell a minimum number of shares of Class A Common Stock to a minimum number of beneficial owners as required by NASDAQ.

Price stabilization, short positions and penalty bid

        In connection with this offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our shares of Class A Common Stock, including:

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  stabilizing transactions;

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  short sales;

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  purchases to cover positions created by short sales;

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  imposition of penalty bids; and

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  syndicate covering transactions.

        Stabilizing transactions consist of bids or purchases of shares of Class A Common Stock made by the Underwriters in the open market prior to the completion of the offering made for the purpose of preventing or retarding a decline in the market price of our shares of Class A Common Stock while this offering is in progress. Short sales involve the sale by the Underwriters of a greater number of shares of Class A Common Stock than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the Underwriters' option to purchase shares of Class A Common Stock described above. The Underwriters may close out any covered short position by either exercising their option to purchase additional shares of Class A Common Stock or purchasing shares of Class A Common Stock in the open market. In determining the source of shares of Class A Common Stock to close out the covered short position, the Underwriters will consider, among other things, the price of shares of Class A Common Stock available for purchase in the open market as compared to the price at which they may purchase additional shares of Class A Common Stock pursuant to the option to purchase additional shares of Class A Common Stock granted to them. "Naked" short sales are any sales in excess of such option. The Underwriters must close out any naked short position by purchasing shares of Class A Common Stock in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the shares of Class A Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A Common Stock made by the Underwriters in the open market prior to the completion of the offering.

        The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of Class A Common Stock sold by or for the account of such Underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the Underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our shares of Class A Common Stock and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our shares of Class A Common Stock. As a result, the price of our shares of Class A Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued

at any time. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise.

Affiliations

        The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The Underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

        In relation to each Member State of the European Economic Area (the "EEA") that has implemented the Prospectus Directive (each a "Relevant Member State") an offer to the public of any shares of Class A Common Stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of the shares of Class A Common Stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

          (a)   at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

          (b)   at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150 natural or legal persons (other than "qualified investors," as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Underwriters; or

          (c)   in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the shares of Class A Common Stock shall result in a requirement for us or the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to the shares of Class A Common Stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Class A Common Stock to be offered so as to enable an investor to decide to purchase the shares of Class A Common Stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        Each Underwriter has agreed that:

          (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the shares of Class A Common Stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

          (b)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of Class A Common Stock in, from or otherwise involving the United Kingdom.

        The shares of Class A Common Stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares of Class A Common Stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of Class A Common Stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A Common Stock may not be circulated or distributed, nor may the shares of Class A Common Stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares of Class A Common Stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares of Class A Common Stock, debentures and units of shares of Class A Common Stock and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares of Class A Common Stock under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        The shares of Class A Common Stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each Underwriter has agreed that it will not offer or sell any shares of Class A Common Stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering there has been no established public market for our common stock. A significant public market for our common stock may never develop or be sustained. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of Class A Common Stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our Class A Common Stock and our ability to raise additional capital through a future sale of securities.

        Upon completion of this offering, we will have [    •    ] shares of Class A Common Stock issued and outstanding (assuming an initial public offering price of $[    •    ] per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses) and no shares of Class B Common Stock issued outstanding. All of the [    •    ] shares of Class A Common Stock sold in this offering (or [    •    ] shares if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us) will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule144 under the Securities Act or are subject to a lock-up agreement (see "Underwriting"). Upon completion of this offering, approximately [    •    ]% of our outstanding common stock (or[    •    ]% if the underwriters' over-allotment option is exercised in full) will be held by "affiliates" as that term is defined in Rule 144 or be subject to a lock-up agreement. These shares held by "affiliates" will be "restricted securities" as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements and the provisions of Rules 144 and 701 under the Securities Act, additional shares will be available for sale as set forth below.

        Form S-8 Registration Statements.    In addition to the issued and outstanding shares of our Class A Common Stock, we intend to file a registration statement on Form S-8 to register an aggregate of [    •    ] shares of Class A Common Stock reserved for issuance under our Equity Incentive Plan. That registration statement will become effective upon filing, and shares of Class A Common Stock covered by such registration statement are eligible for sale in the public market immediately after the effective date of such registration statement.

        Lock-Up Agreements.    See the section entitled "Underwriting" for a description of lock-up agreements in connection with this offering.

        Registration Rights Agreement.    As described under the heading "Certain Relationships and Related Party Transactions—Registration Rights Agreement," in connection with our 2010 and 2012 private placements, we entered into registration rights agreements for the benefit of certain of our shareholders. Under these agreement, we agreed, among other things, to file with the Securities and Exchange Commission shelf registration statements that would allow the shareholders to resell the shares of common stock acquired in our private placement transactions.

        Talmer Bancorp, Inc. 2009 Equity Incentive Plan.    As of April 30, 2012, we have awarded options to purchase 4,856,174 shares of Class A Common Stock under our 2009 Equity Incentive Plan (the

"Equity Incentive Plan"), subject to vesting requirements. We may issue up to an additional 1,736,400 options.

        Warrants.    As of April 30, 2012, we have issued warrants to purchase 1,771,140 shares of Class A Common Stock and 390,000 shares of Class B Common Stock. See the sections entitled "Description of Capital Stock—Common Stock—Warrants" for a description of our outstanding warrants to purchase Class A Common Stock and Class B Common Stock.

LEGAL MATTERS

        Nelson Mullins Riley & Scarborough LLP, Atlanta, Georgia, will pass upon the validity of the shares of our Class A Common Stock offered under this prospectus. [    •    ] will act as counsel to the underwriters.

EXPERTS

        The consolidated financial statements of Talmer Bancorp, Inc. and subsidiaries as of and for the years ended December 31, 2011 and 2010 have been included herein in reliance upon the report of Crowe Horwath LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC through its Electronic Data Gathering and Retrieval System, or EDGAR, a registration statement on Form S-1 under the Securities Act with respect to the offer and sale of our Class A Common Stock pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the SEC and reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement, or other document filed as an exhibit to the registration statement are summaries of the terms of such contracts, agreements, or documents. Reference is made to each such exhibit for a more complete description of the matters involved. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

        As a result of this offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm

        The internet address of our corporate website is http://www.talmerbank.com. The information on our website is not a part of this prospectus and will not be part of any of our periodic or current reports to the SEC.

INDEX TO FINANCIAL STATEMENTS

TALMER BANCORP, INC. AND SUBSIDIARY

Unaudited Consolidated Financial Statements for the Three Months Ended March 31, 2012 and 2011
F-2	Consolidated Balance Sheets
F-3	Consolidated Statements of Income
F-4	Consolidated Statements of Comprehensive Income
F-5	Consolidated Statements of Changes in Shareholders' Equity
F-6	Consolidated Statements of Cash Flows
F-7	Notes to Consolidated Financial Statements
Audited Consolidated Financial Statements for the Years Ended December 31, 2011 and 2010
F-43	Report of Independent Registered Public Accounting Firm
F-44	Consolidated Balance Sheets
F-45	Consolidated Statements of Income
F-46	Consolidated Statements of Changes in Shareholders' Equity
F-47	Consolidated Statements of Cash Flows
F-48	Notes to Financial Statements

Talmer Bancorp, Inc.

Consolidated Balance Sheets

(Dollars in thousands, except per share data)	March 31, 2012	December 31, 2011	March 31, 2011
Assets
Cash & due from banks	$53,276	$32,215	$18,544
Interest-bearing deposits with other banks	36,136	66,442	56,778
Federal funds & other short-term investments	55,000	96,503	37,500

Total cash & cash equivalents	144,412	195,160	112,822
Securities available-for-sale	367,130	223,938	355,790
Federal Home Loan Bank stock	2,820	2,820	8,955
Loans held for sale	4,924	11,081	4,316
Loans:
Commercial and industrial	113,035	101,631	64,761
Commercial real estate	130,059	116,519	82,530
Residential real estate	101,941	95,016	43,012
Real estate construction	2,046	1,518	777
Consumer	7,856	9,021	9,354

Total loans, excluding covered loans	354,937	323,705	200,434
Less: Allowance for loan losses—uncovered	(8,963)	(7,887)	(5,568)

Net loans—excluding covered loans	345,974	315,818	194,866
Covered loans	865,117	912,215	888,645
Less: Allowance for loan losses—covered	(63,011)	(55,352)	(12,249)

Net loans—covered	802,106	856,863	876,396
Net total loans	1,148,080	1,172,681	1,071,262
Premises & equipment	42,257	43,321	26,704
Accrued interest receivable	24,342	20,787	22,007
FDIC indemnification asset	352,089	358,839	340,211
Other real estate owned (covered)	26,047	20,303	21,589
Core deposit intangible	6,974	7,309	7,847
FDIC receivable	12,493	57,407	5,995
Other assets	16,248	9,914	6,646

Total assets	$2,147,816	$2,123,560	$1,984,144

Liabilities
Deposits:
Noninterest-bearing deposits	$363,087	$357,709	$303,071
Interest bearing demand deposits	301,835	293,573	289,989
Money market & savings deposits	536,870	528,832	503,084
Time deposits	495,991	515,485	573,734

Total deposits	1,697,783	1,695,599	1,669,878
FHLB advances	46,216	46,487	—
Federal funds purchased & other short-term borrowings	16,746	15,634	—
Income tax liability	—	11,812	9,197
FDIC clawback liability	20,966	20,648	20,327
FDIC warrants payable	3,264	3,215	3,006
Other liabilities	14,596	8,839	16,857

Total liabilities	1,799,571	1,802,234	1,719,265

Shareholders' equity
Preferred stock—$1.00 par value Authorized—20,000,000 shares at 3/31/2012, 12/31/2011 and 3/31/2011 Issued and outstanding—0 shares at 3/31/2012, 12/31/2011 and 3/31/2011	—	—	—
Common stock:
Class A Voting Common Stock—$1.00 par value Authorized—198,000,000 shares at 3/31/2012, 12/31/2011 and 3/31/2011 Issued and outstanding—47,089,812 shares at 3/31/2012, 44,469,470 shares at 12/31/2011, and 38,955,889 shares at 3/31/2011	47,090	44,469	38,956
Class B Non-Voting Common Stock—$1.00 par value Authorized—2,000,000 shares at 3/31/2012, 12/31/2011 and 3/31/2011 Issued and outstanding—0 shares at 3/31/2012, 12/31/2011 and 3/31/2011	—	—	—
Additional paid-in-capital	220,727	201,628	174,335
Retained earnings	77,369	72,090	51,297
Accumulated other comprehensive income, net of tax	3,059	3,139	291

Total shareholders' equity	348,245	321,326	264,879

Total liabilities & shareholders' equity	$2,147,816	$2,123,560	$1,984,144

See notes to Consolidated Financial Statements.

Talmer Bancorp, Inc.

Consolidated Statements of Income

	Three Months Ended March 31,
(Dollars in thousands, except per share data)	2012	2011
	(Unaudited)	(Unaudited)
Interest income
Interest & fees on loans	$25,744	$27,200
Interest on investments
Taxable	960	1,451
Tax-exempt	691	563

Total interest on securities	1,651	2,014
Interest on interest earning cash balances	35	48
Interest on federal funds & other short term investments	129	32
Dividends on FHLB stock	24	9
FDIC indemnification asset	(1,604)	658

Total interest income	25,979	29,961

Interest Expense
Interest bearing demand deposits	157	182
Money market & savings deposits	287	277
Time deposits	887	1,201
Interest on FHLB advances	184	—
Interest on federal funds purchased & other short-term borrowings	8	—

Total interest expense	1,523	1,660

Net interest income	24,456	28,301
Provision for loan losses—uncovered	1,274	1,242
Provision for loan losses—covered	15,223	356

Net interest income after provision for loan losses	7,959	26,703

Noninterest income
Deposit fee income	1,921	1,564
Mortgage banking and other loan fees	3,926	1,298
Bargain purchase gains	—	12,681
FDIC loss sharing income	13,336	911
Accelerated discount on acquired loans	5,893	(728)
Net gains (losses) on sales of securities	91	(22)
Other income	677	786

Total noninterest income	25,844	16,490
Noninterest expenses
Salary and employee benefits	15,611	12,536
Occupancy and equipment expense	3,368	2,498
Data processing fees	999	991
Professional service fees	1,006	1,822
Marketing expense	474	576
Other employee expense	504	410
Insurance expense	620	966
Other expense	3,351	3,309

Total noninterest expenses	25,933	23,108

Income before income taxes	7,870	20,085
Income tax	2,591	7,429

Net income	$5,279	$12,656

Earnings per share:
Basic	$0.12	$0.32
Diluted	0.11	0.32
Average shares outstanding—basic	45,608,489	38,955,889
Average shares outstanding—diluted	48,258,659	40,042,558

See notes to Consolidated Financial Statements.

Talmer Bancorp, Inc.

Consolidated Statements of Comprehensive Income

	Three Months Ended March 31,
(Dollars in thousands)	2012	2011
	(Unaudited)	(Unaudited)
Net Income	$5,279	$12,656
Other comprehensive income:
Unrealized holding gains (losses) on securities available-for-sale arising during the period	(32)	1,027
Reclassification adjustment for losses (gains) on realized income	(91)	22

Net unrealized gains (losses) on securities available-for-sale	(123)	1,049
Tax effect	43	(367)

Other comprehensive income (loss), net of tax	(80)	682

Total comprehensive income, net of tax	$5,199	$13,338

See notes to Consolidated Financial Statements.

Talmer Bancorp, Inc.

Consolidated Statements of Changes in Shareholders' Equity

	Common Stock
			Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
(In thousands, except for per share data)	Shares	Amount
Balance at December 31, 2010	38,956	$38,956	$173,729	$38,641	$(391)	$250,935
Net income				12,656		12,656
Other comprehensive income					682	682
Stock based compensation expense			606			606

Balance at March 31, 2011	38,956	$38,956	$174,335	$51,297	$291	$264,879

Balance at December 31, 2011	44,469	$44,469	$201,628	$72,090	$3,139	$321,326
Net income				5,279		5,279
Other comprehensive income					(80)	(80)
Stock based compensation expense			772			772
Issuance of 2,621 common shares	2,621	2,621	18,327			20,948

Balance at March 31, 2012	47,090	$47,090	$220,727	$77,369	$3,059	$348,245

See notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
(Dollars in thousands)	2012	2011
Cash flows from operating activities
Net income	$5,279	$12,656
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,268	520
Amortization of core deposit intangibles and loan servicing rights	579	333
Stock-based compensation expense	772	606
Provisions for loan losses	16,497	1,598
Originations of loans held for sale	(74,851)	(61,074)
Proceeds from sales of loans	85,483	75,938
Net gain from sales of loans	(2,113)	(1,291)
Net (gain) loss on sales of available-for-sale securities	(91)	22
Gain on FDIC assisted acquisitions	—	(12,681)
Valuation writedowns on other real estate	866	560
Net decrease in FDIC indemnification asset and receivable	51,665	21,433
Net gain on sales of other real estate owned	(408)	(18)
Net increase in accrued interest receivable and other assets	(10,042)	(8,789)
Net decrease in accrued expenses and other liabilities	(12,082)	(1,599)
Net amortization of securities	403	781
Deferred income tax (benefit) expense	184	(368)
Other, net	282	126

Net cash from operating activities	63,691	28,753

Cash flows from investing activities
Net increase in uncovered loans	(34,044)	(49,497)
Net decrease in covered loans	30,083	53,718
Purchases of available-for-sale securities	(153,842)	(60,367)
Proceeds from:	—
Maturities and redemptions of available-for-sale securities	11,605	31,027
Sales of available-for-sale securities	4,863	850
Sales of other real estate owned	3,250	2,442
Purchases of premises and equipment	(327)	(10,443)
Cash proceeds from FDIC assisted acquisitions	—	69,269

Net cash from investing activities	(138,412)	36,999

Cash flows from financing activities
Net (decrease) increase in deposits	2,184	(104,069)
Repayments of FHLB advances	(270)	—
Increase in other borrowed funds	1,112	—
Proceeds from issuance of common stock	20,948	—

Net cash from financing activities	23,974	(104,069)

Net change in cash and cash equivalents	(50,748)	(38,317)
Beginning cash and cash equivalents	195,160	151,139

Ending cash and cash equivalents	$144,412	$112,822

Supplemental disclosure of cash flow information:
Interest paid	$1,524	$1,698
Income taxes paid	19,100	10,350
Transfer from loans to other real estate owned	9,452	180
Non-cash transactions:
Increase in assets and liabilities in acquisitions:
Securities	—	28,955
FHLB stock	—	1,409
Uncovered loans	—	3,746
Covered loans	—	204,399
Premises and equipment	—	55
FDIC indemnification asset	—	82,284
Other real estate owned (covered)	—	5,698
Core deposit intangible	—	2,355
Other assets	—	733
Deposits	—	385,523
FHLB advances	—	0
Other liabilities	—	700

See notes to Consolidated Financial Statements.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2012

(Unaudited)

1. BASIS OF PRESENTATION

        The accompanying unaudited consolidated financial statements of Talmer Bancorp, Inc. (The Company), previously First Michigan Bancorp, Inc., and its subsidiaries have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the statements do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the Consolidated Financial Statements, primarily consisting of normal recurring adjustments, have been included. The results of operations for the three months ended March 31, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012, or any other interim period. Certain items in prior periods were reclassified to conform to the current presentation.

        For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Consolidated Financial Statements for the year ended December 31, 2011.

2. RECENTLY ADOPTED AND ISSUED ACCOUNTING STANDARDS

        In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, "Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs", which generally aligns the principles of fair value measurements with International Financial Reporting Standards. ASU No. 2011-04 requires expanded disclosure for fair value instruments categorized within Level 3 of the fair value hierarchy to include (1) the valuation processes used; and (2) a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs for fair value measurements and the interrelationships between those unobservable inputs, if any. ASU No. 2011-04 additionally requires disclosure of the categorization by level of the fair value hierarchy for items that are not measured at fair value in the Consolidated Balance Sheets, but for which the fair value is required to be disclosed. The Company adopted the provision of ASU No. 2011-04 as of the first quarter of 2012. The effect of adopting this standard did not have any impact on the Company's financial condition or results of operations. Refer to Note 3, Fair Value, for the additional disclosures required by ASU No. 2011-04.
        In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income" which revises the manner in which entities present comprehensive income in their financial statements. This updated eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity and requires that comprehensive income be presented in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company adopted the provisions of ASU 2011-05 as the first quarter 2012 and has elected to present on an interim basis the components of net income and other comprehensive income in two separate, but consecutive statements. The adoption of the provision of ASU 2011-05 did not have any impact on the Company's financial condition or results of operations.

        The Company is an "emerging growth company", as defined in the Jumpstart Our Business Startups Acts of 2012 (JOBS Act). Section 107(b) of the JOBS Act provides that an emerging growth

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

2. RECENTLY ADOPTED AND ISSUED ACCOUNTING STANDARDS (Continued)

company can take advantage of the extended transition period provided in the Securities Act of 1933 and the Securities Exchange Act of 1934 for complying with new or revised accounting standards. In other words, an emerging growth company may delay the adoption of certain accounting standards until those standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards.

3. FAIR VALUE

        The fair value framework as detailed by FASB ASC Topic 820, "Fair Value Measurement" requires the categorization of assets and liabilities into a three-level hierarchy based on the markets in which the financial instruments are traded and the reliability of the assumptions used to determine fair value. A brief description of each level follows.

          Level 1—Valuation is based upon quoted prices (unadjusted) for identical instruments in active markets.

          Level 2—Valuation is based upon quoted prices for identical or similar instruments in markets that are not active; quoted prices for similar instruments in active markets; or model-based valuation techniques for which all significant assumptions are observable or can be corroborated by observable market data.

          Level 3—Valuation is measured through utilization of model-based techniques that rely on at least one significant assumption not observable in the market. Any necessary unobservable assumptions used reflect estimates of assumption that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques.

        Fair value estimates are based on existing financial instruments and, in accordance with GAAP, do not attempt to estimate the value of anticipated future business or the value of assets and liabilities that are not considered financial instruments. In addition, tax ramifications related to the recognition of unrealized gains and losses, such as those within the investment securities portfolio, can have a significant effect on estimated fair values and, in accordance with GAAP, have not been considered in the estimates. For these reasons, the aggregate fair value should not be considered an indication of the value of the Company.

        Following is a description of the valuation methodologies and key inputs used to measure financial assets and liabilities recorded at fair value, as well as a description of the methods and any significant assumptions used to estimate fair value disclosures for financial assets and liabilities not recorded at fair value in their entirety on a recurring basis. For financial assets and liabilities recorded at fair value, the description includes the level of the fair value hierarchy in which the assets for liabilities are classified. Transfers of asset or liabilities between levels of the fair value hierarchy are recognized at the beginning of the reporting period, when applicable.

        Cash and cash equivalents:    Due to the short-term nature, the carrying amount of these assets approximates the estimated fair value. The Company classifies cash and due from banks as Level 1 and

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

3. FAIR VALUE (Continued)

interest-bearing deposits with other banks and federal funds and other short-term investments as Level 2.

        Available-for-Sale Securities:    Investment securities classified as available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available or the market is deemed to be inactive at the measurement date, fair values are measured utilizing independent valuation techniques of identical or similar investment securities. Third party vendors compile prices from various sources and may apply such techniques as matrix pricing to determine the value of identical or similar investment securities. Level 1 securities include equity securities traded on an active exchange, such as the New York Stock Exchange, and U.S. Treasury securities that are traded in active over-the-counter markets. Level 2 securities include obligations issued by U.S. government-sponsored enterprises, state and municipal obligations, mortgage-backed securities issued by both U.S. government-sponsored enterprises and non-agency enterprises securities, corporate debt securities and Small Business Administration Pools. The fair value of Level 2 securities was determined using quoted prices of securities with similar characteristics or pricing models based on observable market data inputs, primarily interest rates, spreads and prepayment information. Securities classified as Level 3, of which the Company had none at March 31, 2012 or December 31, 2011, represent securities in less liquid markets requiring significant management assumptions when determining fair value.

        FHLB Stock:    Restricted equity securities are not readily marketable and are recorded at cost and evaluated for impairment based on the ultimate recoverability of initial cost. No significant observable market data is available for these instruments. The Company considers the profitability and asset quality of the issuer, dividend payment history and recent redemption experience, when determining the ultimate recoverability of cost. The Company believes its investments in Federal Home Loan Bank (FHLB) stock are ultimately recoverable at cost.

        Loans Held For Sale:    Loans held for sale are carried at fair value based on the Company's election of the fair value option. The fair value is determined by quoted market rates and other market conditions considered relevant. These loans currently consist of one-to-four family residential real estate loans originated for sale to qualified third parties. The Company classifies loans held for sale as recurring Level 2.

        Loans:    The Company does not record loans at fair value on a recurring basis. However, periodically, the Company records nonrecurring adjustments to the carrying value of loans based on fair value measurements. Loans, outside the scope of ASC 310-30, are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreements. Impaired loans are disclosed as nonrecurring fair value measurements when an allowance is established based on the fair value of the underlying collateral. Appraisals for collateral-dependent impaired loans are prepared by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties). These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. The comparable sales approach evaluates the sales price of similar properties in the same market area. This approach is inherently subjective due to

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

3. FAIR VALUE (Continued)

the wide range of comparable sale dates. The income approach considers net operating income generated by the property and the investor's required return. This approach utilizes various inputs including lease rates and cap rates which are subject to judgment. Adjustments are routinely made in the appraisal process by the appraisers to account for differences between the comparable sales and income data available. These adjustments can vary from 0 to 40% depending on the property type, as well as various sales and property characteristics including but not limited to: date of sale, size and condition of facility, quality of construction and proximity to the subject property. Once received, management reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics to determine if additional adjustments should be made. Property values are typically adjusted when management is aware of circumstances, economic changes or other, since the data of the appraisal that would impact the expected selling price. In addition, management adjusts appraised values for expected liquidation costs, generally within a range of 10 to 18%. Such adjustments are usually significant and result in a nonrecurring Level 3 classification.

        Fair values for loans accounted for under FASB ASC Subtopic 310-30 "Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality" (ASC 310-30) are based on a discounted cash flow methodology that considered factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and a discount rate reflecting the Company's assessment of risk inherent in the cash flow estimates. Larger purchased loans are individually evaluated while smaller covered loans are grouped together according to similar characteristics and are treated in the aggregate when determining cash flows. Cash flows expected to be collected on these loans are estimated based upon the expected remaining life of the underlying loans, which includes the effects of estimated prepayments. Fair values for covered loans accounted for under FASB ASC Subtopic 310-20 "Receivables—Nonrefundable fees and Other Costs" (ASC 310-20) are estimated by discounting the estimated future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities or repricing frequency. The Company classifies loans accounted for under ASC 310-30 as Level 3.

        For non-collateral dependent loans excluded from ASC 310-30 accounting , fair value is estimated using a discounted cash flow model. The cash flows take into consideration current portfolio interest rates and repricing characteristics as well as assumptions relating to prepayment speeds. The discount rates take into consideration the current market interest rate environment, a credit risk component based on the credit characteristics of each loan portfolio, and a liquidity premium reflecting the liquidity or illiquidity of the market. The Company classifies non-collateral dependent loans excluded from ASC 310-30 accounting as Level 3.

        Accrued Interest Receivable and Payable:    Due to their short term nature, the carrying amount of these instruments approximates the estimated fair value, therefore, the Company classifies accrued interest receivable as Level 2 and accrued interest payable as Level 1 based on the underlying contracts.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

3. FAIR VALUE (Continued)

        FDIC Indemnification Asset:    The estimated fair value of the Federal Deposit Insurance Corporation ("FDIC") indemnification asset is estimated using projected cash flows related to the loss sharing agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. The Company re-estimates the expected indemnification asset cash flows in conjunction with the periodic re-estimation of cash flows on covered loans accounted for under ASC 310-30. The expected cash flows are discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptivle to significant change. The estmates used in calculating the value of the FDIC indemnficiation asset are reflective of the estimates utilized to determine the estimated fair value of loansaccounted for under ASC 310-30. The Company classifies the estimated fair value of the FDIC indemnification asset as Level 3.

        Other Real Estate Owned—Covered:    Other real estate owned covered by loss share agreements represents property acquired by the Company as part of an acquisition or subsequently through the loan foreclosure or, repossession process, or any other resolution activity that results in partial or total satisfaction of problem covered loans. Foreclosed properties are initially recorded at fair value, less estimated costs to sell, establishing a new cost basis. Subsequently, the assets are valued at the lower of cost or fair value less estimated costs to sell based on periodic valuations performed. Fair value is based upon independent market prices, appraised value or management's estimate of the value, using a single valuation approach or a combination of approaches including comparable sales and the income approach. The comparable sales approach evaluates the sales price of similar properties in the same market area. This approach is inherently subjective due to the wide range of comparable sale dates. The income approach considers net operating income generated by the property and the investor's required return. This approach utilizes various inputs including lease rates and cap rates which are subject to judgment. Adjustments are routinely made in the appraisal process by the appraisers to account for differences between the comparable sales and income data available. These adjustments can vary from 0 to 40% depending on the property type, as well as various sales and property characteristics including but not limited to: date of sale, size and condition of facility, quality of construction and proximity to the subject property. Adjustments are typically significant and result in a Level 3 classification.

        FDIC Receivable:    The FDIC receivable represents claims submitted to the FDIC for reimbursement for which the Company expects to receive payment within 90 days. Due to their short term nature, the carrying amount of these instruments approximates the estimated fair value. The Company classifies the FDIC receivable as Level 2.

        Loan Servicing Rights:    Loan servicing rights are subject to impairment testing. A third party valuation model is used for impairment testing, which utilizes a discounted cash flow analysis using interest rates and prepayment speed assumptions currently quoted for comparable instruments and a discount rate determined by management. If the valuation model reflects a value less than the carrying value, loan servicing rights are adjusted to fair value through a valuation allowance as determined by the model.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

3. FAIR VALUE (Continued)

        At March 31, 2012 the assumptions for residential loan servicing rights included a weighted average ("WA") discount rate of 10.51%, WA cost to service of $55 dollars per year, WA Ancillary income of $45 dollars per year and WA float rate of 0.71%. In regards to commercial and agricultural loan servicing rights, these assumptions included a a weighted average ("WA") discount rate of 20% for both, WA cost to service range of $200 dollars to $467 dollars per year and WA float rate range of 1.50% to 2.60% respectively. Because of the nature of these valuation inputs, the Company classifies loan servicing rights as Level 3.

        Derivative Instruments:    The Company enters into interest rate lock commitments and forward commitments with prospective borrowers, which are carried at fair value on a recurring basis. The fair value of these commitments is based on the fair value of related mortgage loans determined using observable market data. Interest rate lock commitments are adjusted for expectations of exercise and funding. This adjustment is not considered to be a material input. The Company classifies derivatives as recurring Level 2.

        Off-balance Sheet Instruments:    Because commitments to extend credit are typically made using variable rates and have short maturities, the carrying value and fair value are immaterial for disclosure.

        Deposits:    The estimated fair value of demand deposits (e.g., noninterest and interest bearing demand, savings, and certain types of money market accounts) is, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are based on the discounted value of contractual cash flows at current interest rates. The estimated fair value of deposits does not take into account the value of the Company's long-term relationships with depositors, commonly known as core deposit intangibles, which are not considered financial instruments. The Company classifies the estimated fair value of deposits as Level 2.

        FHLB Advances:    The estimated fair value of FHLB advances is based on current interest rates for similar financing. The Company classifies the estimated fair value of FHLB advances as Level 2.

        Short-term borrowings:    Short term borrowings represent federal funds purchased. Due to their short term nature, the carrying amount of these instruments approximates the estimated fair value. The Company classifies the estimated fair value of short-term borrowings as Level 1.

        FDIC Warrants Payable:    FDIC warrants payable represent stock warrants that were issued to the FDIC in connection with the 2011 and 2010 FDIC-assisted acquisitions. These warrants are recorded at net present value based on management estimates used in a discounted pricing model. The inputs into the pricing model includes management's assumption of growth of 8% annualized. The carrying amount of these instruments approximates the estimated fair value. The Company classifies FDIC warrants payable as Level 3.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

3. FAIR VALUE (Continued)

        The following tables present the recorded amount of assets and liabilities measured at fair value, including financial assets and liabilities for which the Company has elected the fair value option, on a recurring basis:

(Dollars in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of March 31, 2012
Available-for-sale securities:
U.S. government sponsored agency obligations	$83,173	$—	$83,173	$—
Obligations of state and political subdivisions:
Taxable	1,078	—	1,078	—
Tax exempt	114,446	—	114,446	—
Small Business Administration (SBA) Pools	5,964	—	5,964	—
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	57,004	—	57,004	—
Privately issued	34,259	—	34,259	—
Other asset-backed securities	10,086	—	10,086	—
Corporate debt securities	60,569	—	60,569	—
Equity securities	551	551	—	—

Total available-for-sale securities	367,130	551	366,579	—
Loans held for sale	4,924	—	4,924	—
Derivative assets	858	—	858	—

Total assets at fair value	$372,912	$551	$372,361	$—

As of December 31, 2011
Available-for-sale securities:
U.S. Treasury securities	$—	$—	$—	$—
U.S. government sponsored agency obligations	33,865	—	33,865	—
Obligations of state and political subdivisions:
Taxable	1,063	—	1,063	—
Tax exempt	87,549	—	87,549	—
Small Business Administration (SBA) Pools	6,656	—	6,656	—
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	46,345	—	46,345	—
Privately issued	36,982	—	36,982	—
Other asset-backed securities	10,938	—	10,938	—
Equity securities	540	540	—	—

Total available-for-sale securities	223,938	540	223,398	—
Loans held for sale	11,081	—	11,081	—
Derivative assets	434	—	434	—

Total assets at fair value	$235,453	$540	$234,913	$—

Derivative liabilities	$199	$—	$199	$—

Total liabilities at fair value	$199	$—	$199	$—

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

3. FAIR VALUE (Continued)

        The Company has elected the fair value option for loans held for sale. These loans are intended for sale and the Company believes that the fair value is the best indicator of the resolution of these loans. Interest income is recorded based on the contractual terms of the loans in accordance with the Company policy on loans held for investment. None of these loans are 90 days past due or on nonaccrual as of March 31, 2012 or December 31, 2011.

        The aggregate fair value, contractual balance (including accrued interest), and gain or loss for loans held for sale was as follows:

(Dollars in thousands)	March 31, 2012	December 31, 2011
Aggregate fair value	$4,924	$11,081
Contractual balance	4,802	10,707
Unrealized gain (loss)	122	374

        There were no transfers between levels within the fair value hierarchy during the three months ended March 31, 2012 or 2011.

        Certain financial assets and liabilities are measured at fair value on a nonrecurring basis. These include assets that are recorded at the lower of cost or fair value that were recognized at fair value below cost at the end of the period.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

3. FAIR VALUE (Continued)

        The following table presents the recorded amount of assets and liabilities measured at fair value on a non-recurring basis:

(Dollars in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of March 31, 2012
Impaired loans:(1)
Uncovered
Commercial and industrial	$299	$—	$—	$299

Total uncovered impaired loans	299	—	—	299
Covered
Commercial and industrial	113	—	—	113
Commercial real estate	12,856	—	—	12,856
Residential real estate	71	—	—	71
Real estate construction	1,622	—	—	1,622

Total covered impaired loans	14,662	—	—	14,662

Total impaired loans	14,961	—	—	14,961
Other real estate owned (covered)(2)	4,347	—	—	4,347

Total	$19,308	$—	$—	$19,308

As of December 31, 2011
Impaired loans:(1)
Uncovered
Commercial and industrial	$273	$—	$—	$273

Total uncovered impaired loans	273	—	—	273
Covered
Commercial and industrial	113	—	—	113
Commercial real estate	2,940	—	—	2,940

Total covered impaired loans	3,053	—	—	3,053

Total impaired loans	3,326	—	—	3,326
Other real estate owned (covered)(2)	2,954	—	—	2,954
Loan servicing rights:(3)	3,685	—	—	3,685

Total	$9,965	$—	$—	$9,965

(1)
Specific reserves of $7.1 million and $2.5 million were provided to reduce the fair value of these loans at March 31, 2012 and December 31, 2011, respectively, based on the estimated fair value of the underlying collateral.

(2)
The Company charged $886 thousand and $1.1 million through other noninterest expenses during the three months ended March 31, 2012 and the year ended December 31, 2011, respectively, to reduce the fair value of these properties. These expenses were partially offset by FDIC loss sharing income recorded due to the associated loss share coverage.

(3)
The Company charged $582 thousand through mortgage banking and other loan fees during the year ended December 31, 2011 to reduce the fair value of loan servicing rights.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

3. FAIR VALUE (Continued)

        The Company typically holds the majority of its financial instruments until maturity and thus does not expect to realize many of the estimated fair value amounts disclosed. The disclosures also do not include estimated fair value amounts for items that are not defined as financial instruments, but which have significant value. These include such items as core deposit intangibles, the future earnings potential of significant customer relationships and the value of fee generating businesses. The Company believes the imprecision of an estimate could be significant.

        The following tables present the carrying amount and estimated fair values of financial instruments not recorded at fair value in their entirety on a recurring basis on the Company's consolidated balance sheets.

		Estimated Fair Value
	Carrying Value
(Dollars in thousands)		Total	Level 1	Level 2	Level 3
March 31, 2012
Financial assets:
Cash and cash equivalents	$144,412	$144,412	$53,276	$91,136	$—
Federal Home Loan Bank stock	2,820	N/A
Net loans, excluding covered loans(1)	345,974	356,000	—	—	356,000
Net covered loans(2)	802,106	857,679	—	—	857,679
Accrued interest receivable	24,342	24,342	—	24,342	—
FDIC indemnification asset	352,089	345,514	—	—	345,514
FDIC receivable	12,493	12,493	—	12,493	—
Financial liabilities:
Deposits:
Savings and demand deposits	$1,201,792	$1,201,792	$—	$1,201,792	$—
Time deposits	495,991	497,458	—	497,458	—

Total deposits	1,697,783	1,699,250	—	1,699,250	—
FHLB Advances	46,216	47,366	—	47,366	—
Short term borrowings	16,746	16,746	16,746	—	—
FDIC warrants payable	3,264	3,264	—	—	3,264
Accrued interest payable	376	376	376	—	—

(1)
Included $299 thousand of impaired loans recorded at fair value on a nonrecurring basis.

(2)
Included $14.7 million of impaired loans recorded at fair value on a nonrecurring basis.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

3. FAIR VALUE (Continued)

		Estimated Fair Value
	Carrying Value
(Dollars in thousands)		Total	Level 1	Level 2	Level 3
December 31, 2011
Financial assets:
Cash and cash equivalents	$195,160	$195,160	$32,215	$162,945	$—
Federal Home Loan Bank stock	2,820	N/A
Net loans, excluding covered loans(1)	315,818	324,488	—	—	324,488
Net covered loans(2)	856,863	926,254	—	—	926,254
Accrued interest receivable	20,787	20,787	—	20,787	—
FDIC indemnification asset	358,839	351,476	—	—	351,476
FDIC receivable	57,407	57,407	—	57,407	—
Loan servicing rights(3)	3,803	3,829	—	—	3,829
Financial liabilities:
Deposits:
Savings and demand deposits	$1,180,114	$1,180,114	$—	$1,180,114	$—
Time deposits	515,485	517,104	—	517,104	—

Total deposits	1,695,599	1,697,218	—	1,697,218	—
FHLB Advances	46,487	52,943	—	52,943	—
Short term borrowings	15,634	15,634	15,634	—	—
FDIC warrants payable	3,215	3,215	—	—	3,215
Accrued interest payable	376	376	376	—	—

(1)
Included $273 thousand of impaired loans recorded at fair value on a nonrecurring basis.

(2)
Included $3.1 million of impaired loans recorded at fair value on a nonrecurring basis.

(3)
Included $3.7 million of loan servicing rights recorded at fair value on a nonrecurring basis.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

4. SECURITIES

        A summary of the Company's investment securities available-for-sale is as follows:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
March 31, 2012
U.S. government sponsored agency obligations	$83,672	$69	$(568)	$83,173
Obligations of state and political subdivisions:
Taxable	945	133	—	1,078
Tax exempt	110,638	4,235	(427)	114,446
Small Business Administration (SBA) Pools	5,754	210	—	5,964
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	56,615	484	(95)	57,004
Privately issued	34,195	267	(203)	34,259
Other asset-backed securities	10,057	29	—	10,086
Corporate debt securities	60,029	621	(81)	60,569
Equity securities	518	33	—	551

Total available-for-sale securities	$362,423	$6,081	$(1,374)	$367,130

December 31, 2011
U.S. government sponsored agency obligations	$33,808	$95	$(38)	$33,865
Obligations of state and political subdivisions:
Taxable	945	118	—	1,063
Tax exempt	82,956	4,600	(7)	87,549
SBA Pools	6,422	234	—	6,656
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	46,036	314	(5)	46,345
Privately issued	37,482	25	(525)	36,982
Other asset-backed securities	10,942	—	(4)	10,938
Equity securities	518	22	—	540

Total available-for-sale securities	$219,109	$5,408	$(579)	$223,938

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

4. SECURITIES (Continued)

        Proceeds from the sale and call of securities and the associated gains and losses recorded in earnings are listed below:

	Three Months Ended March 31,
(Dollars in thousands)	2012	2011
Proceeds	$4,863	$850
Gross gains	91	—
Gross losses	—	(22)

        The amortized cost and fair value of debt securities by contractual maturity at March 31, 2012 are shown below. Contractual maturity is utilized for U.S. Treasury securities, U.S. Government agency debt obligations, obligations of state and political subdivisions and corporate debt securities. Securities with multiple maturity dates are classified in the period of final maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	March 31, 2012
(Dollars in thousands)	Amortized Cost	Fair Value
Securities with contractual maturities:
Within one year	$621	$625
After one year through five years	61,239	62,001
After five years through ten years	149,161	151,102
After ten years	150,884	152,851
Equity securities	518	551

Total available-for-sale securities	$362,423	$367,130

        Securities with amortized cost of $63.3 million and $59.8 million were pledged at March 31, 2012 and December 31, 2011, respectively, to secure other liabilities.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

4. SECURITIES (Continued)

        A summary of the Company's investment securities available-for-sale in an unrealized loss position is as follows:

	Less than 12 Months		More than 12 Months		Total
(Dollars in thousands)	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
March 31, 2012
U.S. government sponsored agency obligations	$54,167	$568	$—	$—	$54,167	$568
Obligations of state and political subdivisions:
Tax exempt	28,576	427	—	—	28,576	427
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	16,204	95	—	—	16,204	95
Privately issued	7,716	33	17,083	170	24,799	203
Corporate debt securities	19,638	81	—	—	19,638	81

Total available-for-sale securities	$126,301	$1,204	$17,083	$170	$143,384	$1,374

December 31, 2011
U.S. government sponsored agency obligations	$9,778	$38	$—	$—	$9,778	$38
Obligations of state and political subdivisions:
Tax exempt	1,276	7	—	—	1,276	7
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	1,668	3	1,446	2	3,114	5
Privately issued	27,666	404	7,434	121	35,100	525
Other asset-backed securities	10,074	4	—	—	10,074	4

Total available-for-sale securities	$50,462	$456	$8,880	$123	$59,342	$579

        As of March 31, 2012, the Company's security portfolio consisted of 220 securities, 73 of which were in an unrealized loss position. The unrealized losses for these securities resulted primarily from changes in interest rates and, to a lesser extent, illiquidity and credit quality. The Company expects full collection of the carrying amount of these securities and does not intend to sell the securities in an unrealized loss position nor does it believe it will be required to sell securities in an unrealized loss position before the value is recovered. The Company does not consider these securities to be other-than-temporarily impaired at March 31, 2012.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

4. SECURITIES (Continued)

        The majority of unrealized losses are related to the Company's U.S. government sponsored agency obligations and tax exempt obligations of state and political subdivisions. At March 31, 2012, the combination of these security asset class holdings in an unrealized loss position had an estimated fair value of $82.7 million with gross unrealized losses of $995 thousand. The stated final or expected maturities of securities in these asset classes tend to be representative of the longer end of the maturity range within the total investment portfolio makeup and, as such, are generally more sensitive to changes in fair value relative to changes in their benchmark U.S. Treasury interest rates. Unrealized losses in these asset classes were generally encompassed in positions newly purchased during the quarter ended March 31, 2012, which fair values were negatively impacted by a subsequent increase in benchmark U.S. Treasury rates prior to the end of the quarter.

5. LOANS

        Commercial and industrial loans include financing for commercial purposes in various line of businesses, including manufacturing industry, agricultural, service industry and professional service areas. The Company works with businesses to meet their shorter term working capital needs while also providing long-term financing for their business plans. Credit risk is managed through standardized loan policies, established and authorized credit limits, centralized portfolio management and the diversification of market area and industries. The overall strength of the borrower is evaluated through the credit underwriting process and includes a variety of analytical activities including the review of historical and projected cash flows, historical financial performance, financial strength of the principals and guarantors, and collateral values, where applicable. Commercial and industrial loans are generally secured with the assets of the company and/or the personal guarantee of the business owners.

        Commercial real estate loans consist of term loans secured by a mortgage lien on the real property such as apartment buildings, office and industrial buildings, retail shopping centers, and farmland. The credit underwriting for both owner-occupied and non-owner occupied commercial real estate loans includes detailed market analysis, historical and projected cash flow analysis, appropriate equity margins, assessment of lessees and lessors, type of real estate and other analysis. Risk of loss is managed by adherence to standard loan policies that establish certain levels of performance prior to the extension of a loan to the borrower. Geographic diversification, as well as a diversification across industries, is another means by which the risk of loss is managed by the Company.

        Residential real estate loans represent loans to consumers for the purchase or refinance of a residence. These loans are generally financed over a 15 to 30 year term, and in most cases, are extended to borrowers to finance their primary residence. The majority of these loans originated by the Company conform to secondary market underwriting standards and is sold within a short timeframe to unaffiliated third parties. The credit underwriting standards adhere to a certain level of documentation, verifications, valuation, and overall credit performance of the borrower. Residential real estate loans also include home equity loans and line of credit that are secured by a first- or second-lien on the borrower's residence. Home equity lines of credit consist mainly of revolving lines of credit secured by residential real estate. Home equity lines of credit are generally governed by the same lending policies and subject to the same credit risk as described previously for residential real estate loans.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

5. LOANS (Continued)

        Real estate construction loans are term loans to individuals, companies or developers used for the construction of a commercial or residential property for which repayment will be generated by the sale or permanent financing of the property. Generally, these loans are for construction projects that have been either presold, preleased, or have secured permanent financing, as well as loans to real estate companies with significant equity invested in the project.

        Consumer loans include loans made to individuals not secured by real estate, including loans secured by automobiles or watercraft, and personal unsecured loans. Risk elements in the consumer loan portfolio are primarily focused on the borrower's cash flow and credit history, key indicators of the ability to repay and borrower credit scores. A certain level of security is provided through liens on automobile or watercraft titles, where applicable. Economic conditions that affect consumers in the Company's markets have a direct impact on the credit quality of these loans. Higher levels of unemployment, lower levels of income growth and weaker economic growth are factors that may adversely impact consumer loan credit quality.

        Loans at March 31, 2012 and December 31, 2011 were as follows:

	Covered loans			Uncovered loans
(Dollars in thousands)	Accounted for under ASC 310-30	Excluded from ASC 310-30 accounting	Total covered loans	Accounted for under ASC 310-30	Excluded from ASC 310-30 accounting	Total uncovered loans	Total
March 31, 2012
Commercial and industrial	$107,046	$55,563	$162,609	$354	$112,681	$113,035	$275,644
Commercial real estate	430,103	45,122	475,225	5,563	124,496	130,059	605,284
Residential real estate	141,631	27,896	169,527	13	101,928	101,941	271,468
Real Estate construction	36,216	3,271	39,487	—	2,046	2,046	41,533
Consumer	18,106	163	18,269	4,857	2,999	7,856	26,125

Total	$733,102	$132,015	$865,117	$10,787	$344,150	$354,937	$1,220,054	(a)

December 31, 2011
Commercial and industrial	$122,763	$44,597	$167,360	$271	$101,360	$101,631	$268,991
Commercial real estate	469,196	38,758	507,954	5,445	111,074	116,519	624,473
Residential real estate	149,466	26,253	175,719	26	94,990	95,016	270,735
Real Estate construction	39,728	1,938	41,666	—	1,518	1,518	43,184
Consumer	19,434	82	19,516	5,003	4,018	9,021	28,537

Total	$800,587	$111,628	$912,215	$10,745	$312,960	$323,705	$1,235,920	(a)

(a)
Reported net of deferred fees and costs totaling $431 thousand and $39 thousand at March 31, 2012 and December 31, 2011, respectively.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

5. LOANS (Continued)

Nonperforming Assets and Past Due Loans

        Nonperforming assets consist of loans for which the accrual of interest has been discontinued, and property which has been acquired through the acquisitions of CF Bancorp, First Banking Center, Peoples State Bank or Community Central Bank or through foreclosure and is awaiting disposition (other real estate).

        Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. Loans outside of those accounted for under ASC 310-30 are classified as nonaccrual when, in the opinion of management, collection of principal or interest is doubtful. The accrual of interest income is discontinued when a loan is placed in nonaccrual status and any payments received reduce the carrying value of the loan. A loan may be placed back on accrual status if all contractual payments have been received and collection of future principal and interest payments is no longer doubtful. Loans accounted for under ASC 310-30 are classified as performing, even though they may be contractually past due, as any nonpayment of contractual principal or interest is considered in the periodic re-estimation of expected cash flows and is included in the resulting recognition of current period covered provision for loan losses or future yield adjustments.

        Information as to nonperforming assets was as follows:

(Dollars in thousands)	March 31, 2012	December 31, 2011
Uncovered nonperforming assets
Nonaccrual loans
Commercial and industrial	$1,404	$795
Commercial real estate	26	—
Residential real estate	1,152	1,320

Total nonaccrual loans	2,582	2,115
Other real estate	—	—

Total uncovered nonperforming assets	2,582	2,115
Covered nonperforming assets
Nonaccrual loans
Commercial and industrial	$3,827	$2,094
Commercial real estate	3,465	782
Residential real estate	526	126
Real estate construction	786	4

Total nonaccrual loans	8,604	3,006
Other real estate	26,047	20,303

Total covered nonperforming assets	34,651	23,309

Total nonperforming assets	$37,233	$25,424

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

5. LOANS (Continued)

        Loan delinquency, excluding loans accounted for under ASC 310-30 was as follows:

	As of March 31, 2012
(Dollars in thousands)	30 - 59 days past due	60 - 89 days past due	90 days or more past due	Total past due	Current	Total loans	90 days or more past due and still accruing
Uncovered loans, excluding loans accounted for under ASC 310-30
Commercial and industrial	$72	$—	$243	$315	$112,366	$112,681	$—
Commercial real estate	29	—	394	423	124,073	124,496	372
Residential real estate	1	—	1,152	1,153	100,775	101,928	—
Real estate construction	—	—	—	—	2,046	2,046	—
Consumer	21	—	—	21	2,978	2,999	—

Total	$123	$—	$1,789	$1,912	$342,238	$344,150	$372

Covered loans, excluding loans accounted for under ASC 310-30
Commercial and industrial	$1,939	$745	$7,972	$10,656	$44,907	$55,563	$4,146
Commercial real estate	2,417	90	4,107	6,614	38,508	45,122	652
Residential real estate	146	15	579	740	27,156	27,896	53
Real estate construction	11	—	1,372	1,383	1,888	3,271	586
Consumer	2	3	25	30	133	163	26

Total	$4,515	$853	$14,055	$19,423	$112,592	$132,015	$5,463

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

5. LOANS (Continued)

	As of December 31, 2011
(Dollars in thousands)	30 - 59 days past due	60 - 89 days past due	90 days or more past due	Total past due	Current	Total loans	90 days or more past due and still accruing
Uncovered loans, excluding loans accounted for under ASC 310-30
Commercial and industrial	$539	$58	$—	$597	$100,763	$101,360	$—
Commercial real estate	10	19	—	29	111,045	111,074	—
Residential real estate	—	333	1,320	1,653	93,337	94,990	—
Real estate construction	—	—	—	—	1,518	1,518	—
Consumer	—	30	—	30	3,988	4,018	—

Total	$549	$440	$1,320	$2,309	$310,651	$312,960	$—

Covered loans, excluding loans accounted for under ASC 310-30
Commercial and industrial	$789	$569	$5,337	$6,695	$37,902	$44,597	$4,040
Commercial real estate	1,155	445	1,655	3,255	35,503	38,758	873
Residential real estate	347	47	—	394	25,859	26,253	—
Real estate construction	556	—	4	560	1,378	1,938	—
Consumer	—	—	—	—	82	82	84

Total	$2,847	$1,061	$6,996	$10,904	$100,724	$111,628	$4,997

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

5. LOANS (Continued)

Impaired Loans

        Information as to total impaired loans is as follows:

(Dollars in thousands)	March 31, 2012	December 31, 2011
Uncovered
Nonaccrual loans	$2,582	$2,115
Performing troubled debt restructurings:
Commercial real estate	4	55

Total performing troubled debt restructurings	4	55

Total uncovered impaired loans	$2,586	$2,170

Covered
Nonaccrual loans	$8,604	$3,006
Performing troubled debt restructurings:	—	—
Commercial and industrial	4,135	4,137
Commercial real estate	22,870	11,081
Residential real estate	3,026	2,689
Real estate construction	1,020	382

Total performing troubled debt restructurings	31,051	18,289

Total covered impaired loans	$39,655	$21,295

Troubled Debt Restructurings

        The Company assesses all loan modifications to determine whether a modification constitutes a troubled debt restructuring ("TDR"). A modification is considered a TDR when a borrower is experiencing financial difficulties and the Company grants a concession to the borrower. All TDRs are considered impaired loans. The nature and extent of impairment of TDRs, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance for loan losses.

        As of March 31, 2012, there were $5.7 million of nonperforming TDRs and $31.1 million of performing TDRs included in impaired loans. All TDRs are considered impaired loans in the calendar year of their restructuring. In subsequent years, a restructured obligation modified at a market rate and compliant with its modified terms for a minimum period of six months is no longer reported as a TDR. A loan that has been modified at a rate other than market will return to performing status if it satisfies the six month performance requirement; however, it will continue to be reported as a TDR and considered impaired.

        The following table presents the recorded investment of loans modified in TDRs during the three months ended March 31, 2012 by type of concession granted. In cases where more than one type of concession was granted, the loans were categorized based on the most significant concession. For the three months ended March 31, 2011, there were no loans modified qualifying as TDRs. The Company

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

5. LOANS (Continued)

reassessed all loan modifications made during the full year 2011 upon adoption of FASB Accounting Standards Update No. 2011-02, "Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring") during the fourth quarter of 2011.

(Dollars in thousands)	Principal deferral	Interest rate	Forbearance agreement	Total number of loans	Total recorded investment at March 31, 2012
Covered
Commercial and industrial	$—	$679	$170	8	$849
Commercial real estate	11	1,192	5,881	18	7,084
Residential real estate	129	476	—	9	605
Real estate construction	128	548	—	2	676

Total covered	$268	$2,895	$6,051	37	$9,214

        Purchase credit impaired loan are accounted for individually by the Company under ASC 310-30. When the Company modifies a loan that qualifies as a TDR that is individually accounted for under ASC 310-30, the Company is required to remove the loan from ASC 310-30 accounting and then account for as a TDR under ASC 310-40. Accounting for the TDR under ASC 310-40 results in a reclassification of discount on the purchased credit impaired loan from the loan value to an allowance for loan loss. In the first quarter 2012, approximately $6.0 million of allowance for loan loss for covered loans was established for these TDRs, resulting from an approximate $5.6 million reclassification and $400 thousand in additional allowance for loan loss recorded. For loans modified as TDRs during the first quarter of 2012 that were not previously accounted for under ASC 310-30, there was no impact on the allowance for loan losses at March 31, 2012 as a result of the loan modifications. Additionally, none of the modifications involved forgiveness of principal.

        On an ongoing basis, the Company monitors the performance of TDRs to their modified terms. The following table presents the number of loans modified in TDRs during the previous 12 months for which there was payment default during the three months ended March 31, 2012, including the recorded investment as of March 31, 2012. There were no payment defaults subsequent to modification on uncovered TDRs during the three months ended March 31, 2012.

(Dollars in thousands)	Total number of loans	Total recorded investment at March 31, 2012
Covered
Commercial and industrial	1	$12
Commercial real estate	1	1,045
Residential real estate	1	24
Real estate construction	1	452

Total covered	4	$1,533

Total loans	4	$1,533

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

5. LOANS (Continued)

        For the three months ended March 31, 2012, the Company charged-off $263 thousand related to TDRs with payment defaults subsequent to modification in the covered commercial and industrial loan portfolio.

        At March 31, 2011, commitments to lend additional funds to borrowers whose terms have been modified in TDRs totaled $1.8 million.

        The terms of certain other loans were modified during the three months ending March 31, 2012 that did not meet the definition of a troubled debt restructuring. The modification of these loans generally involved a modification of the terms of a loan to borrowers who were not deemed to be experiencing financial difficulties. The evaluation of whether or not a borrower is deemed to be experiencing financial difficulty is completed during loan committee meetings at the time of the loan approval.

Credit Quality Indicators

        Credit risk monitoring and management is a continuous process to manage the quality of the loan portfolio.

        The Company categorizes commercial and industrial, commercial real estate and real estate construction loans into risk categories based on relevant information about the ability of borrowers to service their debt including, current financial information, historical payment experience, credit documentation and current economic trends, among other factors. The risk rating system is used as a tool to analyze and monitor loan portfolio quality. Risk ratings meeting an internally specified exposure threshold are updated annually, or more frequently upon the occurrence of a circumstance that affects the credit risk of the loan. The following describes each risk category:

          Pass:     Includes all loans without weaknesses or potential weaknesses identified in the categories of special mention, substandard or doubtful.

          Special Mention:     Loans with potential credit weakness or credit deficiency, which, if not corrected, pose an unwarranted financial risk that could weaken the loan by adversely impacting the future repayment ability of the borrower.

          Substandard:     Loans with a well-defined weakness, or weaknesses, such as loans to borrowers who may be experiencing losses from operations or inadequate liquidity of a degree and duration that jeopardizes the orderly repayment of the loan. Substandard loans also are distinguished by the distinct possibility of loss in the future if these weaknesses are not corrected.

          Doubtful:     Loans with all the characteristics of a loan classified as Substandard, with the added characteristic that credit weaknesses make collection in full highly questionable and improbable.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

5. LOANS (Continued)

        Commercial and industrial, commercial real estate and real estate construction credit quality was as follows:

	As of March 31, 2012
(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Uncovered loans
Commercial and industrial	$106,381	$5,031	$219	$1,404	$113,035
Commercial real estate	121,692	5,652	2,689	26	130,059
Real estate construction	2,046	—	—	—	2,046

Total	$230,119	$10,683	$2,908	$1,430	$245,140

Covered loans
Commercial and industrial	$87,791	$25,428	$45,563	$3,827	$162,609
Commercial real estate	237,091	60,139	174,530	3,465	475,225
Real estate construction	10,825	3,758	24,118	786	39,487

Total	$335,707	$89,325	$244,211	$8,078	$677,321

	As of December 31, 2011
(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Uncovered loans
Commercial and industrial	$95,821	$3,435	$1,580	$795	$101,631
Commercial real estate	109,195	2,828	4,496	—	116,519
Real estate construction	1,518	—	—	—	1,518

Total	$206,534	$6,263	$6,076	$795	$219,668

Covered loans
Commercial and industrial	$90,384	$23,814	$51,068	$2,094	$167,360
Commercial real estate	255,338	73,779	178,055	782	507,954
Real estate construction	13,679	2,885	25,098	4	41,666

Total	$359,401	$100,478	$254,221	$2,880	$716,980

        For residential real estate loans and consumer loans, the Company evaluates credit quality based on the aging status of the loan and by payment activity. Residential real estate loans and consumer

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

5. LOANS (Continued)

loans are considered nonperforming if 90 days or more past due. The following presents residential real estate and consumer loans by credit quality:

	As of March 31, 2012
(Dollars in thousands)	Performing	Nonperforming	Total
Uncovered loans
Residential real estate	$100,789	$1,152	$101,941
Consumer	7,856	—	7,856

Total	$108,645	$1,152	$109,797

Covered loans
Residential real estate	$169,001	$526	$169,527
Consumer	18,269	—	18,269

Total	$187,270	$526	$187,796

	As of December 31, 2011
(Dollars in thousands)	Performing	Nonperforming	Total
Uncovered
Residential real estate	$93,696	$1,320	$95,016
Consumer	9,021	—	9,021

Total	$102,717	$1,320	$104,037

Covered loans
Residential real estate	$175,593	$126	$175,719
Consumer	19,516	—	19,516

Total	$195,109	$126	$195,235

Covered loan discounts

        Substantially all loans acquired in the CF Bancorp and First Banking Center acquisitions during the year 2010 and the Peoples State Bank and Community Central Bank acquisitions during the year 2011 are covered by loss sharing agreements with the FDIC, whereby the FDIC reimburses the Bank for the 80% of losses incurred. These loans were recorded at their estimated fair value as of the acquisition date. Generally the determination of the fair value of the loans resulted in a significant write-down in the value of the loans, which was assigned to an accretable or nonaccretable difference. The accretable difference is recognized as interest income over the expected remaining term of the loan.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

5. LOANS (Continued)

        Changes in the carrying amount of accretable differences for purchased loans for the quarters ended March 31 were as follows:

	For the three months ended March 31,
(Dollars in thousands)	2012	2011
Balance at beginning of period	$184,499	$149,139
Additions	—	39,939
Reclassifications from nonaccretable difference to accretable yield	14,514	1,560
Discount accretion	(18,972)	(21,882)
Maturities, charge-offs and other	(9,383)	(7,019)

Balance at end of period	$170,658	$161,737

        The Company reviewed its forecast of expected cash flows for loans acquired in the First Banking Center transaction accounted for under ASC 310-30 during the first quarter of 2012. The Company recognized improvement in the cash flow expectations related to certain loans resulting in the reclassification from nonaccretable to accretable difference during the first quarter of 2012 of $14.5 million. These reclassifications resulted in yield adjustments on these loans on a prospective basis. The Company also recognized declines in the cash flow expectations of certain loans. Any decline in expected cash flows for a loan is considered impairment and recorded as provision expense, and a related allowance for loan losses on covered loans, on a discounted basis during the period. For further detail on impairment and provision expense related to loans accounted for under FASB ASC Topic 310-30, refer to Note 6 "Allowance for Loan Losses."

6. ALLOWANCE FOR LOAN LOSSES

        The allowance for loan losses represents management's assessment of probable, estimable credit losses inherent in the loan portfolio. The allowance for loan losses consists of specific allowances, based on individual evaluation of certain loans, and allowances for homogeneous pools of loans with similar risk characteristics. Management's evaluation in establishing the adequacy of the allowance includes evaluation of actual past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect a specific borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, and other pertinent factors, such as periodic internal and external evaluations of delinquent, nonaccrual, and classified loans. The evaluation is inherently subjective as it requires utilizing material estimates. The evaluation of these factors is the responsibility of certain senior officers from the credit administration, finance, and lending areas.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

6. ALLOWANCE FOR LOAN LOSSES (Continued)

        The Company individually assesses for impairment all nonaccrual loans and troubled debt restructurings greater than $250,000.

        Information as to impaired loans individually evaluated for impairment was as follows:

(Dollars in thousands)	Recorded investment with no related allowance	Recorded investment with related allowance	Total recorded investment	Contractual principal balance	Related allowance	Average recorded investment
March 31, 2012
Uncovered individually evaluated impaired loans
Commercial and industrial	$550	$268	$818	$861	$250	$823

Total uncovered individually evaluated impaired loans	$550	$268	$818	$861	$250	$823

Covered individually evaluated impaired loans
Commercial and industrial	$6,033	$2,633	$8,666	$11,198	$2,517	$10,205
Commercial real estate	2,113	21,522	23,635	23,872	8,577	21,277
Residential real estate	—	268	268	268	197	247
Real estate construction	—	2,151	2,151	2,897	531	1,816

Total covered individually evaluated impaired loans	$8,146	$26,574	$34,720	$38,235	$11,822	$33,545

December 31, 2011
Uncovered individually evaluated impaired loans
Commercial and industrial	$—	$565	$565	$598	$293	$607

Total uncovered individually evaluated impaired loans	$—	$565	$565	$598	$293	$607

Covered individually evaluated impaired loans
Commercial and industrial	$1,573	$3,107	$4,680	$5,546	$2,988	$4,736
Commercial real estate	3,279	6,874	10,153	17,451	4,471	10,428

Total covered individually evaluated impaired loans	$4,852	$9,981	$14,833	$22,997	$7,459	$15,164

        For the three months ended March 31, 2012, interest income in the amount of $44 thousand was recognized on uncovered commercial and industrial individually evaluated impaired loans and $182 thousand was recognized on covered individually evaluated impaired loans ($75 thousand, $54 thousand and $53 thousand in the commercial and industrial, commercial real estate and real estate construction loan portfolios, respectively).

        For the three months ended March 31, 2011, interest income in the amount of $8 thousand was recognized on uncovered commercial and industrial individually evaluated impaired loans and $14 thousand was recognized on covered individually evaluated impaired loans ($7 thousand and $7 thousand in the commercial and industrial and residential real estate loan portfolios, respectively).

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

6. ALLOWANCE FOR LOAN LOSSES (Continued)

Noncovered Loans

        Changes in the allowance and the allocation of the allowance for uncovered loans were as follows:

(Dollars in thousands)	Commercial and industrial	Commercial real estate	Residential real estate	Real estate construction	Consumer	Total
For the three months ended March 31, 2012
Allowance for loan losses—uncovered:
Balance at beginning of period	$3,307	$2,681	$1,504	$132	$263	$7,887
Provision for loan losses	201	459	558	45	11	1,274
Gross charge-offs	—	(37)	(147)	—	(25)	(209)
Recoveries	—	—	—	—	11	11

Net charge-offs	—	(37)	(147)	—	(14)	(198)

Ending allowance for loan losses	$3,508	$3,103	$1,915	$177	$260	$8,963

December 31, 2011
Allowance for loan losses—uncovered:
Individually evaluated for impairment	$293	$—	$—	$—	$—	$293
Collectively evaluated for impairment	3,010	2,536	1,503	132	49	7,230
Accounted for under ASC 310-30	4	145	1	—	214	364

Allowance for loan losses	$3,307	$2,681	$1,504	$132	$263	$7,887

Balance of loans—uncovered:
Individually evaluated for impairment	$565	$—	$—	$—	$—	$565
Collectively evaluated for impairment	100,795	111,074	94,990	1,518	4,018	312,395
Accounted for under ASC 310-30	271	5,445	26	—	5,003	10,745

Total uncovered loans	$101,631	$116,519	$95,016	$1,518	$9,021	$323,705

March 31, 2012
Allowance for loan losses—uncovered:
Individually evaluated for impairment	$250	$—	$—	$—	$—	$250
Collectively evaluated for impairment	3,258	2,958	1,915	177	37	8,345
Accounted for under ASC 310-30	—	145	—	—	223	368

Allowance for loan losses	$3,508	$3,103	$1,915	$177	$260	$8,963

Balance of loans—uncovered:
Individually evaluated for impairment	$818	$—	$—	$—	$—	$818
Collectively evaluated for impairment	111,863	124,496	101,928	2,046	2,999	343,332
Accounted for under ASC 310-30	354	5,563	13	—	4,857	10,787

Total uncovered loans	$113,035	$130,059	$101,941	$2,046	$7,856	$354,937

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

6. ALLOWANCE FOR LOAN LOSSES (Continued)

(Dollars in thousands)	Commercial and industrial	Commercial real estate	Residential real estate	Real estate construction	Consumer	Margin for imprecision	Total
As of and for the three months ended March 31, 2011
Allowance for loan losses—uncovered:
Balance at beginning of period	$1,062	$2,038	$804	$—	$73	$442	$4,419
Provision (benefit) for loan losses	442	558	(39)	72	93	116	1,242
Gross charge-offs	—	—	—	—	(112)	—	(112)
Recoveries	—	—	—	—	19	—	19

Net charge-offs	—	—	—	—	(93)	—	(93)

Ending allowance for loan losses	$1,504	$2,596	$765	$72	$73	$558	$5,568

Allowance for loan losses—uncovered:
Individually evaluated for impairment	$—	$279	$—	$—	$—	$—	$279
Collectively evaluated for impairment	1,504	2,317	765	72	73	558	5,289
Accounted for under ASC 310-30	—	—	—	—	—	—	—

Ending allowance for loan losses	$1,504	$2,596	$765	$72	$73	$558	$5,568

Ending balance of loans—uncovered:
Individually evaluated for impairment	$—	$446	$—	$—	$—	$—	$446
Collectively evaluated for impairment	64,631	79,446	43,012	777	5,697	—	193,563
Accounted for under ASC 310-30	130	2,638	—	—	3,657	—	6,425

Total uncovered loans	$64,761	$82,530	$43,012	$777	$9,354	$—	$200,434

Covered Loans

        The Company established an allowance for loan losses associated with covered purchased credit impaired loans (accounted for under ASC 310-30) based on credit deterioration subsequent to the acquisition date. The Company periodically re-estimates cash flows expected to be collected for covered purchased credit impaired loans, with any decline in expected cash flows recorded as provision for loan losses on a discounted basis during the period. For any increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan's remaining life. The covered allowance for loan losses also includes an allowance associated with other purchased covered loans, including covered TDRs.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

6. ALLOWANCE FOR LOAN LOSSES (Continued)

        Changes in the allowance and the allocation of the allowance for covered loans were as follows:

(Dollars in thousands)	Commercial and industrial	Commercial real estate	Residential real estate	Real estate construction	Consumer	Total
For the three months ended March 31, 2012
Allowance for loan losses—covered:
Balance at beginning of period	$13,827	$28,331	$7,125	$5,750	$319	$55,352
Provision (benefit) for loan losses	3,885	8,693	816	1,856	(27)	15,223
Gross charge-offs	(2,118)	(4,449)	(918)	(1,320)	(114)	(8,919)
Recoveries	467	373	308	99	108	1,355

Net charge-offs	(1,651)	(4,076)	(610)	(1,221)	(6)	(7,564)

Ending allowance for loan losses	$16,061	$32,948	$7,331	$6,385	$286	$63,011

December 31, 2011
Allowance for loan losses—covered:
Individually evaluated for impairment	$2,988	$4,471	$—	$—	$—	$7,459
Collectively evaluated for impairment	1,271	741	585	71	1	2,669
Accounted for under ASC 310-30	9,568	23,119	6,540	5,679	318	45,224

Allowance for loan losses	$13,827	$28,331	$7,125	$5,750	$319	$55,352

Balance of covered loans:
Individually evaluated for impairment	$4,690	$10,005	$—	$138	$—	$14,833
Collectively evaluated for impairment	39,907	28,753	26,253	1,800	82	96,795
Accounted for under ASC 310-30	122,763	469,196	149,466	39,728	19,434	800,587

Total covered loans	$167,360	$507,954	$175,719	$41,666	$19,516	$912,215

March 31, 2012
Allowance for loan losses—covered:
Individually evaluated for impairment	$2,517	$8,577	$197	$531	$—	$11,822
Collectively evaluated for impairment	2,187	1,618	546	167	2	4,520
Accounted for under ASC 310-30	11,357	22,753	6,588	5,687	284	46,669

Allowance for loan losses	$16,061	$32,948	$7,331	$6,385	$286	$63,011

Balance of covered loans:
Individually evaluated for impairment	$8,666	$23,635	$268	$2,151	$—	$34,720
Collectively evaluated for impairment	46,897	21,487	27,628	1,120	163	97,295
Accounted for under ASC 310-30	107,046	430,103	141,631	36,216	18,106	733,102

Total covered loans	$162,609	$475,225	$169,527	$39,487	$18,269	$865,117

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

6. ALLOWANCE FOR LOAN LOSSES (Continued)

(Dollars in thousands)	Commercial and industrial	Commercial real estate	Residential real estate	Real estate construction	Consumer	Total
As of and for the three months ended March 31, 2011
Allowance for loan losses—covered:
Balance at beginning of period	$2,356	$4,198	$3,456	$2,494	$294	$12,798
Provision (benefit) for loan losses	(197)	394	632	(742)	269	356
Gross charge-offs	(5)	(326)	(1,395)	—	(579)	(2,306)
Recoveries	18	87	353	640	302	1,401

Net charge-offs	13	(239)	(1,042)	640	(277)	(905)

Ending allowance for loan losses	$2,172	$4,353	$3,046	$2,392	$286	$12,249

Allowance for loan losses—covered:
Accounted for under ASC 310-30	$2,172	$4,353	$3,046	$2,392	$286	$12,249

Ending allowance for loan losses	$2,172	$4,353	$3,046	$2,392	$286	$12,249

Ending balance of covered loans:
Collectively evaluated for impairment	$21,127	$190,986	$72,836	$17,177	$1	$302,127
Accounted for under ASC 310-30	68,440	284,227	173,617	35,576	24,658	586,518

Total covered loans	$89,567	$475,213	$246,453	$52,753	$24,659	$888,645

7. CORE DEPOSIT INTANGIBLES AND LOAN SERVICING RIGHTS

        The Company recorded core deposit intangibles (CDIs) associated with the FDIC-assisted acquisitions of CF Bancorp, First Banking Center, Peoples State Bank and Community Central Bank. CDIs are amortized on an accelerated basis over their estimated useful lives and have an estimated average useful life of 8.3 years. The Company had no other intangible assets as of March 31, 2012 or December 31, 2011.

        The table below presents the Company's net carrying amount of CDIs.

(Dollars in thousands)	March 31, 2012	December 31, 2011
Gross carrying amount	$9,515	$9,515
Accumulated amortization	(2,541)	(2,206)

Net carrying amount	$6,974	$7,309

        Amortization expense recognized on CDIs for the three months ended March 31, 2012 and 2011 was $335 thousand and $294 thousand, respectively.

        Loan servicing rights are created as a result of the Company's mortgage banking origination activities, the origination and purchase of agricultural servicing rights and the purchase of commercial real estate servicing rights.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

7. CORE DEPOSIT INTANGIBLES AND LOAN SERVICING RIGHTS (Continued)

        The following tables summarize the changes in the carrying value and fair value of loan servicing rights.

	Three Months Ended March 31, 2012
(Dollars in thousands)	Commercial Real Estate	Agricultural	Mortgage	Total
Carrying value, beginning of period	$643	$1,683	$1,477	$3,803
Addition of servicing assets	—	51	632	683
Net impairment recovery	11	10	71	92
Amortization and other	(39)	(85)	(120)	(244)

Carrying value, end of period	$615	$1,659	$2,060	$4,334

Fair value, end of period	$615	$1,715	$2,063	$4,393

Three Months Ended March 31, 2011
(Dollars in thousands)	Mortgage
Carrying value, beginning of period	$752
Addition of servicing assets	514
Net impairment recovery	52
Amortization and other	(39)

Carrying value, end of period	$1,279

Fair value, end of period	$1,374

        Impairment of loan servicing rights is recognized through a valuation allowance when the carrying value of the loan servicing rights exceeds the fair value. Subsequent increases in fair value, up to the original carrying value, are recorded as impairment recoveries through the valuation allowance. Activity in the valuation allowance for loan servicing rights is shown in the following table.

	Three Months Ended March 31, 2012
(Dollars in thousands)	Commercial Real Estate	Agricultural	Mortgage	Total
Balance, beginning of period	$(124)	$(10)	$(500)	$(634)
Impairment charges	—	—	—	—
Impairment recoveries	11	10	71	92

Balance, end of period	$(113)	$—	$(429)	$(542)

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

7. CORE DEPOSIT INTANGIBLES AND LOAN SERVICING RIGHTS (Continued)

Three Months Ended March 31, 2011
(Dollars in thousands)	Mortgage
Balance, beginning of period	$(52)
Impairment charges	—
Impairment recoveries	52

Balance, end of period	$—

        The expected and actual rates of loan prepayments are the most significant factors driving the fair value of loan servicing rights. Fair values at March 31, 2012 were determined using prepayment speeds ranging from 6.8% to 28.3% for mortgage servicing rights, 3.7% to 33.0% for agricultural servicing rights and 8.5% to 50.0% for commercial real estate servicing rights. Fair values at December 31, 2011 were determined using prepayment speeds ranging from 8.3% to 30.3% for mortgage servicing rights, 4.1% to 37.3% for agricultural servicing rights and 8.5% to 51.0% for commercial real estate servicing rights.

        During the three months ended March 31, 2012 and 2011, the Company realized total loan servicing fee income of $459 thousand and $257 thousand, respectively, recorded as a component of "Mortgage banking and other loan fees" in the Consolidated Statements of Income.

        Loans serviced for others are not reported as assets in the Consolidated Balance Sheets. The unpaid principal balances of the commercial real estate, agricultural, and mortgage servicing portfolios serviced for others associated with the loan servicing rights totaled $362.2 million, $73.2 million and $256.2 million at March 31, 2012, respectively. The unpaid principal balances of the commercial real estate, agricultural, and mortgage servicing portfolios serviced for others associated with the loan servicing rights totaled $347.5 million, $72.4 million and $202.8 million at December 31, 2011, respectively.

8. DERIVATIVE INSTRUMENTS

        Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives. It is the Company's practice to enter into forward commitments for the future delivery of mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans. The Company has no derivatives designated as hedging instruments.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

8. DERIVATIVE INSTRUMENTS (Continued)

        The following table reflects the amount and fair value of mortgage banking derivatives included in "Other assets" and "Other liabilities" in the Consolidated Balance Sheets.

	March 31, 2012		December 31, 2011
(Dollars in thousands)	Notional Amount	Fair Value	Notional Amount	Fair Value
Forward contracts related to mortgage loans to be delivered for sale	$49,155	$72	$32,469	$(199)
Interest rate lock commitments	44,353	786	21,765	434

Total included in other assets	$93,508	$858	$54,234	$235

        The following table reflects the net gains (losses) relating to free-standing derivative instruments used for risk management recorded in "Mortgage banking and other loan fees" in the Consolidated Statements of Income.

	Three Months Ended March 31,
(Dollars in thousands)	2012	2011
Forward contracts related to mortgage loans to be delivered for sale	$271	$(515)
Interest rate lock commitments	352	194

9. LOAN COMMITMENTS AND RELATED FINANCIAL INSTRUMENTS

        In the normal course of business, the Company offers a variety of financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include outstanding commitments to extend credit and standby letters of credit.

        The Company's exposure to credit loss, in the event of nonperformance by the counterparty to the financial instrument, is represented by the contractual amounts of those instruments. The same credit policies are used in making commitments and conditional obligations as are used for on-balance sheet instruments.

        Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on an individual basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. The collateral held varies, but may include securities, real estate, inventory, plant, or equipment. Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are included in commitments to extend credit. These lines of credit are generally uncollateralized, usually do not contain a specified maturity date and may be drawn upon only to the total extent to which the Company is committed.

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

9. LOAN COMMITMENTS AND RELATED FINANCIAL INSTRUMENTS (Continued)

        Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The Company's portfolio of standby letters of credit consists primarily of performance assurances made on behalf of customers who have a contractual commitment to produce or deliver goods or services. The risk to the Company arises from its obligation to make payment in the event of the customers' contractual default to produce the contracted good or service to a third party. Management conducts regular reviews of these instruments on an individual customer basis and does not anticipate any material losses as a result of these letters of credit.

        A summary of the contractual amounts of the Company's exposure to off-balance sheet risk is as follows:

(Dollars in thousands)	March 31, 2012	December 31, 2011
Commitments to extend credit	$234,332	$208,106
Standby letters of credit	13,776	12,310

Total commitments	$248,108	$220,416

10. FEDERAL HOME LOAN BANK ADVANCES

        At March 31, 2012, the Company had $46.2M of FHLB advances outstanding. The balance includes advances payable of $43.2 million and purchase accounting premiums of $3.0 million. Maturities for the FHLB advances range from 2012 to 2016 with fixed interest rates from 1.51% to 5.63%. The weighted average effective cost is 4.20%. Each advance is payable at maturity date and include prepayment option fees. The total FHLB borrowing capacity was collaterized by $233.6 million of mortgage loans and mortgage-backed securities under a specific lien arrangement at March 31, 2012.

11. INCOME TAXES

        The provision for federal income taxes is computed by applying the statutory federal income tax rate to income (loss) before income taxes as reported in the consolidated financial statements after deducting non-taxable items. State taxes are then added to the federal tax provision. The Company and its subsidiaries are subject to U.S. federal income tax and income tax in the state of Wisconsin. The Company is not subject to examination by the Internal Revenue Service for the years before 2007 and by the state of Wisconsin before 2010.

        In the ordinary course of business, the Company enters into certain transactions that have tax consequences. From time to time, the Internal Revenue Service (IRS) may review and/or challenge specific interpretive tax positions taken by the Company with respect to those transactions. The Company believes that its tax returns were filed based upon applicable statutes, regulations and case law in effect at the time of the transactions. The IRS, an administrative authority or a court, if presented with the transactions, could disagree with the Company's interpretation of the tax law.

        There were no unrecognized tax benefits at March 31, 2012 or December 31, 2011, and the Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months. The Company recognizes interest and/or penalties related to income tax matters in

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

11. INCOME TAXES (Continued)

income tax expense, when applicable. The Company did not have any amounts accrued for interest and penalties at March 31, 2012 or December 31, 2011.

        At March 31, 2012 and December 31, 2011, management concluded that no valuation allowance was necessary on federal or state deferred tax assets. This determination was based on the Company's net deferred tax liability position, its income and growth throughout the first quarter of 2012 and the full year 2011, and management's expectations of sustainable profitability in the future.

12. CONTINGENT LIABILITIES

        The Company and certain of its subsidiaries are subject to various pending or threatened legal proceedings arising out of the normal course of business. Some of these claims are against entities or assets of which the Company has acquired in business acquisitions, and certain of these claims, or future claims, will be covered by loss sharing agreements with the FDIC.

        The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. Where it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated, the Company records a liability in its consolidated financial statements. While the ultimate liability with respect to these litigation matters and claims cannot be determined at this time, in the opinion of management, any liabilities arising from pending legal proceedings would not have a material adverse effect on the Company's financial statements.

13. EARNINGS PER COMMON SHARE

        The factors used in the basic and diluted earnings per share ("EPS") computation follow:

	Three Months Ended March 31,
(In thousands, except per share data)	2012	2011
Numerator for basic and diluted EPS:
Net income	$5,279	$12,656

Denominator for basic EPS—weighted average shares	45,608	38,956
Effect of dilutive securities—
Employee and director stock options	2,147	297
Warrants	504	790

Denominator for diluted EPS—adjusted weighted average shares	48,259	40,043

EPS available to common shareholders
Basic	$0.12	$0.32

Diluted	$0.11	$0.32

TALMER BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

(Unaudited)

13. EARNINGS PER COMMON SHARE (Continued)

        For the effect of dilutive securities, it was assumed that the average stock valuation is $8.00 per share for the three months ended March 31, 2012 and $6.50 per share for the three months ended March 31, 2011, which is reflective of the share activity for each period.

        The following average shares related to outstanding options and warrants to purchase shares of common stock were not included in the computation of diluted net income available to common shareholders because they were antidilutive.

	Three Months Ended March 31,
(Shares in thousands)	2012	2011
Average outstanding options	1,043	3,459
Range of exercise prices	$6.50 - $7.25	$6.00 - $6.50
Average outstanding warrants	86	39
Range of exercise prices	$8.00 - $10.00	$10.00

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Talmer Bancorp, Inc.
Troy, Michigan

        We have audited the accompanying consolidated balance sheets of Talmer Bancorp, Inc. (formerly First Michigan Bancorp, Inc.) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

                          /s/ CROWE HORWATH LLP
                          CROWE HORWATH LLP

Grand Rapids, Michigan
June 15, 2012

Talmer Bancorp, Inc.

Consolidated Balance Sheets

	December 31,
(Dollars in thousands)	2011	2010
Assets
Cash & due from banks	$32,215	$33,540
Interest-bearing deposits with other banks	66,442	58,737
Fed funds & other short-term investments	96,503	58,862

Total cash & cash equivalents	195,160	151,139
Available-for-sale securities	223,938	298,094
Federal Home Loan Bank stock	2,820	7,532
Loans held for sale, at fair value	11,081	14,010
Loans:
Commercial	124,164	42,000
Commercial real estate	94,945	63,150
Single family residential	87,221	23,619
Consumer	17,375	11,015

Total loans, excluding covered loans	323,705	139,784
Less: Allowance for loan losses—uncovered	(7,887)	(4,420)

Net loans—excluding covered loans	315,818	135,364
Covered loans	912,215	750,561
Less: Allowance for loan losses—covered	(55,352)	(12,798)

Net loans—covered	856,863	737,763
Net total loans	1,172,681	873,127
Premises & equipment	43,321	16,733
Accrued interest receivable	20,787	13,632
FDIC indemnification asset	358,839	270,332
Other real estate owned (covered)	20,303	18,695
Core deposit intangible	7,309	5,827
FDIC receivable	57,407	15,022
Other assets	9,914	5,502

Total assets	$2,123,560	$1,689,645

Liabilities
Deposits:
Noninterest-bearing deposits	$357,709	$133,924
Interest bearing demand deposits	293,573	107,325
Money market & savings deposits	528,832	658,126
Time deposits	515,485	489,049

Total deposits	1,695,599	1,388,424
FHLB advances	46,487	—
Federal funds purchased & other short-term borrowings	15,634	—
Income tax liability	11,812	12,404
FDIC clawback liability	20,648	20,071
FDIC warrants payable	3,215	2,970
Other liabilities	8,839	14,841

Total liabilities	1,802,234	1,438,710
Shareholders' equity
Preferred stock—$1.00 par value Authorized—20,000,000 shares in 2011 and 2010 Issued and outstanding—0 shares in 2011 and 0 shares in 2010	—	—
Common stock:
Class A Voting Common Stock—$1.00 par value Authorized—198,000,000 shares in 2011 and 2010 Issued and outstanding—44,469,470 shares in 2011 and 38,955,889 in 2010	44,469	38,956
Class B Non-Voting Common Stock—$1.00 par value Authorized—2,000,000 shares in 2011 and 2010 Issued and outstanding—0 shares in 2011 and 0 shares in 2010	—	—
Additional paid-in-capital	201,628	173,729
Retained earnings	72,090	38,641
Accumulated other comprehensive income (loss), net of tax	3,139	(391)

Total shareholders' equity	321,326	250,935

Total liabilities & shareholders' equity	$2,123,560	$1,689,645

See notes to Consolidated Financial Statements.

Talmer Bancorp, Inc.

Consolidated Statements of Income

	Year ended December 31,
(Dollars in thousands, except per share data)	2011	2010
Interest income
Interest & fees on loans	$108,103	$38,817
Interest on investments
Taxable	5,246	2,726
Tax-exempt	2,499	672

Total interest on securities	7,745	3,398
Interest on interest earning cash balances	152	503
Interest on federal funds & other short term investments	243	38
Dividends on FHLB stock	87	16
FDIC indemnification asset	3,148	7,477

Total interest income	119,478	50,249
Interest Expense
Interest bearing demand deposits	734	392
Money market & savings deposits	1,131	519
Time deposits	4,632	4,294
Interest on FHLB advances	545	763
Interest on fed fund purchased & other short-term borrowings	34	—

Total interest expense	7,076	5,968

Net interest income	112,402	44,281

Provision for loan and lease losses—uncovered	3,571	4,484
Provision for loan and lease losses—covered	64,748	17,850

Net interest income after provision for loan and lease losses	44,083	21,947
Noninterest income
Deposit fee income	8,812	1,927
Mortgage banking and other loan fees	6,563	5,026
Bargain purchase gains	39,385	53,842
FDIC loss sharing income	50,551	15,646
Accelerated discount on acquired loans	1,896	8,615
Net gains on sales of securities	2,658	93
Other income	3,909	1,434

Total noninterest income	113,774	86,583
Noninterest expenses
Salary and employee benefits	57,953	24,322
Occupancy and equipment expense	13,029	4,611
Data processing fees	5,030	1,242
Professional service fees	6,821	3,370
Marketing expense	5,170	1,664
Other employee expense	2,151	410
Insurance expense	2,723	1,841
Other expense	13,714	4,305

Total noninterest expenses	106,591	41,765

Income (loss) before income taxes	51,266	66,765
Income tax	17,817	22,089

Net income (loss)	$33,449	$44,676

Earnings (loss) share:
Basic	$0.85	$1.60
Diluted	0.82	1.56
Average shares outstanding—basic	39,504,906	27,937,370
Average shares outstanding—diluted	40,639,284	28,588,635

See notes to Consolidated Financial Statements.

Talmer Bancorp, Inc.

Consolidated Statements of Changes in Shareholders' Equity

	Common Stock
			Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
(In thousands, except for per share data)	Shares	Amount
Balance at January 1, 2010	$5,622	$5,622	$19,907	$(6,035)	$(1)	$19,493
Comprehensive income:
Net income				44,676		44,676
Unrealized holding gains (losses) on available for sale securities arising during the period					(503)	(503)
Reclassification adjustment for losses (gains) on realized income					(93)	(93)

Net unrealized gains (losses)					(596)	(596)
Tax effect					206	206

Other comprehensive loss					(390)	(390)

Comprehensive income:						44,286
Stock based compensation expense			1,273			1,273
Issuance of 33,333,334 common shares	33,334	33,334	152,549			185,883

Balance at December 31, 2010	$38,956	$38,956	$173,729	$38,641	$(391)	$250,935
Comprehensive income:
Net income				33,449		33,449
Unrealized holding gains (losses) on available for sale securities arising during the period					8,101	8,101
Reclassification adjustment for losses (gains) on realized income					(2,658)	(2,658)

Net unrealized gains (losses)					5,443	5,443
Tax effect					(1,913)	(1,913)

Other comprehensive income					3,530	3,530

Comprehensive income:						36,979
Stock based compensation expense			2,807			2,807
Issuance of 5,513,581 common shares	5,513	5,513	25,092			30,605

Balance at December 31, 2011	$44,469	$44,469	$201,628	$72,090	$3,139	$321,326

See notes to Consolidated Financial Statements.

Talmer Bancorp, Inc.

Consolidated Statements of Cash Flows

	Years ended December 31,
(Dollars in thousands)	2011	2010
Cash flows from operating activities
Net income	33,449	44,676
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,713	1,047
Amortization of core deposit intangibles and loan servicing rights	1,906	1,561
Stock-based compensation expense	2,807	1,273
Provisions for loan losses	68,318	22,334
Originations of loans held for sale	(227,244)	(151,413)
Proceeds from sales of loans	246,012	145,037
Net gain from sales of loans	(4,972)	(4,182)
Net gain on sales of available-for-sale securities	(2,658)	(93)
Gain on FDIC assisted acquisitions	(37,611)	(53,842)
Valuation writedowns on other real estate	3,353	—
Net decrease in FDIC indemnification asset and receivable	51,372	21,279
Net (gain) loss on sales of other real estate owned	(1,243)	122
Net increase in accrued interest receivable and other assets	(11,439)	(9,435)
Net increase (decrease) in accrued expenses and other liabilities	(1,321)	7,003
Net amortization of securities	2,031	1,812
Deferred income tax (benefit) expense	(9,398)	9,944
Other, net	420

Net cash from operating activities	117,495	37,123

Cash flows from investing activities
Net increase in uncovered loans	(186,042)	(64,938)
Net decrease in covered loans	205,351	91,544
Net sale (purchases) of FHLB stock	6,229	(1,357)
Purchases of available-for-sale securities	(167,331)	(319,628)
Proceeds from:
Maturities and redemptions of available-for-sale securities	140,828	85,928
Sales of available-for-sale securities	135,533	1,418
Sales of other real estate owned	20,062	4,255
Purchases of premises and equipment	(30,458)	(16,813)
Cash proceeds from acquisitions	173,435	531,822

Net cash from investing activities	297,607	312,231

Cash flows from financing activities
Net (decrease) increase in deposits	(380,678)	(327,210)
Proceeds from FHLB advances	—	—
Repayments of FHLB advances	(10,643)	(67,947)
Net increase in other borrowed funds	15,634	—
Proceeds from issuance of common stock	4,606	185,883

Net cash from financing activities	(371,081)	(209,274)

Net change in cash and cash equivalents	44,021	140,080
Beginning cash and cash equivalents	151,139	11,059

Ending cash and cash equivalents	195,160	151,139

Supplemental disclosure of cash flow information:
Interest paid	6,916	5,142
Income taxes paid	19,670	10,000
Transfer from loans to other real estate owned	6,901	1,034
Non-cash transactions:
Increase in assets and liabilities in acquisitions:
Securities	29,458	70,909
FHLB stock	1,409	—
Uncovered loans	8,459	459
Covered loans	396,101	851,537
Premises and equipment	72	912
FDIC indemnification asset	182,264	306,633
Other real estate owned (covered)	16,878	18,038
Core deposit intangible	2,835	6,680
Other assets	1,260	11,426
Deposits	687,854	1,647,184
FHLB advances	57,675	64,947
Other liabilities	3,031	32,443
Purchase accounting adjustment in connection with acquisitions	1,774	—

See notes to Consolidated Financial Statements.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Nature of Operations:    Talmer Bancorp, Inc., previously First Michigan Bancorp, Inc., a registered bank holding company, (the "Company") provides financial services through 52 offices located in the Detroit metropolitan area, in the thumb region of Michigan and in the southern portion of Wisconsin. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial, residential and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the area. Approximately 74% of the Bank's loan portfolio was acquired through FDIC-assisted acquisition of loans from failed banks and are covered under FDIC loss sharing agreements.

        The Bank also engages in mortgage banking activities and, as such, acquires, sells, and services one-to-four family residential mortgage loans. Additionally, the Bank provides wealth management and trust services to its retail customers.

        Principles of Consolidation:    The consolidated financial statements include the Company and the accounts and operations of its wholly owned subsidiary, Talmer Bank and Trust, (the "Bank"). Intercompany transactions and balances are eliminated in consolidation. Certain amounts in the financial statements for prior years have been reclassified to conform to current financial statement presentation.

        Use of Estimates:    To prepare financial statements in conformity with U.S. generally accepted accounting principles (GAAP), management is required to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The expected cash flows from purchased impaired loans and the FDIC indemnification assets, allowance for loan losses, carrying value of deferred tax liabilities and assets, and fair values of financial instruments are particularly subject to change.

        Cash Flows:    Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

        Interest-Bearing Deposits with Other Banks:    Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

        Investment Securities:    Securities that are not held for trading purposes are accounted for as securities available-for-sale and are recorded at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

        Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Management evaluates securities for other-than-temporary impairment ("OTTI") on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For debt securities in an unrealized loss position, management assesses whether it intends to sell, or if it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

        Federal Home Loan Bank ("FHLB") Stock:    The Bank is a member of the FHLB of Indianapolis. As a member, the Bank is required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB of Indianapolis stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

        Loans Held for Sale:    Mortgage loans originated and intended for sale in the secondary market are carried at fair value.

        These loans are sold both with servicing rights retained and with servicing rights released. Under current business practice, the majority of loans sold are sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying values of the related loans sold and are recorded in "Mortgage banking and other loan fees".

Loans:

        Purchased Loans:    Purchased loans are recorded at fair value at the date of acquisition. Fair values for purchased loans are based on a discounted cash flow methodology that considered various factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and a discount rate reflecting the Company's assessment of risk inherent in the cash flow estimates. Larger purchased loans are individually evaluated while smaller purchased loans are grouped together according to similar characteristics and were treated in the aggregate when applying various valuation techniques.

        The Company accounts for purchased credit impaired loans in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 310-30, "Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality" (ASC 310-30). The cash flows expected to be collected on purchased loans are estimated based upon the expected remaining life of the underlying loans, which includes the effects of estimated prepayments. Purchased loans are considered credit impaired if there is evidence of credit deterioration at the date of purchase and if it is probable that not all contractually required payments will be collected. The majority of purchased loans are initially accounted for under ASC 310-30 except loans with revolving privileges, which are outside the scope of this guidance, and loans for which no credit impairment is estimated on the date of purchase. Purchased credit impaired loans are not classified as

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

nonperforming assets at acquisition as the loans are considered performing under ASC 310-30. Interest income, through accretion of the difference between the carrying value of the loans and the expected cash flows is recognized on all purchased loans accounted for under ASC 310-30. Expected cash flows are re-estimated periodically for all loans accounted for under ASC 310-30. Any decline in expected cash flows for a loan is referred to as impairment and recorded as provision for loan losses during the period. Improvement in expected cash flows is recognized prospectively as an adjustment to the yield on the loan once any previously recorded impairment is recaptured. Accelerated discounts on covered loans result from the accelerated recognition of a portion of the covered loan discount that would have been recognized over the expected life of the loan, had it not repaid.

        Purchased loans outside the scope of ASC 310-30 are accounted for under FASB ASC Topic 310-20, "Receivables—Nonrefundable Fees and Other Costs" (ASC 310-20) or under FASB ASC Topic 310-40, "Receivables—Troubled Debt Restructurings by Creditors" (ASC 310-40), where applicable. Discounts created when the loans were recorded at their estimated fair values at acquisition are amortized over the remaining term of the loan as an adjustment to the related loan's yield.

        Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. Purchased loans accounted for under ASC 310-30 are classified as performing, even though they may be contractually past due, as any nonpayment of contractual principal or interest is considered in the periodic re-estimation of expected cash flows and is included in the resulting recognition of current period covered provision for loan losses or future period yield adjustments. Purchased loans outside the scope of ASC 310-30 are classified as nonaccrual when, in the opinion of management, collection of principal or interest is doubtful. Generally, loans outside the scope of ASC 310-30 are placed in nonaccrual status due to the continued failure to adhere to contractual payment terms by the borrower coupled with other pertinent factors, such as insufficient collateral value.

        The accrual of interest income, for loans outside the scope of ASC 310-30 on single family residential mortgage, commercial and commercial real estate loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans outside the scope of ASC 310-30 are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans outside the scope of ASC 310-30 are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

        All interest accrued but not received for a loan placed on nonaccrual is charged against interest income. Interest received on such loans is accounted for on the cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        Certain loans acquired in Federal Deposit Insurance Corporation ("FDIC")-assisted transactions are initially covered under loss sharing agreements and are referred to as covered loans. Pursuant to the terms of the loss sharing agreements, the FDIC will reimburse the Company for 80% of losses incurred on covered loans. For certain pools of loans, the reimbursement rate for losses are reduced for losses above a certain threshold. The Company will reimburse the FDIC for its share of recoveries with respect to losses for which the FDIC paid the Company a reimbursement under the loss sharing agreement. For loans that were fully charged off prior to acquisition, the FDIC will reimburse the

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company for 50% of expenses incurred to collect on the loan and the Company will reimburse the FDIC for 50% of the recoveries recognized from its collection efforts. The FDIC's obligation to reimburse the Company for losses with respect to covered loan began with the first dollar of loss incurred.

        Originated Loans:    Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned income, deferred loan fees and costs, and any direct principal charge-offs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income over the remaining life of the loan without anticipating prepayments.

        Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. Loans are classified as nonaccrual when, in the opinion of management, collection of principal or interest is doubtful. Generally, loans are placed in nonaccrual status due to the continued failure to adhere to contractual payment terms by the borrower coupled with other pertinent factors, such as, insufficient collateral value.

        The accrual of interest income on single family residential mortgage, commercial and commercial real estate loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

        All interest accrued but not received for a loan placed on nonaccrual is charged against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        For further information about the loan portfolio, including identification of segments and classes, refer to Note 5.

Allowance for Loan Losses:

        Purchased Loans:    The Company maintains an allowance for loan losses on purchased loans based on credit deterioration subsequent to the acquisition date. In accordance with the accounting guidance for business combinations, there was no allowance brought forward on any of the acquired loans as any credit deterioration evident in the loans was included in the determination of the fair value of the loans at the acquisition date. For purchased credit impaired loans, accounted for under ASC 310-30, management establishes an allowance for credit deterioration subsequent to the date of acquisition by periodically re-estimating expected cash flows with any decline in expected cash flows recorded as provision for loan losses. Impairment is measured as the excess of the recorded investment in a loan over the present value of expected future cash flows discounted at the pre-impairment accounting yield of the loan. For purchased loans accounted for under ASC 310-20 or ASC 310-40, the allowance is calculated in accordance with the methods used to calculate the allowance for loan losses for originated loans.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        For covered loans, the required allowance is recorded gross and the related estimated reimbursement for losses due from the FDIC under loss sharing agreements is recorded as both FDIC loss sharing income and an increase to the FDIC indemnification asset.

        Originated loans:    The allowance for loan losses represents management's assessment of probable, incurred credit losses inherent in the loan portfolio. The allowance for loan losses consists of specific allowances, based on individual evaluation of certain loans, and allowances for homogeneous pools of loans with similar risk characteristics.

        Impaired loans include loans placed on nonaccrual status and troubled debt restructurings. Loans are considered impaired when based on current information and events it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreements. When determining if the Company will be unable to collect all principal and interest payments due in accordance with the original contractual terms of the loan agreement, the Company considers the borrower's overall financial condition, resources and payment record, support from guarantors, and the realizable value of any collateral. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

        Impaired loans are identified to be individually evaluated for impairment based on a combination of internally assigned risk ratings and a defined dollar threshold. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the discounted expected future cash flows or at the fair value of collateral if repayment is collateral dependent. Impaired loans which do not meet the criteria to be evaluated individually are evaluated in homogeneous pools of loans with similar risk characteristics.

        The allowance for commercial, agricultural and commercial real estate loans that are not individually evaluated for impairment begins with a process of estimating the probable losses inherent in the portfolio. These estimates are established based on the Company's internal credit risk ratings and historical loss data. As the Company's operating history is limited and the Bank is growing rapidly, the historical loss estimates for loans are based on actual historical loss experienced by all banks in Michigan and Wisconsin. These estimates are established by loan type including commercial, agricultural and commercial real estate, and further segregated by region, including Michigan and Wisconsin, where applicable. The estimate of losses is then adjusted for management's estimate of trends in delinquent and nonaccrual loans and includes adjustments to consider the margin for imprecision in the calculation of the allowance that is due to factors such as imprecision in the risk rating system or stale ratings which may not have been updated for recent trends in particular credits.

        Given the limited operating history of the bank, the estimate of losses for single family residential and consumer loans is based primarily on historical loss rates experienced in the respective loan classes by all banks in Michigan and Wisconsin. This estimate is also adjusted for management's estimate of trends in delinquent and nonaccrual loans.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        There were no material changes to the Company's accounting policies or methodology related to the allowance for loan and lease losses in 2011. For further information about the allowance for loan and lease losses, refer to Note 6.

        The allowance is increased by the provision for loan losses charged to expense and decreased by actual charge-offs, net of recoveries or previous amounts charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

        FDIC Indemnification Asset and Clawback Liability:    The FDIC indemnification asset results from the loss sharing agreements in FDIC-assisted transactions. The asset is measured separately from the related covered assets as they are not contractually embedded in those assets and are not transferable with the assets should the Company choose to dispose of them. Pursuant to the terms of the loss sharing agreements, the FDIC will reimburse the Company for 80% of losses incurred on covered assets. For certain pools of loans, the reimbursement rate for losses are reduced for losses above a certain threshold. Expected reimbursements from the FDIC do not include reimbursable amounts related to future covered expenditures.

        FDIC indemnification assets were recorded at their estimated fair values at the time of the FDIC-assisted transaction. Fair values are estimated using projected cash flows related to the loss sharing agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. These cash flows are discounted to the present value and the discount rate includes a risk premium to reflect the uncertainty of the timing and collection of the loss sharing reimbursement from the FDIC.

        The accounting for FDIC indemnification assets is closely related to the accounting for the underlying, indemnified assets. The Company re-estimates the expected indemnification asset cash flows in conjunction with the periodic re-estimation of cash flows on covered assets accounted for under ASC 310-30. Improvements in cash flow expectations on covered assets generally result in a related decline in the expected indemnification cash flows and are reflected as a downward yield adjustment on the indemnification assets. Deterioration in cash flow expectations on covered assets generally results in an increase in expected indemnification cash flows and is reflected as both FDIC loss sharing income and an increase to the indemnification asset. At the time an asset subject to a loss sharing agreement is disposed of, through collection, charge-off or other settlement, any associated remaining indemnification asset, not recoverable from the FDIC, is written off.

        Reimbursement requests are submitted to the FDIC on a monthly basis for single family residential covered loans and on a quarterly basis for all other covered assets. As of December 31, 2011, the reimbursement claims submitted by the Company to the FDIC were being reimbursed on a timely basis.

        The CF Bancorp, First Banking Center and Peoples State Bank loss sharing agreements contain a provision where if losses do not exceed a calculated threshold, the Company is obligated to compensate the FDIC. This obligation is referred to as the FDIC clawback liability and, if applicable, is due to the FDIC at the end of the loss share period (ten years). The formula for the FDIC clawback liability varies from agreement to agreement and is calculated using the formula provided in the individual loss share agreements and is not consolidated into one calculation. The estimated fair value of the FDIC

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

clawback liability is recorded in the Consolidated Balance Sheets. Any valuation adjustments for the FDIC clawback liability are recorded as "Other income" or "Other expense" in the Consolidated Statements of Income.

        Premises and Equipment:    Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method with useful lives ranging from 10 to 40 years for buildings and related components, 1 to 10 years for furniture, fixtures and equipment, and 1 to 3 years for software and hardware. Leasehold improvements are amortized over the lesser of their useful lives or the base term of the respective lease. Maintenance and repairs are charged to operations as incurred.

        Other Real Estate Owned:    Other real estate owned represents property primarily acquired by the Company through the loan foreclosure or, repossession process, or any other resolution activity that results in partial or total satisfaction of problem loans. The acquired properties are initially recorded at fair value, less estimated costs to sell, at the date acquired, establishing a new cost basis. Losses arising at the time of acquisition of such properties are charged against the allowance for loan and lease losses. Subsequently, the assets are valued at the lower of cost or fair value, less estimated costs to sell, based on periodic valuations performed by management. Subsequent write-downs in the carrying value of other real estate owned properties that may be required are expensed as incurred. Improvements to the properties may be capitalized if the improvements contribute to the overall value of the property. Improvement amounts may not be capitalized in excess of the net realizable value of the property. Any gains or losses realized at the time of disposal are reflected in the Consolidated Statements of Income. All other real estate owned was covered under FDIC loss sharing agreements at December 31, 2011 and 2010.

        Other Real Estate Owned (covered):    Other real estate owned covered by loss share agreements represents property primarily acquired by the Company as part of an acquisition and through the loan foreclosure or, repossession process, or any other resolution activity that results in partial or total satisfaction of problem covered loans. Pursuant to the terms of the loss sharing agreements, 80% of losses and expenses incurred while holding such covered assets are reimbursed by the FDIC. The acquired properties are initially recorded at fair value, less estimated costs to sell, at the date acquired, establishing a new cost basis. Subsequently, the assets are valued at the lower of cost or fair value, less estimated costs to sell, based on periodic valuations performed by management. Any losses recognized at foreclosure, during the holding period or realized at the time of disposal are partially offset by the FDIC loss share income reflected in the Consolidated Statements of Income. Gains realized are shared with the FDIC in accordance with the loss sharing agreements.

        Core Deposit Intangibles ("CDIs"):    CDIs represent the estimated value of acquired relationships with deposit customers. The estimated fair value of CDIs are based on a discounted cash flow methodology that gives appropriate consideration to expected customer attrition rates, cost of the deposit base, reserve requirements and the net maintenance cost attributable to customer deposits. CDIs are amortized on an accelerated basis over their useful lives. CDIs are evaluated on an accrual basis for impairment in accordance with ASC Topic 350, "Intangibles—Goodwill and Other".

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Loan Servicing Rights:    Loan servicing rights are recognized as separate assets when such rights are purchased or when loans are sold into the secondary market, with servicing retained. Purchased servicing rights are recorded at purchase cost. Upon the sale of an originated loan, the loan servicing right is established and recorded at the estimated fair value by calculating the present value of estimated future net servicing cash flows, taking into consideration actual and expected mortgage loan prepayment rates, discount rates, servicing costs, and other economic factors, which are determined based on current market conditions. The expected and actual rates of loan prepayments are the most significant factors driving the fair value of loan servicing rights. Increases in loan prepayments reduce estimated future net servicing cash flows as the life of the underlying loan is shorter. Loan servicing rights are recorded in "Other assets" in the Consolidated Balance Sheets.

        Loan servicing rights are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Loan servicing rights are evaluated for impairment based upon the fair value of the rights as compared to the carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type, and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Fair values of loan servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses. The amortization and any valuation adjustments for loan servicing rights are recorded as a component of "Mortgage banking and other loan fees" in the Consolidated Statements of Income.

        Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of outstanding principal and are recorded as income when earned. Late fees related to loan servicing are not material. Servicing fees are recorded as a component of "Mortgage banking and other loan fees" in the Consolidated Statements of Income.

        Loan Commitments and Related Financial Instruments:    Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Pricing of these financial instruments is based on the credit quality and relationship, fees, interest rates, probability of funding and compensating balance and other covenants or requirements. Loan commitments generally have fixed expiration dates, are variable rate and contain termination and other clauses which provide for relief from funding in the event there is a significant deterioration in the credit quality of the customers. Since many commitments expire without being drawn upon, the total contractual amount of commitments does not necessarily represent future cash requirements. Such financial instruments are recorded when they are funded. The carrying amounts are reasonable estimates of the fair value of these financial instruments. Carrying amounts, which are comprised of the unamortized fee income and, where necessary, reserves for any expected credit losses from these financial instruments, are insignificant.

        Allowance for Lending-Related Commitments:    The allowance for lending-related commitments provides for probable credit losses inherent in unused commitments to extend credit and letters of credit. The reserve is calculated for homogeneous pools of lending-related commitments within each

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

internal risk rating, using the same inputs discussed above for the general component of the allowance for loan losses. An estimated draw factor is then applied to adjust for the probability of draw. The allowance for lending-related commitments is included in "Other liabilities" on the consolidated balance sheets, with the corresponding charge reflected as a component of "Other noninterest expense" on the consolidated statements of income.

        Derivative Instruments:    Derivative instruments are recorded in "Other assets" and "Other liabilities" in the Consolidated Balance Sheets and are comprised of commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third party investors. These commitments are accounted for as free standing derivatives under FASB ASC Topic 815, "Derivatives and Hedging". Fair values of these derivatives are estimated based on the fair value of the related mortgage loans determined using observable market data. The Company adjusts the outstanding interest rate lock commitments with prospective borrowers based on exercise and funding expectations. Changes in the fair values of these derivatives are included in "Mortgage banking and other loan fees" in the Consolidated Statements of Income.

        Stock-Based Compensation:    Compensation cost is recognized for stock option awards issued based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation cost is recognized on a straight-line basis over the required service period, generally defined as the vesting period.

        Income Taxes:    The provision for income taxes is based on amounts reported in the Consolidated Statements of Income (after deducting tax credits related to investments in low income housing partnerships) and includes deferred income taxes on temporary differences between the income tax basis and financial accounting basis of assets and liabilities. Deferred tax assets are evaluated for realization based on available evidence of future reversals of existing temporary differences and assumptions made regarding future events. A valuation allowance is provided when it is more-likely-than-not that some portion of the deferred tax asset will not be realized.

        The Company classifies interest and penalties on income tax liabilities in the provision for income taxes in the consolidated statements of income, if applicable.

        Earnings per Common Share:    Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options and warrants.

        Comprehensive Income:    Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which is recognized as a separate component of equity.

        Restrictions on Cash:    Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.

        Dividend Restriction:    Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders. Additionally, the Company's strategic plan that was accepted by the FDIC does not contemplate that the Bank would

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

pay dividends to the Company over the next three years. Therefore, the Bank will not pay dividends to the Company prior to June 30, 2014, unless it changes its strategic plan and receives prior regulatory approval.

        Fair Value Measurements:    Fair value measurement applies whenever accounting guidance requires or permits assets or liabilities to be measured at fair value. Fair value is an estimate of the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date. Fair value is based on the assumptions market participants would use when pricing an asset or liability. Fair value measurements and disclosures guidance establishes a three-level fair value hierarchy based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy. For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements for those items for which there is an active market.

        Fair value measurements for assets and liabilities where limited or no observable market data exists are estimated based on discounted cash flows or other valuation methods. Inputs to these valuation methods are subjective in nature, involve uncertainties, and require significant judgment. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

        For further information about fair value measurements, refer to Note 3.

        Operating Segments:    In 2011, management continued to review operating performance and make decisions as one banking segment across all geographies served. While the chief decision maker monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis.

        Recently Adopted and Issued Accounting Standards:    In April 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-02, "Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring"), which clarifies existing guidance used by creditors to determine when a modification represents a troubled debt restructuring (TDR). As a result, the Company reassessed loan restructurings that occurred on or after January 1, 2011 to identify modifications that would be considered TDRs as a result of these clarifications. The adoption of this guidance did not have a material impact on the Company's Consolidated Financial Statements. For further information about TDRs, refer to Note 5.

        In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs", which generally aligns the principles of fair value measurements with International Financial Reporting Standards (IFRSs). This guidance is effective for annual financial periods beginning after December 15, 2011. While the provisions of ASU No. 2011-04 will increase the Company's fair value disclosures, the Company does not expect the adoption will not have any effect on the Company's financial condition and results of operations.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income", which revises the manner in which entities present comprehensive income in their financial statements. This update eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity and requires that comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate consecutive statements. This guidance is effective for fiscal years ending after December 15, 2012 and is to be applied retrospectively, with early adoption permitted. While the provisions of this guidance will amend the Company's presentation of comprehensive income, the adoption will not have any effect on the Company's financial condition and results of operations.

        In December 2011, the FASB issued ASU No. 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05", clarifying the requirements of ASU 2011-05, Presentation of Comprehensive Income. The amendments in ASU No. 2011-12 defer the effective date of those paragraphs in ASU No. 2011-05 that require entities to present reclassification adjustments out of other comprehensive income and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component, and the statement where other comprehensive income is presented, by component. This guidance is effective for fiscal years ending after December 15, 2012 and is to be applied retrospectively, with early adoption permitted. While the provisions of this guidance will amend the Company's presentation of comprehensive income, the adoption will not have any effect on the Company's financial condition and results of operations.

2. BUSINESS COMBINATIONS

        On February 11, 2011 the Bank entered into a purchase and assumption agreement ("PSB Agreement") with the Federal Deposit Insurance Corporation ("FDIC"), as receiver, pursuant to which the Bank acquired certain assets and assumed certain deposits and other liabilities of Peoples State Bank. Prior to the acquisition, Peoples State Bank operated 10 branches located in Southeast Michigan. Excluding the effects of purchase accounting adjustments, the Bank acquired $321.2 million of loans and $385.5 million of deposits.

        On April 29, 2011 the Bank entered into a purchase and assumption agreement ("CCB Agreement") with the FDIC as receiver, pursuant to which the Bank acquired certain assets and assumed certain deposits and other liabilities of Community Central Bank. Prior to the acquisition, Community Central Bank operated four branches located in Southeast Michigan. Excluding the effects of purchase accounting adjustments, the Bank acquired $329.8 million of loans, $302.3 million of deposits and $53.6 million of Federal Home Loan Bank ("FHLB") borrowings.

        On December 15, 2011 the Company finalized the acquisition of—Lake Shore Wisconsin Corporation. Prior to this date, Lake Shore Wisconsin Corporation had divested its subsidiary, Hiawatha National Bank, which operated three branches located in Western Wisconsin, to its shareholders. As a result of the transaction, the Company issued 4.2 million common shares and increased its cash and equity by $26 million. The fair value of the common shares issued was determined based on the estimated fair market value as of June 30, 2011, which reflects the date the Company obtained effective control over Lake Shore Wisconsin Corporation and coincides with the date the Company received regulatory approval for the transaction.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

2. BUSINESS COMBINATIONS (Continued)

        On April 30, 2010, the Bank entered into a purchase and assumption agreement ("CF Agreement") with the FDIC as receiver, pursuant to which the Bank acquired certain assets and assumed certain deposits and liabilities of CF Bancorp. Prior to the acquisition, CF Bancorp operated 22 branches located throughout the thumb region of Michigan. Excluding the effects of purchase accounting adjustments, the Bank acquired $825.4 million of loans and $1,172.6 million of deposits.

        On November 19, 2010 the Bank entered into a purchase and assumption agreement ("FBC Agreement") with the FDIC as receiver, pursuant to which the Bank acquired certain assets and assumed substantially all of the deposits and certain liabilities of First Banking Center. Prior to the acquisition, First Banking Center operated 17 branches located in the southern portion of Wisconsin. Excluding the effects of purchase accounting adjustments, the Bank acquired $475.7 million of loans, $474.6 million of deposits, and $63.5 million of FHLB borrowings.

        In connection with the 2011 Peoples State Bank and Community Central Bank acquisitions and the 2010 CF Bancorp and First Banking Center acquisitions, the Bank entered into loss sharing agreements with the FDIC that cover $325.2 million, $341.7 million, $835.7 million and $490.5 million, respectively, of assets, based upon the seller's records, including single family residential mortgage loans, commercial real estate and commercial and industrial loans, and other real estate owned ("OREO") (collectively, covered assets). In each acquisition, the Bank acquired certain other assets not covered by the loss sharing agreement with the FDIC, including cash, securities and loans purchased at fair value. Pursuant to the terms of the loss sharing agreement, the covered assets are subject to loss reimbursement whereby the FDIC will reimburse the Bank for 80% of losses. For the First Banking Center acquisition, losses above a certain level are reimbursed at 30%; however, at December 31, 2011 management estimates that substantially all losses will be covered at an 80% rate. The Bank will reimburse the FDIC for its share of recoveries with respect to losses for which the FDIC paid the Bank a reimbursement under the loss sharing agreement. The FDIC's obligation to reimburse the Bank for losses with respect to covered assets begins with the first dollar of loss incurred.

        The amounts covered by the loss sharing agreements are the pre-acquisition book values of the underlying covered assets, the contractual balance of unfunded commitments that were acquired, and include certain future net direct costs. The loss sharing agreements applicable to single family residential mortgage loans provide for FDIC loss sharing and Company reimbursement to the FDIC, in each case as described above, for ten years. The loss sharing agreements applicable to all other covered assets provide for FDIC loss sharing for five years and Bank reimbursement of recoveries to the FDIC for eight years, in each case as described above.

        The loss sharing agreements are subject to certain servicing procedures as specified in agreements with the FDIC. The expected reimbursements under the loss sharing agreements were recorded as indemnification assets at an estimated fair value of $82.3 million and $100.0 million, respectively, on the acquisition dates in 2011 for the Peoples State Bank and Community Central Bank acquisitions, and $240.4 million and $66.2 million, respectively, on the acquisition dates in 2010 for the CF Bancorp and First Banking Center acquisitions. The indemnification assets reflect the present value of the expected net cash reimbursement related to the loss sharing agreements described above.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

2. BUSINESS COMBINATIONS (Continued)

        For the 2011 Peoples State Bank and Community Central Bank acquisitions, the estimated fair value of assets acquired exceeded the estimated fair value of liabilities assumed resulting in pre-tax bargain purchase gains of $12.7 million and $24.9 million, respectively. For the 2010 CF Bancorp and First Banking Center acquisitions, the estimated fair value of assets acquired exceeded the estimated fair value of liabilities assumed resulting in pre-tax bargain purchase gains of $52.7 million and $1.1 million, respectively. The pre-tax bargain purchase gain for First Banking Center was adjusted in 2011 to account for the purchase of loan servicing rights associated with agricultural loans.

        The Company has determined that the acquisition of the net assets of Peoples State Bank, Community Central Bank, Lake Shore Wisconsin Corporation, CF Bancorp and First Banking Center constitute business combinations as defined by the FASB ASC Topic 805, "Business Combinations". Accordingly, the assets acquired and liabilities assumed were recorded at their fair values on the date of acquisition, as required. Fair values were determined based on the requirements of FASB ASC Topic 820, "Fair Value Measurement". In many cases the determination of these fair values required management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature and subject to change.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

2. BUSINESS COMBINATIONS (Continued)

        The table below presents a summary of the assets and liabilities purchased in the 2011 Peoples State Bank and Community Central Bank acquisitions recorded at fair value.

	Peoples State Bank			Community Central Bank
(Dollars in thousands)	As Recorded by FDIC	Fair Value Adjustments	As Recorded by the Bank	As Recorded by FDIC	Fair Value Adjustments	As Recorded by the Bank
Assets
Cash and due from banks	$27,987	$—	$27,987	$48,058	$—	$48,058
Fed funds sold	—	—	—	$3,176	—	3,176
Securities	30,364	—	30,364	503	—	503
Uncovered Loans	4,831	(1,085)	3,746	6,931	(2,218)	4,713
Covered Loans	316,355	(111,956)	204,399	322,883	(131,181)	191,702

Total loans	321,186	(113,041)	208,145	329,814	(133,399)	196,415
Core deposit intangible	—	2,355	2,355	—	480	480
Covered foreclosed assets	8,796	(3,098)	5,698	18,800	(7,620)	11,180
FDIC indemnification asset	—	82,284	82,284	—	99,980	99,980
Other assets	2,072	(1,283)	789	1,788	(1,392)	396

Total assets acquired	$390,405	$(32,783)	$357,622	$402,139	$(41,951)	$360,188

Liabilities
Noninterest bearing deposit accounts	$44,018	$—	$44,018	$21,053	$—	$21,053
Interest bearing deposit accounts	341,505	—	341,505	281,278	—	281,278

Total deposits	385,523	—	385,523	302,331	—	302,331
Advances from FHLB	—	—	—	53,591	4,084	57,675
Other liabilities	700	—	700	2,186	—	2,186

Total liabilities assumed	$386,223	$—	$386,223	$358,108	$4,084	$362,192

Bargain purchase gain recorded			$12,681			$24,930

Cash due from FDIC for net liabilities/assets assumed			$41,282			$26,934

        The Bank did not acquire the real estate, banking facilities, furniture and equipment of Peoples State Bank or Community Central Bank as part of the purchase and assumption agreement but had the option to purchase these assets at fair market value from the FDIC. The Bank completed a review of the former Peoples State Bank and Community Central Bank locations following each acquisition and provided notification to the FDIC of the intent to purchase certain properties. The Bank completed the acquisition of the Peoples State Bank properties in the second quarter of 2011 for a purchase price of $5.6 million and the Community Central Bank properties in the third quarter of 2011 for a purchase price of $2.8 million.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

2. BUSINESS COMBINATIONS (Continued)

        The table below presents a summary of the assets and liabilities purchased in the 2011 Lake Shore Wisconsin Corporation acquisition recorded at fair value.

Lake Shore Wisconsin Corporation
(Dollars in thousands)	Fair Value Recorded
Assets acquired:
Cash and cash equivalents	$32,450
Other assets	147

Total assets acquired	32,597

Liabilities assumed:
Accounts payable	145

Total liabilities assumed	145
Consideration paid:
Cash	6,453
Common stock issued (4,166,550 shares)	25,999

Total consideration paid	32,452

Goodwill/Bargain Purchase Gain resulting from acquisition	$—

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

2. BUSINESS COMBINATIONS (Continued)

        The table below presents a summary of the assets and liabilities purchased in the 2010 CF Bancorp and First Banking Center acquisitions recorded at fair value.

	CF Bancorp			First Banking Center
(Dollars in thousands)	As Recorded by FDIC	Fair Value Adjustments	As Recorded by the Bank	As Recorded by FDIC	Fair Value Adjustments	As Recorded by the Bank
Assets
Cash and due from banks	$92,701	$—	$92,701	$116,043	$—	$116,043
Securities	2,022	—	2,022	69,002	(115)	68,887
Uncovered Loans				3,404	(2,945)	459
Covered Loans	825,426	(340,365)	485,061	472,276	(105,800)	366,476

Total loans	825,426	(340,365)	485,061	475,680	(108,745)	366,935
Core deposit intangible	—	4,474	4,474	—	2,206	2,206
Covered foreclosed assets	10,268	(5,000)	5,268	18,257	(5,487)	12,770
FDIC indemnification asset	—	240,437	240,437	—	66,196	66,196
Other assets	10,912	(323)	10,589	5,346	(3,597)	1,749

Total assets acquired	$941,329	$(100,777)	$840,552	$684,328	$(49,542)	$634,786
Liabilities
Noninterest bearing deposit accounts	$172,796	$—	$172,796	$78,680	$—	$78,680
Interest bearing deposit accounts	999,774	—	999,774	395,934	—	395,934

Total deposits	1,172,570	—	1,172,570	474,614	—	474,614
Advances from FHLB	—	—	—	63,500	1,447	64,947
Other liabilities	6,751	16,500	23,251	6,329	2,863	9,192

Total liabilities assumed	$1,179,321	$16,500	$1,195,821	$544,443	$4,310	$548,753

Bargain purchase gain recorded			$52,737			$1,105

Cash due from (paid to) FDIC for net liabilities/assets assumed			$408,006			$(84,928)

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

2. BUSINESS COMBINATIONS (Continued)

        The acquired loan portfolios of CF Bancorp, First Banking Center, Peoples State Bank and Community Central Bank were accounted for at fair value on the acquisition date as follows.

	During the year ended December 31, 2011		During the year ended December 31, 2010
(Dollars in thousands)	Peoples State Bank	Community Central Bank	CF Bancorp	First Banking Center
Accounted for under ASC 310-30:
Contractual cash flows	$368,867	$363,211	$981,366	$446,280
Contractual cash flows not expected to be collected (nonaccretable difference)	130,098	154,918	411,762	104,137

Expected cash flows	238,769	208,293	569,604	342,143
Interest component of expected cash flows (accretable yield)	39,939	37,063	84,543	45,437

Fair value at acquisition	198,830	171,230	485,061	296,706
Excluded from ASC 310-30 accounting:
Contractual cash flows	10,584	36,038	—	81,325
Fair value discount	1,269	10,853	—	11,096

Fair value at acquisition	9,315	25,185	—	70,229

Total fair value at acquisition	$208,145	$196,415	$485,061	$366,935

        The operating results of the Company for the period ended December 31, 2011 include the operating results of the acquired assets and assumed liabilities of Peoples State Bank for the period of February 11, 2011 to December 31, 2011, of the acquired assets and assumed liabilities of Community Central Bank for the period from April 29, 2011 to December 31, 2011, of the acquired assets and assumed liabilities of Lake Shore Wisconsin Corporation for the period from December 15, 2011 to December 31, 2011 and of the acquired assets and assumed liabilities of CF Bancorp and First Banking Center for the full year ended December 31, 2011. The operating results of the Company for the period ended December 31, 2011 also include acquisition related expenses in the amount of $2.9 million.

        The operating results of the Company for the period ended December 31, 2010 include the operating results of the acquired assets and assumed liabilities of CF Bancorp for the period of April 30, 2010 to December 31, 2010 and of the acquired assets and assumed liabilities of First Banking Center for the period from November 19, 2010 to December 31, 2010.

        As a result of the loss sharing agreements with the FDIC, the risks associated with the loans and the other real estate owned has been completely altered, making historical financial information of CF Bancorp, First Banking Center, Peoples State Bank and Community Central Bank not meaningful to the Bank's results, and thus no 2011 or 2010 pro forma information is presented. Due to the significant differences in operations and insignificance of business activity, historical results from Lake Shore Wisconsin Corporation are not meaningful to the Bank's results, and thus no 2011 pro forma information is presented.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

2. BUSINESS COMBINATIONS (Continued)

        The following is a brief description of the methods used to determine the fair values of the significant assets and liabilities presented above.

        Cash and due from banks and federal funds sold—Carrying amount is a reasonable estimate of fair value due to the short-term nature.

        Securities—Securities were acquired from the FDIC at fair value based on the market prices of similar securities traded in active exchanges.

        Loans—Fair values for loans were based on a discounted cash flow methodology that considered various factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and current discount rates. The discount rates used for loans are based on current market rates for new originations of comparable loans and include adjustments for liquidity concerns. The discount rates do not include significant factors for credit losses as that has been included in determining the estimated cash flows.

        Core deposit intangible—This intangible asset represents the value of the relationships that the acquired banks' had with their deposit customers. The fair value of this intangible asset was estimated based on a discounted cash flow methodology that gave appropriate consideration to expected customer attrition rates, cost of the deposit base, and the net maintenance cost attributable to customer deposits.

        Covered foreclosed assets—Foreclosed assets (or OREO) are presented at the estimated present value that management expects to receive when the property is sold, net of related costs of disposal.

        FDIC indemnification asset—This loss sharing asset is measured separately from the related covered assets as it is not contractually embedded in the covered assets and is not transferable with the covered assets should the Bank choose to dispose of them. Fair value was estimated using projected cash flows related to the loss sharing agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. These cash flows were discounted to reflect a metric of uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC.

        Deposits—The fair values used for the demand and savings deposits that comprise the transaction accounts acquired, by definition equal the amount payable on demand at the acquisition date. No fair value adjustment was applied for time deposits as the Bank was provided with the option, upon acquisition, to reset deposit rates to market rates currently offered.

        Advances from Federal Home Loan Banks—The fair values of Federal Home Loan Bank (FHLB) advances were based on pricing of new, acquisition date advances, as determined by the FHLB.

        Other Liabilities—Other liabilities includes a clawback liability of $16.5 million and $2.9 million, respectively, for the CF Bancorp and First Banking Center acquisitions, which represents the present value at acquisition date of a payment expected to be due to the FDIC at the end of the loss share period (ten years). The CF Bancorp, First Banking Center and Peoples State Bank loss sharing agreements establish by formula a refund that will be due to the FDIC should realized losses not occur to the extent estimated by the FDIC prior to acquisition. Other liabilities also include $2.9 million of FDIC warrants payable, which was the acquisition date estimated present value of 390,000 stock warrants that were issued to the FDIC in connection with the CF Bancorp acquisition. The warrants

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

2. BUSINESS COMBINATIONS (Continued)

have a $6.00 strike price and a 10 year life and include provision that would allow the FDIC to retire the warrants for an amount of cash equal to the fair market value of the warrants at their expiration.

3. FAIR VALUE

        The fair value framework as detailed by FASB ASC Topic 820, "Fair Value Measurement" requires the categorization of assets and liabilities into a three-level hierarchy based on the markets in which the financial instruments are traded and the reliability of the assumptions used to determine fair value. A brief description of each level follows.

          Level 1—Valuation is based upon quoted prices (unadjusted) for identical instruments in active markets.

          Level 2—Valuation is based upon quoted prices for identical or similar instruments in markets that are not active; quoted prices for similar instruments in active markets; or model-based valuation techniques for which all significant assumptions are observable or can be corroborated by observable market data.

          Level 3—Valuation is measured through utilization of model-based techniques that rely on at least one significant assumption not observable in the market. Any necessary unobservable assumptions used reflect estimates of assumption that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques.

        Fair value estimates are based on existing financial instruments and, in accordance with GAAP, do not attempt to estimate the value of anticipated future business or the value of assets and liabilities that are not considered financial instruments. In addition, tax ramifications related to the recognition of unrealized gains and losses, such as those within the investment securities portfolio, can have a significant effect on estimated fair values and, in accordance with GAAP, have not been considered in the estimates. For these reasons, the aggregate fair value should not be considered an indication of the value of the Company.

        Following is a description of the valuation methodologies and key inputs used to measure financial assets and liabilities recorded at fair value, as well as a description of the methods and any significant assumptions used to estimate fair value disclosures for financial assets and liabilities not recorded at fair value in their entirety on a recurring basis. For financial assets and liabilities recorded at fair value, the description includes the level of the fair value hierarchy in which the assets for liabilities are classified. Transfers of asset or liabilities between levels of the fair value hierarchy are recognized at the beginning of the reporting period, when applicable.

        Cash and cash equivalents:    Due to the short-term nature, the carrying amount of these assets approximates the estimated fair value.

        Available-for-Sale Securities:    Investment securities classified as available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available or the market is deemed to be inactive at the measurement date, fair values are measured utilizing independent valuation techniques of identical or similar investment securities. Third party vendors compile prices from various sources and may apply such techniques as matrix pricing to determine the value of identical or similar investment securities. Level 1 securities

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

3. FAIR VALUE (Continued)

include equity securities traded on an active exchange, such as the New York Stock Exchange, and U.S. Treasury securities that are traded in active over-the-counter markets. Level 2 securities include obligations issued by U.S. government-sponsored enterprises, state and municipal obligations, mortgage-backed securities issued by both U.S. government-sponsored enterprises and non-agency enterprises securities and Small Business Administration Pools. The fair value of Level 2 securities was determined using quoted prices of securities with similar characteristics or pricing models based on observable market data inputs, primarily interest rates, spreads and prepayment information. Securities classified as Level 3, of which the Company had none at December 31, 2011 or 2010, represent securities in less liquid markets requiring significant management assumptions when determining fair value.

        FHLB Stock:    Restricted equity securities are not readily marketable and are recorded at cost and evaluated for impairment based on the ultimate recoverability of initial cost. No significant observable market data is available for these instruments. The Company considers the profitability and asset quality of the issuer, dividend payment history and recent redemption experience, when determining the ultimate recoverability of cost. The Company believes its investments in FHLB stock are ultimately recoverable at cost.

        Loans Held For Sale:    Loans held for sale are carried at fair value based on the Company's election of the fair value option. The fair value is determined by quoted market rates and other market conditions considered relevant. These loans currently consist of one-to-four family residential real estate loans originated for sale to qualified third parties. The Company classifies loans held for sale as recurring Level 2.

        Net Loans, Excluding Covered Loans:    The fair value of loans is estimated based on discounted cash flows. The cash flows take into consideration current portfolio interest rates and repricing characteristics as well as assumptions relating to prepayment speeds. The discount rates take into consideration the current market interest rate environment, a credit risk component based on the credit characteristics of each loan portfolio, and a liquidity premium reflecting the liquidity or illiquidity of the market.

        Net Covered Loans:    Fair values for covered loans accounted for under ASC 310-30 are based on a discounted cash flow methodology that considered factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and a discount rate reflecting the Company's assessment of risk inherent in the cash flow estimates. Larger purchased loans are individually evaluated while smaller covered loans are grouped together according to similar characteristics and are treated in the aggregate when determining cash flows. Cash flows expected to be collected on these loans are estimated based upon the expected remaining life of the underlying loans, which includes the effects of estimated prepayments. Fair values for covered loans accounted for under ASC 310-20 are estimated by discounting the estimated future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities or repricing frequency.

        Impaired Loans:    The Company does not record loans at fair value on a recurring basis. However, periodically, the Company records nonrecurring adjustments to the carrying value of loans based on fair value measurements. Loans, outside the scope of ASC 310-30, are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreements. Impaired loans are disclosed as

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

3. FAIR VALUE (Continued)

nonrecurring fair value measurements when an allowance is established based on the fair value of the underlying collateral. Adjustments are routinely made to the fair value, either as a result of non-current appraisal value or when there is no observable market price. Such adjustments are usually significant and result in a nonrecurring Level 3 classification. For non-collateral dependent loans, fair value is estimated using a discounted cash flow model that employs interest rates currently offered on the loans, adjusted by an amount for estimated credit losses and other adjustments that would be expected to be made by a market participant in an active market.

        Accrued Interest Receivable & Payable:    Due to their short term nature, the carrying amount of these instruments approximates the estimated fair value.

        FDIC Indemnification Asset:    The estimated fair value of the FDIC indemnification asset is estimated using projected cash flows related to the loss sharing agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. The Company re-estimates the expected indemnification asset cash flows in conjunction with the periodic re-estimation of cash flows on covered loans accounted for under ASC 310-30. The expected cash flows are discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC.

        Other Real Estate Owned—Covered:    Other real estate owned covered by loss share agreements represents property acquired by the Company as part of an acquisition or subsequently through the loan foreclosure or, repossession process, or any other resolution activity that results in partial or total satisfaction of problem covered loans. Foreclosed properties are initially recorded at fair value, less estimated costs to sell, establishing a new cost basis. Subsequently, the assets are valued at the lower of cost or fair value less estimated costs to sell based on periodic valuations performed by management. Fair value is based upon independent market prices, appraised value or management's estimate of the value, using a single valuation approach or a combination of approaches. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and result in a nonrecurring Level 3 classification.

        FDIC Receivable:    The FDIC receivable represents claims submitted to the FDIC for reimbursement for which the Company expects to receive payment within 90 days. Due to their short term nature, the carrying amount of these instruments approximates the estimated fair value.

        Loan Servicing Rights:    Loan servicing rights are subject to impairment testing. A valuation model is used for impairment testing, which utilizes a discounted cash flow analysis using interest rates and prepayment speed assumptions currently quoted for comparable instruments and a discount rate determined by management. If the valuation model reflects a value less than the carrying value, loan servicing rights are adjusted to fair value through a valuation allowance as determined by the model. Because of the nature of these valuation inputs, the Company classifies loan servicing rights subjected to nonrecurring fair value adjustments as Level 3.

        Derivative Instruments:    The Company enters into interest rate lock commitments and forward commitments with prospective borrowers, which are carried at fair value on a recurring basis. The fair value of these commitments is based on the fair value of related mortgage loans determined using observable market data. Interest rate lock commitments are adjusted for expectations of exercise and funding. This adjustment is not considered to be a material input. The Company classifies derivatives as recurring Level 2.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

3. FAIR VALUE (Continued)

        Off-balance Sheet Instruments:    Because commitments to extend credit are typically made using variable rates and have short maturities, the carrying value and fair value are immaterial for disclosure.

        Deposits:    The estimated fair value of demand deposits (e.g., noninterest and interest bearing demand, savings, and certain types of money market accounts) is, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are based on the discounted value of contractual cash flows at current interest rates. The estimated fair value of deposits does not take into account the value of the Company's long-term relationships with depositors, commonly known as core deposit intangibles, which are not considered financial instruments.

        FHLB Advances:    The estimated fair value of FHLB advances is based on current interest rates for similar financing.

        Short-term borrowings:    Short term borrowings represent federal funds purchased. Due to their short term nature, the carrying amount of these instruments approximates the estimated fair value.

        FDIC Warrants Payable:    FDIC warrants payable represent stock warrants that were issued to the FDIC in connection with the 2011 and 2010 acquisitions. These warrants are recorded at net present value. The carrying amount of these instruments approximates the estimated fair value.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

3. FAIR VALUE (Continued)

        The following tables present the recorded amount of assets and liabilities measured at fair value, including financial assets and liabilities for which the Company has elected the fair value option, on a recurring basis:

(Dollars in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2011
Available-for-sale securities:
U.S. government sponsored agency obligations	$33,865	$—	$33,865	$—
Obligations of state and political subdivisions:
Taxable	1,063	—	1,063	—
Tax exempt	87,549	—	87,549	—
Small Business Administration (SBA) Pools	6,656	—	6,656	—
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	46,345	—	46,345	—
Privately issued	36,982	—	36,982	—
Other asset-backed securities	10,938	—	10,938	—
Equity securities	540	540	—	—

Total available-for-sale securities	223,938	540	223,398	—
Loans held for sale	11,081	—	11,081	—
Derivative assets	434	—	434	—

Total assets at fair value	$235,453	$540	$234,913	$—

Derivative liabilities	$199	$—	$199	$—

Total liabilties at fair value	$199	$—	$199	$—

As of December 31, 2010
Available-for-sale securities:
U.S. Treasury securities	$500	$500	$—	$—
U.S. government sponsored agency obligations	36,988	—	36,988	—
Obligations of state and political subdivisions:
Taxable	7,259	—	7,259	—
Tax exempt	70,074	—	70,074	—
Small Business Administration (SBA) Pools	7,902	—	7,902	—
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	137,469	—	137,469	—
Privately issued	21,721	—	21,721	—
Other asset-backed securities	16,181	—	16,181	—

Total available-for-sale securities	298,094	500	297,594	—
Loans held for sale	14,010	—	14,010	—
Derivative assets	613	—	613	—

Total assets at fair value	$312,717	$500	$312,217	$—

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

3. FAIR VALUE (Continued)

        The Company has elected the fair value option for loans held for sale. These loans are intended for sale and the Company believes that the fair value is the best indicator of the resolution of these loans. Interest income is recorded based on the contractual terms of the loan and in accordance with the Company policy on loans held for investment. None of these loans are 90 days past due or on nonaccrual as of December 31, 2011 and 2010.

        The aggregate fair value, contractual balance (including accrued interest), and gain or loss for loans held for sale was as follows:

(Dollars in thousands)	December 31, 2011	December 31, 2010
Aggregate fair value	$11,081	$14,010
Contractual balance	10,707	14,026
Unrealized gain (loss)	374	(16)

        The total amount of gains and losses from changes in fair value included in earnings were as follows:

	For the years ended December 31,
(Dollars in thousands)	2011	2010
Change in fair value	$390	$(16)

        There were no transfers between levels within the fair value hierarchy during the years ended December 31, 2011 or December 31, 2010.

        Certain financial assets and liabilities are measured at fair value on a nonrecurring basis. These include assets that are recorded at the lower of cost or fair value and had been written down to fair

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

3. FAIR VALUE (Continued)

value during the period. The following table presents the recorded amount of assets and liabilities measured at fair value on a non-recurring basis:

(Dollars in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2011
Impaired loans:(1)
Commercial	$386	$—	$—	$386
Commercial real estate	2,940	—	—	2,940

Total impaired loans	3,326	—	—	3,326
Other real estate owned:(2)	2,954	—	—	2,954
Loan servicing rights:(3)	3,685	—	—	3,685

Total	$9,965	$—	$—	$9,965

As of December 31, 2010
Impaired loans:(1)
Commercial	$1,150	$—	$—	$1,150
Commercial real estate	259	—	—	259
Consumer	1	—	—	1

Total	$1,410	$—	$—	$1,410

(1)
Specific reserves of $2.5 million and $481 thousand were provided to reduce the fair value of these loans during the years ended December 31, 2011 and 2010, respectively, based on the estimated fair value of the underlying collateral.

(2)
The Company charged $1.1 million through other noninterest expenses during the year ended December 31, 2011 to reduce the fair values of these properties. This charge was offset by approximately $868 thousand of noninterest income due to the associated loss share coverage.

(3)
The Company charged $582 thousand through mortgage banking and other loan fees during the year ended December 31, 2011 to reduce the fair value of loan servicing rights.

        The Company typically holds the majority of its financial instruments until maturity and thus does not expect to realize many of the estimated fair value amounts disclosed. The disclosures also do not include estimated fair value amounts for items that are not defined as financial instruments, but which have significant value. These include such items as core deposit intangibles, the future earnings potential of significant customer relationships and the value of fee generating businesses. The Company believes the imprecision of an estimate could be significant.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

3. FAIR VALUE (Continued)

        The following table presents the carrying amount and estimated fair values of financial instruments not recorded at fair value in their entirety on a recurring basis on the Company's consolidated balance sheets are as follows:

	December 31, 2011		December 31, 2010
(Dollars in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$195,160	$195,160	$151,139	$151,139
Federal Home Loan Bank stock	2,820	N/A	7,532	N/A
Net loans, excluding covered loans(1)	315,818	324,488	132,018	133,073
Net covered loans(2)	856,863	926,254	741,109	784,214
Accrued interest receivable	20,787	20,787	13,632	13,632
FDIC indemnification asset	358,839	351,476	270,332	246,136
FDIC receivable	57,407	57,407	15,022	15,022
Loan servicing rights(3)	3,803	3,829	752	818
Financial liabilities:
Deposits:
Savings and demand deposits	$1,180,114	$1,180,114	$899,375	$899,376
Time deposits	515,485	517,104	489,049	490,132

Total deposits	1,695,599	1,697,218	1,388,424	1,389,508
FHLB Advances	46,487	52,943	—	—
Short term borrowings	15,634	15,634	—	—
FDIC warrants payable	3,215	3,215	2,970	2,970
Accrued interest payable	376	376	349	349

(1)
Included $273 thousand and $1.4 million of impaired loans recorded at fair value on a nonrecurring basis at December 31, 2011 and 2010, respectively.

(2)
Included $3.1 million of impaired loans recorded at fair value on a nonrecurring basis at December 31, 2011.

(3)
Included $3.7 million of loan servicing rights recorded at fair value on a nonrecurring basis at December 31, 2011.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

4. SECURITIES

        A summary of the Company's investment securities available-for-sale is as follows:

(Dollars in thousands)	Amortized Cost(1)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2011
U.S. government sponsored agency obligations	$33,808	$95	$(38)	$33,865
Obligations of state and political subdivisions:
Taxable	945	118	—	1,063
Tax exempt	82,956	4,600	(7)	87,549
Small Business Administration (SBA) Pools	6,422	234	—	6,656
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	46,036	314	(5)	46,345
Privately issued	37,482	25	(525)	36,982
Other asset-backed securities	10,942	—	(4)	10,938
Equity securities	518	22	—	540

Total available-for-sale securities	$219,109	$5,408	$(579)	$223,938

December 31, 2010
U.S. Treasury securities	$500	$—	$—	$500
U.S. government sponsored agency obligations	37,039	56	(107)	36,988
Obligations of state and political subdivisions:
Taxable	7,321	44	(106)	7,259
Tax exempt	71,116	219	(1,261)	70,074
SBA Pools	7,900	8	(6)	7,902
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	136,541	1,087	(159)	137,469
Privately issued	22,118	39	(436)	21,721
Other asset-backed securities	16,173	22	(14)	16,181

Total available-for-sale securities	$298,708	$1,475	$(2,089)	$298,094

(1)
Amortized cost includes adjustments made to the cost basis of an investment for accretion, amortization and collection of principal.

        Proceeds from the sale and call of securities and the associated gains and losses recorded in earnings are listed below:

(Dollars in thousands)	2011	2010	2009
Proceeds	$135,533	$1,418	$—
Gross gains	2,698	93	—
Gross losses	(40)	—	—

        The tax provision related to the net realized gains was $930 thousand and $33 thousand for the years ended December 31, 2011 and 2010, respectively.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

4. SECURITIES (Continued)

        The amortized cost and fair value of debt securities by contractual maturity at December 31, 2011 are shown below. Contractual maturity is utilized for U.S. Treasury securities, U.S. Government agency debt obligations and obligations of state and political subdivisions. Securities with multiple maturity dates are classified in the period of final maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2011
(Dollars in thousands)	Amortized Cost	Fair Value
Securities with contractual maturities:
Within one year	$621	$627
After one year through five years	22,842	23,061
After five years through ten years	78,877	81,537
After ten years	116,251	118,173
Equity securities	518	540

Total available-for-sale securities	$219,109	$223,938

        Securities with amortized cost of $59.8 million and $350 thousand were pledged at December 31, 2011 and 2010, respectively, to secure other liabilities.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

4. SECURITIES (Continued)

        A summary of the Company's investment securities available-for-sale in an unrealized loss position is as follows:

	Less than 12 Months		More than 12 Months		Total
(Dollars in thousands)	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
December 31, 2011
U.S. government sponsored agency obligations	$9,778	$38	$—	$—	$9,778	$38
Obligations of state and political subdivisions:
Tax exempt	1,276	7	—	—	1,276	7
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	1,668	3	1,446	2	3,114	5
Privately issued	27,666	404	7,434	121	35,100	525
Other asset-backed securities	10,074	4	—	—	10,074	4

Total available-for-sale securities	$50,462	$456	$8,880	$123	$59,342	$579

December 31, 2010
U.S. government sponsored agency obligations	$20,384	$107	$—	$—	$20,384	$107
Obligations of state and political subdivisions:
Taxable	5,266	106	—	—	5,266	106
Tax exempt	46,468	1,261	—	—	46,468	1,261
SBA Pools	1,211	6	—	—	1,211	6
Residential mortgage-backed securities:
Issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises	25,224	159	—	—	25,224	159
Privately issued	13,158	436	—	—	13,158	436
Other asset-backed securities	11,572	14	—	—	11,572	14

Total available-for-sale securities	$123,283	$2,089	$—	$—	$123,283	$2,089

        As of December 31, 2011, the Company's security portfolio consisted of 155 securities, 25 of which were in an unrealized loss position. The unrealized losses for these securities resulted from changes in interest rates and illiquidity, not credit quality. The Company expects full collection of the carrying amount of these securities and does not intend to sell the securities in an unrealized loss nor does it believe it will be required to sell securities in an unrealized loss position before the value is recovered. The Company does not consider these securities to be other-than-temporarily impaired at December 31, 2011.

        The majority of unrealized losses are related to the Company's privately issued mortgage-backed securities. At December 31, 2011, privately issued mortgage-backed security holdings in an unrealized loss position had an estimated fair value of $35.1 million with gross unrealized losses of $525 thousand. These non-agency mortgage-backed securities were rated AAA at purchase acquisition date and remain 'AAA' or 'AA+' rated as of December 31, 2011. The Company performs a credit review on a quarterly

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

4. SECURITIES (Continued)

basis for the underlying mortgage collateral as well as the supporting credit enhancement and structure. The results of the December 31, 2011 credit review demonstrated continued strength and no material degradation in the holdings.

5. LOANS

        Commercial loans are made for a variety of purposes to all types of businesses including manufacturers, service companies, real estate developers, retail stores, agricultural business and farms. The Company works with businesses to meet their shorter term working capital needs while also providing long-term financing for their business plans. Credit risk is managed through standardized loan policies, established and authorized credit limits, centralized portfolio management and the diversification of market area and industries. The overall strength of the borrower is evaluated through the credit underwriting process and includes a variety of analytical activities including the review of historical and projected cash flows, historical financial performance, financial strength of the principals and guarantors, and collateral values, where applicable. Commercial real estate loans are secured by a mortgage lien on the real property. The credit underwriting for both owner-occupied and investor income producing real estate loans includes detailed market analysis, historical and projected cash flow analysis, appropriate equity margins, assessment of lessees and lessors, type of real estate and other analysis. Risk of loss is managed by adherence to standard loan policies that establish certain levels of performance prior to the extension of a loan to the borrower. Geographic diversification, as well as a diversification across industries, is another means by which the risk of loss is managed by the Company.

        The majority of single family residential mortgage loans originated by the Company conforms to secondary market underwriting standards and is sold within a short timeframe to unaffiliated third parties. The credit underwriting standards adhere to a certain level of documentation, verifications, valuation, and overall credit performance of the borrower.

        Consumer loans are primarily loans made to individuals. Types of loans include new and used vehicle loans, second mortgages on residential real estate, and unsecured loans. Risk elements in the consumer loan portfolio are primarily focused on the borrower's cash flow and credit history, key indicators of the ability to repay and borrower credit scores. A certain level of security is provided through liens on automobile titles and second mortgage liens, where applicable. Economic conditions that affect consumers in the Company's markets have a direct impact on the credit quality of these loans. Higher levels of unemployment, lower levels of income growth and weaker economic growth are factors that may adversely impact consumer loan credit quality. Home equity lines of credit consist mainly of revolving lines of credit secured by residential real estate. Home equity lines of credit are generally governed by the same lending policies and subject to the same credit risk as described previously for residential real estate loans.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

5. LOANS (Continued)

        Loans at December 31, 2011 and 2010 were as follows:

	Covered loans			Noncovered loans
(Dollars in thousands)	Accounted for under ASC 310-30	Excluded from ASC 310-30 accounting	Total covered loans	Accounted for under ASC 310-30	Excluded from ASC 310-30 accounting	Total noncovered loans	Total
December 31, 2011
Commercial	$108,283	$35,032	$143,315	$271	$100,832	$101,103	$244,418
Agricultural	62,313	23,929	86,242	—	23,061	23,061	109,303
Commercial real estate	457,722	26,282	484,004	5,597	89,348	94,945	578,949
Single family residential	82,668	288	82,956	—	87,221	87,221	170,177
Consumer	89,601	26,097	115,698	4,877	12,498	17,375	133,073

Total	$800,587	$111,628	$912,215	$10,745	$312,960	$323,705	$1,235,920	(a)

December 31, 2010
Commercial	$77,905	$20,382	$98,287	$—	$42,000	$42,000	$140,287
Commercial real estate	390,780	27,359	418,139	—	63,150	63,150	481,289
Single family residential	138,574	4,295	142,869	—	23,619	23,619	166,488
Consumer	73,613	17,653	91,266	—	11,015	11,015	102,281

Total	$680,872	$69,689	$750,561	$—	$139,784	$139,784	$890,345	(a)

(a)
Reported net of deferred fees and costs totaling $39 thousand and $550 thousand at December 31, 2011 and December 31, 2010, respectively.

Nonperforming Assets and Past Due Loans

        Nonperforming assets consist of loans for which the accrual of interest has been discontinued, and property which has been acquired through the acquisitions of CF Bancorp, First Banking Center, Peoples State Bank or Community Central Bank or through foreclosure and is awaiting disposition (other real estate).

        Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. Loans outside of those accounted for under ASC 310-30 are classified as nonaccrual when, in the opinion of management, collection of principal or interest is doubtful. The accrual of interest income is discontinued when a loan is placed in nonaccrual status and any payments received reduce the carrying value of the loan. A loan may be placed back on accrual status if all contractual payments have been received and collection of future principal and interest payments is no longer doubtful. Covered loans accounted for under ASC 310-30 are classified as performing, even though they may be contractually past due, as any nonpayment of contractual principal or interest is considered in the periodic re-estimation of expected cash flows and is included in the resulting recognition of current period covered provision for loan losses or future yield adjustments.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

5. LOANS (Continued)

        Information as to nonperforming assets was as follows:

	As of December 31,
(Dollars in thousands)	2011	2010
Noncovered nonperforming assets
Nonaccrual loans
Commercial	$795	$619
Commercial real estate	—	262
Single family residential	1,320	—
Consumer	—	1

Total nonaccrual loans	2,115	882
Other real estate	—	—

Total noncovered nonperforming assets	2,115	882
Covered nonperforming assets
Nonaccrual loans
Commercial	$2,094	$113
Commercial real estate	786	323
Single family residential	51	50
Consumer	75	190

Total nonaccrual loans	3,006	676
Other real estate	20,303	18,695

Total covered nonperforming assets	23,309	19,371

Total nonperforming assets	$25,424	$20,253

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

5. LOANS (Continued)

        Loan delinquency, excluding loans accounted for under ASC 310-30 was as follows:

	As of December 31, 2011
(Dollars in thousands)	30 - 59 days past due	60 - 89 days past due	90 days or more past due	Total past due	Current	Total loans	90 days or more past due and still accruing
Noncovered loans, excluding loans accounted for under ASC 310-30
Commercial	$539	$57	$—	$596	$100,236	$100,832	$—
Agricultural	10	—	—	10	23,051	23,061	—
Commercial real estate	—	19	—	19	89,329	89,348	—
Single family residential	—	—	1,320	1,320	85,901	87,221	—
Consumer	—	364	—	364	12,134	12,498	—

Total	$549	$440	$1,320	$2,309	$310,651	$312,960	$—

Covered loans, excluding loans accounted for under ASC 310-30
Commercial	$790	$595	$5,528	$6,913	$28,119	$35,032	$4,034
Agricultural	185	—	170	355	23,574	23,929	170
Commercial real estate	1,525	419	1,211	3,155	23,127	26,282	709
Single family residential	—	—	—	—	288	288	—
Consumer	347	47	87	481	25,616	26,097	84

Total	$2,847	$1,061	$6,996	$10,904	$100,724	$111,628	$4,997

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

5. LOANS (Continued)

	As of December 31, 2010
(Dollars in thousands)	30 - 59 days past due	60 - 89 days past due	90 days or more past due	Total past due	Current	Total loans	90 days or more past due and still accruing
Noncovered loans
Commercial	$676	$—	$619	$1,295	$40,705	$42,000	$—
Commercial real estate	94	—	262	356	62,794	63,150	—
Single family residential	—	—	—	—	23,619	23,619	—
Consumer	485	152	86	723	10,292	11,015	46

Total	$1,255	$152	$967	$2,374	$137,410	$139,784	$46

Covered loans, excluding loans accounted for under ASC 310-30
Commercial	$38	$475	$113	$626	$19,756	$20,382	$—
Commercial real estate	277	—	323	600	26,759	27,359	—
Single family residential	100	2	50	152	4,143	4,295	—
Consumer	75	22	190	287	17,366	17,653	—

Total	$490	$499	$676	$1,665	$68,024	$69,689	$—

Impaired Loans

        Information as to total impaired loans is as follows:

	As of December 31,
(Dollars in thousands)	2011	2010
Noncovered
Nonaccrual loans	$2,115	$882
Performing troubled debt restructurings:
Commercial real estate	55	—

Total performing troubled debt restructurings	55	—

Total noncovered impaired loans	$2,170	$882

Covered
Nonaccrual loans	$3,006	$676
Performing troubled debt restructurings:
Commercial	4,237	—
Commercial real estate	11,361	—
Single family residential	233	—
Consumer	2,458	—

Total performing troubled debt restructurings	18,289	—

Total covered impaired loans	$21,295	$676

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

5. LOANS (Continued)

        The Company individually assesses for impairment all nonaccrual loans and troubled debt restructurings greater than $250,000.

        Information as to impaired loans individually evaluated for impairment was as follows:

(Dollars in thousands)	Recorded investment with no related allowance	Recorded investment with related allowance	Total recorded investment	Contractual principal balance	Related allowance	Average recorded investment	Interest income recognized
December 31, 2011
Noncovered individually evaluated impaired loans
Commercial	$—	$565	$565	$598	$293	$607	$33

Total noncovered individually evaluated impaired loans	$—	$565	$565	$598	$293	$607	$33

Covered individually evaluated impaired loans
Commercial	$1,573	$3,107	$4,680	$5,546	$2,988	$4,736	$28
Commercial real estate	3,279	6,874	10,153	17,451	4,471	10,428	28

Total covered individually evaluated impaired loans	$4,852	$9,981	$14,833	$22,997	$7,459	$15,164	$56

December 31, 2010
Noncovered individually evaluated impaired loans
Commercial	$—	$1,348	$1,348	$1,348	$198	$1,402	$—
Commercial real estate	—	542	542	1,347	283	919	—
Consumer	—	1	1	1	—	1	—

Total noncovered individually evaluated impaired loans	$—	$1,891	$1,891	$2,696	$481	$2,322	$—

Covered individually evaluated impaired loans
Commercial	$113	$—	$113	$129	$—	$113	$—
Commercial real estate	323	—	323	450	—	323	—
Single family residential	50	—	50	98	—	72	—
Consumer	190	—	190	255	—	90	—

Total covered individually evaluated impaired loans	$676	$—	$676	$932	$—	$698	$—

        Total interest foregone included $187 thousand and $35 thousand for the years ended December 31, 2011 and 2010, respectively.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

5. LOANS (Continued)

Troubled Debt Restructurings

        The Company assesses all loan modifications to determine whether a modification constitutes a troubled debt restructuring ("TDR"). A modification is considered a TDR when a borrower is experiencing financial difficulties and the Company grants a concession to the borrower. All TDRs are considered impaired loans. The nature and extent of impairment of TDRs, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance for loan losses.

        As of December 31, 2011, there were $582 thousand of nonperforming TDRs and $18.3 million of performing TDRs included in impaired loans. All TDRs are considered impaired loans in the calendar year of their restructuring. In subsequent years, a restructured obligation modified at a market rate and compliant with its modified terms for a minimum period of six months is no longer reported as a TDR. A loan that has been modified at a rate other than market will return to performing status if it satisfies the six month performance requirement; however, it will continue to be reported as a TDR and considered impaired.

        The following table presents the recorded investment of loans modified in TDRs during the year ended December 31, 2011 by type of concession granted. In cases where more than one type of concession was granted, the loans were categorized based on the most significant concession.

(Dollars in thousands)	Principal deferral	Interest rate	Forbearance agreement	Total number of loans	Total recorded investment at December 31, 2011
Noncovered
Commercial	$582	$—	$—	2	$582
Commercial real estate	—	55	—	1	55

Total noncovered	582	55	—	3	637
Covered
Commercial	1,045	3,192	—	32	4,237
Commercial real estate	2,470	8,891	—	24	11,361
Single family residential	198	—	35	4	233
Consumer	2,458	—	—	53	2,458

Total covered	6,171	12,083	35	113	18,289

Total loans	$6,753	$12,138	$35	116	$18,926

        The impact on the allowance for loan losses at December 31, 2011 as a result of loans modified in TDRs was a $2.3 million increase related to commercial covered loans and a $2.8 million increase related to commercial real estate covered loans resulting from the movement of these performing loans from collectively evaluated for impairment to individually evaluated for impairment.

        On an ongoing basis, the Company monitors the performance of TDRs to their modified terms. The following table presents the number of loans modified in TDRs during the previous 12 months for which there was payment default during the year ended December 31, 2011, including the recorded

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

5. LOANS (Continued)

investment as of December 31, 2011. There were no payment defaults subsequent to modification on noncovered TDRs during the year ended December 31, 2011.

(Dollars in thousands)	Total number of loans	Total recorded investment at December 31, 2011
Covered
Commercial	5	$400
Commercial real estate	2	826
Single family residential	1	109
Consumer	2	20

Total covered	10	$1,355

        For the year ended December 31, 2011, the Company charged-off $213 thousand, $114 thousand and $21 thousand related to TDRs in the commercial real estate covered loan, single family residential and consumer covered loan classes, respectively.

        At December 31, 2011, commitments to lend additional funds to borrowers whose terms have been modified in TDRs totaled $611 thousand.

        The terms of certain other loans were modified during the year ending December 31, 2011 that did not meet the definition of a troubled debt restructuring. The modification of these loans generally involved a modification of the terms of a loan to borrowers who were not deemed to be experiencing financial difficulties. The evaluation of whether or not a borrower is deemed to be experiencing financial difficulty is completed during loan committee meetings at the time of the loan approval.

Credit Quality Indicators

        Credit risk monitoring and management is a continuous process to manage the quality of the loan portfolio.

        The Company categorizes commercial and commercial real estate loans into risk categories based on relevant information about the ability of borrowers to service their debt including, current financial information, historical payment experience, credit documentation and current economic trends, among other factors. The risk rating system is used as a tool to analyze and monitor loan portfolio quality. Risk ratings meeting an internally specified exposure threshold are updated annually, or more frequently upon the occurrence of a circumstance that affects the credit risk of the loan. The following describes each risk category:

          Pass:    Includes all loans without weaknesses or potential weaknesses identified in the categories of special mention, substandard or doubtful.

          Special Mention:     Loans with potential credit weakness or credit deficiency, which, if not corrected, pose an unwarranted financial risk that could weaken the loan by adversely impacting the future repayment ability of the borrower.

          Substandard:    Loans with a well-defined weakness, or weaknesses, such as loans to borrowers who may be experiencing losses from operations or inadequate liquidity of a degree and duration

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

5. LOANS (Continued)

  that jeopardizes the orderly repayment of the loan. Substandard loans also are distinguished by the distinct possibility of loss in the future if these weaknesses are not corrected.

          Doubtful:     Loans with all the characteristics of a loan classified as Substandard, with the added characteristic that credit weaknesses make collection in full highly questionable and improbable.

        Commercial and commercial real estate credit quality was as follows:

	As of December 31, 2011
(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Noncovered loans
Commercial	$96,063	$2,852	$1,393	$795	$101,103
Agricultural	22,302	532	227	—	23,061
Commercial real estate	87,742	2,806	4,397	—	94,945

Total	$206,107	$6,190	$6,017	$795	$219,109

Covered loans
Commercial	$68,562	$22,285	$50,374	$2,094	$143,315
Agricultural	56,872	20,514	8,856	—	86,242
Commercial real estate	230,492	57,711	195,015	786	484,004

Total	$355,926	$100,510	$254,245	$2,880	$713,561

	As of December 31, 2010
(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Noncovered loans
Commercial	$40,636	$1,326	$38	$—	$42,000
Commercial real estate	62,608	94	186	262	63,150

Total	$103,244	$1,420	$224	$262	$105,150

Covered loans
Commercial	$78,777	$13,664	$2,757	$3,089	$98,287
Commercial real estate	232,338	84,424	29,030	72,347	418,139

Total	$311,115	$98,088	$31,787	$75,436	$516,426

        For single family residential mortgage loans and consumer loans, the Company evaluates credit quality based on the aging status of the loan and by payment activity. Single family residential mortgage

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

5. LOANS (Continued)

loans and consumer loans are considered nonperforming if 90 days or more past due. The following presents single family residential mortgage loans and consumer loans by credit quality:

	As of December 31, 2011
(Dollars in thousands)	Performing	Nonperforming	Total
Noncovered loans
Single family residential	$85,901	$1,320	$87,221
Consumer	17,375	—	17,375

Total	$103,276	$1,320	$104,596

Covered loans
Single family residential	$82,905	$51	$82,956
Consumer	115,623	75	115,698

Total	$198,528	$126	$198,654

	As of December 31, 2010
(Dollars in thousands)	Performing	Nonperforming	Total
Noncovered loans
Single family residential	$23,619	$—	$23,619
Consumer	10,754	261	11,015

Total	$34,373	$261	$34,634

Covered loans
Single family residential	$129,295	$13,574	$142,869
Consumer	88,034	3,232	91,266

Total	$217,329	$16,806	$234,135

Covered loans

        Substantially all loans acquired in the CF Bancorp and First Banking Center acquisitions during the year 2010 and the Peoples State Bank and Community Central Bank acquisitions during the year 2011 are covered by loss sharing agreements with the FDIC, whereby the FDIC reimburses the Bank for the 80% of losses incurred. These loans were recorded at their estimated fair value as of the acquisition date. Generally the determination of the fair value of the loans resulted in a significant write-down in the value of the loans, which was assigned to an accretable or nonaccretable difference. The accretable difference is recognized as interest income over the expected remaining term of the loan.

        The outstanding contractual balance of all covered loans accounted for under FASB ASC Topic 310-30, including contractual principal, interest, fees, and penalties, was $1.99 billion as of December 31, 2011.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

5. LOANS (Continued)

        Changes in the carrying amount of accretable differences for purchased loans for the years ended December 31 were as follows:

(Dollars in thousands)	2011	2010
Balance at beginning of period	$149,141	$—
Additions	97,923	141,188
Reclassification from nonaccretable difference to accretable yield	60,887	48,468
Discount accretion	(83,937)	(31,811)
Maturities, charge-offs and other	(39,515)	(8,704)

Balance at end of period	$184,499	$149,141

        The Company completed re-estimations of its forecast of expected cash flows for loans accounted for under ASC 310-10 for loans acquired in each acquisition in 2011 and for loans acquired in the CF Bancorp acquisition in 2010. The Company recognized improvement in the cash flow expectations related to certain loan pools resulting in the reclassification of $60.9 million and $48.5 million from nonaccretable to accretable difference during the years ended December 31, 2011 and 2010, respectively. This reclassification resulted in a yield adjustment on these loan pools on a prospective basis. Additionally, the Company recognized declines in the cash flow expectations of certain loan pools. Any decline in expected cash flows for a pool of loans is considered impairment and recorded as provision for loan losses, and a related allowance for loan and lease losses on covered loans, on a discounted basis during the period. For 2011, the Company recognized provision for loan losses related to covered loans of $64.7 million and realized net charge-offs of $22.2 million, resulting in an allowance for covered loan losses of $55.4 million as of December 31, 2011. For 2010, the Company recognized provision for loan losses related to covered loans of $17.8 million and realized net charge-offs of $5 million, resulting in an allowance for covered loan losses of $12.8 million as of December 31, 2010.

6. ALLOWANCE FOR LOAN LOSSES

Noncovered Loans

        The allowance for loan losses represents management's assessment of probable, estimable credit losses inherent in the loan portfolio. The allowance for loan losses consists of specific allowances, based on individual evaluation of certain loans, and allowances for homogeneous pools of loans with similar risk characteristics. Management's evaluation in establishing the adequacy of the allowance includes evaluation of actual past loan and lease loss experience, known and inherent risks in the portfolio, adverse situations that may affect a specific borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, and other pertinent factors, such as periodic internal and external evaluations of delinquent, nonaccrual, and classified loans. The evaluation is inherently subjective as it requires utilizing material estimates. The evaluation of these factors is the responsibility of certain senior officers from the credit administration, finance, and lending areas.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

6. ALLOWANCE FOR LOAN LOSSES (Continued)

        Changes in the allowance for noncovered loans were as follows:

	Year ended December 31,
(Dollars in thousands)	2011	2010
Balance at beginning of period	$4,420	$913
Provision for loan and lease losses	3,571	4,484
Loans charged-off	(203)	(1,030)
Recoveries	99	53

Net chargeoffs	(104)	(977)

Balance at end of period	$7,887	$4,420

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

6. ALLOWANCE FOR LOAN LOSSES (Continued)

        The allocation of the allowance for noncovered loans was as follows:

(Dollars in thousands)	Commercial	Agricultural	Commercial real estate	Single family residential	Consumer	Margin for imprecision	Total
As of and for the year ended December 31, 2011
Allowance for loan losses—noncovered:
Balance at beginning of year	$1,064	$—	$1,979	$729	$207	$441	$4,420
Provision for loan losses	2,445	125	472	596	374	(441)	3,571
Gross charge-offs	—	—	—	—	(203)	—	(203)
Recoveries	—	—	35	—	64	—	99

Net (charge-offs)/recoveries	—	—	35	—	(139)	—	(104)

Ending allowance for loan losses	$3,509	$125	$2,486	$1,325	$442	$—	$7,887

Ending allowance on loans—noncovered:
Individually evaluated for impairment	$293	$—	$—	$—	$—	$—	$293
Collectively evaluated for impairment	$3,212	$125	$2,341	$1,325	$227	—	7,230
Accounted for under ASC 310-30	4	—	145	—	215	—	364

Ending allowance for loan losses	$3,509	$125	$2,486	$1,325	$442	$—	$7,887

Ending balance of loans—noncovered:
Individually evaluated for impairment	$565	$—	$—	$—	$—	$—	$565
Collectively evaluated for impairment	$100,267	$23,061	$89,348	$87,221	$12,498	—	312,395
Accounted for under ASC 310-30	271	—	5,597	—	4,877	—	10,745

Total loans	$101,103	$23,061	$94,945	$87,221	$17,375	$—	$323,705

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

6. ALLOWANCE FOR LOAN LOSSES (Continued)

(Dollars in thousands)	Commercial	Commercial real estate	Single family residential	Consumer	Margin for imprecision	Total
As of and for the year ended December 31, 2010
Allowance for loan losses—noncovered:
Balance at beginning of year	$174	$446	$173	$28	$92	$913
Provision for loan losses	889	2,338	775	133	349	4,484
Gross charge-offs	—	(805)	(225)	—	—	(1,030)
Recoveries	1	—	6	46	—	53

Net (charge-offs)/recoveries	1	(805)	(219)	46	—	(977)

Ending allowance for loan losses	$1,064	$1,979	$729	$207	$441	$4,420

Ending allowance on loans—noncovered:
Individually evaluated for impairment	$198	$283	$—	$—	$—	$481
Collectively evaluated for impairment	866	1,696	729	207	441	3,939

Ending allowance for loan losses	$1,064	$1,979	$729	$207	$441	$4,420

Ending balance of loans—noncovered:
Individually evaluated for impairment	$1,348	$542	$—	$1	$—	$1,891
Collectively evaluated for impairment	40,652	62,608	23,619	11,014	—	137,893

Total loans	$42,000	$63,150	$23,619	$11,015	$—	$139,784

Covered Loans

        The Company established an allowance for loan losses associated with covered loans based on credit deterioration subsequent to the acquisition date. Additionally, the Company established an allowance for loan losses associated with covered loans given selected instances where a borrower drew on a previously unfunded commitment. The Company periodically re-estimates cash flows expected to be collected for covered loans, with any decline in expected cash flows recorded as provision for loan losses on a discounted basis during the period. For any increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan's remaining life.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

6. ALLOWANCE FOR LOAN LOSSES (Continued)

        Changes in the allowance for covered loans for the years ended December 31 were as follows:

(Dollars in thousands)	2011	2010(a)
Balance at beginning of year	$12,798	$—
Provision for loan losses	64,748	17,849
Loans charged-off	(28,603)	(7,609)
Recoveries	6,409	2,558

Net chargeoffs	(22,194)	(5,051)

Balance at end of year	$55,352	$12,798

(a)
For the year ended December 31, 2010, all allowance for loan losses activity related to loans accounted for under ASC 310-30.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

6. ALLOWANCE FOR LOAN LOSSES (Continued)

        The allocation of the allowance for covered loans was as follows:

(Dollars in thousands)	Commercial	Agricultural	Commercial real estate	Single family residential	Consumer	Total
As of and for the year ended December 31, 2011
Allowance for loan losses—covered:
Balance at beginning of year	$2,356	$—	$6,692	$1,125	$2,625	$12,798
Provision for loan and lease losses	18,746	2,567	34,107	4,886	4,442	64,748
Gross charge-offs	(7,898)	(72)	(12,518)	(2,553)	(5,562)	(28,603)
Recoveries	656	16	3,034	1,023	1,680	6,409

Net charge-offs	(7,242)	(56)	(9,484)	(1,530)	(3,882)	(22,194)

Ending allowance for loan losses	$13,860	$2,511	$31,315	$4,481	$3,185	$55,352

Allowance for loan losses—covered:
Individually evaluated for impairment	$2,988	$—	$4,471	$—	$—	$7,459
Collectively evaluated for impairment	1,274	109	700	47	539	2,669
Accounted for under ASC 310-30	9,598	2,402	26,144	4,434	2,646	45,224

Ending allowance for loan losses	$13,860	$2,511	$31,315	$4,481	$3,185	$55,352

Ending balance of covered loans:
Individually evaluated for impairment	$4,680	$—	$10,153	$—	$—	$14,833
Collectively evaluated for impairment	30,352	23,929	16,129	288	26,097	96,795
Accounted for under ASC 310-30	108,283	62,313	457,722	82,668	89,601	800,587

Total covered loans	$143,315	$86,242	$484,004	$82,956	$115,698	$912,215

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

7. PREMISES AND EQUIPMENT

        The following table summarizes premises and equipment at December 31:

(Dollars in thousands)	2011	2010
Land and land improvements	$599	$195
Buildings	32,849	13,850
Furniture and equipment	11,763	3,221
Data processing software	1,666	327
Leasehold improvements	1,171	185
Automobiles	345	450

Total	48,393	18,228
Less accumulated depreciation and amortization	5,072	1,495

Premises and equipment, net	$43,321	$16,733

        The Company leases certain branch properties and equipment under operating leases. Net rent expense was $1.9 million and $725 thousand for 2011 and 2010, respectively.

        Future minimum lease payments for operating leases, before considering renewal options that generally are present, are as follows:

(Dollars in thousands)	Future Minimum Lease Payments
Years Ending December 31
2012	$1,777
2013	1,606
2014	1,407
2015	1,389
2016	1,147
Thereafter	4,364

Total	$11,690

8. OTHER REAL ESTATE OWNED

        Changes in covered other real estate owned for the years ended December 31, were as follows:

(Dollars in thousands)	2011	2010
Balance at beginning of period	$18,695	$—
Additions	23,778	21,184
Disposals	(18,817)	(2,489)
Write-downs	(3,353)	—

Balance at end of period	$20,303	$18,695

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

9. CORE DEPOSIT INTANGIBLES AND LOAN SERVICING RIGHTS

        The Company recorded core deposit intangibles (CDIs) of $2.4 million and $480 thousand associated with the acquisitions of Peoples State Bank and Community Central Bank, respectively, during 2011 and $4.5 million and $2.2 million associated with the acquisitions of CF Bancorp and First Banking Center, respectively, during 2010. CDIs are amortized on an accelerated basis over their estimated useful lives and have an estimated average useful life of 9.8 years. The Company had no other intangible assets as of December 31, 2011 or 2010.

        At December 31, CDIs consisted of the following:

(Dollars in thousands)	December 31, 2011	December 31, 2010
Gross carrying amount	$9,515	$6,680
Accumulated amortization	(2,206)	(853)

Net carrying amount	$7,309	$5,827

        Amortization expense recognized on CDIs for 2011 and 2010 was $1.4 million and $853 thousand, respectively. The estimated amortization expense of CDIs for the next five years is as follows:

(Dollars in thousands)	Estimated Amortization Expense
2012	$1,238
2013	1,073
2014	963
2015	880
2016	806

        Loan servicing rights are created as a result of the Company's mortgage banking origination activities, the origination and purchase of agricultural servicing rights and the purchase of commercial real estate servicing rights.

        The following tables summarize the changes in the carrying value and fair value of loan servicing rights:

	Year Ended December 31, 2011
(Dollars in thousands)	Commercial Real Estate	Agricultural	Mortgage	Total
Carrying value, beginning of period	$—	$—	$752	$752
Addition of servicing assets	865	1,897	1,424	4,186
Net impairment charge	(124)	(10)	(448)	(582)
Amortization and other	(98)	(204)	(251)	(553)

Carrying value, end of period	$643	$1,683	$1,477	$3,803

Fair value, end of period	$643	$1,709	$1,477	$3,829

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

9. CORE DEPOSIT INTANGIBLES AND LOAN SERVICING RIGHTS (Continued)

Year Ended December 31, 2010
(Dollars in thousands)	Mortgage
Carrying value, beginning of period	$—
Addition of servicing assets	830
Impairment charge	(52)
Amortization and other	(26)

Carrying value, end of period	$752

Fair value, end of period	$818

        Impairment of loan servicing rights is recognized through a valuation allowance when the carrying value of the loan servicing rights exceeds the fair value. Subsequent increases in fair value, up to the original carrying value, are recorded as impairment recoveries through the valuation allowance. Activity in the valuation allowance for loan servicing rights was as follows:

	Year Ended December 31, 2011
(Dollars in thousands)	Commercial Real Estate	Agricultural	Mortgage	Total
Balance, beginning of period	$—	$—	$(52)	$(52)
Impairment charges	(131)	(10)	(500)	(641)
Impairment recoveries	7	—	52	59

Balance, end of period	$(124)	$(10)	$(500)	$(634)

Year Ended December 31, 2010
(Dollars in thousands)	Mortgage
Balance, beginning of period	$—
Impairment charges	(52)
Impairment recoveries	—

Balance, end of period	$(52)

        The expected and actual rates of loan prepayments are the most significant factors driving the fair value of loan servicing rights. Fair values at year end 2011 were determined using prepayment speeds ranging from 8.3% to 30.3% for mortgage servicing rights, 4.1% to 37.3% for agricultural servicing rights and 8.5% to 51.0% for commercial real estate servicing rights. Fair values at year end 2010 were determined using prepayment speeds ranging from 6.2% to 23.8% for mortgage servicing rights. During 2011 and 2010, the Company realized total loan servicing fee income of $1.9 million and $73 thousand, respectively, recorded as a component of "Mortgage banking and other loan fees" in the Consolidated Statements of Income.

        Loans serviced for others are not reported as assets in the Consolidated Balance Sheets. The unpaid principal balances of the commercial real estate, agricultural, and mortgage servicing portfolios serviced for others totaled $347.5 million, $72.4 million and $202.8 million at December 31, 2011, respectively. The unpaid principal balance of the mortgage servicing portfolio totaled $79.4 million at December 31, 2010.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

10. DERIVATIVE INSTRUMENTS

        Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives. It is the Company's practice to enter into forward commitments for the future delivery of mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans. The Company has no derivatives designated in hedge relationships.

        The following table reflects the amount and fair value of mortgage banking derivatives included in "Other Assets" and "Other liabilities" in the Consolidated Balance Sheets as of December 31:

	2011		2010
(Dollars in thousands)	Notional Amount	Fair Value	Notional Amount	Fair Value
Forward contracts related to mortgage loans to be delivered for sale	$32,469	$(199)	$41,620	$439
Interest rate lock commitments	21,765	434	27,643	174

Total included in other assets	$54,234	$235	$69,263	$613

        The following table reflects the net gains (losses) relating to free-standing derivative instruments used for risk management recorded in "Mortgage banking and other loan fees" in the Consolidated Statements of Income as of December 31:

(Dollars in thousands)	2011	2010
Forward contracts related to mortgage loans to be delivered for sale	$(638)	$439
Interest rate lock commitments	260	174

11. LOAN COMMITMENTS AND RELATED FINANCIAL INSTRUMENTS

        In the normal course of business, the Company offers a variety of financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include outstanding commitments to extend credit and standby letters of credit.

        The Company's exposure to credit loss, in the event of nonperformance by the counterparty to the financial instrument, is represented by the contractual amounts of those instruments. The same credit policies are used in making commitments and conditional obligations as are used for on-balance sheet instruments.

        Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments to extend credit are primarily variable rate commitments. The Company evaluates each customer's creditworthiness on an individual basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. The collateral held varies, but may include securities, real estate, inventory, plant, or equipment. Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are included in commitments to extend credit. These

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

11. LOAN COMMITMENTS AND RELATED FINANCIAL INSTRUMENTS (Continued)

lines of credit are generally uncollateralized, usually do not contain a specified maturity date and may be drawn upon only to the total extent to which the Company is committed.

        Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The Company's portfolio of standby letters of credit consists primarily of performance assurances made on behalf of customers who have a contractual commitment to produce or deliver goods or services. These contracts expire in decreasing amounts through the year 2014 and are primarily variable rate commitments. The risk to the Company arises from its obligation to make payment in the event of the customers' contractual default to produce the contracted good or service to a third party. Management conducts regular reviews of these instruments on an individual customer basis and does not anticipate any material losses as a result of these letters of credit.

        A summary of the contractual amounts of the Company's exposure to off-balance sheet risk is as follows:

	December 31,
(Dollars in thousands)	2011	2010
Commitments to extend credit	$208,106	$253,391
Standby letters of credit	12,310	21,967

Total commitments	$220,416	$275,358

12. DEPOSITS

        Time deposits, including certificates of deposit, CDARS and certain individual retirement account deposits, of $100 thousand or more totaled $225.4 million and $188.9 million at December 31, 2011 and 2010, respectively.

        At December 31, 2011, the scheduled maturities of time deposits for the next five years were as follows:

(Dollars in thousands)
2012	$327,671
2013	109,251
2014	32,739
2015	16,359
2016	26,183
Thereafter	3,282

Total	$515,485

13. FEDERAL HOME LOAN BANK ADVANCES

        At December 31, 2011, the Company had $46.5 million of FHLB advances outstanding. The balance includes advances payable of $43.2 million and purchase accounting premiums of $3.3 million. Maturities for the FHLB advances range from 2012 to 2016 with contractual fixed interest rates from 1.51% to 5.63%. The weighted average effective cost is 4.20%. Each advance is payable at maturity

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

13. FEDERAL HOME LOAN BANK ADVANCES (Continued)

date and include prepayment option fees. The advances were collateralized by $214.2 million of mortgage loans and mortgage-backed securities under a blanket lien arrangement at December 31, 2011.

        At December 31, 2011, the contractual principal payments due and the amortization of purchase accounting adjustments over the next five years were as follows:

(Dollars in thousands)
Years Ending December 31
2012	$8,005
2013	768
2014	768
2015	11,157
2016	25,789

Total	$46,487

14. INCOME TAXES

        The provision for federal income taxes is computed by applying the statutory federal income tax rate to income (loss) before income taxes as reported in the consolidated financial statements after deducting non-taxable items. State taxes are then added to the federal tax provision.

        The current and deferred components of the provision for income taxes were as follows:

	Year ended December 31,
(Dollars in thousands)	2011	2010
Current
Federal	$25,569	$11,743
State	1,707	178

Total current	27,276	11,921
Deferred
Federal	(8,792)	11,532
State	(667)	676

Total deferred	(9,459)	12,208
Change in valuation allowance	—	(2,040)

Total	$17,817	$22,089

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

14. INCOME TAXES (Continued)

        A reconciliation of expected income tax expense (benefit) at the federal statutory rate to the Company's provision for income taxes and effective tax rate follows:

	2011		2010
(Dollars in thousands) Years ended December 31	Amount	Rate	Amount	Rate
Tax based on federal statutory rate	$17,943	35.0%	$23,368	35.0%
Effect of:
Tax exempt income	(910)	(1.8)	(294)	(0.4)
State taxes, net of federal benefit	666	1.4	555	0.8
Change in valuation allowance	—	—	(2,040)	(3.1)
Write-off of net operating losses	—	—	468	0.7
Other, net	118	0.2	32	0.1

Income tax expense	$17,817	34.8%	$22,089	33.1%

        The Company and its subsidiaries are subject to U.S. federal income tax and income tax in the state of Wisconsin. The Company is not subject to examination by the Internal Revenue Service for the years before 2008 and by the state of Wisconsin before 2010.

        In the ordinary course of business, the Company enters into certain transactions that have tax consequences. From time to time, the Internal Revenue Service (IRS) may review and/or challenge specific interpretive tax positions taken by the Company with respect to those transactions. The Company believes that its tax returns were filed based upon applicable statutes, regulations and case law in effect at the time of the transactions. The IRS, an administrative authority or a court, if presented with the transactions, could disagree with the Company's interpretation of the tax law.

        There were no unrecognized tax benefits at December 31, 2011, and the Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months. The Company recognizes interest and/or penalties related to income tax matters in income tax expense, when applicable. The Company did not have any amounts accrued for interest and penalties at December 31, 2011.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

14. INCOME TAXES (Continued)

        The significant components of deferred tax assets and liabilities were as follows:

	December 31,
(Dollars in thousands)	2011	2010
Deferred tax assets:
Allowance for loan and lease losses	$22,903	$8,063
Other real estate losses	3,977	583
Organizational costs	390	429
Accrued stock-based compensation	1,479	464
Accrued expenses	151	264
Net unrealized loss on available for sale securities	—	224
Net operating loss carryforwards	914	964
Other	96	16

Total deferred tax assets	$29,910	$11,007
Depreciation	1,819	170
Business combination adjustments	28,221	20,508
Net unrealized gain on available for sale securities	1,751	—
Mortgage servicing rights	578	273

Total deferred tax liabilities	32,369	20,951
Valuation allowance	—	—

Net deferred tax liability	$(2,459)	$(9,944)

        For the years ended December 31, 2011 and 2010, management concluded that no valuation allowance was necessary on federal or state deferred tax assets. This determination was based on the Company's net deferred tax liability position, its income and growth throughout 2011, and management's expectations of sustainable profitability in the future.

        In November 2009, the Company incurred an ownership change within the meaning of Section 382 of the Internal Revenue Code. As a result, the Company's ability to utilize loss carry forwards originating prior to the ownership change is limited to $145 thousand annually. During 2010, the Company reduced the carrying value of its deferred tax asset for loss carry forwards by $468 thousand to reflect the expected loss in benefits due to the annual Section 382 limitation.

        During 2010, the Company incurred a subsequent Section 382 ownership change. The annual limitation imposed by this ownership change did not cause an additional reduction in the carrying value of loss carry forwards.

        At December 31, 2011, without taking into consideration the reduction in carrying value noted above, the Company had gross federal loss carry forwards of $3.9 million which, if unused, will expire in 2027 through 2029.

15. STOCK-BASED COMPENSATION AND STOCK WARRANTS

        The Company's 2009 Equity Incentive Plan (the "Plan"), along with amendments made to the Plan, permit the grant of share options to employees, directors and certain consultants for up to

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

15. STOCK-BASED COMPENSATION AND STOCK WARRANTS (Continued)

6.2 million shares of common stock as of December 31, 2011. Options are granted with an exercise price equal to or greater than the estimated fair market price of the Company's common stock at the date of grant. Option awards vest over a three year period with one third vesting on each anniversary date and remain outstanding for 10 years after the date of the grant. As of December 31, 2011, 1.4 million option shares were available to be granted.

        The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the table below. As the Company's strategic business plan restricts the issuance of dividends through June 30, 2014 and the Company does not expect to issue dividends prior to the full vesting period of outstanding grants, a zero expected dividend yield is assumed in the valuation. Given minimal trading in the Company's stock, it is not practicable for the Company to estimate volatility of its share price; therefore, the Company uses the volatility of an appropriate industry index (the ABA Nasdaq Community Bank Index) as an input in the valuation model. Since no historical data is available, the expected term of options granted is estimated to be six years based on expected lives used by a sample of other Midwest banks and taking into consideration the Company's business strategy and the circumstances of its capitalization. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant corresponding with the expected average life of the options. All shares granted are expected to vest and the Company intends to issue already authorized shares to satisfy options upon exercise.

        The fair value of options granted was determined using the following weighted-average assumptions as of the grant date:

	2011	2010
Fair value of options granted	$2.24	$2.02
Expected dividend yield	0.00%	0.00%
Expected volatility	30.56%	31.00%
Risk-free interest rate	2.13%	1.90%
Expected life (in years)	6.00	6.00

        Activity in the Plan during 2011 is summarized below:

		Weighted Average
	Number of Shares	Exercise Price per Share	Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)(1)
Outstanding at beginning of year	3,817,924	$5.58
Granted	1,043,250	6.66
Exercised	—
Forfeited or expired	—
Outstanding at end of year	4,861,174	5.81	8.59	$6,995
Exercisable at end of year	1,486,949	5.28	8.31	2,930

(1)
Assumes a $7.25 stock price at December 31, 2011.

        There were no options exercised from inception of the plan through December 31, 2011.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

15. STOCK-BASED COMPENSATION AND STOCK WARRANTS (Continued)

        Total compensation expense for stock awards, included in "Salary and employee benefits" in the Consolidated Statements of Income, was $2.81 million and $1.27 million for 2011 and 2010, respectively.

        As of December 31, 2011, there was $5.19 million of total unrecognized compensation cost related to stock options granted under the Plan. The cost is expected to be recognized over a weighted-average expected remaining recognition period of 1.80 years.

Stock Warrants

        The Company has issued four different sets of stock warrants: 1) in relation to its November 2009 capital raise; 2) to seed capital investors in February 2010; 3) to a private investor in relation to the April 2010 capital raise from private equity investors; and 4) to the FDIC in relation to the Company's April 2010 acquisition of CF Bancorp.

        On November 30, 2009, in conjunction with stock sold in a private placement to certain non-employee investors, 1,375,998 common stock warrants were issued with a strike price of $3.50. The investors who received these warrants were also investors in the Company's initial equity raise in 2007. During 2011, all of these warrants were exercised resulting in cash receipts of $4.61 million and the issuance of 1.35 million common shares.

        On February 10, 2010, 38,855 common stock warrants were issued to certain seed investors. These warrants have a strike price of $10 per share and expire April 28, 2017. These warrants have a feature that dictates that the warrants only become exercisable after an eligible capital transaction, which is either an initial public offering or a sale of the Company in which the stock of the Company is valued above certain threshold levels. These warrants were not issued concurrently with the issuance of stock and meet the definition of a derivative under ASC 815-40 "Derivatives and Hedging—Contracts in Entity's Own Equity", however, they fall under the scope exception which states that contracts issued that are both a) indexed to its own stock; and b) classified in stockholders' equity are not considered derivatives. The warrants were recorded at their fair value on the date of grant as a component of stockholder's equity. These warrants remain outstanding at December 31, 2011.

        On April 30, 2010, 1,616,669 common stock warrants were issued to a private investor and 6,493 common stock warrants were issued to investment vehicles associated with the same private investor. The warrants have a strike price of $6 and a 10 year term. These warrants were issued concurrently with the issuance of stock to this private investor and meet the definition of a derivative under ASC 815-40 "Derivatives and Hedging—Contracts in Entity's Own Equity", however, they fall under the scope exception which states that contracts issued that are both a) indexed to its own stock; and b) classified in stockholders' equity are not considered derivatives. The warrants were recorded at their fair value on the date of grant as a component of stockholder's equity. These warrants remain outstanding at December 31, 2011.

        On April 30, 2010, 390,000 common stock warrants were issued to the FDIC. These warrants have a strike price of $6 and a 10 year term. These warrants have a feature that allows settlement in cash and were issued as consideration paid to the FDIC for the purchase of assets of CF Bancorp. These warrants meet the definition of a liability due to the cash settlement feature and are recorded as such in the Consolidated Balance Sheets. The purchase accounting adjustments related to the CF Bancorp acquisition included an estimated present value of the potential cash settlement that may be paid to the

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

15. STOCK-BASED COMPENSATION AND STOCK WARRANTS (Continued)

FDIC of $2.89 million which was recorded in "FDIC warrants payable" in the Consolidated Balance Sheets. At each subsequent reporting period, the Company determines the potential cash settlement amount for these warrants and, to the extent that the present value of the potential cash settlement amount is greater than the initial contingent purchase accounting adjustment, the company would accrue additional expense to fully reflect the present value of the potential cash settlement amount. For the year ended December 31, 2011, $144 thousand was recognized as periodic amortization expense and $101 thousand was recognized as additional expense due to the change in potential cash settlement amount. For the year ended December 31, 2010, $96 thousand was recorded as periodic amortization expense and no adjustment was needed related to the potential cash settlement amount. These warrants remain outstanding at December 31, 2011.

16. TRANSACTIONS WITH RELATED PARTIES

        Loans to executive officers, directors, principal shareholders and their related interests in 2011 and 2010 were as follows:

	Year ended December 31,
(Dollars in thousands)	2011	2010
Beginning balance	$6,841	$3,760
New loans	5,210	3,781
Repayments(1)	(3,713)	(700)

Ending balance	$8,338	$6,841

(1)
Includes $376 thousand of loans sold with servicing rights retained.

        Deposits from executive officers, directors, principal shareholders and their related interests were approximately $5.4 million and $5.2 million at December 31, 2011 and 2010, respectively.

17. REGULATORY CAPITAL MATTERS

        Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2011, the Company and Bank met all capital adequacy requirements to which they are subject.

        Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2011 and 2010, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

17. REGULATORY CAPITAL MATTERS (Continued)

framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

        The following is a summary of actual and required capital amounts and ratios:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2011
Total capital to risk-weighted assets
Talmer Bancorp, Inc. (Consolidated)	$321,326	39.0%	$65,947	8.0%	N/A	N/A
Talmer Bank and Trust	285,361	34.6%	66,012	8.0%	$82,515	10.0%
Tier 1 capital to risk-weighted assets
Talmer Bancorp, Inc. (Consolidated)	310,498	37.7%	32,973	4.0%	N/A	N/A
Talmer Bank and Trust	274,533	33.3%	33,006	4.0%	49,509	6.0%
Tier 1 leverage ratio
Talmer Bancorp, Inc. (Consolidated)	310,498	14.6%	85,475	4.0%	N/A	N/A
Talmer Bank and Trust	274,533	12.9%	85,755	4.0%	107,193	5.0%
December 31, 2010
Total capital to risk-weighted assets
Talmer Bancorp, Inc. (Consolidated)(1)	$250,936	31.5%	$64,858	8.0%	N/A	N/A
Talmer Bank and Trust(1)	243,464	30.6%	64,928	8.0%	$81,159	10.0%
Tier 1 capital to risk-weighted assets
Talmer Bancorp, Inc. (Consolidated)(1)	245,426	30.3%	32,429	4.0%	N/A	N/A
Talmer Bank and Trust(1)	237,954	29.3%	32,464	4.0%	48,696	6.0%
Tier 1 leverage ratio
Talmer Bancorp, Inc. (Consolidated)(1)	245,426	18.4%	53,552	4.0%	N/A	N/A
Talmer Bank and Trust(1)	237,954	16.5%	57,833	4.0%	72,291	5.0%

(1)
Formerly First Michigan Bancorp, Inc. (Consolidated) and First Michigan Bank

        The Company's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. Additionally, per the Company's strategic plan that was accepted by the FDIC, the Company will maintain a Tier 1 leverage ratio of 10%. This strategic plan included an expectation of raising additional capital from private equity investors for the purposes of pursuing additional acquisitions of selected banks through FDIC-assisted transactions. The strategic plan does not contemplate that the Bank would pay dividends to the Company over the next three years. Therefore, the Bank will not pay dividends to the Company prior to June 30, 2014, unless it changes its strategic plan and receives prior regulatory approval.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

18. CONTINGENT LIABILITIES

        The Company and certain of its subsidiaries are subject to various pending or threatened legal proceedings arising out of the normal course of business. Some of these claims are against entities or assets of which the Company has acquired in business acquisitions, and certain of these claims, or future claims, will be covered by loss sharing agreements with the FDIC.

        The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. Where it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated, the Company records a liability in its consolidated financial statements. While the ultimate liability with respect to these litigation matters and claims cannot be determined at this time, in the opinion of management, any liabilities arising from pending legal proceedings would not have a material adverse effect on the Company's financial statements.

19. PARENT COMPANY FINANCIAL STATEMENTS

Balance Sheets—Talmer Bancorp, Inc.

	December 31,
(Dollars in thousands)	2011	2010
Assets
Cash and cash equivalents	$25,710	$7,762
Investment in Banking subsidiaries	285,361	243,464
Income tax benefit	10,314	1,186
Other assets	125	23

Total assets	$321,510	$252,435

Liabilities
Accrued expenses and other liabilities	$184	$1,500

Total liabilities	184	1,500

Shareholders' equity	321,326	250,935

Total liabilities and stockholders' equity	$321,510	$252,435

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

19. PARENT COMPANY FINANCIAL STATEMENTS (Continued)

Statements of Income—Talmer Bancorp, Inc.

	Years ended December 31,
(Dollars in thousands)	2011	2010
Income
Interest income	$—	$209

Total income	—	209

Expenses
Salaries and employee benefits	4,369	7,241
Professional services	1,005	618
Other	387	362

Total expenses	5,761	8,221

Income before income taxes and equity in undistributed net earnings of subsidiaries	(5,761)	(8,012)
Income tax benefit	2,060	4,480
Equity in undistributed earnings of subsidiaries	37,150	48,208

Net income	$33,449	$44,676

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

19. PARENT COMPANY FINANCIAL STATEMENTS (Continued)

Statements of Cash Flows—Talmer Bancorp, Inc.

	Years ended December 31,
(Dollars in thousands)	2011	2010
Cash flows from operating activities
Net income (loss)	$33,449	$44,676
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(37,150)	(48,208)
Stock-based compensation expense	1,590	806
Increase in income tax benefit	(9,128)	(1,186)
Decrease (increase) in other assets, net	46	(23)
Increase (decrease) in accrued expenses and other liabilities, net	(1,464)	1,228

Net cash used in operating activities	(12,657)	(2,707)
Cash flows from investing activities
Cash proceeds from acquisitions	25,999	—
Capital contributions to subsidiaries	—	(178,000)

Net cash used in investing activities	25,999	(178,000)
Cash flows from financing activities
Issuance of common stock	4,606	185,882

Net cash provided by financing activities	4,606	185,882

Net increase in cash and cash equivalents	17,948	5,175
Beginning cash and cash equivalents	7,762	2,587

Ending cash and cash equivalents	$25,710	$7,762

Increase in assets and liabilities (non-cash) in Lake Shore Wisconsin Corporation acquisition:
Other assets	$147
Other liabilities	145

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

20. EARNINGS PER COMMON SHARE

        The factors used in the basic and diluted earnings per share ("EPS") computation follow:

(In thousands, except per share data)	2011	2010
Numerator for basic and diluted EPS:
Net income (loss)	$33,449	$44,676

Denominator for basic EPS—weighted average shares	39,505	27,937
Effect of dilutive securities— Employee and director stock options	323	207
Warrants	811	445

Denominator for diluted EPS—adjusted weighted average shares	40,639	28,589

EPS available to common shareholders
Basic	$0.85	$1.60

Diluted	$0.82	$1.56

        For the effect of dilutive securities, it was assumed that the average stock valuation is $7.05 per share for 2011 and $5.17 per share for 2010, which is reflective of the share activity for each year.

        The following average shares related to outstanding options and warrants to purchase shares of common stock were not included in the computation of diluted net income (loss) available to common shareholders because they were antidilutive.

(Shares in thousands)	2011	2010
Average outstanding options	3,879	1,569
Exercise price	$6.00 - $7.25	$6.00
Average outstanding warrants	39	1,382
Range of exercise prices	$10.00	$6.00 - $10.00

21. EMPLOYEE BENEFIT PLAN

        In 2010 and 2011, the Company sponsored a defined contribution 401(k) plan covering substantially all employees and allowing employees, at their option, to contribute up to $16,500 of their pay with an additional $5,500 if age 50 or older, subject to certain IRS limitations and Company service requirements. The Company matched the employee's elective contributions up to 1% of pay with $1 for every dollar contributed. Elective contributions over 1% of pay and up to 6% of pay are matched with $0.50 for every dollar contributed. The Company's matching contributions vest 100% after 2 years of service.

        Total Company contributions to the 401(K) plan were $911 thousand and $255 thousand for the years ended December 31, 2011 and 2010, respectively.

22. SUBSEQUENT EVENT

        On February 21, 2012, the Company secured commitments from private investors for up to $174 million of additional capital from the private placement of newly issued common stock. The

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

22. SUBSEQUENT EVENT (Continued)

capital will be used for general corporate purposes and to support growth in the Company's targeted Midwest markets.

        The terms of commitments by the private investors, all of which are current investors, directors or employees of the Company, include a funding of $21 million completed in the first quarter of 2012 and provide for future investments of $153 million. The additional capital may be drawn at the Company's discretion and may be used to support either organic growth or growth through strategic acquisitions in the Midwest.

        Through and including [    •    ], 2012 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

          Shares

Talmer Bancorp, Inc.

Class A Common Stock

PROSPECTUS
    , 2012

[Underwriters]

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the Class A Common Stock being registered. All amounts, except the SEC registration fee and the FINRA filing fee, are estimates.

Amount to be Paid
SEC Registration Fee	$
FINRA filing fee	$
*NASDAQ listing fees and expenses	$
*Legal fees and expenses	$
*Accounting fees and expenses	$
*Printing fees and expenses	$
*Transfer agent and registrar fees and expenses	$
*Miscellaneous	$
*TOTAL	$

*
To be provided by subsequent amendment

Item 14.    Indemnification of Directors and Executive Officers

        Talmer Bancorp, Inc. is organized under the Michigan Business Corporation Act (the "MBCA") which, in general, empowers Michigan corporations to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against expenses, including attorney's fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection therewith if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful.

        The MBCA also empowers Michigan corporations to provide similar indemnity to such a person for expenses, including attorney's fees, and amounts paid in settlement actually and reasonably incurred by the person in connection with actions or suits by or in the right of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the interests of the corporation or its shareholders, except in respect of any claim, issue or matter in which the person has been found liable to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances, in which case indemnification is limited to reasonable expenses incurred. If a person is successful in defending against a derivative action or third-party action, the MBCA requires that a Michigan corporation indemnify the person against expenses incurred in the action.

        The MBCA further permits Michigan corporations to limit the personal liability of directors for a breach of their fiduciary duty. However, the MBCA does not eliminate or limit the liability of a director for any of the following: (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) intentional infliction of harm on the corporation or the shareholders; (iii) a violation of Section 551 of the MBCA; or (iv) an intentional criminal act. If a Michigan corporation adopts such a provision, then the Michigan corporation may indemnify its directors without a determination that they have met the applicable standards for indemnification set forth above, except, in the case of an action or suit by or in the right of the corporation, only against expenses reasonably incurred in the action. The foregoing does not apply if the director's actions fall into one of the exceptions to the limitation on personal liability discussed above, unless a court determines that the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances.

        Our articles of incorporation provide that our directors will not be personally liable to us or our shareholders for money damages as a result of such director's acts or omissions while acting in a capacity as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the MBCA as in effect from time to time.

        Our bylaws generally provide that we will indemnify our directors and officers against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf if such person acted in good faith and in a manner the person reasonably believed to be in the best interests of us and our shareholders, and with respect to any criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. Our bylaws further provide for the advancement of expenses under certain circumstances, provided that the person seeking indemnification undertakes to repay the amount of any such advance if it is ultimately determined that he or she did not meet the standard of conduct, if any, required by the MBCA for the indemnification of him or her under the circumstances.

        We have obtained a policy of directors' and officers' liability insurance, under which our directors and officers of the Company are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, action, suits or proceedings, which may be brought against them by reason of being or having been such directors and officers.

        We have entered into separate indemnification agreements with each of our directors. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law against any and all expenses, judgments, penalties, fines and amounts paid in settlement, including attorneys' fees. The indemnification agreements provide for the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.    Recent Sales of Unregistered Securities

        In the three years preceding the filing of this registration statement, we have issued the following securities:

        On November 30, 2009, we issued 4,506,000 shares of our Class A Common Stock and warrants to purchase 1,375,998 shares of our Class A Common Stock to private investors for consideration of approximately $13.5 million in cash. The warrants had a strike price of $3.50. During 2011, all of these warrants were exercised resulting in cash receipts of $4.61 million and the issuance of 1.35 million common shares.

        On February 10, 2010, we issued warrants to purchase 38,855 of our Class A Common Stock to certain private investors. These warrants have a strike price of $10.00 per share and expire April 28, 2017. These warrants have a feature that dictates that the warrants only become exercisable after an eligible capital transaction, which is either an initial public offering or a sale of the Company in which the stock of the Company is valued above certain threshold levels. The warrants were recorded at their fair value on the date of grant as a component of stockholder's equity. These warrants remained outstanding at March 31, 2012.

        On April 30, 2010, we issued 33,333,334 shares of our Class A Common Stock to private investors and warrants to purchase 1,623,162 shares of Class A Common Stock common to a private investor and investment vehicles associated with the same private investor for consideration of $185.9 million in cash, net of placement agent fees. The warrants remain outstanding at March 31, 2012. The net proceeds of this offering were used to fund our acquisitions to date and for general corporate purposes. We continue to hold the remaining proceeds (after deduction for our operating expenses) in cash and cash equivalents and securities available for sale.

        On April 30, 2010, we also issued 390,000 warrants to purchase Class B Common Stock to the FDIC. These warrants have a strike price of $6.00 and a term of 10 years. These warrants have a feature that allows settlement in cash and were issued as consideration paid to the FDIC for the purchase of assets of CF Bancorp. These warrants meet the definition of a liability due to the cash settlement feature and are recorded as such in the Consolidated Balance Sheets. These warrants remained outstanding at March 31, 2012.

        On December 15, 2011, we closed a merger with Lake Shore Wisconsin Corporation. Prior to closing, Lake Shore spun off its wholly-owned subsidiary, Hiawatha National Bank, to its shareholders. Lake Shore's remaining assets consisted of cash and cash equivalents, of which, we retained approximately $26 million following the merger. We issued approximately 4.2 million shares of Class A Common Stock and $6.5 million in cash to Lake Shore shareholders as consideration for the merger.

        On February 21, 2012, we closed on a private placement of up to 21,750,084 shares our Class A Common Stock to private investors at $8.00 per share consisting of an initial issuance of 2,618,936 shares and an initial drawdown by us of approximately $21.0 million with commitments from investors for up to approximately $153.0 million of additional capital at $8.00 per share. The net proceeds of this offering will be used for funding additional acquisitions, if any, and general corporate purposes. We continue to hold the remaining proceeds (after deduction for our operating expenses) in cash and cash equivalents and securities available for sale.

        The issuances of securities described in the preceding paragraphs were made in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, including the safe harbors established in Rules 144A and Regulation D, for transactions by an issuer not involving a public offering. We did not offer or sell the securities by any form of general solicitation or general advertising, informed the purchaser that the securities had not been registered under the Securities Act and were subject to restrictions on transfer, and made offers only to the purchaser, whom we believed had the knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the securities.

        As of April 30, 2012, we have granted certain of our employees and directors options to purchase an aggregate of 4,861,174 shares of our Class A Common Stock under our Equity Incentive Plan. These grants were exempt from the registration requirements of the Securities Act pursuant to Rule 701 promulgated thereunder inasmuch as they were offered and sold under written compensatory benefit plans and otherwise in compliance with the provisions of Rule 701.

Item 16.    Exhibits and Financial Statement Schedules

        (a)   Exhibits:    The list of exhibits is set forth under "Exhibit Index" at the end of this registration statement and is incorporated herein by reference.

        (b)   Financial Statement Schedules: None.

Item 17.    Undertakings

        (a)   The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

             (ii)  To reflect in the prospectus any fact or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities:

        The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

            (i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

           (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

          (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

          (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        (b)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (d)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Troy, State of Michigan, on the    th day of                        , 2012.

TALMER BANCORP, INC.
By:	David T. Provost Chief Executive Officer and President

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David T. Provost and Dennis Klaeser, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

David T. Provost	Chief Executive Officer, President and Director (Principal Executive Officer)	, 2012
Dennis Klaeser	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2012
Max A. Berlin	Director	, 2012
Donald A. Coleman	Director	, 2012
Gary Collins	Vice Chairman, Director	, 2012

Name	Title	Date

Paul E. Hodges, III	Director	, 2012
Ronald A. Klein	Director	, 2012
David G. Leitch	Director	, 2012
Robert H. Naftaly	Director	, 2012
Albert W. Papa	Director	, 2012
Wilbur L. Ross, Jr.	Director	, 2012
Thomas L. Schellenberg	Director	, 2012
Gary Torgow	Chairman of the Board	, 2012
Arthur A. Weiss	Director	, 2012

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
2.1
Purchase and Assumption Agreement, dated as of April 30, 2010, among the Federal Deposit Insurance Corporation, Receiver of CF Bancorp, Michigan, the Federal Deposit Insurance Corporation and First Michigan Bank (Single Family Shared-Loss Agreement and Commercial Shared-Loss Agreement included as Exhibits 4.15A and 4.15B thereto, respectively)†
2.2
Purchase and Assumption Agreement, dated as of November 19, 2010, among the Federal Deposit Insurance Corporation, Receiver of First Banking Center, Burlington, Wisconsin, the Federal Deposit Insurance Corporation and First Michigan Bank (Single Family Shared-Loss Agreement and Commercial Shared-Loss Agreement included as Exhibits 4.15A and 4.15B thereto, respectively)†
2.3
Purchase and Assumption Agreement, dated as of February 11, 2011, among the Federal Deposit Insurance Corporation, Receiver of Peoples State Bank, Hamtramck, Michigan, the Federal Deposit Insurance Corporation and First Michigan Bank (Single Family Shared-Loss Agreement and Commercial Shared-Loss Agreement included as Exhibits 4.15A and 4.15B thereto, respectively)†
2.4
Purchase and Assumption Agreement, dated as of April 29, 2011, among the Federal Deposit Insurance Corporation, Receiver of Community Central Bank, Mount Clemens, Michigan, the Federal Deposit Insurance Corporation and Talmer Bank and Trust (Single Family Shared-Loss Agreement and Commercial Shared-Loss Agreement included as Exhibits 4.15A and 4.15B thereto, respectively)†
3.1	Articles of Incorporation of Talmer Bancorp, Inc.
3.2	Second Amended and Restate Bylaws of Talmer Bancorp, Inc.
4.1	Specimen Class A Common Stock certificate*
4.2	Registration Rights Agreement entered into by Talmer Bancorp, Inc. for the benefit of WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P. dated March 29, 2010*
4.3	Amendment No. 1 to Registration Rights Agreement by and between Talmer Bancorp, Inc. and WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P. dated February 21, 2012*
4.4	Form of Registration Rights Agreement by and between Talmer Bancorp, Inc. and the other signatories thereto dated February 21, 2012*
5.1	Opinion of Nelson Mullins Riley & Scarborough LLP*
10.1	Employment Agreement between David T. Provost, Talmer Bancorp, Inc. and Talmer Bank and Trust dated March 19, 2010*
10.2	Employment Agreement between Gary Torgow, Talmer Bancorp, Inc. and Talmer Bank and Trust dated March 19, 2010*
10.3	Talmer Bancorp, Inc. 2009 Equity Incentive Plan*
10.4	Form of Stock Option Grant Agreement*
10.5	Form of Director Indemnification Agreement*
10.6	Form of Stock Subscription Agreement by and between Talmer Bancorp, Inc. and the other signatories thereto*

Exhibit Number	Description
10.7	Stock Subscription Agreement by and between Talmer Bancorp, Inc. and WLR IV Parallel ESC, L.P. and WLR Recovery Fund IV, L.P. dated April 14, 2010*
10.8	Form of Stock Subscription Agreement by and between Talmer Bancorp, Inc. and the other signatories thereto dated February 21, 2012*
10.9	Stock Subscription Agreement entered into by and between Talmer Bancorp, Inc. and WLR IV Parallel ESC, L.P. and WLR Recovery Fund IV, L.P. dated February 21, 2012*
16	Rehmann Robson P.C. letter to the Securities and Exchange Commission dated [ ], 2012
21.1	Subsidiaries of Talmer Bancorp, Inc.*
23.1	Consent of Crowe Horwath LLP
23.2	Consent of Nelson Mullins Riley & Scarborough LLP (included in Exhibit 5.1)*
24.1	Power of Attorney (included on signature page)

*
To be filed by amendment

†
Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedules or similar attachment to the SEC upon request.